As filed with the staff of the Securities and Exchange Commission on March 28, 2002

Registration Statement No. 333-71472

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 To
Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Versatel Telecom International N.V.
(Exact name of registrant as specified in its charter)

The Netherlands (State or other jurisdiction incorporation or organization)	4813 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

Hullenbergweg 101 1101 CL Amsterdam-Zuidoost The Netherlands (31 20) 750 1000 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	CT Corporation System 111 Eighth Avenue New York, NY 10011 (212) 894 8700 (Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Jan A. van Berne Versatel Telecom International N.V. Hullenbergweg 101 1101 CL Amsterdam-Zuidoost The Netherlands (31 20) 750 1012	David J. Beveridge Shearman & Sterling 9 Appold Street London EC2A 2AP England (44 20) 7655 5000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Calculation of Registration Fee

		Proposed maximum	Proposed maximum	Amount of
Title of each class of	Amount to be	offering price	aggregate	Registration
Securities to be Registered(1)	Registered	per unit(2)	offering price(3)	Fee(4)

Ordinary Shares par value €0.02 per share	384,444,108 shares	$0.49	$28,479.560.00	$2,620.12

Warrants to purchase Ordinary Shares(5)	19,031,718 warrants

(1)	American Depositary Receipts evidencing American Depositary Shares issuable on deposit of the ordinary shares registered hereby will be registered pursuant to a separate Registration Statement on Form F-6.

(2)	Based on the average of the high and low sale prices on the Nasdaq National Market on March 22, 2002 of $0.49 per American Depositary Share.

(3)	For filing purposes, the proposed maximum aggregate offering price presented here represents the market value of the securities received by the registrant minus the cash to be paid by the registrant to the holders of the securities (including the early tender payment).

(4)	Pursuant to Rule 457(f) under the Securities Act, the registration fee is based on the average of the bid and ask prices of the notes on March 22, 2002 minus the cash to be paid by the registrant to the holders of such securities (including the early tender payment).

(5)	The ordinary shares issuable upon exercise of the warrants registered hereunder are included in the ordinary shares registered hereunder.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRESENTATION OF INFORMATION
FORWARD-LOOKING STATEMENTS
QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER AND CONSENT SOLICITATION AND THE PLAN OF COMPOSITION AND THE PLAN OF REORGANIZATION
TERMS AND CONDITIONS OF THE EXCHANGE OFFER AND CONSENT SOLICITATION
TERMS AND CONDITIONS OF THE PLAN OF COMPOSITION AND THE PLAN OF REORGANIZATION
RISK FACTORS
PURPOSE AND EFFECTS OF THE EXCHANGE OFFER AND CONSENT SOLICITATION
THE EXCHANGE OFFER
THE CONSENT SOLICITATION
MARKET AND TRADING INFORMATION
EXCHANGE RATE INFORMATION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
USE OF PROCEEDS
CAPITALIZATION
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
THE COMPANY
MANAGEMENT
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS
DESCRIPTION OF WARRANTS
THE PLAN OF COMPOSITION
THE PLAN OF REORGANIZATION
LIQUIDATION ANALYSIS
TAXATION
SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES
GENERAL LISTING INFORMATION
LEGAL MATTERS
EXPERTS
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF VERSATEL TELECOM INTERNATIONAL N.V.
Form of Supplemental Indenture
Form of Supplemental Indenture
Form of Supplemental Indenture
Form of Supplemental Indenture
Form of Supplemental Indenture
Form of Agency Agreement Supplement
Form of Agency Agreement Supplement
Statements Re Computation
List of Subsidiaries
Consent of Independant Public Accountants
Independent Auditors Consent
Release Letter

EXPLANATORY NOTE

      This Registration Statement contains two forms of prospectus: pages 1 to 183 and F-1 to F-36 are the form of prospectus to be delivered to the holders of the notes pursuant to an exchange offer, consent solicitation and vote solicitation conducted by the company. Pages W-1 and W-2 together with the pages sent to the holders of the notes are the form of prospectus to be sent to existing shareholders of the company in connection with the vote solicitation and offer of warrants.

The information in the prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION) DATED MARCH 28, 2002

EXCHANGE OFFER, CONSENT SOLICITATION AND VOTE SOLICITATION

in respect of all outstanding

$225,000,000 13 1/4% Senior Notes due 2008;

$150,000,000 13 1/4% Senior Notes due 2008;
$180,000,000 11 7/8% Senior Notes due 2009;
€120,000,000 11 7/8% Senior Notes due 2009;
€300,000,000 11 1/4% Senior Notes due 2010;
€300,000,000 4% Senior Convertible Notes due 2004; and
€360,000,000 4% Senior Convertible Notes due 2005
of
Versatel Telecom International N.V.

•	We are offering to exchange up to 100% of our outstanding notes for cash and shares of Versatel. Concurrently with the exchange offer, we are soliciting (1) the consent of holders of our high yield notes to amend the indentures that govern such notes and the consent of holders of our convertible notes to amend the terms and conditions of such notes, (2) the irrevocable vote of holders of our high yield notes and convertible notes in favor of a plan of composition (ontwerp van akkoord) under section 252 of the Netherlands Bankruptcy Act (Faillissementswet) and the irrevocable vote of holders of our high yield notes and convertible notes and our shareholders in favor of a plan of reorganization under chapter 11 of the U.S. Bankruptcy Code and (3) the waiver of holders of our high yield notes and holders of our convertible notes of any and all defaults relating only to the exchange offer and consent solicitation, any plan of composition in connection with a suspension of payments proceeding (surseance van betaling) in a Netherlands court, any plan of reorganization in connection with a chapter 11 proceeding in a United States bankruptcy court to effect our financial restructuring and, conditional upon the completion of the exchange offer or any court approved restructuring, any and all claims against us, our directors and officers for violation of any securities laws. The solicitation of votes from our shareholders in respect of the plan of reorganization is being made pursuant to a separate informational document of which this prospectus will form a part.

•	If you decide to participate in the exchange offer, you will receive the following consideration for every $1,000 or €1,000, as the case may be, in principal amount of high yield notes and initial principal amount of convertible notes tendered:

Series:	Consideration:

$225,000,000 13 1/4% senior notes due 2008	$220.00 and 233.77 shares
$150,000,000 13 1/4% senior notes due 2008	$220.00 and 233.77 shares
$180,000,000 11 7/8% senior notes due 2009	$202.50 and 233.77 shares
€120,000,000 11 7/8% senior notes due 2009	€202.50 and 203.45 shares
€300,000,000 11 1/4% senior notes due 2010	€197.50 and 203.45 shares
€300,000,000 4% senior convertible notes due 2004	€147.50 and 234.37 shares
€360,000,000 4% senior convertible notes due 2005	€147.50 and 234.37 shares

In addition, on the payment date we will pay accrued cash interest on the notes calculated from the most recent date of payment of interest on each series of notes to March 31, 2002. Any interest paid after March 31, 2002, on any series of notes will reduce the cash offered hereby in respect of such series by the same amount. Any notes not tendered and exchanged will remain outstanding, unless we effect a financial restructuring through a court proceeding.

•	In addition, on the payment date or promptly after a termination of the exchange offer, we will pay holders of our high yield notes who tendered such notes and delivered consents and waivers on or prior to 5.00 p.m., New York time (11.00 p.m., Amsterdam time) on , 2002, and holders of our convertible notes who tendered such notes and delivered consents and waivers on or prior to the expiration date and prior to the termination of the exchange offer and who, in each case, did not withdraw such notes and consents prior to such expiration date or termination, an additional cash payment of $25.00 or €25.00 in respect of each $1,000 or €1,000, as the case may be, in principal amount of high yield notes and initial principal amount of convertible notes tendered and for which such consents and waivers are delivered. This payment is not conditioned upon receipt of votes in favor of the plan of composition or the plan of reorganization. No other consideration will be paid, including any accrued non-cash interest or payments in respect of any accretion on the initial principal amount of our convertible notes.

•	The exchange offer is conditioned, among other things, on the receipt of tenders of at least 99% in aggregate initial principal amount of all notes currently outstanding. If we do not receive tenders of at least 99% in aggregate initial principal amount of all notes currently outstanding, it may still be necessary for us to restructure our balance sheet. We currently intend to effect this financial restructuring by filing a request for suspension of payments with a Netherlands court if we receive sufficient affirmative votes on the plan of composition to seek its ratification by a Netherlands court. We may also file a chapter 11 petition in a U.S. bankruptcy court seeking confirmation of the plan of reorganization if we receive sufficient affirmative votes to seek its confirmation, but only concurrently with the filing of a request for suspension of payments with a Netherlands court. We reserve the right to terminate the exchange offer if, among other things, we receive sufficient affirmative votes in favor of the plan of composition.

•	Subject to satisfaction of the conditions to the exchange offer, unless we terminate the exchange offer, we will exchange all of your notes that you validly tender and do not withdraw. You may withdraw any notes tendered for exchange at any time before the expiration of the exchange offer. The exchange offer expires at 5:00 p.m., New York time (11:00 p.m., Amsterdam time), on , 2002, unless we extend it.

•	Concurrently with the completion of our financial restructuring, whether effected through the exchange offer, a suspension of payments proceeding in The Netherlands or a chapter 11 proceeding in the United States pursued concurrently with such suspension of payments proceeding, we will issue to our existing shareholders, at no cost to them, one warrant for every 4.8 ordinary shares or ADSs held by such shareholder. Each warrant will entitle the holder thereof during a period of two years from issuance to receive one ordinary share of Versatel at an exercise price of €1.50 per share. Application will be made to list the warrants on the Official Segment of Euronext Amsterdam N.V.

•	The exchange of your notes for cash and shares will be a partially tax free, partially taxable exchange for U.S. federal income tax purposes, and a taxable exchange for Netherlands tax purposes.

•	Our ordinary shares are listed on the Official Segment of Euronext Amsterdam N.V. and our ADSs are listed on the Nasdaq National Market under the symbol “VRSA”. The closing prices for our ordinary shares and our ADSs on March 22, 2002 were €0.55 and $0.49, respectively.

Neither the Securities and Exchange Commission, any state securities commission nor any court in the United States or The Netherlands has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This investment involves risks. We urge you to read the “Risk Factors” section of this prospectus beginning on page 26, which describes specific risks associated with the exchange offer and consent solicitation.

The Dealer Managers for the Exchange Offer are:

LEHMAN BROTHERS	MORGAN STANLEY

The date of this prospectus is                        , 2002.

      Versatel confirms that to the best of its knowledge and having made all reasonable inquiries the information contained in this prospectus is true and accurate in all material respects, and that to the best of the knowledge and belief of Versatel there are no other facts, the omission of which would, in the context of its offering, make any statement in this prospectus misleading in any material respect. Versatel is responsible for the accuracy and completeness of the information contained in this prospectus.

      You should rely only on the information contained in this prospectus and the documents incorporated therein by reference, if any. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering cash and our shares in exchange for your notes only in jurisdictions where this offer and exchange is permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus.

i

PRESENTATION OF INFORMATION

      Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). As of January 1, 2000, we have published our financial statements in euro. Prior to that date we published our financial statements in Dutch guilders. We have restated the financial statements and other financial data presented herein for the periods prior to January 1, 2000 in euro using the fixed conversion rate of NLG 2.20371 per €1.00 established with the implementation of the third stage of Monetary Union.

      References to “euro” or “€” are to the currency of The Netherlands, and references to “U.S. dollars” or “$” are to United States dollars. References to “Dutch guilders” or “NLG” are to the former currency of The Netherlands. For a discussion of the effects of exchange rate fluctuations on Versatel, see “Operating and Financial Review and Prospects”.

      For the convenience of the reader, this prospectus contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of euro amounts into U.S. dollars have been made at €1.00 per $0.8901, based on the noon buying rate in The City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on December 31, 2001.

FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements relating to our business. Such forward-looking statements can often be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “should”, “would be”, “seek” or “anticipate” or similar expressions or comparable terminology, or by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

•	The impact of this exchange offer, the plan of composition or the plan of reorganization on our financial condition and results of operations, whether or not the exchange offer is successful or either plan adopted;

•	Anticipated trends and conditions in our industry, including regulatory reforms and the liberalization of telecommunications services across Europe;

•	The impact of the recent slowdown in economic activity generally, and in the telecommunications industry in particular, on our business;

•	Our ability to compete, both nationally and internationally;

•	Our intention and ability to introduce new products and services;

•	Our expectation of the competitiveness of our services;

•	The anticipated development of our network; and

•	Our expectation of the impact of this development on our revenue potential, cost basis and margins.

      In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws and regulations, including the Rules and Regulations of Euronext Amsterdam N.V.

QUESTIONS AND ANSWERS ABOUT

THE EXCHANGE OFFER AND CONSENT SOLICITATION
AND THE PLAN OF COMPOSITION AND THE PLAN OF REORGANIZATION

      The following are some questions you may have as a holder of our notes and answers to those questions. The answers highlight information contained elsewhere in this prospectus and may not contain all the information you will need to make a decision regarding whether or not to tender your notes. You should read the entire prospectus carefully, including the “Risk Factors” section beginning on page 26, and we encourage you to read the documents to which we refer you in their entirety. You should also read the financial statements and the notes to those statements which are included in this prospectus. Unless we state otherwise in this prospectus or unless the context otherwise requires, references herein to “Versatel”, “the company”, “we”, “our” and “us” are to Versatel Telecom International N.V. and its subsidiaries, references herein to the “high yield notes” are to each series of our senior notes, references herein to the “convertible notes” are to each series of our senior convertible notes and references herein to the “notes” are to each series of our high yield notes and convertible notes. Unless the context otherwise requires, references herein to “you” are to the holders of the notes. References herein to our “shares” are to our ordinary shares and ADSs. References herein to the “plan of composition” are to the Dutch suspension of payments plan of composition (ontwerp van akkoord), references herein to the “plan of reorganization” are to the U.S. chapter 11 plan of reorganization, and references herein to the “plans” are to the plan of reorganization and the plan of composition.

Who is Versatel?

      We are a competitive communications network operator and a leading alternative to the former monopoly telecommunications carriers in our target market of the Benelux and northwest Germany. Our objective is to become the leading fully integrated alternative provider of local access facilities-based broadband services, including voice, data and Internet services, to business customers in our target market.

      Most of the initially planned construction of our backbone network has been completed. As of December 31, 2001, we had completed construction of approximately 2,029 kilometers of fiber-ready duct for the Benelux overlay sections. We had also completed the construction of 60 business park rings, 28 city rings and 76 “near overlay sections” as of December 31, 2001. Also, as of that date we had a total local access extension of 1,554 kilometers in the Benelux and 733 kilometers in Germany. We may continue to expand our backbone and local access network if attractive business opportunities arise and if we are able to finance such expansion in addition to our current operations.

      As of December 31, 2001, we had over 75,000 business customers and 1,382 employees. Our revenues grew from €58.5 million for the year ended December 31, 1999, to €181.5 million for the year ended December 31, 2000, and to €255.7 million for the year ended December 31, 2001.

      Our principal executive office is located at: Hullenbergweg 101, 1101 CL Amsterdam-Zuidoost, The Netherlands; telephone number: (31 20) 750 1000. For more information regarding our business and operations, please see the sections in this prospectus entitled “Operating and Financial Review and Prospects” and “The Company”.

Why is Versatel making the exchange offer and consent solicitation?

      As of December 31, 2001, we had approximately €1.7 billion of indebtedness, including long-term debt, and we incurred €184.1 million of annual interest expense in the year ended December 31, 2001. We generated negative Adjusted EBITDA (as defined in “Selected Consolidated Financial Information”) of €64.3 million for the year ended December 31, 2001. As of December 31, 2001, we had €722.1 million of cash and marketable securities on our balance sheet, which, together with anticipated cash flow from operations, should provide sufficient capital to fund our operations until the beginning of 2004 assuming we do not complete the exchange offer, or any court approved financial restructuring. If current conditions in the capital markets prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004. In addition, we may not be able to refinance our existing indebtedness when it becomes due, starting with approximately €380.0 million of our outstanding indebtedness that matures in December 2004.

      The principal purpose of the exchange offer is to eliminate substantially all of our outstanding indebtedness, which will decrease our interest expense. The principal purpose of the consent solicitation and the associated amendments is to eliminate or modify certain restrictive covenants and other provisions in order to enhance our future financial and operating flexibility.

      Under the terms of the exchange offer, holders of our notes will receive a combination of cash and shares, which, on a fully diluted basis, will dilute our existing shareholders by approximately 80% if we retire 99% of our outstanding notes. We are offering to exchange up to 100% of our notes, subject to the receipt of tenders of at least 99% in aggregate initial principal amount of all notes currently outstanding.

      We believe that the terms of the exchange offer and the consent solicitation are in the best interests of the company and the holders of all its securities, including shareholders. Upon completion of this exchange offer, we expect that our remaining cash balances, together with anticipated cash flow from operations, will provide us with sufficient capital to fund our existing operations until at least the beginning of the second quarter of 2003. In addition, we believe that the substantial reduction in future interest payments and principal repayments on the notes will reduce our additional funding requirements to less than €50.0 million. We also believe that our remaining funding requirement could potentially be reduced further through a combination of creating further operating efficiencies and future capital raising activities in the public or private equity and debt markets, including proceeds from warrant and option exercises. If the exchange offer had been successful and 99% of the aggregate initial principal amount of all notes currently outstanding had been tendered and accepted as of December 31, 2001, on a pro forma basis, our long-term debt would have been €17.3 million as of such date.

What classes of securities are sought in the exchange offer and what is the consideration?

      We are offering to acquire all of our outstanding high yield notes and convertible notes. If you participate in the exchange offer, on the payment date you will receive the following consideration for every $1,000 or €1,000, as the case may be, in principal amount of high yield notes and initial principal amount of convertible notes tendered:

Security					Exchange Offer

	Initial
Initial	Principal
Principal	Amount
Amount	Outstanding	Currency	Coupon	Maturity	Cash	Shares

High Yield Notes

$225 million	$215 million	U.S. dollars	13 1/4%	2008	$220.00	233.77
$150 million	$150 million	U.S. dollars	13 1/4%	2008	$220.00	233.77
$180 million	$177 million	U.S. dollars	11 7/8%	2009	$202.50	233.77
€120 million	€113 million	euro	11 7/8%	2009	€202.50	203.45
€300 million	€300 million	euro	11 1/4%	2010	€197.50	203.45
Convertible Notes

€300 million	€300 million	euro	4%	2004	€147.50	234.37
€360 million	€360 million	euro	4%	2005	€147.50	234.37

      In addition, on the payment date we will pay accrued cash interest on the notes calculated from the most recent date of payment of interest on each series of notes to March 31, 2002. Any interest paid after March 31, 2002, on any series of notes will reduce the cash offered hereby in respect of such series of notes by the same amount. Except for the early tender payment, no other consideration will be paid, including any accrued non-cash interest or payments in respect of any accretion on the initial principal amount of our convertible notes. No fractional shares will be issued and the number of shares to be issued to each exchanging holder will be rounded down to the nearest whole share. Notes may only be tendered in integral multiples of $1,000 or €1,000, as the case may be. If you hold your notes through Euroclear or Clearstream you will receive ordinary shares and if you hold your notes through The Depository Trust Company (“DTC”) you will receive ADSs.

How do you become entitled to receive the early tender payment?

      On the payment date or promptly after a termination of the exchange offer, we will pay holders of our high yield notes who tendered such notes and delivered consents and waivers on or prior to 5:00 p.m., New York time (11:00 p.m., Amsterdam time) on                               , 2002 and holders of our convertible notes who tendered such notes and delivered consents and waivers on or prior to the expiration date and prior to the termination of the exchange offer and who, in each case, did not withdraw such notes and consents prior to such expiration date or termination, an additional cash payment of $25.00 or €25.00 in respect of each $1,000 or €1,000, as the case may be, in principal amount of high yield notes and initial principal amount of convertible notes tendered and for which such consents and waivers are delivered. This payment is not conditioned upon receipt of votes in favor of the plan of composition or the plan of reorganization.

What are the benefits to you of accepting the exchange offer?

      If you tender your notes pursuant to the exchange offer and they are accepted, you will receive a combination of cash and shares in exchange for your notes and will avoid the time delay, expense and uncertainty of a court approved restructuring. You may also receive the early tender payment.

      If the exchange offer is completed and we retire 100% of our outstanding notes, there will be significantly less uncertainty about our ability to make interest payments, to finance our operations and to repay our indebtedness in the future. In addition to the certainty of the cash received, the holders of the notes will also receive approximately 80% of Versatel’s shares on a fully diluted basis and will have the opportunity to participate in any potential future appreciation in the value of our business. The holders of notes will thereby own a majority of the shares of a deleveraged company. However, concurrently with the completion of our financial restructuring, whether effected through the exchange offer or a court approved restructuring, our existing shareholders will receive, at no cost to them, one warrant for every 4.8 ordinary shares or ADSs held by such shareholder. Each warrant will entitle the holder thereof during a period of two years from issuance to receive one ordinary share at an exercise price of €1.50 per share. If all these warrants are exercised, the equity interest of the (former) holders of the notes in our company will be diluted from 80% to 77%.

      Since we also intend to modify certain restrictive covenants and other provisions contained in the indentures that govern our high yield notes and certain terms and conditions of the convertible notes, you will own shares in a company that has significantly improved financial and operating flexibility.

      If we do not receive tenders of at least 99% in aggregate initial principal amount of all notes currently outstanding but we do receive sufficient affirmative votes in favor of the plan of composition, we currently intend to effect our financial restructuring by filing a request for the suspension of payments with a Netherlands court. We may also file a chapter 11 petition in a U.S. bankruptcy court seeking confirmation of the plan of reorganization if we receive sufficient affirmative votes to seek confirmation of such plan, but not without also filing a request for suspension of payments. If we initiate such court proceedings, there is a risk that our financial restructuring, along with any payment to you, will be delayed, that the company will incur significant costs and that the outcome of such proceedings will not be as advantageous to you as we believe the exchange offer is. In addition, if you do not tender your notes and deliver your consents and waivers in accordance with the conditions of the early tender payment, and we have received sufficient affirmative votes, you will not receive the early tender payment.

What are the most significant conditions to the exchange offer?

      The exchange offer is conditioned on the receipt of tenders of at least 99% in aggregate initial principal amount of all notes currently outstanding. In addition, in order to consummate the exchange offer, we must obtain the approval of our shareholders at a general meeting of a proposed amendment of our articles of association to increase our authorized share capital, and approval of the issuance of additional shares and warrants in connection with the exchange offer, and certain other conditions must also be satisfied. For more information regarding the conditions to the exchange offer, please see the section of this prospectus entitled “The Exchange Offer — Conditions to the Exchange Offer”.

In what circumstances can we terminate the exchange offer prior to the expiration date?

      We reserve the right to terminate the exchange offer at any time prior to the expiration date if any of the conditions described under “The Exchange Offer — Conditions to the Exchange Offer” has not been satisfied. Furthermore, we may terminate the exchange offer prior to the expiration date if we have received sufficient affirmative votes in favor of the plan of composition to seek ratification of such plan.

How long do you have to decide whether to tender?

      The expiration date of the exchange offer shall be 5:00 p.m., New York time (11:00 p.m., Amsterdam time) on                     , 2002, unless it is extended by us. However, if you wish to receive the early tender payment (1) in respect of any high yield notes, you must tender your notes and deliver your consents and waivers on or prior to                     , 2002 and (2) in respect of any convertible notes, you must tender your notes and deliver your consents and waivers on or prior to the expiration date and prior to any termination of the exchange offer. This payment is not conditioned upon receipt of votes in favor of the plan of composition or the plan of reorganization.

Under what circumstances can the exchange offer be extended?

      We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. During any extension of the exchange offer, notes that were previously tendered may be withdrawn. Any notes not withdrawn will remain subject to the exchange offer and we may accept them for exchange unless they are thereafter withdrawn prior to the expiration date.

How will you be notified if the exchange offer is extended or amended?

      If we decide to extend or amend the exchange offer, we will notify the exchange agent of any extension. The exchange agent will notify you of the extension through DTC, Euroclear or Clearstream, as the case may be. We will also issue a press release or other public announcement of the extension no later than 9:00 a.m., Amsterdam time, on the next business day after the previously scheduled expiration date, and publish an announcement of the extension in the Euronext Official Daily List.

How do you tender your notes?

      A holder of notes wishing to exchange notes in the exchange offer and to deliver consents and waivers pursuant to the solicitation must comply with one of the following procedures:

•	if you hold your position through DTC, a timely confirmation of a book-entry transfer of your notes into the account of the exchange agent at DTC, plus either (1) a properly completed and executed letter of transmittal, or (2) an agent’s message in the case of a book-entry transfer;

•	if you hold your position through Euroclear and/or Clearstream, you must arrange for an electronic instruction to Euroclear and/or Clearstream instructing Euroclear and/or Clearstream to tender the notes on your behalf;

•	if you do not hold your position through DTC, Euroclear or Clearstream and you hold definitive notes, certificates for your notes must be received by the exchange agent along with a properly completed and duly executed letter of transmittal (or a manually signed facsimile of the letter of transmittal), including any required signature guarantees; or

•	if you are a resident of The Netherlands and hold notes which are traded on the Official Segment of Euronext Amsterdam N.V., you can also contact your broker or bank in The Netherlands in order to exchange your notes.

      For additional information regarding the tender of your notes, please see the section of this prospectus entitled “The Exchange Offer — Procedures for Tendering Notes”.

What effect will there be upon the rights of the notes not tendered in the exchange offer?

      If the exchange offer is completed and the proposed amendments to the indentures governing the high yield notes and the terms and conditions of the convertible notes become effective and we do not file a petition for the suspension of payments with a Netherlands court, holders of any notes not exchanged pursuant to the exchange offer will no longer be entitled to the benefits of the restrictive covenants and certain other provisions contained in the indentures of the high yield notes and the terms and conditions of the convertible notes, but will retain their debt claim against Versatel and will be entitled to receive scheduled payments of principal and interest. The modification of the restrictive covenants and certain other provisions would permit Versatel to take actions that could increase the credit risks, with respect to Versatel, faced by non-exchanging holders or that could otherwise be adverse to the interests of non-exchanging holders. As a result, there may be an adverse effect on the trading price of our notes.

What will be the effect of the exchange offer for the trading market of the notes that are not exchanged?

      We can provide no assurance as to the trading price of any notes which are not tendered if the exchange offer is completed. Our debt burden would be significantly reduced which may have a favorable impact on the trading price of any remaining outstanding indebtedness. However, to the extent that notes are exchanged in the exchange offer, the trading markets for the notes that remain outstanding thereafter may become more limited. A debt security with a small outstanding principal amount available for trading, that is, a smaller “float”, may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for notes not exchanged may be affected adversely to the extent the amount of notes exchanged pursuant to the exchange offer reduces the float of the notes. The reduced float may also tend to make the trading price more volatile. In addition, with all of their restrictive covenants and certain other provisions eliminated, the notes may trade at a discount to comparable debt securities with standard covenant and other protections. There can be no assurance that any trading market will exist for the notes following the exchange offer.

What is the consent solicitation?

      High yield notes. If you tender your high yield notes in the exchange offer and they are accepted, you also will be consenting to amend the indentures that govern the high yield notes. In addition, whether or not we complete the exchange offer and accept your notes, you will be irrevocably waiving (a) any and all defaults relating only to the exchange offer and consent solicitation, any suspension of payments proceeding in The Netherlands or any chapter 11 proceeding in the United States to effect our financial restructuring and, conditional upon completion of the exchange offer or any court approved restructuring, (b) any and all claims against us, our directors and officers for violation of any securities laws. Duly executed (and not revoked) consents to the proposed amendments from holders representing at least a majority of the outstanding amount of each series of the high yield notes are required to amend the indentures governing such high yield notes.

      The amendments will eliminate substantially all of the restrictive covenants contained in the indentures and certain other provisions, including:

•	the limitation on indebtedness covenant;

•	the limitation on restricted payments covenant;

•	the limitation on dividend and other payment restrictions affecting restricted subsidiaries covenant;

•	the limitation on the issuance and sale of capital stock of restricted subsidiaries covenant;

•	the limitation on the issuance of guarantees of indebtedness by restricted subsidiaries covenant;

•	the limitation on transactions with shareholders and affiliates covenant;

•	the covenant restricting transfers of existing business;

•	the limitation on liens covenant;

•	the limitation on asset sales covenant;

•	the requirement to make an offer to purchase upon a change of control covenant;

•	the events of default relating to each of the asset sale covenant, the consolidation, merger and sale of assets covenant, the offer to purchase upon change of control covenant, the cross-default event of default and the voluntary bankruptcy and other similar acts event of default; and

•	certain provisions of the limitation on consolidation, merger and sale of assets covenant.

      Convertible notes. If you tender your convertible notes in the exchange offer and they are accepted, you will also be consenting to amend the terms and conditions of the convertible notes. In addition, whether or not we complete the exchange offer and accept your notes, you will be irrevocably waiving (a) any and all defaults relating only to the exchange offer and consent solicitation, any suspension of payments proceeding in The Netherlands or any chapter 11 proceeding in the United States to effect our financial restructuring and, conditional upon completion of the exchange offer or any court approved restructuring, (b) any and all claims against us, our directors and officers for violation of securities laws. Duly executed (and not revoked) written consents to the proposed amendments from holders representing at least 66 2/3% of the outstanding amount of each series of convertible notes are required to amend the terms and conditions of the convertible notes.

      The amendments will eliminate the following terms and conditions of the convertible notes:

•	the right of a holder to require us to redeem all (but not less than all) of such holder’s convertible notes upon change of control; and

•	the cross-acceleration and cross-default provisions of the events of default.

How do you deliver a consent to the proposed amendments?

      If you tender your high yield notes or convertible notes, you will automatically consent to the amendments of the indentures that govern the high yield notes and the terms and conditions of the convertible notes, respectively. You cannot tender your high yield notes or convertible notes without being deemed to have consented to amend the indentures that govern the high yield notes and the terms and conditions of the convertible notes, respectively. In addition, if you tender your notes, you will also automatically be irrevocably waiving (a) any and all defaults relating only to the exchange offer and consent solicitation, any suspension of payments proceeding in The Netherlands or any chapter 11 proceeding in the United States to effect our financial restructuring and, conditional upon completion of our exchange offer or any court approved restructuring, (b) any and all claims against us, our directors and officers for violation of any securities laws. However, a tender of notes will not be deemed a vote in favor of the plan of composition or the plan of reorganization.

Can you withdraw previously tendered notes or revoke consents or waivers?

      Tenders of notes may be withdrawn any time at or prior to 5:00 p.m., New York time (11:00 p.m., Amsterdam time), on the expiration date of the exchange offer. A withdrawal of a tendered note means that you also revoke your consent with respect to such note. However, any withdrawal of tendered notes will not revoke the waiver by such holder with respect to such note. All such waivers are irrevocable. Tenders of notes may not be withdrawn following the expiration date. No early tender payment will be made in respect of high yield notes or convertible notes withdrawn prior to the expiration date.

How do you withdraw a tender of your notes?

      You may withdraw tenders of notes at any time prior to the expiration of the exchange offer. For a withdrawal to be effective:

•	a withdrawing holder who holds its position through DTC must comply with the appropriate procedures of DTC’s automated tender offer program;

•	a withdrawing holder who holds its position through Euroclear and/or Clearstream must comply with the appropriate procedures of Euroclear and/or Clearstream;

•	for other holders, the exchange agent must receive written notice of withdrawal at its address on the back cover page of this prospectus; or

•	if you are a resident of The Netherlands and hold notes which are traded on the Official Segment of Euronext Amsterdam N.V., you can also contact your broker or dealer or bank in The Netherlands in order to withdraw your notes.

      For additional information on withdrawal rights, please see the section of this prospectus entitled “The Exchange Offer — Withdrawal Rights”.

What are the tax consequences of your participation in the exchange offer?

      United States Taxation. It is anticipated that the exchange of our high yield notes pursuant to the exchange offer will be treated as a recapitalization for U.S. federal income tax purposes. As a consequence, a U.S. holder of such notes realizing a gain pursuant to the exchange offer generally will recognize such gain only to the extent of the amount of cash received in the exchange offer, and a U.S. holder of such notes that realizes a loss pursuant to the exchange offer will not be entitled to recognize such loss. It is anticipated that the exchange offer will be a fully taxable transaction with respect to our convertible notes and that recapitalization treatment will not apply. Special rules apply with regard to foreign currency gains and losses (if any), market discount and acquisition premium in respect of such notes. In addition, it is anticipated that the receipt of warrants issued to the shareholders as part of the exchange offer will be tax-free for the shareholders. For further information (including information as to the early tender payment), please see the discussion under “Taxation — United States Taxation”.

      Netherlands Taxation. In general the following Netherlands tax considerations apply with respect to the exchange of the notes and the holding of the shares:

      Taxation of Notes. For a holder (as defined under “Taxation — Netherlands Taxation”) the exchange of the notes will generally not lead to Netherlands (corporate) income tax. Corporate holders will only be taxed if the notes are deemed to be held in connection with a Netherlands business or otherwise have Netherlands sources of income to which the notes are deemed to be connected. Individual holders are generally only taxed if the notes are part of a business activity or an activity that is treated as taxable under the Netherlands tax system (inkomsten uit overige werkzaamheden).

      Taxation of Shares. For corporate holders of our notes the ordinary shares received in return for the notes will generally only lead to Netherlands corporate income tax (on gains or income) if such shares are deemed to be connected to a Netherlands business. For resident individual holders, the ordinary shares generate taxable income if they are part of a business activity or an activity that is treated as taxable under the Netherlands tax system (inkomsten uit overige werkzaamheden), otherwise, they are part of their assets on which the so-called deemed income of 4% is calculated. Non-resident individual holders will not be taxed on their income or gains on shares, unless the shares are part of a business activity or an activity that is treated as taxable under the Netherlands tax system (inkomsten uit overige werkzaamheden) that is deemed to be carried out in The Netherlands. For further information, please see the discussion under “Taxation — Netherlands Taxation”.

      Holders of notes are urged to consult their own tax advisors with regard to the tax treatment of the exchange offer and the receipt of shares and cash pursuant to the exchange offer.

What are the tax consequences for Versatel if we complete this exchange offer?

      Although this exchange offer would result in a significant non-recurring net gain for accounting and tax purposes (consisting primarily of an extraordinary gain resulting from the extinguishment of the high yield notes and a one time charge to interest expense as a result of the induced conversion related to the convertible notes), we expect to continue to make losses in the future. We believe that we will have sufficient current and future operating losses and other tax losses that could be used to offset the gain and that a successful financial restructuring, whether through the successful completion of this exchange offer or through a court approved plan, will not result in any net cash payment in respect of Netherlands corporate income tax at this time as a result of the available and future losses carry forward. However, the Netherlands tax authorities could challenge the amount of such present and future tax losses in any audit of our tax returns.

Whom do you contact if you have questions about the exchange offer?

      The information agent, the exchange agent and the dealer managers can help answer your questions. For further copies of this prospectus and other materials related to the exchange offer and consent solicitation, please contact the information agent, D.F. King & Co., Inc. For questions regarding the procedures to be followed for tendering your notes, please contact the exchange agent, The Bank of New York. For all other questions, please contact the dealer managers, Lehman Brothers International (Europe) and Morgan Stanley & Co. International Limited. The contact information for each of these parties is set forth on the back cover page of this document. Services in connection with the exchange offer as well as copies of this prospectus and other materials related to the exchange offer are also available at the office of the Luxembourg listing agent of certain series of our notes, Kreditbank S.A. Luxembourgeoise, 43 Boulevard Royal, L-2955 Luxembourg, attention: Catherine Vesvre, Corporate Trust and Agencies. The listing agent for the ordinary shares and warrants is Morgan Stanley & Co. International Limited. In addition, if you are a resident in The Netherlands and hold notes which are traded on the Official Segment of Euronext Amsterdam N.V., you may also contact your broker or bank in The Netherlands.

Why is Versatel soliciting votes for the plan of composition and the plan of reorganization?

      The principal purpose of the exchange offer is to eliminate substantially all of our outstanding indebtedness. For the exchange offer to be successful, at least 99% in aggregate principal amount of all notes currently outstanding must be tendered. We believe that such a substantial reduction in future interest payments and principal repayments on the notes will reduce our additional funding requirements to less than €50.0 million and that our remaining funding requirement could potentially be reduced further through a combination of creating further operating efficiencies and future capital raising activities in the public or private equity and debt markets, including proceeds from warrant and option exercises. For this reason, if we do not receive tenders in the exchange offer of at least 99% in aggregate initial principal amount of all notes currently outstanding, we may still need to restructure our balance sheet. If we have received sufficient affirmative votes on the plan of composition to seek its ratification by a Netherlands court, we currently intend to effect this financial restructuring by filing a request for suspension of payments with a Netherlands court. In addition, we may file a chapter 11 petition in a U.S. bankruptcy court seeking confirmation of the plan of reorganization if we have sufficient affirmative votes to seek confirmation of such plan, but not without also filing a request for suspension of payments. Furthermore, if we receive sufficient affirmative votes in favor of the plan of composition during the exchange offer, we may terminate the exchange offer and file for suspension of payments. Any court procedure will only be initiated in respect of Versatel Telecom International N.V., the holding company, and therefore, our operating subsidiaries will not directly be affected by any such court procedure. Our operating subsidiaries intend to pay all of their obligations including, but not limited to, trade vendors, wages of employees, rent and other operating expenses, when they become due.

      Approval of the plan of composition requires, among other things, the affirmative votes of two-thirds in number of creditors of admitted and recognized claims representing three-quarters in amount of the admitted and recognized claims. Approval of the plan of reorganization requires, among other things, the affirmative votes of two-thirds in amount of allowed claims and more than one-half in number of allowed claims in each class of claims under the plan of reorganization. Under the United States Bankruptcy Code, a class of claims accepts a plan of reorganization if such plan has been accepted by creditors (other than creditors whose acceptances were not procured in good faith) that hold at least two-thirds in amount and more than one-half in number of the allowed claims of such class held by creditors that have voted to accept or reject the plan.

If any court approved restructuring were to be ratified, all holders of notes, including those that do not tender their notes pursuant to the terms of the exchange offer, would be bound to the terms of the plan of composition and, if applicable, the plan of reorganization, 100% of the notes would be cancelled and holders of notes would receive the same consideration that is offered in the exchange offer in full satisfaction for their notes. As a result, we would achieve the principal objective of this exchange offer: the elimination of substantially all of our outstanding indebtedness.

How do you vote in favor of the plan of composition and the plan of reorganization?

      A holder of notes wishing to vote in favor of the plan of composition and the plan of reorganization should complete the proxy or ballot, respectively, accompanying this prospectus and send the executed proxy or ballot to the exchange agent at the address set forth in the prospectus and on the ballot and proxy. The choice to vote on the plan of composition and the plan of reorganization is separate from the choice to participate in the exchange offer.

What are the advantages of concurrent U.S. and Dutch court proceedings?

      Almost all actions to collect debts or claims against Versatel would be enjoined automatically upon the filing of a chapter 11 petition by Versatel. While it is uncertain whether this “automatically” would apply to actions taken by creditors domiciled outside the United States, the automatic stay could enjoin action by U.S. noteholders and other creditors against Versatel. Thus, the automatic stay could reduce any potential disruption related to Versatel’s financial restructuring. In addition, a recent precedent in a Dutch Court in which the court recognized the votes of individual noteholders, rather than those of the trustee on behalf of the individual noteholders, was based in part on the fact that such votes also were solicited, and certified to the court, in chapter 11 proceedings. An additional benefit of filing a chapter 11 case is that it may mitigate the effect of any claims against us relating to a previously filed class action lawsuit in the United States.

TERMS AND CONDITIONS OF

THE EXCHANGE OFFER AND CONSENT SOLICITATION

Securities for which we are making this Exchange Offer	We are making this exchange offer and consent solicitation for all our outstanding high yield notes and convertible notes:

The High Yield Notes	CUSIP		ISIN

$225,000,000 13 1/4% senior notes due 2008	925301AB9		US925301AB92
$150,000,000 13 1/4% senior notes due 2008	925301AG8		US925301AG89
$180,000,000 11 7/8% senior notes due 2009	925301AH6		US925301AH62
€120,000,000 11 7/8% senior notes due 2009	925301AJ2		US925301AJ29
€300,000,000 11 1/4% senior notes due 2010	925301AM5		XS0117010438
		144A:	XS0109727445
		Reg S:	XS0109727791

The Convertible Notes		CUSIP	ISIN

€300,000,000 4% senior convertible notes due 2004	144A:	050686989	XS0105468424
	Reg S:	020550927	XS0105468341
€360,000,000 4% senior convertible notes due 2005	144A:	225520022	XS0109727288
	Reg S:	215520024	XS0109726710

The Exchange Offer	On the payment date you will receive the following consideration for every $1,000 or €1,000, as the case may be, in principal amount of high yield notes and initial principal amount of convertible notes tendered:

Security					Exchange Offer

	Initial
Initial	Principal
Principal	Amount
Amount	Outstanding	Currency	Coupon	Maturity	Cash	Shares

High Yield Notes

$225 million	$215 million	U.S. dollars	13 1/4%	2008	$220.00	233.77
$150 million	$150 million	U.S. dollars	13 1/4%	2008	$220.00	233.77
$180 million	$177 million	U.S. dollars	11 7/8%	2009	$202.50	233.77
€120 million	€113 million	euro	11 7/8%	2009	€202.50	203.45
€300 million	€300 million	euro	11 1/4%	2010	€197.50	203.45
Convertible Notes

€300 million	€300 million	euro	4%	2004	€147.50	234.37
€360 million	€360 million	euro	4%	2005	€147.50	234.37

In addition, we will pay accrued cash interest on the notes calculated from the most recent date of payment of interest on each series of notes to March 31, 2002. Any interest paid after March 31, 2002 on any series of notes will reduce the cash offered hereby in respect of such series of notes by the same amount. Except for the early tender payment, no other consideration will be paid, including any accrued non-cash interest or payments in respect of any accretion on the initial principal amount of our convertible notes. No fractional shares will be issued and the number of shares to be issued to each exchanging holder will be rounded down to the nearest whole share. Notes may only be tendered in integral multiples of $1,000 or €1,000, as the case may be. If you hold your notes through Euroclear or Clearstream you will receive ordinary shares and if you hold your notes through DTC you will receive ADSs.

Any notes not exchanged will remain outstanding, unless we effect a financial restructuring through a court proceeding. In order to be exchanged, your notes must be properly tendered before the expiration date. Subject to satisfaction of the conditions to the exchange offer, all notes that are validly tendered and not withdrawn will be accepted for exchange.

Upon completion of the exchange offer and assuming that 99% in aggregate initial principal amount of notes currently outstanding is tendered and exchanged, approximately 80% of our ordinary shares, on a fully diluted basis, will be held by tendering holders of notes. However, as part of the terms of the exchange offer, our shareholders will receive, at no cost to them, concurrently with the completion of our financial restructuring, whether effected through the exchange offer, a suspension of payments proceeding in The Netherlands or a chapter 11 proceeding in the United States pursued concurrently with such suspension of payments procedure in The Netherlands, one warrant for every 4.8 ordinary shares or ADSs held by such shareholder. Each warrant will entitle the holder thereof during a period of two years from issuance to receive one ordinary share at an exercise price of €1.50 per share. If all these warrants are exercised, the equity interest of the (former) holders of the notes in our company will be diluted from 80% to 77%.

Early Tender Payment	On the payment date or promptly after a termination of the exchange offer, we will pay holders of our high yield notes who tendered such notes and delivered consents and waivers on or prior to 5:00 p.m., New York time (11:00 p.m., Amsterdam time) on , 2002, and holders of our convertible notes who tendered such notes and delivered consents and waivers on or prior to the expiration date and prior to the termination of the exchange offer and who, in each case, did not withdraw such notes and consents prior to the expiration date, an additional cash payment of $25.00 or €25.00 in respect of each $1,000 or €1,000, as the case may be, in principal amount of high yield notes and initial principal amount of convertible notes tendered and for which such consents and waivers are delivered. This payment is not conditioned upon receipt of votes in favor of the plan of composition or the plan of reorganization.

Expiration Date	The expiration date of the exchange offer shall be 5:00 p.m., New York time (11:00 p.m., Amsterdam time) on , 2002, unless extended.

Payment Date	The payment date will be as promptly as practicable after the expiration date unless any condition of the exchange offer has not been satisfied and not otherwise been waived.

Minimum Tender Threshold	The exchange offer is conditioned, among other things, on the receipt of tenders of at least 99% in aggregate initial principal amount of all notes currently outstanding.

Warrants	On the payment date, we will issue to our shareholders, at no cost to them, one warrant for every 4.8 ordinary shares or ADSs held by such shareholder. Each warrant will entitle the holder thereof during a period of two years from issuance to receive one ordinary share at an exercise price of €1.50 per share. No fractional warrants will be issued and the number of warrants to be issued to each shareholder will be rounded down to the nearest whole number. An application will be made to list the warrants on the Official Segment of Euronext Amsterdam N.V.

Consent Solicitation	High Yield Notes. If you tender your high yield notes in the exchange offer and they are accepted, you also will be consenting to amend the indentures that govern the high yield notes. In addition, whether or not we complete the exchange offer and accept your notes, you will be irrevocably waiving (a) any and all defaults relating only to the exchange offer and consent solicitation, any suspension of payments proceeding in The Netherlands or any chapter 11 proceeding in the United States to effect our financial restructuring and, conditional upon completion of the exchange offer or any court approved restructuring, (b) any and all claims against us, our directors and officers for violation of any securities laws.

The amendments will eliminate substantially all of the restrictive covenants and certain other provisions contained in the indentures, including:

• the limitation on indebtedness covenant;

• the limitation on restricted payments covenant;

• the limitation on dividend and other payment restrictions affecting restricted subsidiaries covenant;

• the limitation on the issuance and sale of capital stock of restricted subsidiaries covenant;

• the limitation on the issuance of guarantees of indebtedness by restricted subsidiaries covenant;

• the limitation on transactions with shareholders and affiliates covenant;

• the covenant restricting transfers of existing business;

• the limitation on liens covenant;

• the limitation on asset sales covenant;

• the requirement to make an offer to purchase upon a change of control covenant;

• the events of default relating to each of the asset sale covenant, the consolidation, merger and sale of assets covenant, the offer to purchase upon change of control covenant, the cross-default event of default and the voluntary bankruptcy and other similar acts event of default; and

• certain provisions of the limitation on consolidation, merger and sale of assets covenant.

Convertible Notes. If you tender your convertible notes in the exchange offer and they are accepted, you also will be consenting to amend the terms and conditions of the convertible notes. In addition, whether or not we complete the exchange offer and accept your notes, you will be irrevocably waiving (a) any and all defaults relating only to the exchange offer and consent solicitation, any suspension of payments proceeding in The Netherlands or any chapter 11 proceeding in the United States to effect our financial restructuring and, conditional upon completion of our financial restructuring, (b) any and all claims against us, our directors and officers for violation of any securities laws. The amendments will eliminate the following provisions:

• the right of a holder to require us to redeem all (but not less than all) of such holder’s convertible notes upon a change of control; and

• the cross-acceleration and cross-default provisions of the events of default.

Minimum Consent Thresholds	Duly executed (and not revoked) consents to the proposed amendments from holders representing at least a majority of the outstanding amount of each series of the high yield notes are required to amend the indentures governing such high yield notes. Duly executed (and not revoked) written consents to the proposed amendments from holders representing at least 66 2/3% of the outstanding amount of each series of convertible notes are required to amend the terms and conditions of the convertible notes.

Certain Other Conditions to the Exchange Offer	We will not be required to, but we reserve the right to, accept for exchange any notes tendered, and may terminate the exchange offer if:

• our shareholders do not approve the proposed amendment of our articles of association to, among other matters, increase our authorized capital, or do not approve the issuance of additional shares and warrants in connection with the exchange offer;

• if we receive sufficient affirmative votes in favor of the plan of composition; or

• any other condition of the exchange offer as described under “The Exchange Offer — Conditions to the Exchange Offer” remains unsatisfied.

Withdrawal Rights	Tenders of notes and consents may be withdrawn any time at or prior to 5:00 p.m., New York time (11:00 p.m., Amsterdam time) on the expiration date by following the procedures described herein. Tenders of notes may not be withdrawn and consents cannot be revoked following the expiration date. A withdrawal of a tendered note means that you also revoke your consent with respect to such note. However, any withdrawal of tendered notes will not revoke the waiver by such holder with respect to such note. All such waivers are irrevocable.

Required Approvals	No federal or state regulatory requirements must be complied with and no approvals need be obtained in the United States or The Netherlands in connection with the exchange offer, other than those with which we have complied or will comply, or those approvals which we have obtained or will obtain.

Appraisal Rights	There are no dissenters’ rights or appraisal rights with respect to the exchange offer.

Certain U.S. Federal Income Tax and Netherlands Tax Consequences for Note Holders	United States Taxation. It is anticipated that the exchange offer will be treated as a recapitalization for U.S. federal income tax purposes with respect to our high yield notes. A U.S. holder exchanging such notes pursuant to the exchange offer generally will not recognize any loss on the transaction and will recognize gain only to the extent of the amount of cash received in the exchange offer. Special rules apply with regard to foreign currency gain or loss (if any), market discount and acquisition premium in respect of such notes. It is anticipated that the exchange offer will be a fully taxable transaction with respect to our convertible notes and that recapitalization treatment will not apply. In addition, it is anticipated that the receipt of warrants issued to the shareholders as part of the exchange offer will be tax-free for the shareholders. For further information, including information as to the early tender payment, please see the section of this prospectus entitled “Taxation — United States Taxation”.

Netherlands Taxation. In general, the following Netherlands tax considerations apply with respect to the exchange of the notes and the holding of the shares.

Taxation of Notes. For a holder (as defined under “Taxation — Netherlands Taxation”) the exchange of the notes will generally not lead to Netherlands (corporate) income tax. Corporate holders are only taxed if the notes are deemed to be held in connection with a Netherlands business or otherwise have Netherlands sources of income to which the notes are deemed to be connected. Individual holders are generally only taxed if the notes are part of a business activity or an activity that is treated as taxable under the Netherlands tax system (inkomsten uit overige werkzaamheden).

Taxation of Shares. For corporate holders the shares received in return for the notes will generally only lead to Netherlands corporate income tax (on gains or income) if such shares are deemed to be connected to a Netherlands business. For resident individual holders, the shares generate taxable income if they are part of a business activity or an activity that is treated as taxable under the Netherlands tax system (inkomsten uit overige werkzaamheden); otherwise, they are part of their assets on which deemed income of 4% is calculated. Non-resident individual holders are generally not taxed on their income or gains on shares, unless the shares are part of a business activity or an activity that is treated as taxable under the Netherlands tax system (inkomsten uit overige werkzaamheden) that is deemed to be carried out in The Netherlands. For further information, please see the discussion under “Taxation — Netherlands Taxation”.

Holders of notes are urged to consult their own tax advisors with regard to the tax treatment of the exchange offer and the receipt of shares and cash received pursuant to the exchange offer.

Listing	Application has been made to list the ordinary shares and will be made to list the warrants to be issued in connection with the exchange offer on the Official Segment of Euronext Amsterdam N.V. It is expected that the ordinary shares and the warrants will be admitted to listing on the Official Segment of Euronext Amsterdam N.V. on or before the payment date. The ADSs will be listed on the Nasdaq National Market on or before the payment date.

Listing Agent	Morgan Stanley & Co. International Limited.

Brokerage Commissions	You are not required to pay any brokerage commissions to the dealer managers.

Dealer Managers	Lehman Brothers International (Europe) and Morgan Stanley & Co. International Limited.

Information Agent	D.F. King & Co., Inc.

Exchange Agent	The Bank of New York.

Further Information	For more information on Versatel, please read our Annual Reports filed with the SEC on Form 20-F and quarterly reports and other information filed with the SEC on Form 6-K. Additional copies of this prospectus and other materials related to the exchange offer and consent solicitation may be obtained by contacting the information agent. For questions regarding the procedures to be followed for tendering your notes, please contact the exchange agent. For all other questions, please contact the dealer managers. The contact information for each of these parties is set forth on the back cover of this prospectus. In addition, if you are resident in The Netherlands and hold notes which are traded on the Official Segment of Euronext Amsterdam N.V., you can also contact your broker or bank in The Netherlands.

TERMS AND CONDITIONS OF THE PLAN OF COMPOSITION

AND THE PLAN OF REORGANIZATION

      The following is a summary of some of the terms and conditions of the plan of composition and the plan of reorganization, and is qualified in its entirety by reference to all of the provisions of each plan, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. You should read each plan carefully.

      We have negotiated the terms of our financial restructuring and the implementation thereof with an ad hoc committee of holders of notes, whose members have agreed to support the exchange offer and consent solicitation and the plan of composition and plan of reorganization. The committee is part of a wider group of bondholders that collectively own approximately 74% of our outstanding notes. The members of the committee collectively hold approximately 33% of our outstanding notes. See “The Exchange Offer — Lock-Up Agreement”. If we do not receive tenders in the exchange offer of at least 99% in aggregate initial principal amount of all notes currently outstanding, it may still be necessary to restructure our balance sheet. Assuming we have received sufficient affirmative votes on the plan of composition to seek ratification of the plan of composition by a Netherlands court, we currently intend to effect this restructuring by filing a request for the suspension of payments with a Netherlands court. We may also file a chapter 11 petition in a U.S. bankruptcy court seeking confirmation of the plan of reorganization if we receive sufficient affirmative votes to seek confirmation of such plan of reorganization, but not without also filing a request for the suspension of payments. Our operating subsidiaries will not be directly affected by the court proceedings and they intend to pay all their obligations, including trade vendors, wages of employees, rent, etc., when due.

The Plan of Composition

Vote Solicitation	Concurrently with the exchange offer and consent solicitation, we are soliciting irrevocable votes by means of written irrevocable proxies from the beneficial holders of our notes in favor of the plan of composition. Votes must be received by the expiration date. An extension of the expiration date of the exchange offer will also extend the expiration date of the vote solicitation period. If we do not receive tenders in the exchange offer of at least 99% in aggregate initial principal amount of all notes currently outstanding, but we have received sufficient affirmative votes on the plan of composition to seek ratification of the plan of composition by a Netherlands court, then we currently intend to complete our financial restructuring by filing a petition for the suspension of payments with a Netherlands court seeking ratification of the plan of composition.

Effect of Ratification of the Plan of Composition	If the plan of composition were ratified, all holders of notes, including those that do not tender their notes pursuant to the terms of the exchange offer, those that do not submit irrevocable voting proxies and those that submit irrevocable voting proxies to reject the plan, would be bound to the terms of the plan and 100% of the notes would be cancelled and holders of notes would receive the same consideration that is offered in the exchange offer in full satisfaction for their notes:

Security					Consideration

	Initial
Initial	Principal
Principal	Amount
Amount	Outstanding	Currency	Coupon	Maturity	Cash	Shares

High Yield Notes

$225 million	$215 million	U.S. dollars	13 1/4%	2008	$220.00	233.77
$150 million	$150 million	U.S. dollars	13 1/4%	2008	$220.00	233.77
$180 million	$177 million	U.S. dollars	11 7/8%	2009	$202.50	233.77
€120 million	€113 million	euro	11 7/8%	2009	€202.50	203.45
€300 million	€300 million	euro	11 1/4%	2010	€197.50	203.45
Convertible Notes

€300 million	€300 million	euro	4%	2004	€147.50	234.37
€360 million	€360 million	euro	4%	2005	€147.50	234.37

In addition, holders of notes will receive accrued cash interest on the notes calculated from the most recent date of payment of interest on each series of notes to March 31, 2002. Any interest paid after March 31, 2002 on any series of notes will reduce the cash offered under the plan in respect of such series of notes by the same amount. Payment will be made as promptly as practicable after the Effective Date (as defined below). No other consideration will be paid, including any accrued non-cash interest or payments in respect of any accretion on the principal amount of our convertible notes. Although the early tender payment is not conditioned upon receipt of your vote in favor of the plan of composition, holders of notes who tender their notes and are eligible to receive the early tender payment will receive it prior to the filing of a suspension of payments.

How long could it take for the Plan of Composition to be Ratified	It could take 12 weeks or more or even longer if subject to appeal from the date of the request for suspension of payments for a Netherlands court to ratify the plan of composition. If we undertake a chapter 11 proceeding in the United States, we intend that the plan of reorganization will not become effective prior to the plan of composition.

Required Votes on the Plan of Composition	In order for the plan of composition to be submitted to the court for ratification, at least two-thirds in number of the creditors of admitted and recognized claims representing more than three-quarters in amount of the admitted and recognized claims must vote in favor of the plan of composition at the creditors’ meeting.

Why you should Vote	It is important that all holders of notes vote to accept or reject the plan of composition, whether or not they tender their notes in the exchange offer, because, under Netherlands bankruptcy law admitted and recognized creditors not present at the creditors’ meeting, or admitted or recognized creditors who abstain from voting shall effectively be considered to have voted against acceptance of the plan of composition.

In the event that the holders of notes do not vote to accept the plan of composition, we reserve the right to modify the terms of the plan of composition. Any modification could result in treatment that is less favorable than the treatment currently provided in the plan of composition. Less favorable terms could include a distribution to the creditors of property of less value than that currently provided in the plan of composition or, in certain cases, no distribution of property. Any such modification may require resolicitation of votes from creditors and could result in a delay of the ratification of the plan of composition that would increase the risk that the plan of composition, as modified, would not be ratified.

If you are a Holder of Notes, your Decision to Vote is Independent of your Decision to Tender Notes	The decision to vote on the plan of composition is completely independent of the decision whether or not to tender notes pursuant to the exchange offer. Acceptance or rejection of the exchange offer will not constitute acceptance or rejection of the plan of composition. Therefore, all holders of notes are encouraged to vote to accept or reject the plan of composition regardless of whether they choose to participate in the exchange offer. In addition, holders of notes should not return their notes with the proxy.

Revocation of Votes	Votes on the plan of composition may not be revoked.

Voting Record Date	The voting record date is , 2002.

Expiration Date	The expiration date of the vote solicitation shall be 5:00 p.m., New York time (11:00 p.m., Amsterdam time) on , 2002.

Eligibility to Vote	The beneficial holders of record of notes on the voting record date shall be entitled to vote to accept or reject the plan of composition and to submit irrevocable proxies.

Effective Date	The effective date is the date upon which the ratification of the plan of composition by the Dutch court becomes final and non-appealable.

The Plan of Reorganization

Vote Solicitation	Concurrently with the exchange offer, we are soliciting irrevocable votes from holders of our notes and our shareholders in favor of the plan of reorganization. Votes must be received by the expiration date. An extension of the expiration date of the exchange offer will also extend the expiration date of the vote solicitation period. If on the expiration date we have not received tenders of at least 99% in aggregate initial principal amount of all notes currently outstanding but we have received sufficient affirmative votes on the plan of reorganization to seek confirmation of such plan by a U.S. bankruptcy court, and we have received sufficient affirmative notes on the plan of composition to seek ratification of such plan by a Netherlands court, then we may file, concurrently with the request for the suspension of payments in a Netherlands court, a chapter 11 petition in a U.S. bankruptcy court seeking confirmation of the plan of reorganization. Any court proceeding will only be initiated in respect of Versatel Telecom International N.V., the holding company. Our operating subsidiaries will not be directly affected by the court proceeding and they intend to continue to pay all their obligations, including trade vendors, wages of employees, rent, etc., when due.

Effect of Confirmation of the Plan of Reorganization	If the plan of reorganization were confirmed, our shareholders and all holders of notes, including those that do not tender their notes pursuant to the terms of the exchange offer, those who do not submit irrevocable voting proxies and those who submit irrevocable voting proxies to reject the plan of reorganization, would be bound to the terms of the plan and 100% of the notes would be cancelled and holders of notes would receive the same consideration that is offered in the exchange offer in full satisfaction for the cancellation of all of their notes:

Security					Consideration

	Initial
Initial	Principal
Principal	Amount
Amount	Outstanding	Currency	Coupon	Maturity	Cash	Shares

High Yield Notes

$225 million	$215 million	U.S. dollars	13 1/4%	2008	$220.00	233.77
$150 million	$150 million	U.S. dollars	13 1/4%	2008	$220.00	233.77
$180 million	$177 million	U.S. dollars	11 7/8%	2009	$202.50	233.77
€120 million	€113 million	euro	11 7/8%	2009	€202.50	203.45
€300 million	€300 million	euro	11 1/4%	2010	€197.50	203.45
Convertible Notes

€300 million	€300 million	euro	4%	2004	€147.50	234.37
€360 million	€360 million	euro	4%	2005	€147.50	234.37

In addition, holders of notes will receive accrued cash interest on the notes calculated from the most recent date of payment of interest on each series of notes to March 31, 2002. Any interest paid after March 31, 2002 on any series of notes will reduce the cash offered under the plan in respect of such series of notes by the same amount. No other consideration will be paid, including any accrued non-cash interest or payments in respect of any accretion on the initial principal amount of our convertible notes. Although the early tender payment is not conditioned upon receipt of your vote in favor of the plan of reorganization, holders of notes who tender their notes and are eligible to receive the early tender payment will receive it.

How long could it take for the Plan of Reorganization to be Confirmed	It could take six weeks or more from the date that cases under chapter 11 of the U.S. bankruptcy code are commenced for the U.S. bankruptcy court to confirm the plan of reorganization, even if the plan of reorganization is uncontested. We intend that the plan of reorganization will not become effective prior to the plan of composition.

Treatment of Claims and Interests under the Plan of Reorganization	Under the plan of reorganization, claims and interests are categorized into the following 10 classes:

• Class 1 — Secured Claims;

• Class 2 — Other Priority Claims;

• Class 3 — General Unsecured Claims;

• Class 4 — 13 1/4% High Yield Note Claims;

• Class 5 — 11 7/8% U.S. Dollar High Yield Note Claims:

• Class 6 — 11 7/8% Euro High Yield Note Claims;

• Class 7 — 11 1/4% High Yield Note Claims;

• Class 8 — Convertible Note Claims;

• Class 9 — Ordinary Shareholder Interests; and

• Class 10 — Ordinary Shareholder Securities Fraud Claims.

For a discussion of the classification and treatment of claims and interests under the plan of reorganization, see “The Plan of Reorganization Classification and Treatment of Claims and Interests”.

Voting on the Plan of Reorganization	In order for a class of claims to accept a plan of reorganization under the U.S. bankruptcy code, acceptances must be received from the holders of claims in such class constituting at least two-thirds in amount and more than one-half in number of the allowed claims in such class that vote to accept or reject the plan of reorganization. In order for a class of interests to accept a plan of reorganization under the U.S. bankruptcy code, acceptances must be received from holders of interests in such class that hold at least two-thirds in amount of the allowed interests in such class that vote to accept or reject the plan of reorganization.

Only classes of claims and interests that are impaired, and that are receiving or retaining property, under the plan of reorganization are entitled to vote on the plan of reorganization. If we file a plan of reorganization, it would have six impaired classes of claims and interests entitled to vote: (a) a class consisting of our $225,000,000 13 1/4% senior notes due 2008 and our $150,000,000 13 1/4% senior notes due 2008, (b) a class consisting of our $180,000,000 11 7/8% senior notes due 2009, (c) a class consisting of our €120,000,000 11 7/8% senior notes due 2009, (d) a class consisting of our €300,000,000 11 1/4% senior notes due 2010, (e) a class consisting of holders of our convertible notes and (f) a class consisting of our shareholders. A plan of reorganization, however, may be confirmed under certain circumstances if at least one impaired class of claims votes to accept the plan. Because, under the U.S. bankruptcy code, only those holders of claims or interests that vote to accept or reject the plan will be counted for purposes of determining the requisite approvals, the plan of reorganization could be approved by a vote of substantially less than two-thirds or more than one-half in number of the allowed claims. However, regardless of the vote on the plan of reorganization, it is possible that a U.S. bankruptcy court may not confirm the plan of reorganization. See “Risk Factors — Risks Related to U.S. Bankruptcy”.

Why you should Vote	It is important that all holders of notes and all our shareholders vote to accept or reject the plan of reorganization, whether or not they tender their notes in the exchange offer, because, under the U.S. bankruptcy code for purposes of determining whether the requisite acceptances have been received, only those holders of allowed claims and interests that vote will be counted. Failure by a holder of notes or a shareholder to send a completed and signed ballot will be deemed to constitute an abstention by such holder of notes or shareholder with respect to a vote regarding the plan. Failure by a nominee to send in a completed and signed master ballot will be deemed to constitute an abstention by all of the underlying ballots. Abstentions, either as a result of submitting a ballot that has not been fully completed or signed or by not submitting any ballot, will not be counted as votes for or against the plan or as a vote. In addition, there is a risk that a failure to vote for the plan or reorganization may be deemed by a Netherlands court to be a vote against the plan of composition. Ballots must be received by the expiration date. For further description of voting procedures, see “The Plan of Reorganization — Solicitation and Voting — Voting by Holders of Notes and Shareholders”.

In the event that any class composed of holders of notes or shares does not vote to accept the plan of reorganization, we reserve the right to modify the terms of the plan of reorganization. Any modification could result in treatment that is less favorable to any non-accepting class of classes, as well as to any classes junior to a class consisting of holders of notes, than the treatment currently provided in the plan of reorganization. Less favorable terms could include a distribution to the affected class of property of less value than that currently provided in the plan of reorganization or, in certain cases, no distribution of property under the plan, as modified. Any such modification may require resolicitation of votes from one or more impaired classes of claims or interests and could result in a delay of confirmation and consummation of the plan of reorganization that would increase the risk that the plan of reorganization, as modified, would not be consummated.

If you are a Holder of Notes, your Decision to Vote is Independent of your Decision to Tender Notes	The decision to vote on the plan of reorganization is completely independent of the decision whether or not to tender notes pursuant to the exchange offer. Acceptance or rejection of the exchange offer will not constitute acceptance or rejection of the plan reorganization. Therefore, all holders of notes are encouraged to vote to accept or reject the plan regardless of whether they choose to participate in the exchange offer. In addition, holders of notes should not return their notes with their ballot to accept or reject the plan of reorganization.

Revocation of Votes	If we file a chapter 11 petition, the revocation of such votes may be effected with the approval of the U.S. bankruptcy court for cause shown.

Eligibility to Vote	Holders of record of notes and shares on the voting record date shall be entitled (a) to receive a copy of this prospectus and all related materials and (b) to vote to accept or reject the plan of reorganization.

Releases and Exculpation	The plan of reorganization provides that, subject to certain exceptions, each holder of any claim or interest that has accepted the plan, whose claim or interest is part of a class that has accepted (or is conclusively deemed to accept) the plan, or that is entitled to receive a distribution of property under the plan, and each holder of notes or shareholder, is deemed (a) to release, upon the effective date, any and all rights, causes of action and claims, in law or equity, whether based on tort, fraud, contract or otherwise, which they, individually or collectively, possessed prior to or after the effective date or may possess against any Releasee (as defined below) with respect to released liabilities of such Releasee and (b) to forever covenant with each Releasee not to sue, assert any claim against or otherwise seek recovery from, any Releasee, whether based upon tort, fraud, contract or otherwise, in connection only with any released liabilities of a Releasee.

In addition, the plan of reorganization contains an exculpation clause that provides that neither we nor Versatel nor our or any of their respective officers, directors, employees, attorneys, accountants, financial advisors, representatives or agents, shall have or incur any liability to any holder of a claim or interest for any actions taken or omitted to be taken in good faith under or in connection with or arising out of or relating to confirmation of the plan of composition or the plan of reorganization or the property to be distributed under the plan.

Feasibility and Bests Interests Tests	In order for the plan of reorganization to be confirmed, the U.S. bankruptcy court must determine, among other things, that the plan of reorganization is feasible and is not likely to be followed by liquidation or further reorganization of the company that is not proposed in the plan. Upon completion of the plan, we expect that our remaining cash balance, together with anticipated cash flow from operations, will provide us with sufficient capital to fund our operations to at least the beginning of the second quarter of 2003. In addition, we believe that the substantial reduction in future interest payments and principal repayments on the notes will reduce our additional funding requirements to less than €50.0 million. We also believe that our remaining funding requirements potentially could be reduced further through a combination of creating further operating efficiencies and future capital raising activities in the public or private equity and debt markets, including proceeds from warrant and option exercises. As a result, we believe, and would seek to prove during the proceeding, that upon consummation of the plan, Versatel would have sufficient cash to support and meet its ongoing financial needs.

The U.S. bankruptcy court also must determine, among other things, that with respect to any holder of a claim or interest that has not accepted the plan of reorganization, such holder will receive or retain property under the plan of reorganization on account of such claim or interest property of a value, as of the effective date of the plan of reorganization, that is not less than the amount such holder would receive or retain if Versatel were liquidated under chapter 7 of the U.S. bankruptcy code. We believe, and would seek to prove at the confirmation hearing, that upon consummation of the plan, holders of claims against and interests in Versatel would receive more under the plan of reorganization than they would receive if Versatel were liquidated under chapter 7 of the U.S. bankruptcy code.

Voting Record Date	The voting record date is , 2002.

Expiration Date	The expiration date of the vote solicitation shall be 5:00 p.m., New York time (11:00 p.m., Amsterdam time) on , 2002.

Confirmation Date	The confirmation date is the date upon which the confirmation order is entered by the U.S. bankruptcy court in its docket, within the meaning of U.S. bankruptcy rules 5003 and 9021.

Confirmation Order	The confirmation order is the order of the U.S. bankruptcy court confirming the plan of reorganization pursuant to section 1129 of the U.S. bankruptcy code in form and substance reasonably satisfactory to the company.

Effective Date	The effective date is the first business day on which all conditions to effectiveness of the plan of reorganization have been satisfied.

Releasee	A releasee is any officer, director, employee, attorney, financial advisor, accountant, investment banker, agent or representative of the company and their affiliates who served in such capacity on or prior to the effective date in such capacity.

Exchange Agent	The Bank of New York.

RISK FACTORS

      In addition to the other information contained in this prospectus, you should review carefully the following risk factors before participating in the exchange offer, the consent solicitation or the vote solicitation.

Risks Related to our Financial Restructuring and Receipt of Shares

An investment in shares involves significantly different risks than an investment in notes.

      If you participate in this exchange offer or vote solicitation, you will receive shares in addition to a cash payment. An investment in shares involves significantly different risks than an investment in notes. If we are unable to successfully pursue our business objectives following completion of the exchange offer or any court approved restructuring, the value of our shares could decline significantly. Moreover, if in the future we are unable to finance our business operations or refinance our debt as it becomes due, or we choose or are forced to liquidate the company, the rights of holders of shares will be junior in ranking to the rights of creditors of the company.

The price of our shares is likely to be very volatile.

      Completion of this exchange offer or any court approved restructuring will have a significant impact on our existing capital structure and result in substantial dilution for holders of our currently outstanding shares. We cannot predict how the capital markets will perceive the prospects for our company and business operations following the exchange offer or any court approved restructuring and, therefore, what the effect will be on the trading price of our shares. In addition, participants in the exchange offer or any court approved restructuring may seek to liquidate their holdings of shares, which could have a negative effect on the trading price of the shares.

      In addition, stock markets in the United States and Europe have experienced significant price and volume fluctuations in recent years, and the market prices of securities of telecommunications service providers and technology companies in particular have been highly volatile. Investors in such securities may lose all or part of their investment. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation in the United States has often been instituted against such a company. The institution of such litigation against us could result in substantial costs and a diversion of our management’s attention and resources, which could materially adversely affect our business, results of operations and financial condition.

We will need to obtain additional capital in order to fund our operations and to expand our operations to take advantage of business opportunities.

      If we complete this exchange offer or any court approved restructuring, our existing cash balances will be substantially reduced. Upon completion of this exchange offer or any court approved restructuring, we expect that our remaining cash balance, together with anticipated cash flows from operations, will provide us with sufficient capital to fund our operations to at least the beginning of the second quarter of 2003. In addition, we believe that we will still have an additional funding requirement of up to €50.0 million. To finance this funding requirement and if we wish to expand our local access network in order to take advantage of attractive business opportunities, we will require additional capital. A failure to acquire additional capital on acceptable terms may seriously and adversely affect the growth of our business and may have an adverse effect on the valuation of our tangible and intangible fixed assets and our ability to function as a going concern.

      Additional capital that we may raise is likely to include debt, preferred shares and/or other financing that ranks senior to our ordinary shares. You should be aware that, if we complete this exchange offer or any court approved restructuring, our ability to incur additional indebtedness will no longer be constrained by the restrictive covenants in our indentures.

If the public perception of this exchange offer or any court approved restructuring is negative, it could have an adverse effect on our business.

      Regardless of whether this exchange offer or any court approved restructuring is successful, the public perception of our company may be negatively impacted by the proposed transactions. If, due to negative press articles or otherwise, our current and potential customers and suppliers perceive us as a company with financial difficulties, they may decide not to purchase our products and services, or to no longer supply us with their products or services or suppliers may decide to supply these products and services to us on less favorable terms. In particular, our ability to procure contracts with larger customers, including government related entities, which are usually awarded through bidding processes, may be compromised. Such a public perception could also adversely impact our future access to additional capital, make it more difficult to hire and retain key employees and have other material adverse effects on our business, results of operations and financial condition.

Dissatisfied holders of the notes may commence litigation or insolvency proceedings against us.

      Although an ad hoc committee of holders of the notes has entered into an agreement with us to support our financial restructuring and the plan of composition and the plan of reorganization, this committee does not represent all the holders of the notes. If some of the holders of the notes that are not represented by this committee are not satisfied with the terms of our proposed exchange offer, they may commence litigation or liquidation proceedings against us. Any such proceedings may divert management attention and could have a material adverse effect on our business and financial condition and on any financial restructuring.

If we successfully complete this exchange offer, we may have to pay corporate income tax sooner than if we do not complete the exchange offer.

      Although this exchange offer would result in a significant non-recurring net gain for accounting purposes and tax purposes (consisting primarily of an extraordinary gain resulting from the extinguishment of the high yield notes and a one time charge to interest expense as a result of the induced conversion related to the convertible notes), we expect to continue to make losses in the future. We believe that we will have sufficient current and future operating losses and other tax losses that could be used to offset the gain. As a result, we do not expect that the exchange or cancellation of the notes will result in a net cash payment in respect of Netherlands corporate income tax at this time. However, the use of tax losses to offset the gain will result in us having to pay corporate income tax sooner, in the event that we achieve profitability in the future, than if we had not completed this exchange offer. Moreover, as part of our tax planning in connection with this exchange offer we may incur “temporary” tax losses. In this event, the gains sheltered by the temporary tax losses would be recognized as taxable gains in future years, which could lead to increased tax payments to the extent that we do not generate sufficient tax losses to shelter such gains. In addition, the Netherlands tax authorities could challenge the amount of such present and future tax losses in any audit of our tax returns.

Risks Related to Non-Participating Holders of Notes if the Exchange Offer is Completed

If you do not exchange your notes, your rights under the indentures that govern the high yield notes and under the terms and conditions of the convertible notes may be substantially diminished.

      If the exchange offer is completed and the proposed amendments to the indentures governing the high yield notes and the terms and conditions of the convertible notes become effective, any notes not exchanged pursuant to the exchange offer will no longer be entitled to the benefits of the restrictive covenants and certain other provisions contained in the indentures that govern the high yield notes and in the terms and conditions of the convertible notes. In particular, the elimination of the restrictive covenants contained in the indentures that govern our high yield notes would greatly enhance our future financial and operating flexibility. The modification of the restrictive covenants and other provisions would permit us to take actions that could increase the credit risks faced by non-exchanging holders or that could otherwise be adverse to the interests of non-exchanging holders. For example, the current restrictions on the incurrence of additional indebtedness and payment of dividends contained in the indentures that govern our high yield notes would no longer apply. In addition, upon removal of these restrictive covenants and certain other provisions, it is possible that any new indebtedness that we may incur in the future may be at the level of one or more of our subsidiaries and that the notes that are held by the non-exchanging holders will thereafter be structurally subordinated to such new indebtedness. However, in no event will the changes effected by the proposed amendments alter our obligation to pay the principal of, or interest on, the notes, or alter the respective maturity dates of the notes. See “The Consent Solicitation — Proposed Amendments to the High Yield Notes” and “The Consent Solicitation — Proposed Amendments to the Convertible Notes”.

If you do not exchange your notes, there may be a smaller public trading market for your notes.

      To the extent that notes are exchanged in the exchange offer, the trading markets for the notes that remain outstanding thereafter may become more limited and illiquid. A debt security with a smaller “float” may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for notes not exchanged may be affected adversely to the extent the amount of notes exchanged pursuant to the exchange offer reduces the float of the notes. The reduced float may also tend to make the trading price more volatile. In addition, with all of their restrictive covenants and certain other provisions eliminated, the notes may trade at a discount to comparable debt securities with standard covenant and other protections. There can be no assurance that any trading market will exist for the notes following the exchange offer. The extent of the market for the notes following completion of the exchange offer would depend upon the number of holders that remain at such time, the interest in maintaining a market in the notes on the part of securities firms, and other factors.

Risks Related to both Dutch and U.S. Court Proceedings

If we commence a suspension of payments proceeding in a Netherlands court and possibly a chapter 11 case in the U.S. bankruptcy court, the filing and the publicity related thereto may adversely affect our business.

      If we commence a suspension of payments in a Netherlands court and possibly a chapter 11 case in the U.S. bankruptcy court, the filing and the publicity related thereto may adversely affect our business. Although we believe that we have good relationships with our trade vendors some or all of our trade vendors may cease providing goods and services to us.

The suspension of payments proceeding and the chapter 11 proceeding may result in a suspension of trading of our shares from the Official Segment of Euronext Amsterdam N.V. and a delisting of our ADSs from the Nasdaq National Market.

      If we commence a suspension of payments proceeding in The Netherlands and possibly a chapter 11 proceeding in the United States, we may be subject to a suspension of trading of our shares or other measures by Euronext Amsterdam N.V. and we may be subject to a delisting of our ADSs on the Nasdaq National Market. Although we intend to challenge any notification of delisting by the Nasdaq National Market, we can give no assurance that we will be able to maintain the listing of our ordinary shares on Euronext Amsterdam and our ADSs on the Nasdaq National Market if we initiate the suspension of payments proceeding in The Netherlands and the chapter 11 proceeding in the United States.

There may be discrepancies between the Dutch and the U.S. bankruptcy court proceedings.

      In proposing the plan of composition and the plan of reorganization, we are trying to ensure, to the extent possible under Dutch and U.S. law, that the economic effect of each plan will be materially the same as the economic effect of the other plan. Distributions under both the plan of composition and the plan of reorganization will be coordinated. However, as Dutch law governs the plan of composition and U.S. law governs the plan of reorganization, the applicable proceedings may not run parallel and, consequently, there may be discrepancies.

If we fail to receive sufficient votes in favor of the plan of composition and the plan of reorganization, we may pursue an alternative financial restructuring that may be less favorable to you.

      In the event that sufficient votes to accept the plan of composition and the plan of reorganization are not received from holders of notes or, if applicable, shares, we may seek to accomplish an alternative restructuring of our indebtedness. There can be no assurance that the terms of any such alternative restructuring would be similar to or as favorable to you, our other creditors or shareholders as those proposed in the plan of composition and the plan of reorganization. For a discussion of alternative restructuring under U.S. or other law, see “— Notwithstanding the results of the exchange offer, our decision whether or not to file the plan of reorganization or the U.S. bankruptcy court’s decision whether or not to confirm the plan of reorganization, we reserve the right to seek alternative remedies, including the pursuit of insolvency proceedings under U.S. or other law, which may be detrimental to your interests”.

Risks Related to Dutch Suspension of Payments

Our creditors may not approve the plan of composition, which may lead to our liquidation.

      In order to be accepted, the plan of composition must be approved by at least two-thirds in number of our admitted and recognized unsecured, non-preferential creditors representing three-fourths of the amount of the admitted and recognized claims. As a consequence of Dutch bankruptcy law, admitted and recognized creditors not present at the creditors’ meeting, or admitted or recognized creditors who are present at such meeting but abstain from voting, shall effectively be considered to have voted against the plan. In the event our creditors do not accept the plan, the Dutch court may, at its discretion, declare us bankrupt. Such a declaration would put us into liquidation. If our creditors do not accept the plan of composition and the Dutch court does not declare us bankrupt, the suspension of payments will terminate. We may then be put in bankruptcy at the request of a creditor in respect of claims that are accelerated due to the filing of the request for suspension of payments or due to the granting of the (preliminary) suspension of payments and in respect of which we have not obtained a valid waiver.

The Dutch court may decide not to ratify the plan of composition, which may lead to our liquidation.

      Even if our creditors approve the plan of composition, the Dutch court may decide not to ratify the plan. At the creditors’ meeting the supervisory judge will set a date at which the court will consider ratification (homologatie) of the plan. This date should be between eight and fourteen days after the creditors’ meeting. However, the Dutch court can postpone the date on which it will consider the ratification of the plan. Before ratification takes place, the administrator and the ordinary creditors are entitled to notify the Dutch court of their positions as to the ratification of the plan, and the supervisory judge will render a written report on the plan.

      The Dutch court must refuse to ratify the plan if one or more of the following conditions exist:

•	the liquidation value of our assets exceeds the amount agreed to be paid pursuant to the plan;

•	the performance of the plan is not sufficiently guaranteed;

•	the plan was reached by means of a fraudulent act or the preferential treatment of one or more creditors or by other unfair means, regardless of whether or not we or any party cooperated to that effect; or

•	the fees and expenses of the experts and the administrator(s) have not been paid to the administrator(s), or security has not been issued for them.

      In addition, the Dutch court may also on other grounds or at its discretion (ambtshalve) refuse to ratify the plan. It may, for example, decide that the type and amount of consideration offered is inadequate. The Dutch court may also, at its discretion, declare us bankrupt simultaneously with its refusal to ratify the plan. Such a declaration would put us into liquidation. If the Dutch court does not ratify the plan and does not declare us bankrupt, the suspension of payments will terminate. We may then be put in bankruptcy at the request of a creditor in respect of claims that are accelerated due to the filing of the request for suspension of payments or due to the granting of the (preliminary) suspension of payments and in respect of which we have not obtained a valid waiver.

      As a consequence of Dutch Bankruptcy law a debtor is only allowed to offer a plan of composition once. If the plan of composition is not accepted in the suspension of payments procedures, no plan of composition can be offered in any ensuing subsequent bankruptcy proceeding.

The plan of composition may be delayed if any of our creditors appeal against ratification of the plan or if we appeal against a refusal by the Dutch court to ratify the plan of composition.

      The ratification of the plan of composition is open to appeal to the Court of Appeal by our creditors who voted against the plan of composition at the creditors’ meeting or by creditors that were not present at such meeting within eight days after the date of the ruling (beschikking) on the ratification by the Dutch Court. In the event that the Dutch Court refuses ratification, both the company and the creditors that voted in favor of the plan of composition at the creditors’ meeting may appeal against the ruling of the Dutch Court within eight days after such ruling. The subsequent ruling of the Court of Appeal is open to appeal (cassatie) in the same way and within the same term after the ruling of the Court of Appeal.

Some of our creditors may request dissolution of the plan of composition, which may lead to our liquidation.

      Each creditor towards whom we do not timely fulfil our obligations under the ratified plan of composition may request dissolution of the plan by the Dutch court. In that case, we would be required to prove that we had fulfilled our obligations under the plan. The Dutch court may grant us a postponement of one month in order to fulfil our obligations. If the Dutch court dissolves the plan, the Dutch court will declare us bankrupt. Such a declaration would put us into liquidation.

It is uncertain how the Dutch court will apply Dutch bankruptcy law to us.

      As Dutch bankruptcy law dates from 1896 (although it has been amended from time to time), it does not contain provisions that fully take into account economic developments since that time. In the event Dutch bankruptcy law does not specifically provide a solution for a legal issue, the outcome is left to the discretion of the supervisory judge and the Dutch courts. Some of the issues in this case are issues for which Dutch bankruptcy law does not provide a resolution. The outcome of these issues is difficult to predict. Furthermore, Dutch bankruptcy law gives the supervisory judge and the Dutch courts a great deal of discretion to make decisions in insolvency proceedings.

It is uncertain how the Dutch voting procedure will work.

      At this stage it is unclear whether the supervisory judge and the Dutch court will require each beneficial holder of notes to file a claim and vote individually or whether, with respect to the high yield notes, the trustee or the depositary under each indenture, and, with respect to the convertible notes, the agent under each agency agreement, will have the right to file a claim and vote at the creditors’ meeting on behalf of each beneficial holder of notes. Furthermore, the Dutch court may apply, under certain circumstances, a specific voting procedure whereby a court-appointed committee will vote instead of our ordinary creditors. The Amsterdam Dutch Court on February 21, 2002 held that the trustee in respect of “bond loans” can register the claims of individual bondholders. It also held that the voting and counting procedure as used in the concurrent U.S. chapter 11 proceeding could be applied for the vote in the Dutch suspension of payments proceeding. If we pursue a reorganization under the U.S. bankruptcy code, we may attempt to apply the votes collected in that proceeding to the vote to be held in respect of the plan of composition in the Dutch proceeding.

Voluntary legal acts may be annulled according to Dutch law.

      According to Dutch law a creditor may annul any voluntary legal act by a debtor that has a detrimental effect on the creditor’s ability to take recourse against such debtor if both the debtor and its counterparty (in the case of a voluntary legal act with consideration (anders dan om niet)), or just the debtor (in the case of a voluntary legal act without consideration (om niet)), knew or should have known that the voluntary legal act would have this detrimental effect. In special circumstances knowledge of the detrimental effect is presumed by law. Since both the exchange offer and the early tender payment are voluntary legal acts, we cannot rule out that a creditor may try to annul such legal act. In the case of bankruptcy (faillissement), only the trustee in bankruptcy has the right of annulment.

Risks Related to U.S. Bankruptcy

If we fail to receive sufficient votes in favor of the plan of reorganization, we may modify the terms of the plan.

      If we obtain the requisite votes to accept the plan of reorganization from you in accordance with the requirements of the U.S. bankruptcy code, we may file a voluntary petition for reorganization under chapter 11 of the U.S. bankruptcy code at the same time as the request for suspension of payments. In the event that any class composed of holders of notes or shares does not vote to accept the plan of reorganization, we reserve the right to modify the terms of the plan of reorganization. Any modification could result in treatment that is less favorable to any non-accepting class or classes, as well as to any classes junior to a class consisting of holders of notes, than the treatment currently provided in the plan of reorganization. Less favorable terms could include a distribution to the affected class of property of less value than that currently provided in the plan of reorganization or, in certain cases, no distribution of property under the plan, as modified. Any such modification may require resolicitation of votes from one or more impaired classes of claims or interests and could result in a delay of the confirmation and consummation of the plan of reorganization that would increase the risk that the plan of reorganization, as modified, would not be consummated. Any such modification may result in a violation of the lock-up agreement and any noteholder signatory thereto may withdraw support of the plan of reorganization on that basis.

The U.S. bankruptcy court may decide that the solicitation requirements of the U.S. bankruptcy code have not been met which may delay or jeopardize continuation of the plan of reorganization.

      Section 1126(b) of the U.S. bankruptcy code provides that the holder of a claim against, or interest in, a debtor, who accepts or rejects a plan of reorganization prior to the commencement of a chapter 11 case is deemed to have accepted or rejected such plan under the U.S. bankruptcy code so long as the solicitation of such acceptance was made in accordance with applicable non-bankruptcy law governing the adequacy of disclosure in connection with such solicitation, or, if such laws do not exist, such acceptance was solicited after disclosure of “adequate information”, as defined in section 1125 of the U.S. bankruptcy code. This prospectus is being presented to all holders of claims and interests in impaired classes entitled to vote in order to satisfy the requirements of section 1126(b) of the U.S. bankruptcy code. There are six impaired classes of claims and interests that are entitled to vote on the plan of reorganization; (a) a class consisting of our $225,000,000 13 1/4% senior notes due 2008 and our $150,000,000 13 1/4% senior notes due 2008, (b) a class consisting of our $180,000,000 11 7/8% senior notes due 2009, (c) a class consisting of our €120,000,000 11 7/8% senior notes due 2009, (d) a class consisting of our €300,000,000 11 1/4% senior notes due 2010, (e) a class consisting of claims of holders of convertible notes and (f) a class of interests consisting of holders of our shares.

      In addition, Rule 3018(b) of the U.S. Federal Rules of Bankruptcy Procedure states that a holder of a claim or interest who has accepted or rejected a plan of reorganization prior to the commencement of a case shall not be deemed to have accepted or rejected the plan if the U.S. bankruptcy court finds, after notice and a hearing, that the plan was not transmitted to substantially all creditors and equity security holders of each impaired class, that an unreasonably short time was prescribed for such creditors and equity security holders to accept or reject the plan, or that the solicitation was not in compliance with section 1126(b) of the U.S. bankruptcy code.

      We believe that the solicitation and the use of this prospectus and of ballots and master ballots for the purpose of obtaining acceptances of the plan of reorganization is in compliance with the U.S. bankruptcy code, U.S. bankruptcy rules and applicable non-bankruptcy law, rules and regulations. However, there can be no assurance that the U.S. bankruptcy court will agree. If the U.S. bankruptcy court determines that the solicitation does not comply with the requirements of the U.S. bankruptcy code or the U.S. bankruptcy rules, we may be required to resolicit acceptances from you or other holders of claims or interests, and, in such event, confirmation of the plan of reorganization could be delayed and possibly jeopardized.

The U.S. bankruptcy court may not confirm the plan of reorganization, which includes provisions relating to releases and exculpation, or the confirmation of the plan may be delayed.

      Even if the plan of reorganization were uncontested, it is estimated that the plan of reorganization would take at least six weeks to confirm. Moreover, regardless of whether all classes of claimants and shareholders accept or are presumed to have accepted the plan of reorganization, the U.S. bankruptcy court, which may exercise substantial discretion, still may not confirm the plan of reorganization. Section 1129 of the U.S. bankruptcy code sets forth the requirements for confirmation and requires, among other things, a determination that the confirmation of a plan will not be followed by a need for further financial reorganization and that the value of distributions to dissenting creditors and shareholders under the plan be not less than the value of distributions such creditors and shareholders would receive if we were liquidated under chapter 7 of the U.S. bankruptcy code. Although we believe that the plan would meet such tests, there can be no assurance that the U.S. bankruptcy court would reach the same conclusion. Additionally, once the plan of reorganization is filed, there can be no assurance that modifications of the plan of reorganization will not be required for confirmation. It is also possible that a petition filed in the United States in order to confirm the plan or reorganization could evolve into a lengthy and contested chapter 11 case, the result of which cannot be predicted.

      The plan of reorganization provides that, subject to certain exceptions, each holder of any claim or interest that has accepted the plan of reorganization, whose claim or interest is part of a class that has accepted (or is conclusively deemed to accept) the plan of reorganization, or that is entitled to receive a distribution of property under the plan of reorganization, and each holder of notes or shareholder, is deemed (a) to release, upon the effective date, any and all rights, causes of action and claims, in law or equity, whether based on tort, fraud, contract or otherwise, which they, individually or collectively, possessed prior to or after the effective date or may possess against any releasee with respect to released liabilities of such releasee and (b) to forever covenant with each releasee not to sue, assert any claim against or otherwise seek recovery from, any releasee, whether based upon tort, fraud, contract or otherwise, in connection only with any released liabilities of a releasee. While we believe that these provisions in the plan of reorganization are permissible under the U.S. bankruptcy code, arguments exist that some case law would permit a contrary conclusion. If the U.S. bankruptcy court accepted such arguments, the plan of reorganization might not be confirmed.

      In addition, the plan of reorganization contains an exculpation clause that provides that neither we nor Versatel nor our or any of their respective officers, directors, employees, attorneys, accountants, financial advisors, representatives or agents, shall have or incur any liability to any holder of a claim or interest for any actions taken or omitted to be taken in good faith under or in connection with or arising out of or relating to confirmation of the plan or the administration of the plan or the property to be distributed under the plan. While we believe that these provisions in the plan are permissible under the U.S. bankruptcy code, arguments exist that some case law would permit a contrary conclusion. If the U.S. bankruptcy court accepted such arguments, the plan might not be confirmed.

The U.S. bankruptcy court may not confirm the plan of reorganization pursuant to the “cram down” provisions of the U.S. bankruptcy code if such provisions are not satisfied.

      If any class which is entitled to vote on the plan of reorganization votes to reject the plan of reorganization, we may seek to confirm the plan of reorganization under the “cram down” provisions of the U.S. bankruptcy code with respect to such rejecting impaired classes of claims. Additionally, if the plan of reorganization is modified to provide that a particular class of claims or interests will not receive or retain any property on account of such claims or interests, then such class would be deemed to reject the plan of reorganization and the U.S. bankruptcy court could only confirm the plan with respect to such class under the “cram down” provisions of the U.S. bankruptcy code.

      In order to satisfy the “cram down” requirements, we must demonstrate, among other things, that at least one impaired class of claims has accepted the plan (with such acceptance being determined without including the acceptance of any insider in such class) and, as to each impaired class which has not accepted the plan, that the plan “does not discriminate unfairly” and is “fair and equitable” with respect to such impaired class. If any class of claims consisting of notes votes to reject the plan of reorganization, we may not be able to satisfy the cram down requirements of the U.S. bankruptcy code and, if such requirements could not be satisfied, we could not confirm the plan of reorganization. In addition, there can be no assurance that the U.S. bankruptcy court will make a determination that the plan of reorganization satisfies the cram down requirements of the U.S. bankruptcy code with respect to any class of claims or interests that rejects or is deemed to reject the plan of reorganization and, if such requirements could not be satisfied, we could not confirm the plan of reorganization.

Notwithstanding the results of the exchange offer, our decision whether or not to file the plan of reorganization or the U.S. bankruptcy court’s decision whether or not to confirm the plan, we reserve the right to seek alternative remedies, including the pursuit of insolvency proceedings under U.S. or other law, which may be detrimental to your interests.

      Notwithstanding the results of the exchange offer, our decision whether or not to file the plan of reorganization or the U.S. bankruptcy court’s decision whether or not to confirm the plan, we reserve the right to seek alternative remedies. In the United States, these remedies could include, among other things, (a) liquidation of the company under chapter 7 or chapter 11 of the U.S. bankruptcy code, (b) confirmation of an alternative plan of reorganization under chapter 11 of the U.S. bankruptcy code and (c) dismissal of the chapter 11 case after it is filed. These alternatives may be significantly less attractive in terms of time, expense and disruption.

The U.S. bankruptcy code gives creditors, shareholders and others the right to challenge the propriety of the commencement of a case under chapter 11 of the U.S. bankruptcy code and to object to provisions of the plan of reorganization and, if any such challenge or objection were successful, we might not be able to confirm the plan of reorganization.

      The U.S. bankruptcy code gives creditors, shareholders and others the right, if certain conditions are satisfied, to challenge the propriety of the commencement of a case under chapter 11 of the U.S. bankruptcy code or to object to confirmation of the plan of reorganization or approval of specific provisions contained therein. Any such challenge to the commencement of a chapter 11 case or objection to the terms of the plan, if sustained by the U.S. court, could adversely affect our ability to consummate the transactions contemplated under the plan of reorganization.

Risks Related to our Business

Our history of substantial net losses may continue indefinitely and make it difficult to fund our operations.

      For the year ended December 31, 2001, we had a loss from operating activities of €222.8 million and negative Adjusted EBITDA (which consists of earnings (loss) before interest expense, income taxes, depreciation, amortization, stock based compensation, tax penalties, restructuring expense, extraordinary items, results from investments and foreign exchange gain (loss)) of €64.3 million. For the year ended December 31, 2000 we had a loss from operating activities of €257.0 million and negative Adjusted EBITDA of €158.5 million. For the year ended December 31, 1999, we had a loss from operating activities of €96.3 million and negative Adjusted EBITDA of €57.4 million. In addition, we had an accumulated deficit of €1,039.7 million as of December 31, 2001. Even if we complete the exchange offer, we expect to continue to incur significant further operating losses for the foreseeable future. Although this exchange offer would result in a significant non-recurring net gain for accounting purposes and tax purposes (consisting primarily of an extraordinary gain resulting from the extinguishment of the high yield notes and a one time charge to interest expense as a result of the induced conversion related to the convertible notes), we expect to continue to make losses in the future. You should be aware that we cannot be certain that we will achieve or, if achieved, be able to maintain operating profits in the future.

If we cannot restructure our balance sheet, we may be unable to meet our debt service obligations, which may result in our outstanding indebtedness becoming due and payable.

      Our consolidated net interest expense for the year ended December 31, 2001 was €138.6 million. For the year ended December 31, 2001, we had a negative Adjusted EBITDA of €64.3 million. Without a restructuring of our balance sheet, there is no certainty that we will be able to generate sufficient cash flow from operating activities to pay interest and principal on the high yield notes, the convertible notes or any outstanding debt. We expect that our remaining cash balances will provide us with sufficient capital to fund our operations and service our debt obligations until the beginning of 2004, assuming we do not successfully complete the exchange offer, or any court approved financial restructuring. If we are unable to meet our payment obligations, we will have to refinance our indebtedness, sell our assets or obtain new capital. If current capital market conditions prevail, under our current capital structure we believe that we may not be able to raise such additional capital beyond the beginning of 2004. If we cannot refinance or otherwise satisfy our debt obligations we will be in default under such obligations, which could in turn result in the high yield notes, the convertible notes and other indebtedness becoming immediately due and payable. Any default under the high yield notes or the convertible notes would have a material adverse effect on our business and financial condition and shareholders’ equity.

Obstacles associated with the effective implementation of liberalization legislation in the European telecommunications markets may adversely affect our business.

      The European telecommunications industry is subject to a significant degree of regulation. The national governments of the EU Member States were required to pass legislation to liberalize the telecommunications markets within their countries to implement European Commission directives. Although most of the EU Member States have now implemented the required legislation, they have done so on an inconsistent, and sometimes unclear, basis. Implementation has also been slow in certain EU Member States, including those EU Member States in which we operate, as a result of such EU Member States’ failure to provide the requisite powers to the regulatory bodies in place. Our operations may also be affected by a less than vigorous enforcement of the legislation by such regulatory bodies. In Belgium, for example, we have experienced significant delays in the implementation of the Carrier Preselect Service (“CPS”) from Belgacom and gaining access to Belgacom’s central offices for the deployment of Digital Subscriber Line (“DSL”) based services. The above factors and other potential obstacles associated with the effective implementation of liberalization legislation have had, and may continue to have, a material adverse effect on our ability to expand our telecommunications network and customer base.

We encounter strong competition from dominant market participants and new entrants.

      The telecommunications industry is a very competitive market that is subject to both the continued dominance of Postal, Telephone and Telegraph companies (“PTTs”) and the arrival of new entrants. Recently, several relatively new entrants have been forced into bankruptcy or have otherwise withdrawn from the market in part as a result of the significant competitive advantages PTTs maintain over non-PTT market participants. These include:

•	cost advantages as a result of economies of scale;

•	greater financial resources, market presence and network coverage;

•	greater brand name recognition, customer loyalty and goodwill;

•	control over domestic transmission lines and control over the access to these lines by other participants; and

•	close ties to national regulatory authorities that may be reluctant to adopt policies that would adversely affect their competitive position.

      Historically, our policy in this competitive environment has been to price our products and services at a discount to the PTTs and to offer high-quality customer service, products and services. However, the prices of long distance calls in most of our markets have decreased substantially and our larger competitors have been able to use their greater financial resources to create severe price competition.

      Our competition in the Benelux and Germany also comes from newer market entrants, including WorldCom, BT Ignite, Energis, COLT Telecom and other more recent Internet-based competitors. Sustained price competition could have a material adverse effect on our business.

      The financial difficulties currently experienced by other participants in the telecommunications industry may result in some of our competitors being able to purchase the assets of these troubled companies at depressed prices which may increase the competition that we face. As a result of our financial difficulties, potential customers and suppliers may be unwilling to do business with us and may prefer to do business with competitors that have greater financial resources.

We are dependent on our competitors to provide our customers with access to our network.

      We do not own all the telecommunications transmission infrastructure that we presently use to connect our customers to our own network. We use the telecommunications transmission infrastructure of other carriers in the Benelux and Germany and we depend heavily on interconnection agreements with these carriers to connect our customers to our own network. Most of these carriers are our competitors. Our profitability significantly depends on our ability to achieve access, on a timely basis and at attractive rates, to the facilities of our competitors, who may try to limit such access. The expansion of our DSL-based services also depends heavily upon access to central office facilities and existing copper infrastructure controlled by the PTTs. In Belgium, for example, Belgacom initially refused to give us access to its local loop infrastructure on acceptable terms and we were forced to file a complaint with the competition authorities of the European Commission. As a result, we have not deployed DSL technology as rapidly as we intended. There can be no assurance that the PTTs will cooperate and give us access to their networks in a timely fashion in the future.

      In addition, a portion of Versatel’s network consists of both indefeasible rights of use (“IRUs” or onvervreembare gebruiksrechten) and transmission agreements. In the event that the companies with which we have entered into these agreements experience financial difficulties, we may lose connectivity across a portion of our network or experience a downgrade in the quality of service that we can provide to customers who benefited from that connectivity. In either of these events, our financial and operating results could be adversely affected.

      Our dependence on third parties to provide our customers with access to our network makes us susceptible to price fluctuations, service disruptions and cancellations that are outside of our control. These service disruptions historically have resulted in the loss of some customers and could result in customer losses in the future. Such disruptions may occur from time to time in the future. Interconnection rates also fluctuate and may be increased as a result of cost increases by the dominant providers.

We have encountered delays in implementing elements of our business strategy, which could continue to adversely affect our growth.

      Our future success depends upon our ability to expand and operate our telecommunications network, to successfully sell and provision our existing products and services and to develop and implement new products and services. Our success will depend specifically on our ability to obtain and maintain, among other things:

•	strong regulatory oversight and action by both EU and national agencies;

•	adequate and timely access to the local infrastructure of PTTs to deploy unbundled local loop technologies;

•	a scalable and flexible Operating Support System (“OSS”), including billing and provisioning systems that support future growth, product development and technology developments;

•	cost effective access technologies that can provide bundled voice, data and Internet services to the mass market and meet the service demands of our customers; and

•	experienced and qualified management and staff.

      In particular, we have encountered delays in implementing elements of our business strategy as a result of a less than vigorous enforcement of the legislation intended to liberalize the telecommunications market by the relevant regulatory bodies in the countries in which we operate combined with national PTTs that are reluctant to give us access to their networks and difficulties that we have experienced in obtaining rights of way necessary to extend our network. In particular, the delays experienced in obtaining central office facilities have resulted in delays in the roll-out of our DSL-based services.

The further development of our DSL-based services may pose significant technical and operational challenges.

      Our DSL-based services are relatively new and we have limited operating and financial data upon which to evaluate these services. The further development of our DSL-based services may pose significant technical and operational challenges. Some of the risks we face in establishing a successful DSL-based service offering include:

•	our ability to succeed in securing the unbundled local loops (copper lines) that connect each DSL end-user to our equipment located in the central offices of the PTTs. PTTs have in the past imposed significant obstacles on our ability to efficiently install our services and we expect that they will continue to do so, particularly as our DSL-based services may be a source of significant competition for their lucrative business of providing leased lines. In particular, these PTTs must cooperate with us for (a) the provision and maintenance of transmission facilities and (b) the use of their technology and capabilities to meet certain telecommunication needs of our customers and to maintain our service standards;

•	our ability to identify, access and provide services to customers in our target regions;

•	our ability to automate the provisioning of DSL-based services;

•	our ability to provide for timely and accurate billing for our services; and

•	technical issues related to DSL technology, for example, interference concerns related to the use of some types of DSL technology. Such technical issues have been, and we expect may in the future continue to be, used by the PTTs as a reason to delay the deployment of our services.

      The market for DSL-based services is very competitive. BBNed, an affiliate of Telecom Italia, for example, has also significantly expanded its DSL-based services in our target markets. In addition, competitors that offer, or are in the process of developing, competing technologies may prove to be more successful than companies that offer DSL-based services.

The further development and implementation of our operational support and billing systems may pose significant technical and operational challenges.

      Sophisticated billing and information systems are vital to our growth and ability to provision services, to bill and to receive payments from customers, to reduce our credit exposure and to monitor costs. We have planned and budgeted enhancements of our operational support and billing systems to handle the growth in the size and complexity of our business, our customer base and product portfolio. As these enhancements and further developments and implementation of our operational support and billing systems are very complex and time consuming, they may pose significant technical and operational challenges which could have a material adverse effect on our business.

The products that we recently introduced or intend to introduce in the near future may not be as successful as we expect them to be.

      We expect to derive a significant amount of revenues from new products and services that we recently introduced or that will be introduced in the near future. For example, in The Netherlands we introduced bundled voice and Internet broadband services over DSL technology to our customers in the fourth quarter of 2001. If we experience delays in the roll-out of these products and services or if these new products and services are not as successful as we expect them to be, this could have a material adverse effect on our business and our results of operations.

If we do not adapt to the rapid technological changes in the telecommunications industry, we could lose customers or market share.

      The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new products and services and increased availability of transmission capacity, as well as the increasing utilization of Internet-based technologies for voice and data transmission. Our success will depend substantially on our ability to predict which of the many possible current and future network products and services will eventually be successful. In particular, as we further expand and develop our network, we will become increasingly exposed to the risks associated with the relative effectiveness of our technology and equipment. The cost of implementation of emerging and future technologies, such as technologies relating to our DSL-based services and Internet Protocol-based services, could be significant, and we cannot assure you that we will select appropriate technology and equipment or that we will obtain appropriate new technology on a timely basis or on satisfactory terms. Our failure to anticipate these technological changes may adversely affect our ability to offer competitive products and services, the viability of our operations and our ability to gain or maintain market share.

We may have difficulties in upgrading and protecting our network.

      The value of our network depends on our continued ability to provide high-quality telecommunication services by upgrading our systems and protecting our network from external damage. As we grow, the timing and implementation of these upgrades will become more important. We cannot guarantee you that the quality and availability of our services will not be disrupted because of our inability to make timely or error-free upgrades to our network. Also, our network may be subject to external damage, in particular from construction work, but also from events such as floods and other accidents that can disrupt service. While we have established design and management techniques to address any disruptions that may occur, any prolonged difficulty in accessing our network may threaten our relationship with our customers and have a material adverse impact on our business. For example, in connection with our acquisition of Versatel Deutschland GmbH & Co. KG, formerly known as VEW Telnet, we entered into a network maintenance agreement with Versatel Deutschland’s former parent, VEW Energie, and, as a result, we are dependent on VEW Energie to maintain and protect a portion of our network. In addition, a portion of Versatel’s backbone and international network consists of IRUs. In the event that the companies with which we have entered into these agreements experience financial difficulties, we may lose connectivity across a portion of our network, or experience a downgrade in the quality of service that we can provide to customers who benefited from that connectivity. In either of these events, our financial and operating results could be adversely affected.

Although we have initiated several corporate restructurings in order to achieve synergies and cost reductions in our operations, we may not be successful in creating synergies and achieving cost reductions, and we may have to initiate additional restructurings in the future.

      As a result of our increased scale, we have announced several restructuring initiatives since March 2001 in order to create operational synergies. For example, we have downsized our operations in Belgium by combining our back office operations in The Netherlands and Belgium. In addition, we have also combined the back office operations of Komtel and Versatel Deutschland in Germany. Although we continue to explore opportunities to reduce our selling, general and administrative expenses, we may not be able to realize synergies or fully achieve our expected cost reductions. Given the downturn in the economic conditions in

Europe generally, and the telecommunications industry in particular, we may be forced to initiate additional restructurings in the future.

The general economic downturn could have a material adverse effect on our business, results of operations and financial condition.

      In the last year there has been a downturn in economic conditions in Europe generally, and in the telecommunications industry in particular. Many telecommunication companies have not achieved their financial and operating goals and have been unable to obtain additional financing. Accordingly, many of these companies are seeking to reduce the level of their indebtedness or have sought bankruptcy protection. If current market conditions do not improve, our business, results of operations and financial condition could be materially adversely affected.

The loss of, or failure to attract, key personnel could adversely affect our growth and future success.

      Our success depends in significant part on the continued employment of certain of our key executive officers, including Raj Raithatha, our chief executive officer and managing director. We do not have any “key person” insurance. We will also need to continue to hire additional qualified technical, sales and marketing, and support personnel to successfully implement our business plan. Because there is strong competition for qualified personnel in our industry in Europe, the limited availability of qualified individuals could become an issue in the future. Moreover, the performance of our stock price, the financial restructuring of our company contemplated by this exchange offer, the financial constraints imposed on our expansion plans and the need to provide management with incentives through the adoption of new stock option plans could also adversely affect our ability to attract and retain key employees. The loss of key executive officers or our inability to identify, attract and retain other necessary qualified personnel could adversely affect our business.

We may encounter delays and operational problems if we are unable to acquire key equipment from our major suppliers.

      We are dependent on third-party suppliers of hardware and software components. Although we attempt to maintain a number of vendors for each product, a failure by a supplier to deliver quality products to us on a timely basis or our inability to develop alternate sources if and as required could result in delays which could have a material adverse effect on us. In addition, several suppliers of telecommunications equipment are experiencing financial difficulties as a result of the downturn in the telecommunications industry. If one or more of our suppliers of key equipment were to discontinue its operations or refuse to deal with us on favorable terms, this could have a material adverse effect on our business, results of operations and financial condition.

      In particular, the operation of our network depends upon obtaining adequate supplies of DSL equipment and support services on a timely basis. At present, Copper Mountain is a substantial supplier of our DSL equipment used in the Benelux. In addition, we rely on Copper Mountain and its agents for the technical support required in managing our DSL operations. Should Copper Mountain decide to cease its European operations or otherwise suffer financial hardship and be unable to provide equipment and support, we would need to find other suppliers and/or make capital expenditures to invest in replacement DSL equipment. In addition, our ability to provide DSL-based services to our customers may be compromised. These occurrences would have a significant negative impact on the planned expansion of our DSL-based services and on our business, results of operations and financial condition.

We must further develop Zon and enhance its product offerings in order to compete effectively in the residential Internet service market.

      We believe that in order to further develop Zon, our residential Internet service provider, we must continue to invest marketing and other resources in order to maintain and enhance the Zon brand. In addition, the general trend in the market for residential Internet services is moving away from providing Internet access without a subscription charge (the customer pays local telephony charges on a per minute basis) to a business model where the customer pays a fixed periodic access fee to the Internet service provider but thereafter no longer has to pay any per minute connection charges. The overwhelming majority of Zon’s customers (other than those who subscribe to the premium broadband Internet services that we recently introduced) currently do not have to pay any periodic access charge and we may lose many of Zon’s customers should we decide to start charging such a fee. Moreover, we must be successful in our introduction of broadband Internet services, such as DSL-based services, to our Zon customers in order to maintain and expand our market position. If we are unable to successfully migrate Zon’s current customer base to the premium broadband Internet services that we recently started offering to our Zon customers, we will not be able to maintain the substantial growth in revenues that we derive from Zon’s customer base.

      We have been operating our residential Internet service under the Zon name since September 1999 and have applied for trademark registration of the “Zon” name and logo. Sun Microsystems has contested our use of the Zon name and we are currently in discussion with them on this matter. We are not certain that we will reach a satisfactory agreement with Sun Microsystems enabling us to continue to use the Zon name.

      The residential Internet services market is extremely competitive. Zon’s competitors include many large companies that have substantially greater market presence and greater financial, technical, marketing and other resources. Zon competes for registered and other users, and, consequently, e-commerce and advertising revenue, directly or indirectly, with the following categories of companies:

•	online service providers which charge for Internet access, such as AOL, CompuServe, Planet Internet, Chello, Sky Net and Online Internet;

•	online service providers which do not charge a monthly Internet access fee such as Tiscali, Freeler and Wanadoo; and

•	universal and specialized Internet sites containing comprehensive information and services, or portals, consisting primarily of U.S. sites such as Yahoo!, Excite, Lycos, Infoseek and Netscape.

      Given the current financial constraints of Versatel, we will have more limited financial resources with which to expand and develop Zon’s business. In addition, because Zon’s registered users have a variety of alternatives to our service that do not charge subscription fees, they may have more than one Internet account or may switch to another Internet access provider if they are unable to gain access to our service. As a result, usage of Zon’s services by registered users may decrease and/or our subscriber churn may increase. As a result of this competition, Zon’s user base and revenues may decrease, which could have a material adverse effect on our operations.

We may be subject to transfer tax on the purchase of ducts in The Netherlands.

      In past years, we purchased ducts in The Netherlands. No transfer tax was paid on these purchases. In two cases, both dated March 2, 2000, a Dutch Court ruled that a central antenna infrastructure (centrale antenne inrichting), including cable network and equipment, should be considered real estate which would trigger a 6% transfer tax on the purchase. Based on these court cases, The Netherlands tax authorities might argue that we should have paid a 6% transfer tax on ducts purchased in the past and the tax authorities might raise transfer tax assessments. In both instances the parties involved appealed against the decision to the Dutch Supreme Court (Hoge Raad). On July 5, 2001, the Advocate-General provided his advice to the Supreme Court. The Advocate-General disagrees with the conclusions of the lower court. In his view, a cable infrastructure should be considered movable property which would not result in transfer tax on the acquisition. The Dutch Supreme Court has not yet ruled in these cases. Should we have to pay transfer tax on ducts purchased in the past and any ducts to be purchased in the future, this could have a material adverse effect on our results of operations and financial condition.

We may be subject to municipal taxes for unused telecommunication ducts in public land.

      In order to liberalize the telecommunication market in The Netherlands, the Dutch national government adopted legislation to enable operators to build their own network. As a result, local authorities have to permit operators to build and lay their telecommunication cables (“rights of way”). We have built an extensive network in The Netherlands that consists of ducts which are in use or reserved for maintenance, future expansion or held for sale. Some municipalities are in the process of developing local ordinances in order to be able to impose municipal taxes (precario heffing) on telecommunication ducts that are in public land but are empty or are not being used. Based on these proposed ordinances we may also be forced to remove such telecommunication ducts if they are empty or are not being used. If this were to occur, it could have a material adverse effect on our business and on our financial and operational results.

Other Risks Related to our Shares

The price of our shares will likely be very volatile.

      Completion of this exchange offer or any court approved restructuring will have a significant impact on our existing capital structure and result in substantial dilution for holders of our currently outstanding shares. If all outstanding notes will be tendered or cancelled in this exchange offer or any court approved restructuring, approximately 80% of our shares will be held by our former high yield and convertible note holders immediately following the completion of the exchange offer or any court approved restructuring. We cannot predict how the capital markets will perceive the prospects for our company and business operations following the exchange offer or any court approved restructuring and, therefore, what the effect will be on the trading price of our shares. In addition, participants in this exchange offer or any court approved restructuring may seek to liquidate their holdings of shares, which could have a negative effect on the trading price of the shares.

      In addition, stock markets in the United States and Europe have experienced significant price and volume fluctuations in recent years and the market prices of securities of telecommunications service providers and technology companies in particular have been highly volatile. Investors in such securities may lose all or part of their investment. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation in the United States has often been instituted against such a company. The institution of such litigation against us could result in substantial costs and a diversion of our management’s attention and resources, which could materially adversely affect our business, results of operations and financial condition.

Our negative equity status could effect trading prices of our shares.

      As of December 31, 2001, we had a negative equity of €26.7 million. Under Rules and Regulations of Euronext Amsterdam N.V., we were required to give notice regarding our negative equity position and, as a result, we were put on the “penalty bench” (strafbankje) as an indicator to investors and potential investors of our negative equity position. Euronext Amsterdam has confirmed that while the penalty bench serves as a warning sign to investors that we have a negative equity position, it will not result in our being de-listed from the Official Segment of Euronext Amsterdam N.V. However, the stigma surrounding the penalty bench in The Netherlands could have a material adverse affect on the trading price of our shares.

The price of our ordinary shares may be depressed upon the expiration of lock-up agreements that we have with some of our shareholders.

      On July 24, 2002, lock-up agreements that we have entered into with some of our shareholders will expire. Pursuant to these agreements these shareholders agreed not to sell 100% of their shares. These lock-up agreements cover approximately 30% of our currently outstanding shares. Following the expiration of the lock-up agreements, the price of our shares may be depressed as these holders may seek to liquidate their holdings.

Anti-takeover provisions could delay or prevent a change in control.

      Our articles of association provide for the possible issuance of preference shares A, preference shares B and one priority share. Such shares may be issued pursuant to a resolution of the general meeting of shareholders. However, the general meeting of shareholders granted and our supervisory board approved, the management board’s right to issue preference shares and the priority share, subject to the prior approval of the supervisory board. The issuance of preference shares or the priority share may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market price for our ordinary shares.

      Preference shares A and preference shares B. Our management board has obtained authority from the general meeting of shareholders to issue, or grant rights to subscribe for, preference shares A and B, subject to prior approval of the supervisory board, until May 14, 2003. As a result, our management board has granted and our supervisory board has approved a call option on preference shares B, which will not exceed 100% of all our other outstanding shares, to an independent foundation, Stichting Continuïteit Versatel Telecom International, established under Dutch law. In the event of a threatened hostile take-over bid, this foundation may exercise its option. The issuance of preference shares B could in such event prevent or hinder a change of control. However, on March 20, 2002, the Stichting Continuïteit Versatel Telecom International agreed not to exercise its call option on the preference shares until the earlier of the completion of our financial restructuring or the expiration of the lock-up agreements with the ad hoc committee of noteholders (other than as a result of the completion of the financial restructuring).

      Priority share. Our management board has obtained authority from the general meeting of shareholders to issue, or grant a right to subscribe for, the priority share, subject to prior approval of the supervisory board, until May 14, 2003. As a result, our management board has granted and our supervisory board has approved a call option on the priority share to an independent foundation, Stichting Prioriteit Versatel Telecom International, established under Dutch law. In the event of a threatened hostile take-over bid, this foundation may exercise its option. The issuance of the priority share could in such event prevent or hinder a change of control. However, on March 20, 2002, the Stichting Prioriteit Versatel Telecom International agreed not to exercise its call option on the priority share until the earlier of the completion of our financial restructuring or the expiration of the lock-up agreements with the ad hoc committee of noteholders (other than as a result of the completion of the financial restructuring).

Under Netherlands corporate law we may be required to remove our shareholders’ right to elect our supervisory board.

      Under Netherlands law, we would be required to modify our system of corporate governance upon (a) the filing of a statement with the trade register, as required by law, that we meet the criteria under Netherlands corporate law for large companies (the “Large Company Rules”) and (b) the presence of such statement on file at the trade register for an uninterrupted period of three years. The Large Company Rules mandatorily shift authority from the shareholders to our supervisory board and grant employees a degree of codetermination of our affairs.

      One of the criteria of the Large Company Rules referred to above is the existence of a works council (at our level or at the level of one of our subsidiaries). Although under Netherlands law we are required to facilitate a works council for our employees, as of the date of this prospectus, no works council exists. However, we expect to install a works council in the first half of 2002, at the level of Versatel Nederland B.V., our Dutch operating company. We, as a holding company with no operations apart from engaging in financing activities, would be exempt from the Large Company Rules, if among other things, the majority of our employees and those of our subsidiaries were employed outside The Netherlands. As of December 31, 2001, over 54% of our employees were employed in The Netherlands. Under the Large Company Rules, members of our supervisory board would no longer be elected by the shareholders at the general meeting of shareholders, but would be appointed by the supervisory board itself. Each of the general meeting of shareholders and the employees, acting through a works council, would have the right to:

•	make non-binding recommendations for members of the supervisory board; and

•	object to proposed appointments of members of the supervisory board, but such appointment would still take place if the objection were declared unfounded by the Enterprise Chamber of the Amsterdam Court of Appeal. The general meeting of shareholders and the works council also must be informed by the supervisory board of the names of the persons to be appointed to the supervisory board before such appointments become final.

      Accordingly, if we became subject to the Large Company Rules, our shareholders would lose the ability to elect and remove our supervisory board. In addition, under the Large Company Rules the supervisory board appoints, and can suspend and dismiss, members of the management board. The supervisory board, however, cannot dismiss members of the management board until the general meeting of shareholders has been consulted. Currently, shareholders at the general meeting of shareholders appoints the members of our management board.

Our shareholders have delegated their authority to issue additional shares to our management board until May 14, 2003 which could result in a dilution of your interest in our company.

      Our shareholders have delegated their authority to issue, and to grant rights to subscribe for, ordinary shares as well as preference shares A and B and the priority share, to our management board, under prior approval of the supervisory board, until May 14, 2003. Therefore, it is possible that if you tender your notes in this exchange offer and receive shares in exchange, your interest in our company will be diluted in the future, without the approval of a general shareholders’ meeting, if our management board, after approval of our supervisory board, uses its authority to issue or grant rights to subscribe for additional shares (up to the maximum authorized share capital under our articles of association).

It is unlikely that dividends will be paid in the foreseeable future.

      We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations, expand our network, repay outstanding obligations and finance future acquisitions. Therefore, we do not expect to pay any dividends in the foreseeable future. In addition, we are generally prohibited by law from paying dividends except from retained earnings or other distributable reserves.

PURPOSE AND EFFECTS OF

THE EXCHANGE OFFER AND CONSENT SOLICITATION

      As of December 31, 2001, we had approximately €1.7 billion of indebtedness, including long-term debt, and we incurred €184.1 million of annual interest expense in the year ended December 31, 2001. We generated negative Adjusted EBITDA of €64.3 million for the year ended December 31, 2001. As of December 31, 2001, we had €722.1 million of cash and marketable securities on our balance sheet, which, together with anticipated cash flow from operations, should provide sufficient capital to fund our operations until the beginning of 2004, assuming we do not complete the exchange offer or any court approved financial restructuring. If current conditions in the capital markets prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004. In addition, we may not be able to refinance our existing indebtedness when it becomes due, starting with approximately €380.0 million of our outstanding indebtedness which matures in December 2004.

      The principal purpose of the exchange offer is to eliminate substantially all of our outstanding indebtedness, which will decrease our interest expense. The principal purpose of the consent solicitation and the associated amendments is to eliminate or modify certain restrictive covenants and other provisions in order to enhance our future financial and operating flexibility.

      Under the terms of the exchange offer, holders of our notes will receive a combination of cash and shares, which, on a fully diluted basis, will dilute our existing shareholders by approximately 80% if we retire 99% of our outstanding notes. However, concurrently with the completion of our financial restructuring, whether effected through the exchange offer or a court approved restructuring, our existing shareholders will receive, at no cost to them, one warrant for every 4.8 ordinary shares or ADSs held by such shareholder. Each warrant will entitle the holder thereof during a period of two years from issuance to receive one ordinary share at an exercise price of €1.50 per share. See “Description of Warrants”. If all these warrants are exercised, the interest of the (former) holders of the notes in our company will be diluted from 80% to 77%. We are offering to exchange up to 100% of our notes, subject to the receipt of tenders of at least 99% in aggregate initial principal amount of all notes currently outstanding.

      We believe that the terms of the exchange offer and the consent solicitation are in the best interests of the company and the holders of all its securities, including shareholders. Upon completion of this exchange offer, we expect that our remaining cash balances, together with anticipated cash flow from operations, will provide us with sufficient capital to fund our existing operations until at least the beginning of the second quarter of 2003. In addition, we believe that the substantial reduction in future interest payments and principal repayments on the notes will reduce our additional funding requirements to less than €50.0 million. We also believe that our remaining funding requirement could potentially be reduced further by a combination of creating further operating efficiencies and future capital raising activities in the public or private equity and debt markets, including proceeds from warrant and option exercises. If the exchange offer had been successful and 99% of the aggregate initial principal amount of all notes currently outstanding had been tendered and accepted as of December 31, 2001, on a pro forma basis, our long-term debt would have been €17.3 million as of such date.

      If less than 99% of all notes currently outstanding are tendered in the exchange offer, but we receive sufficient votes for the plan of composition to be ratified and the plan of reorganization to be confirmed, we currently intend to effect our financial restructuring by filing a petition for the suspension of payments with a Netherlands court. Concurrently with a filing for a suspension of payments, we may also file a chapter 11 petition with a U.S. bankruptcy court. This will help us to achieve the principal purpose of the exchange offer: the elimination of substantially all of our outstanding indebtedness.

THE EXCHANGE OFFER

      We have negotiated the terms of the exchange offer and consent solicitation, the plan of composition and the plan of reorganization with an ad hoc committee of holders of notes, whose members have entered into an agreement with us to support the exchange offer and consent solicitation and the plan of composition and plan of reorganization. The committee is part of a wider group of bondholders that collectively owns approximately 74% of our outstanding notes. The committee collectively holds 33% of our outstanding notes. See “— Lock-Up Agreement.”

Terms of the Exchange Offer

      Upon the terms and subject to the conditions described in this prospectus and in the related letter of transmittal, we will accept for exchange any notes properly tendered and not withdrawn prior to the expiration date of the exchange offer. The consideration offered in this exchange offer is cash and shares. If you decide to participate in the exchange offer, on the payment date you will receive the following consideration for every $1,000 or €1,000, as the case may be, in principal amount of high yield notes and initial principal amount of convertible notes tendered:

Security					Exchange Offer

	Initial
Initial	Principal
Principal	Amount
Amount	Outstanding	Currency	Coupon	Maturity	Cash	Shares

High Yield Notes

$225 million	$215 million	U.S. dollars	13 1/4%	2008	$220.00	233.77
$150 million	$150 million	U.S. dollars	13 1/4%	2008	$220.00	233.77
$180 million	$177 million	U.S. dollars	11 7/8%	2009	$202.50	233.77
€120 million	€113 million	euro	11 7/8%	2009	€202.50	203.45
€300 million	€300 million	euro	11 1/4%	2010	€197.50	203.45
Convertible Notes

€300 million	€300 million	euro	4%	2004	€147.50	234.37
€360 million	€360 million	euro	4%	2005	€147.50	234.37

      In addition, we will pay accrued cash interest on the notes calculated from the most recent date of payment of interest on each series of notes to March 31, 2002. Any interest paid after March 31, 2002 on any series of notes will reduce the cash offered hereby in respect of such series of notes by the same amount. Except for the early tender payment described below, no other consideration will be paid, including any accrued non-cash interest or payments in respect of any accretion on the initial principal amount of our convertible notes.

      On the payment date or promptly after a termination of the exchange offer, we will pay holders of our high yield notes who tendered such notes and delivered consents and waivers on or prior to 5:00 p.m., New York time (11:00 p.m., Amsterdam time) on                               , 2002, and holders of our convertible notes who tendered such notes and delivered consents and waivers on or prior to the expiration date and prior to the termination of the exchange offer and who, in each case, did not withdraw such notes and consents prior to such expiration date or termination an additional cash payment of $25.00 or €25.00 in respect of each $1,000 or €1,000, as the case may be, in principal amount of high yield notes and initial principal amount of convertible notes tendered and for which such consents and waivers are delivered. This payment is not conditioned upon receipt of votes in favor of the plan of composition or the plan of reorganization.

      As part of the terms of the exchange offer, our shareholders will receive, at no cost to them, concurrently with the completion of our financial restructuring, whether effected through the exchange offer, a suspension of payments proceeding in The Netherlands or a chapter 11 proceeding in the United States pursued concurrently with such suspension of payments proceeding, one warrant for every 4.8 ordinary shares or ADSs held by such shareholder. Each warrant will entitle the holder thereof during a period of two years from issuance to receive one ordinary share at an exercise price of €1.50 per share. No fractional warrants will be issued and the number of warrants to be issued to each shareholder will be rounded down to the nearest whole number. See “Description of Warrants”.

      Any notes not exchanged will remain outstanding, unless we effect a financial restructuring through a court proceeding. Notwithstanding the foregoing, no fractional shares will be issued and the number of shares to be issued to exchanging holders will be rounded down to the nearest whole share. Notes may be tendered only in integral multiples of $1,000 or €1,000, as the case may be.

      If you hold your notes through Euroclear or Clearstream you will receive ordinary shares and if you hold your notes through DTC you will receive ADSs.

      The ordinary shares or ADSs you receive in the exchange offer will be freely tradable and listed on either the Official Segment of Euronext Amsterdam N.V. or the Nasdaq National Market. The cash to be paid in connection with the exchange offer will come from our existing cash balances. If 99% in initial principal amount of all notes currently outstanding is tendered in the exchange offer and accepted, we will issue 361.8 million shares and pay €306.9 million (excluding any early tender payments, or €348.5 million if all noteholders who tender are entitled to the early tender payment and, in each case, excluding accrued cash interest) in exchange for such notes (based on an exchange rate of $0.8901 per €1.00, the noon buying rate on December 31, 2001).

      The tender of any notes pursuant to the exchange offer will also be deemed to be a consent to the proposed amendments in respect of such notes, if such notes are accepted. In addition, whether or not we complete the exchange offer and accept your notes, a tender will be deemed to be an irrevocable waiver of (a) any and all defaults relating only to the exchange offer and consent solicitation, any suspension of payment proceeding in The Netherlands or any chapter 11 proceeding in the United States to effect our financial restructuring and, conditional upon a successful completion of the exchange offer or any court approved restructuring, (b) any and all claims against us, our directors and officers for violation of any securities laws. See “The Consent Solicitation”.

Period for Tendering Notes

      The exchange offer is being made to all holders of notes. The exchange offer will expire at 5:00 p.m., New York time (11:00 p.m., Amsterdam time) on                                      , 2002. In our sole and absolute discretion, we may extend the period of time during which the exchange offer is open. Assuming we have not previously elected to terminate the exchange offer, we will accept for exchange all of our notes which are properly tendered prior to the expiration of the exchange offer and not withdrawn as permitted below. The exchange offer is conditioned on the receipt of tenders of at least 99% in aggregate initial principal amount of all of our notes currently outstanding. In addition, our obligation to accept notes in the exchange offer is subject to the conditions listed below under the caption “— Conditions to the Exchange Offer”.

      We will return to the registered holder, at our expense, any notes not accepted for exchange, or an equal principal amount of notes of the same series, as promptly as practicable after the expiration date or termination of the exchange offer. We acknowledge that Rule 14e-1(c) under the Exchange Act of 1934 requires us to pay the consideration offered or return the notes tendered promptly after the termination or withdrawal of the exchange offer.

      Following completion of the exchange offer, subject to applicable securities laws, we may, in our sole and absolute discretion, seek to acquire notes not tendered in the exchange offer by means of open market purchases, privately negotiated acquisitions, redemptions or otherwise, or commence one or more additional exchange offers or tender offers to those holders of notes who did not exchange their notes.

Extensions, Delay in Acceptance, Termination or Amendment

      We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. We may delay acceptance for exchange of any notes by giving written notice of the extension to their holders. During any such extensions, all notes that have been previously tendered may be withdrawn. Any notes not withdrawn will remain subject to the exchange offer, and we may accept them for exchange.

      To extend the exchange offer, we will notify the exchange agent of any extension. The exchange agent will notify you of the extension through DTC, Euroclear or Clearstream, as the case may be. We will also issue a press release or make any other public announcement of the extension no later than 9:00 a.m., Amsterdam time, on the next business day after the previously scheduled expiration date, and publish an announcement of the extension in the Euronext Official Daily List.

      If any of the conditions described below under “— Conditions to the Exchange Offer” have not been satisfied with respect to the exchange offer, we reserve the right, in our sole discretion:

•	to terminate the exchange offer and as promptly as practicable to return all tendered notes to tendering note holders;

•	to extend the exchange offer and, subject to the withdrawal rights described in “— Withdrawal Rights”, to retain all tendered notes until the exchange offer expires;

•	to amend the terms of the exchange offer; or

•	to waive any unsatisfied condition (other than the minimum tender threshold) and, subject to any requirement to extend the period of time during which the exchange offer is open, to complete the exchange offer.

      Furthermore, we expressly reserve the right to terminate the exchange offer prior to the expiration date if we have received sufficient affirmative votes in respect of the plan of composition for ratification of such plan in a Netherlands court. Any waivers delivered prior to such termination will survive such termination.

      Any such termination, extension or amendment, will be followed as promptly as practicable by oral and written notice thereof to the registered holders of notes. We will give oral and written notice of such termination, extension or amendment to the exchange agent. We will also issue a press release or other public announcement of the extension no later than 9:00 a.m., Amsterdam time, on the next business day after the previously scheduled expiration date, and publish an announcement of the extension in the Euronext Official Daily List. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose that amendment by means of a supplement to this prospectus. We will distribute the supplement to the registered holders of the notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer for at least the minimum period as required under the Exchange Act of 1934 and in accordance with applicable Rules and Regulations of Euronext Amsterdam N.V.

      Without limiting the manner in which we may choose to make public announcements of any termination, extension or amendment of the exchange offer, we have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Conditions to the Exchange Offer

      The exchange offer is conditioned on the receipt of tenders of at least 99% in aggregate initial principal amount of all notes currently outstanding. For the purposes of this condition, the aggregate principal amount of notes tendered shall be calculated by aggregating the total initial principal amounts tendered of each series, converted into euro, as applicable, at a rate of $0.8901 per €1.00, the noon buying rate on December 31, 2001.

      In addition, the exchange offer is conditioned, among other things, upon the approval by our general meeting of shareholders of the proposed amendment of our articles of association to increase our authorized capital and the issuance of additional shares in connection with the exchange offer, the approval of the Ministry of Justice of the amendment of our articles of association, and the admission to listing of the ordinary shares to be issued in connection with the exchange offer on the Official Segment of Euronext

Amsterdam N.V. Notwithstanding any other provisions of the exchange offer, we are not required to accept any notes for exchange or to issue any shares or pay any cash in exchange for notes, and we may terminate or amend the exchange offer if, at any time before the acceptance of notes for exchange, any of the conditions described above is not satisfied or any of the following events occurs:

•	the exchange offer is determined to violate any applicable law or any applicable interpretation of the staff of the U.S. Securities and Exchange Commission, the Autoriteit Financiële Markten (“AFM” or Netherlands Securities Board), the Official Segment of Euronext Amsterdam N.V. or the Luxembourg Stock Exchange;

•	an action or proceeding is pending or threatened in any court or by any governmental agency or third party that might materially impair our ability to proceed with the exchange offer;

•	any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner to the exchange offer is instituted or threatened;

•	an order, stay, judgement or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer or impair the contemplated benefits of the exchange offer to us;

•	any of the following occurs and the adverse effect of such occurrence shall, in our reasonable judgment, be continuing:

•	any general suspension of trading in securities on any national securities exchange or in the over-the-counter market in The Netherlands and/or the United States;

•	any extraordinary or material adverse change in Netherlands and/or U.S. financial markets generally;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in The Netherlands or in the United States;

•	any limitation, whether or not mandatory, by any government entity on, or any other event that would reasonably be expected to materially adversely affect the extension of credit by banks or other lending institutions; or

•	a commencement or escalation of a war or other national or international calamity directly or indirectly involving The Netherlands and/or the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer;

•	any of the situations described above exists at the time of commencement of the exchange offer and that situation deteriorates materially after commencement of the exchange offer;

•	any tender or exchange offer, other than this exchange offer, with respect to some of all of our outstanding shares or other securities or any merger, acquisition or other business combination proposal involving Versatel or any or its subsidiaries shall have been proposed, announced or made by any person or entity; or

•	any event or events occur that have resulted or may result, in our judgment, in an actual or threatened adverse change in our business conditions, income, operations, stock ownership or prospects.

      The conditions are for our sole benefit. We may assert these conditions with respect to all or any portion of the exchange offer regardless of the circumstances giving rise to them. We may waive conditions in whole or in part at any time in our discretion. If any such waiver amounts to an amendment of the exchange offer that we determine to constitute a material change, we will undertake the steps described in the penultimate paragraph under “— Extensions, Delay in Acceptance, Termination or Amendment”. Our failure to exercise our rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time. Any determination by us concerning the conditions described above will be final and binding upon all parties.

      Moreover, we are free to terminate the exchange offer for any or no reason in our sole and absolute discretion, and not accept any notes. In particular, we reserve the right to terminate the exchange offer if we receive sufficient affirmative votes in favor of the plan of composition. Any notes which have been tendered for exchange but which are not exchanged, will be returned to the registered holder without charge as soon as practicable after the termination of the exchange offer. Any waivers delivered prior to such termination will survive such termination.

Procedures for Tendering Notes

      Only a holder of notes may tender notes in the exchange offer. To tender in the exchange offer, a holder must comply with either (1) the automated tender offer program procedures of DTC; (2) the procedures of Euroclear and/or Clearstream; or (3) in the case of any holder of definitive notes only, the procedures for physical tender, each as described below:

•	If you hold your position through DTC, a timely confirmation of a book-entry transfer of your notes into the account of the exchange agent at DTC as described under the procedure for book-entry transfer below, plus either (1) a properly completed and duly executed letter of transmittal (or a manually signed facsimile of the letter of transmittal), with any required signature guarantees, or (2) an agent’s message (as defined herein), in the case of a book-entry transfer, or a specific acknowledgement, in the case of a tender through DTC’s automated tender offer program, each as described under the procedure for book-entry transfer below, must be delivered or transmitted to, and received by, the exchange agent.

•	If you hold your position though Euroclear and/or Clearstream, you must arrange for an electronic instruction to be sent by the direct accountholder (participant) in Euroclear and/or Clearstream to Euroclear and/or Clearstream, as applicable, in accordance with their normal procedures, instructing Euroclear or Clearstream, as the case may be, to tender the notes on your behalf. The electronic instruction transmitted by Euroclear and/or Clearstream to the exchange agent must contain a computer generated message, by which you acknowledge receipt of the letter of transmittal and agree to be bound by it.

Any holder of notes tendering notes pursuant to this procedure must ensure that the above instructions transmitted through the Euroclear or Clearstream accountholder can be allocated to the exchange offer. Holders must submit a separate set of instructions for each letter of transmittal submitted, and the instructions so transmitted must cover the entire aggregate principal amount of notes tendered pursuant to such letter of transmittal. To the extent that instructions cannot be reconciled with the exchange offer, the tender may be deemed not to have been properly submitted.

Neither Versatel, the dealer managers, the exchange agent nor the information agent will be responsible for the communication of tenders by note holders to the direct accountholders in Euroclear or Clearstream through which they hold notes or by such accountholders to the exchange agent, Euroclear or Clearstream.

•	If you do not hold your position through DTC, Euroclear or Clearstream, certificates for your notes must be received by the exchange agent along with a properly completed and duly executed letter of transmittal (or a manually signed facsimile of the letter of transmittal), including any required signature guarantees.

•	If you are a resident of The Netherlands and hold notes which are traded on the Official Segment of Euronext Amsterdam N.V., you can also contact your broker or bank in The Netherlands in order to exchange your notes.

      Holders of notes will not be responsible for the payment of any fees or commission to the exchange agent or the dealer managers. Note holders should, however, consult with the direct accountholders in DTC, Euroclear or Clearstream as to any transaction fees.

      In all cases, payment for notes tendered and accepted for payment pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for the notes (or a timely confirmation of the book-entry transfer of the notes into the exchange agent’s account at DTC as described above), a properly completed and duly executed letter of transmittal (or a manually signed facsimile of the letter of transmittal), an agent’s message, in the case of a book-entry transfer, or a specific acknowledgment, in the case of a tender through DTC’s automated tender offer program, and any other documents required by the letter of transmittal.

      THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR NOTES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING HOLDER. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT HOLDERS USE AN AIR COURIER WITH GUARANTEED NEXT DAY DELIVERY OR CERTIFIED OR REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. IN NO EVENT SHOULD A NOTE HOLDER TENDERING NOTES SEND A LETTER OF TRANSMITTAL OR NOTES TO VERSATEL, THE DEALER MANAGERS OR THE INFORMATION AGENT. ANY DOCUMENTS DELIVERED TO VERSATEL WILL NOT BE FORWARDED TO THE EXCHANGE AGENT AND WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

      Note holders who hold notes through brokers or banks are urged to consult these brokers or banks to determine whether transaction costs may apply if their notes are tendered through these brokers or banks and not directly to the exchange agent.

      Signature Guarantees. No signature guarantee is required if: (1) the letter of transmittal is signed by the registered holder of the notes (which term, for purposes of this section, will include any participant in DTC whose name appears on a security position listing as the owner of the notes) tendered and such holder has not completed either the box entitled “Special Delivery instructions” or the box entitled “Special Payment instructions” on the letter of transmittal; or (2) notes are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constitutes an “eligible institution”).

      If a certificate for a note is registered in the name of a person other than the person executing a letter of transmittal, or if payment is to be made, or notes not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate power, in either case, signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible institution.

      Book-Entry Delivery of Notes. The exchange agent will establish an account with respect to the notes for purposes of the exchange offer at DTC as soon as practicable after the date that this prospectus is declared effective by the Securities and Exchange Commission, and any financial institution that is a participant in DTC’s system, such as Euroclear or Clearstream, may make book-entry delivery of the notes by causing DTC to transfer notes into the exchange agent’s account in accordance with DTC’s procedures for transfer. Although delivery of notes may be effected through a book-entry transfer into the exchange agent’s account at DTC, either (1) a properly completed and duly executed letter of transmittal (or a manually signed facsimile of the letter of transmittal), with any required signature guarantees, an agent’s message, in the case of a book-entry transfer, or a specific acknowledgement in the case of a tender through DTC’s automated tender offer program, and any other required documents must be transmitted to and received by the exchange agent at its address set forth on the back cover of this prospectus before the expiration date, or (2) the guaranteed delivery procedure described below must be followed. Delivery of the letter of transmittal and any other required documents to DTC does not constitute delivery to the exchange agent.

      The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the participant in DTC tendering notes that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against the participant.

      Participants in DTC may tender their notes in accordance with DTC’s automated tender offer program to the extent it is available to them for the notes they wish to tender. A holder tendering through DTC’s automated tender offer program must expressly acknowledge that the holder has received and agreed to be bound by the letter of transmittal and that the letter of transmittal may be enforced against such holder.

      Guaranteed Delivery. If a holder desires to tender notes pursuant to the exchange offer and the holder’s note certificates are not immediately available or cannot be delivered to the exchange agent before the expiration date (or the procedure for book-entry transfer of notes cannot be completed on a timely basis), or if time will not permit all required documents to reach the exchange agent before the expiration date, the notes still may be tendered, if all of the following conditions are satisfied:

•	the tender is made by or through an eligible institution;

•	the exchange agent receives by hand, mail, overnight courier, telegram or facsimile transmission, on or before the expiration date, a properly completed and duly executed notice of guaranteed delivery substantially in the form provided with the letter of transmittal, including (where required) a signature guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery; and

•	the certificates for all tendered notes, in proper form for transfer (or confirmation of book-entry transfer into the exchange agent’s account at DTC), together with a properly completed and duly executed letter of transmittal (or a manually signed facsimile of the letter of transmittal), including any required signature guarantees, an agent’s message in the case of a book-entry transfer or the specific acknowledgement in the case of a tender through DTC’s automated tender offer program, and any other documents required by the letter of transmittal, are received by the exchange agent within three business days after the date of receipt by the exchange agent of the notice of guaranteed delivery.

Defective Tenders; Waiver of Defects; No Obligation to Give Notice of Defects

      All questions as to the validity, form, eligibility, including time of receipt, and acceptance of notes tendered for exchange will be determined by us in our sole and absolute discretion. Our determination will be final and binding. We reserve the absolute right to reject any and all improperly tendered notes or not to accept the notes, the acceptance of which might be unlawful as determined by our counsel. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any notes either before or after the expiration of the exchange offer, including the right to waive the ineligibility of any holder who seeks to tender notes. Our interpretation of the terms and conditions of the exchange offer as to any particular notes either before or after the expiration of the exchange offer, including the terms and conditions of the letter of transmittal and the accompanying instructions, will be final and binding.

      Unless waived, any defects or irregularities in connection with tenders of notes must be cured within a reasonable period of time, as determined by us. Neither we, the dealer managers, the exchange agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of notes for exchange, nor will we have any liability for failure to give this notification. Tenders of notes will not be deemed made until such defects or irregularities have been cured or waived. Any notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

Acceptance of Notes for Exchange; Delivery of Shares; and Payment of Cash

      Upon satisfaction or waiver of all of the conditions to the exchange offer, and assuming we have not previously elected to terminate the exchange offer, which we may do if we receive sufficient affirmative votes to seek confirmation of the plan of composition or for any or no reason in our sole and absolute discretion, promptly after the expiration of the exchange offer and in the following order we will: (a) accept all consents properly given; (b) execute the supplemental indentures effecting the proposed amendments to the indentures governing the high yield notes, execute the supplemental agency agreements effecting the proposed amendments to the terms and conditions of the convertible notes, and amend the global notes in respect of the convertible notes held by the Bank of New York depository (nominees) Limited and (c) deliver the ordinary shares and the ADSs, the cash consideration and the early tender payment, if any, in exchange for the notes tendered and immediately thereupon and thereafter (d) accept all notes properly tendered. For purposes of the exchange offer, we will have accepted properly tendered notes for exchange when, as and if we have given oral or written notice of acceptance to the exchange agent, with written confirmation of any oral notice to be given promptly after any oral notice. Any notes not exchanged will remain outstanding.

      In all cases, the issuance of the shares and payment of cash in exchange for notes tendered and accepted for payment pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	the certificates evidencing such notes or a book-entry confirmation of transfer of the notes into the exchange agent’s account at DTC, as the case may be;

•	a properly completed and duly executed letter of transmittal, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message; and

•	any other documents required by the letter of transmittal. Accordingly, tendering holders of notes may be paid at different times depending upon when certificates evidencing notes or book-entry confirmations with respect to the notes are actually received by the exchange agent.

      If for any reason we do not accept any tendered notes, we will return the unaccepted notes without charge to the registered tendering holder. In the case of notes tendered by book-entry transfer into the exchange agent’s account at DTC or by electronic instruction by the direct accountholder (participant) to Euroclear and/or Clearstream by using the book-entry procedures described above, the unaccepted notes will be credited to an account maintained by the tendering holder with DTC or Euroclear and/or Clearstream. Any notes to be returned to the holder will be returned as promptly as practicable after the expiration or termination of the exchange offer.

      If you hold your position through Euroclear or Clearstream you will receive ordinary shares and if you hold your position through DTC you will receive ADSs.

      The ordinary shares or ADSs you will receive in connection with the exchange offer will be listed on the Official Segment of Euronext Amsterdam N.V. and the Nasdaq National Market, respectively. Such ordinary shares or ADSs will be entitled to our dividends, if any, as from the date of issuance, although we do not envisage any payment of any such dividends to be made in the foreseeable future.

Payments on the shares to be issued to you in connection with the exchange offer

      Under Netherlands law, the aggregate nominal value of the shares to be issued to you in connection with the exchange offer must be fully paid up by you at the time that we issue such shares to you. In connection therewith, by means of tendering your notes and our acceptance thereof you and the company agree that upon issuance of such shares to you, our claim against you for an amount equal to the aggregate nominal value of the number of shares to be issued to you in connection with the exchange offer (i.e., € 0.02 per share) shall be set-off (verrekend) against your claim against Versatel represented by the notes tendered for exchange. This procedure will not have an effect on the cash amount to be distributed to you in connection with your exchange of the notes. In addition, by means of returning your proxy with which you vote in favor of the plan of composition, you agree to this manner of payment for the shares to be issued to you in accordance with the plan of composition.

      The remainder of your claim against Versatel after the set-off referred to above, less the cash amounts payable to you in connection with the exchange, will be converted into share premium (agio), and will be so recorded in our books.

      To the extent that the set-off referred to above is a set-off of euros, to be paid on the ordinary shares, against U.S. dollars, the denomination of three series of high yield notes, the exchange rate shall be the applicable exchange rate at the date of issue of the ordinary shares.

Withdrawal Rights

      You may withdraw tenders of notes at any time prior to the expiration of the exchange offer.

      For a withdrawal to be effective:

•	the withdrawing holder must comply with the appropriate procedures of DTC’s automated tender offer program;

•	the withdrawing holder must comply with the appropriate procedures of Euroclear and/or Clearstream; or

•	the exchange agent must receive written notice of withdrawal at its address on the back cover page of this prospectus.

      Any offer of withdrawal must:

•	specify the name of the person who tendered the notes to be withdrawn,

•	identify the notes to be withdrawn, including the registration number or numbers and the principal amount of such notes,

•	be signed by the person who tendered the notes in the same manner as the original signature on the letter of transmittal used to deposit those notes or be accompanied by documents of transfer sufficient to permit the trustee to register the transfer in the name of the person withdrawing the tender, and

•	specify the name in which notes are to be registered, if different from that of the person who tendered the notes.

      Any notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the registered holder without charge as soon as practicable after withdrawal. In the case of notes tendered by book-entry transfer into the exchange agent’s account at DTC by using the book-entry transfer procedures described above, any withdrawn notes will be credited to the tendering holder’s account at DTC. In the case of notes tendered by book-entry transfer via Euroclear or Clearstream, any withdrawn notes will be returned in accordance with the procedures of Euroclear or Clearstream, as the case may be.

      If we extend the exchange offer, are delayed in our acceptance for payment of notes or are unable to accept notes for payment pursuant to the exchange offer for any reason, without prejudice to our rights under the exchange offer, the exchange agent may, nevertheless, on our behalf, retain tendered notes and such notes may not be withdrawn except to the extent that tendering holders of notes are entitled to withdraw tenders of notes as described herein. Any such delay will be accompanied by an extension of the exchange offer to the extent required by law or applicable stock exchange regulations.

      Withdrawals of tenders of notes may not be rescinded, and notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer. No early tender payment will be made in respect of any high yield notes tendered on or prior to 5:00 p.m., New York time (11:00 p.m., Amsterdam time) on                                      , 2002 or any convertible notes tendered on or prior to the expiration date and prior to the termination of the exchange offer, but withdrawn prior to the expiration date or such termination. However, withdrawn notes may be tendered again prior to the expiration date.

      All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. None of Versatel, the dealer managers, the exchange agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Exchange Agent

      We have appointed The Bank of New York as the exchange agent. All completed letters of transmittal and agent’s messages should be directed to the exchange agent at the addresses below, and requests for assistance in tendering your notes should also be directed to the exchange agent at the telephone numbers or the addresses below:

By overnight courier, regular or certified mail, or hand:

The Bank of New York Attn. Sunjeeve Patel One Canada Square London E14 5AL England	The Bank of New York Attn. Enrique Lopez 1 Campus Drive Pleasantville, NY 10570 U.S.A.
By facsimile transmission: (Eligible Guarantor Institutions Only) (44 (0)20) 7964 6399	By facsimile transmission: (Eligible Guarantor Institutions Only) (1 914) 773 5036
Confirm by telephone or for information call: (44 (0)20) 7964 6337	Confirm by telephone or for information call: (1 914) 773 5735

      DELIVERY OF A LETTER OF TRANSMITTAL OR AGENT’S MESSAGE TO AN ADDRESS OTHER THAN THE ADDRESSES LISTED ABOVE OR TRANSMISSION OF INSTRUCTIONS BY FACSIMILE OTHER THAN AS SET FORTH ABOVE IS NOT VALID DELIVERY OF THAT LETTER OF TRANSMITTAL OR AGENT’S MESSAGE.

      Requests for additional copies of this prospectus, the enclosed letter of transmittal or the enclosed notice of guaranteed delivery may be directed to either the exchange agent at the telephone numbers or the addresses listed above or to the information agent at the telephone number or the address listed on the back cover page of this prospectus.

Recommendation

      Although we believe the terms of the exchange offer and the consent solicitation are in the best interests of the company and all holders of our securities, including shareholders, we are not making any recommendation regarding whether you should tender your notes, and, accordingly, you must make your own determination as to whether to tender your notes for exchange and accept the shares and cash we are offering. We encourage you to consult with your financial advisers prior to making this determination.

Lock-Up Agreement

      We have negotiated the terms of the exchange offer and consent solicitation, the plan of composition and the plan of reorganization with an ad hoc committee of holders of notes, whose members have entered into an agreement with us to support the exchange offer and consent solicitation and the plan of composition and plan of reorganization. The committee is part of a wider group of bondholders that collectively owns approximately 74% of our outstanding notes. The committee collectively holds 33% of our outstanding notes.

      Under the lock-up agreement the members of the committee are not obligated to tender their notes in the exchange offer, but any notes tendered by them may not be withdrawn.

      Pursuant to the lock-up agreement, we have agreed to file a petition for the suspension of payments if on the expiration date of the exchange offer the minimum tender threshold has not been obtained but we have received sufficient affirmative votes in respect of the plan of composition to seek confirmation of such plan by a Netherlands court.

      We have agreed that following our financial restructuring we will nominate as the members of the supervisory board four members indicated by the holders of the notes who signed the lock-up agreement and no more than three individuals determined by us.

      Each holder of notes who signed the lock-up agreement is entitled to terminate the lock-up agreement under certain circumstances, including:

•	we do not meet certain deadlines in respect of commencing the exchange offer;

•	the expiration date is later than 20 business days after the exchange offer has been commenced, unless each of the noteholders who signed the lock-up agreement otherwise agrees in writing;

•	the Dutch Court has not ratified the plan of composition within 150 days following the date of commencement of a suspension of payments procedures or the U.S. Court has not confirmed or approved the U.S. plan of reorganization within 70 days following the date of commencement of a chapter 11 proceeding, if any;

•	the financial restructuring as contemplated in the lock-up agreement has not been finalized within 150 days following the expiration date, unless the ratification of the plan of composition by the Dutch Court has become subject to appeal proceedings, in which case this term of 150 days is extended until final adjudication of the appeal, but no longer than 200 days after the expiration date, unless each of the noteholders who signed the lock-up agreement agrees in writing;

•	we have disclaimed in writing our intention to, or any of its senior management shall publicly state that Versatel will not, pursue the financial restructuring;

•	there shall occur a material adverse change with respect to our financial position;

•	we breach or fail to satisfy any of the material terms or conditions of the lock-up agreement.

Dealer Managers

      Lehman Brothers International (Europe) and Morgan Stanley & Co. International Limited are acting as financial advisors and dealer managers for Versatel in connection with the exchange offer and have received an advisory fee in connection with the formulation and implementation of our financial restructuring. They will share an additional fee of $7.5 million for their assistance, including making solicitations and recommendations, in certain circumstances if the financial restructuring is successful. Affiliates of the dealer managers currently own a limited amount of our securities. The dealer managers have in the past rendered and are expected to render in the future various investment banking and other advisory services to Versatel and its subsidiaries. The dealer managers have received, and will continue to receive, customary compensation from Versatel and its subsidiaries for such services. We have also agreed to pay Lazard Brothers & Co. Limited, financial advisor to the bondholder committee, €3.5 million upon successful completion of this exchange offer.

Listing Agent

      Morgan Stanley & Co. International Limited is acting as listing agent in connection with the listing of the ordinary shares and the warrants to be issued in connection with the exchange offer on the Official Segment of Euronext Amsterdam N.V.

Transfer Taxes

      You will not be obligated to pay any transfer tax in connection with the tender of notes in the exchange offer unless you instruct us to register your exchange shares in the name of, or request that notes not tendered or not accepted in the exchange offer, be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax.

Brokerage Commissions

      You will not be required to pay any brokerage commissions to the dealer managers if you decide to tender your notes.

Required Approvals

      No federal or state regulatory requirements must be complied with and no approval need be obtained in the United States or The Netherlands in connection with the exchange offer, other than those with which we have complied or will comply, or those approvals which we have obtained or will obtain.

Appraisal Rights

      There are no dissenter’s rights or appraisal rights with respect to the exchange offer.

THE CONSENT SOLICITATION

      Concurrently with the exchange offer, we are soliciting consents from the holders of high yield notes to the proposed amendments to the indentures governing each series of high yield notes and from the holders of convertible notes to the proposed amendments to the terms and conditions of each series of convertible notes. We are also soliciting an irrevocable waiver by the holders of high yield notes and holders of convertible notes of (a) any and all defaults relating only to the exchange offer and consent solicitation, any suspension of payments proceeding in The Netherlands or any chapter 11 proceeding in the United States to effect our financial restructuring and, conditional upon completion of the exchange offer or any court approved restructuring, (b) any and all claims against us, our directors and officers for violation of any securities laws.

      Holders of notes may give their consent to the proposed amendments and their waiver only by tendering their notes in the exchange offer and will be deemed to have given their consent and their waiver by so tendering. The delivery of an agent’s message with respect to a holder’s notes will constitute the delivery of a consent and a waiver with respect to such holder’s notes. Upon satisfaction or waiver of all of the conditions to the exchange offer, and assuming we have not previously elected to terminate the exchange offer, which we may do if we receive sufficient affirmative votes to seek confirmation of the plan of composition or for any or no reason in our sole and absolute discretion, promptly after the expiration of the exchange offer and in the following order we will: (a) accept all consents and waivers properly given; (b) execute the supplemental indentures effecting the proposed amendments to the indentures governing the high yield notes, execute the supplemental agency agreements effecting the proposed amendments to the terms and conditions of the convertible notes, and amend the global notes in respect of the convertible notes held by The Bank of New York depository (nominees) Limited; and (c) deliver the ordinary shares and ADSs, the cash consideration and the early tender payment, if any, in exchange for the notes tendered and immediately thereupon and thereafter (d) accept all notes properly tendered.

Required Consents and Waivers

      Consents from holders of a majority in principal amount outstanding of each series of high yield notes must be received in order to amend each indenture governing the high yield notes in the manner contemplated by the consent solicitation. Consents from holders of at least 66 2/3% in principal amount outstanding of each series of convertible notes must be received in order to amend the terms and conditions of the convertible notes in the manner contemplated by the consent solicitation. Waivers (a) as to each holder of notes shall be effective when given, whether or not we complete the exchange offer and accept your notes, (b) as to each series of high yield notes shall be effective when holders of a majority in principal amount outstanding of such series have given waivers, and (c) as to each series of convertible notes shall be effective when holders of at least 66 2/3% in principal amount outstanding of such series have given waivers. Once delivered, waivers cannot be revoked at any time.

Execution of Supplemental Indentures in respect of the High Yield Notes

      If the required consents are received and accepted with respect to each series of high yield notes, then Versatel and the trustee under each indenture will execute a supplemental indenture setting forth the proposed amendments with respect to the high yield notes and each indenture, as so supplemented, will become effective on the expiration date of the exchange offer or promptly thereafter. Each non-exchanging holder of high yield notes will be bound by the supplemental indenture even if the holder did not give its consent. Each indenture, without giving effect to the proposed amendments, will remain in effect until the proposed amendments become effective on the expiration date of the exchange offer or promptly thereafter. If the exchange offer is terminated or withdrawn, the proposed amendments will not become effective and all consents will be deemed revoked. However, once delivered, waivers cannot be revoked at any time.

Execution of Supplemental Principal Paying Agent, Conversion Agent, Conversion Calculation Agent and Registrar Agreements and delivery of Amended Global Notes in respect of the Convertible Notes

      If the required consents are received and accepted with respect to each series of convertible notes, then Versatel and the registrar, paying agent, conversion agent and conversion calculation agent under each principal paying agent, conversion agent, conversion calculation agent and registrar agreement, will execute a supplement to that agreement and Versatel will amend the global notes representing each series of convertible notes held by The Bank of New York depository (nominees) Limited as nominee for the common depository for Euroclear and Clearstream, setting forth the proposed amendments with respect to the convertible notes, and such agreement and amended global notes, as so supplemented and amended, will become effective on the expiration date of the exchange offer or promptly thereafter. Each non-exchanging holder of convertible notes will be bound by the supplemental agency agreement even if the holder did not give its consent. Each principal paying agent, conversion agent, conversion calculation agent and registrar agreement and the global notes, without giving effect to the proposed amendments, will remain in effect until the proposed amendments become effective on the expiration date of the exchange offer or promptly thereafter. If the exchange offer is terminated or withdrawn, the proposed amendments will not become effective and all consents will be deemed revoked. However, once delivered, waivers cannot be revoked at any time.

Revocation of Consents

      Consents may be revoked at any time prior to the expiration date by the withdrawal of a tender of the notes in accordance with the instructions for withdrawal. See “The Exchange Offer — Withdrawal Rights”. Any withdrawal of tendered notes prior to the expiration date will be deemed to be a revocation of the related consents. You may not revoke your consent without also withdrawing the tender of your notes. Consents cannot be revoked following the expiration date. However, once delivered, waivers cannot be revoked at any time.

Proposed Amendments to the High Yield Indentures

      We are soliciting the consent of the holders of the high yield notes to the proposed amendments to the indentures governing such notes. The proposals, if adopted and effected, will eliminate substantially all of the restrictive covenants and certain other provisions in the indentures. The following is a list that gives a summary of the covenants and other provisions proposed to be deleted. For more complete information regarding these covenants and provisions and the effects of the proposed amendments, we urge you to review the supplemental indentures in their entirety, which are filed as exhibits to the registration statement filed in connection with this exchange offer with the U.S. Securities and Exchange Commission.

Deletion of Restrictive Covenants

      The supplemental indentures would, in substance, modify or eliminate the following from each of the indentures governing the high yield notes:

Section 4.3	Limitation on Restricted Payments. The proposed amendments to the indentures governing the high yield notes would delete this section in its entirety. The section provides that, subject to certain exceptions, Versatel will not, and will not permit any of its subsidiaries to (i) declare or pay any dividend or make any distribution, including any dividend or distribution payable in connection with any merger or consolidation, (ii) purchase, redeem or retire capital stock, and all warrants or options to acquire capital stock of Versatel or any subsidiary, (iii) make any principal payment or redeem or repurchase, any indebtedness of Versatel that is subordinated in right of payment to the high yield notes, or (iv) make any investment in any company.

Section 4.4	Limitation on Indebtedness. The proposed amendments to the indentures governing the high yield notes would delete this section in its entirety. The section provides that, subject to certain exceptions, Versatel will not, and will not permit any of its subsidiaries to incur any indebtedness; provided, however, that if no default or event of default shall have occurred and be continuing at the time, or would occur as a consequence of the incurrence of any such indebtedness, Versatel may incur indebtedness if immediately thereafter the ratio of (i) the aggregate principal amount of indebtedness of Versatel and its subsidiaries on a consolidated basis outstanding as of the transaction date to (ii) the pro forma consolidated cash flow for the preceding two fiscal quarters multiplied by two, determined on a pro forma basis as if any such indebtedness had been incurred and the proceeds thereof had been applied at the beginning of such two fiscal quarters, would be greater than zero and less than or equal to 5.0 to 1.

Section 4.12	Limitation on Transactions with Shareholders and Affiliates. The proposed amendments to the indentures governing the high yield notes would delete this section in its entirety. The section provides that, subject to certain exceptions, Versatel will not, and will not permit any of its Subsidiaries to enter into any transaction with any holder of 5% or more of any class of capital stock of Versatel or any subsidiary, unless: (i) such transaction is on terms that are no less favorable to Versatel or such subsidiary than could reasonably be obtained in a comparable arm’s-length transaction with a company that is not such a holder; (ii) if such transaction involves aggregate consideration in excess of $2.0 million, then Versatel shall deliver a resolution to the trustee under the indenture set forth in a certificate signed on behalf of Versatel by two Versatel officers adopted by a majority of the Board of Directors, approving such transaction and certifying that such transaction comply with Section 4.12(i) above; and (iii) if such transaction involves aggregate consideration in excess of $5.0 million, Versatel will deliver a written opinion to the trustee under the indenture as to the fairness to Versatel of such transaction from a financial point of view from an internationally recognized investment banking firm.

Section 4.13	Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The proposed amendments to the indentures governing the high yield notes would delete this section in its entirety. The section provides that, subject to certain exceptions, Versatel will not, and will not permit any subsidiary to create any consensual encumbrance on the ability of any subsidiary to: (i) pay dividends or make any other distributions permitted by applicable law on the capital stock of such subsidiary owned by Versatel or any other subsidiary, (ii) pay any indebtedness owed to Versatel or any other subsidiary, (iii) make loans or advances to Versatel or any other subsidiary, or (iv) transfer any of its property or assets to Versatel or any other subsidiary.

Section 4.14	Limitation on Liens. The proposed amendments to the indentures governing the high yield notes would delete this section in its entirety. The section provides that, subject to certain exceptions, Versatel will not, and will not permit any subsidiary to create, incur, assume or suffer to exist any encumbrance in respect of any asset or property of Versatel or any subsidiary without making effective provisions for all of the high yield notes and all other amounts due under the indenture governing the high yield notes to be directly secured equally and ratably with the obligation or liability secured by such encumbrance.

Section 4.15	Change of Control. The proposed amendments to the indentures governing the high yield notes would delete this section in its entirety. The section provides that, subject to certain exceptions, upon the occurrence of a change of control, Versatel will make an offer to purchase all or any part of the high yield notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, thereon to the date of repurchase, plus additional amounts, if any, to the date of repurchase.

Section 4.16	Limitation on Asset Sales. The proposed amendments to the indentures governing the high yield notes would delete this section in its entirety. The section provides that,

subject to certain exceptions, Versatel will not, and will not permit any subsidiary to make any sale of all or any of the capital stock, property or assets of any subsidiary unless (i) Versatel or the subsidiary, receives consideration at the time of such sale at least equal to the fair market value of the assets sold or disposed of and (ii) at least 80% of the consideration received for such sale consists of cash or cash equivalents or replacement assets or the assumption of indebtedness which ranks pari passu in right of payment with the high yield notes.

Section 4.17	Limitation on Issuance of Guarantees of Indebtedness by Restricted Subsidiaries. The proposed amendments to the indentures governing the high yield notes would delete this section in its entirety. The section provides that, subject to certain exceptions, Versatel shall not permit any subsidiary to guarantee, assume or in any other manner become liable with respect to any indebtedness of Versatel unless such subsidiary simultaneously executes and delivers a supplemental indenture to the indenture governing such high yield notes providing for a guarantee of all of Versatel’s obligations under the high yield notes and the indenture governing the high yield notes on terms substantially similar to the guarantee of such indebtedness.

Section 4.18	Business of the Company; Restriction on Transfers of Existing Business. The proposed amendments to the indentures governing the high yield notes would delete this section in its entirety. The section provides that, subject to certain exceptions, Versatel will not, and will not permit any restricted subsidiary to, be principally engaged in any business or activity other than a permitted business. In addition, Versatel and any restricted subsidiary will not be permitted to, directly or indirectly, transfer to any unrestricted subsidiary (i) any of the licenses, permits or authorizations used in the permitted business of Versatel and any restricted subsidiary or (ii) any material portion of the “property and equipment” (as such term is used in Versatel’s consolidated financial statements) of Versatel or any restricted subsidiary used in the licensed service areas of Versatel and any restricted subsidiary.

Section 4.19	Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries. The proposed amendments to the indentures governing the high yield notes would delete this section in its entirety. The section provides that, subject to certain exceptions, Versatel will not, and will not permit any subsidiary to sell or otherwise dispose of any shares of capital stock of such subsidiary or any other subsidiary to any company unless (i) immediately after giving effect to such sale, such subsidiary would no longer constitute a subsidiary and (ii) any investment in such company remaining after giving effect to such sale would have been permitted to be made under Section 4.3 (Limitation on Restricted Payments) if made on the date of such sale.

Section 5.1	Consolidation, Merger and Sale of Assets. Section 5.1 of the indentures governing the high yield notes provides that neither Versatel nor any of its subsidiaries will consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets to, any person, nor may any person merge with or into Versatel unless certain conditions are met. The proposed amendments to the indentures governing the high yield notes would delete each of the conditions contained in Sections 5.1(iii) and (iv). Such sections in pertinent part state the following: (iii) immediately after giving effect to such transaction on a pro forma basis, Versatel, or the successor company shall have a consolidated net worth equal to or greater than the consolidated net worth of Versatel immediately prior to such transaction; and (iv) immediately after the transaction on a pro forma basis Versatel, or the successor company, (A) prior to the third anniversary of the issue date, have an indebtedness to consolidated cash flow ratio no greater than such ratio immediately prior to such transaction or (B) on or after the third anniversary of the issue date, could incur at least $1.00 of indebtedness under Section 4.4(a) (Limitation on

Indebtedness). In addition, the proposed amendments would amend the remaining text of Section 5.1 to provide that Versatel and any of its subsidiaries may consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all or majority of its property and assets to, any person, and any person may merge with or into Versatel or any of its subsidiaries.

Section 5.2	Successor Corporation Substituted. Section 5.2 of the indentures governing the high yield notes provides that upon any consolidation, merger, assignment, conveyance, lease, transfer or other disposition in accordance with Section 5.1, the successor entity will succeed to, and be substituted for, and may exercise every right and power of, Versatel under the indenture with the same effect as if such successor entity had been named as Versatel in the indenture, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) Versatel will be relieved of all further obligations and covenants under the indenture and high yield notes. The proposed amendments to the indentures governing the high yield notes would delete the language in parentheses.

Section 6.1	Events of Default. Section 6.1 of the indentures governing the high yield notes provides that, upon the occurrence of certain events, the principal amount of the high yield notes may become due and payable. The proposed amendments to the indentures governing the high yield notes would delete Sections 6.1(c), (d), (f) and (i). Such sections in pertinent part state the following: pursuant to Section 6.1(c), an event of default occurs upon a default in the payment of principal of or interest on the high yield notes required to be purchased under the asset sale offer or the change of control offer described in the indenture governing the high yield notes; pursuant to Section 6.1(d), an event of default occurs upon a failure to perform or comply with Article V (Successor Corporation) of the indenture governing the high yield notes; pursuant to Section 6.1(f), an event of default occurs upon a default of any other indebtedness of Versatel or any subsidiary; and pursuant to Section 6.1(i), an event of default occurs upon Versatel or any of its subsidiaries (A) commencing a voluntary case under any applicable bankruptcy, insolvency or other similar law or consenting to the entry of an order for relief in an involuntary case under any such law, (B) consenting to the appointment of a receiver, liquidator, trustee, or similar official for all or substantially all of the property and assets of Versatel or any of its subsidiaries, or (C) effecting any general assignment for the benefit of creditors.

      In addition, a number of conforming changes will be made to the indentures to reflect the amendment of these provisions.

      In no event will the changes effected by the proposed amendments to the indentures alter our obligation to pay the principal of, or interest on, the high yield notes, or alter the respective maturity dates of the high yield notes.

Proposed Amendments to the Terms and Conditions of the Convertible Notes

      We are soliciting the consent of the holders of the convertible notes to the proposed amendments to the terms and conditions of such notes. The proposals, if adopted and effected, will eliminate some of the events of default and the change of control offer provision contained in the terms and conditions of the convertible notes. The following is a list that gives a summary of the provisions proposed to be deleted. For more complete information regarding these provisions and the effects of the proposed amendments, we urge you to review the amendments to the terms and conditions of the convertible notes in their entirety, which are filed as exhibits to the registration statement filed in connection with this exchange offer with the U.S. Securities and Exchange Commission.

      The amendments would, in substance, eliminate the following provisions from the terms and conditions of each series of the convertible notes:

Section 5(3)	Redemption, Purchase and Conversion — Change of Control. In the event of a change of control of the company, each holder of convertible notes will have the right to require Versatel to redeem all (but not less than all) of such holder’s convertible notes on the date that is 30 days after the date on which such change of control occurs at the principal amount together with accrued and unpaid interest to, but excluding, the redemption date. Versatel shall give each holder of convertible notes notice of such change of control in accordance with the provisions of Condition 10 of the terms and conditions of the convertible notes (Notices) not later than 10 days after the date on which such change of control occurs.

Section 8(e)	Cross-Acceleration and Cross-Default. With respect to cross-acceleration and cross-defaults, the terms and conditions of the convertible notes state that (i) if an acceleration has occurred, or (ii) if a default occurs, then any convertible note may, by written notice addressed by the holder to Versatel, become immediately due and payable at its principal amount together with accrued interest.

      In no event will the changes effected by the proposed amendments alter our obligation to pay the principal or accreted principal of, or interest on, the convertible notes, or alter the respective maturity dates of the convertible notes.

MARKET AND TRADING INFORMATION

Share Price Information

      The 4% senior convertible notes due 2004 are convertible into ordinary shares of Versatel at a share price of €43.40. The 4% senior convertible notes due 2005 are convertible into ordinary shares of Versatel at a conversion price per share of €60.76. Our ordinary shares and our ADSs have been traded on the Official Segment of Euronext Amsterdam N.V. and the Nasdaq National Market, respectively, under the symbol “VRSA” since July 23, 1999, the date of our initial public offering.

      The following table sets forth, for the periods indicated, the high and low closing bid prices per ordinary share in euro as reported on the Official Segment of Euronext Amsterdam N.V.

	High	Low

	€	€
1999
Third quarter (1)	14.75	10.15
Fourth quarter	41.20	10.10
2000
First quarter	80.35	28.60
Second quarter	48.72	24.50
Third quarter	45.00	25.65
Fourth quarter	26.05	8.45
2001
First quarter	17.85	5.37
Second quarter	6.66	2.93
Third quarter	3.14	0.48
Fourth quarter	1.37	0.60
September	0.80	0.48
October	1.31	0.60
November	1.37	1.17
December	1.30	0.91
2002
January	1.08	0.87
February	0.85	0.53
March (through March 22)	0.74	0.41

(1)	Since July 23rd, 1999, the date of our initial public offering.

     The closing price for our ordinary shares as reported on the Official Segment of Euronext Amsterdam N.V. on March 22, 2002, was €0.55.

      The following table sets forth, for the periods indicated, the high and low closing bid prices per ADS as reported on the Nasdaq National Market.

	High	Low

	$	$
1999
Third quarter(1)	15.31	10.56
Fourth quarter	37.50	10.56
2000
First quarter	76.56	29.75
Second quarter	48.13	22.50
Third quarter	43.34	22.63
Fourth quarter	22.69	7.50

	High	Low

	$	$
2001
First quarter	16.88	4.72
Second quarter	5.99	2.50
Third quarter	2.68	0.42
Fourth quarter	1.20	0.50
September	0.76	0.42
October	1.17	0.50
November	1.20	1.06
December	1.16	0.82
2002
January	0.97	0.80
February	0.76	0.51
March (through March 22)	0.64	0.41

(1)	Since July 23rd, 1999, the date of our initial public offering.

     The closing price for the ADSs as reported on the Nasdaq National Market on March 22, 2002, was $0.49.

Market Prices of the Notes

      The high yield notes are traded in the U.S. inter-dealer market. The convertible notes and the €300,000,000 11 1/4% senior notes due 2010 are listed and traded on the Official Segment of Euronext Amsterdam N.V. The $225,000,000 13 1/4% senior notes due 2008, the $150,000,000 13 1/4% senior notes due 2008, the $180,000,000 11 7/8% senior notes due 2009 and the €120,000,000 11 7/8% senior notes due 2009 are listed, but not regularly traded, on the Luxembourg Stock Exchange, which posts a price for the notes not more frequently than monthly. The following table sets forth, for the periods indicated, the high and low bid prices of each series of the notes in the U.S. inter-dealer market, expressed as a percentage of initial face amount:

	$225,000,000 13 1/4%		$150,000,000 13 1/4%		$180,000,000 11 7/8%		€120,000,000 11 7/8%		€300,000,000 11 1/4%
	Senior Notes		Senior Notes		Senior Notes		Senior Notes		Senior Notes
	due 2008		due 2008		due 2009		due 2009		due 2010

	High	Low	High	Low	High	Low	High	Low	High	Low

1999
First quarter	105.250	99.000	105.250	99.000	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Second quarter	108.000	103.000	108.000	103.000	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Third quarter	105.500	98.500	105.500	98.500	99.250	95.000	99.250	92.500	n.a.	n.a.
Fourth quarter	107.000	98.000	107.000	98.000	102.500	92.000	106.500	92.500	n.a.	n.a.
2000
First quarter	108.500	102.500	108.500	102.500	104.500	98.000	109.500	101.250	98.537	97.500
Second quarter	102.500	93.500	102.500	93.500	98.500	87.000	102.000	88.000	98.500	82.000
Third quarter	103.000	90.000	103.000	90.000	100.000	88.000	97.500	88.000	96.000	86.000
Fourth quarter	90.000	61.000	90.000	61.000	88.000	60.000	88.000	58.000	86.000	57.500
2001
First quarter	86.500	61.000	86.500	61.000	83.000	59.000	86.000	58.000	83.500	58.000
Second quarter	61.000	34.000	61.000	34.000	61.000	34.000	58.000	35.000	59.000	35.000
Third quarter	39.000	24.000	39.000	24.000	37.000	22.000	39.000	22.000	38.000	22.000
Fourth quarter	38.500	24.000	38.500	24.000	37.500	22.000	37.500	22.000	37.500	22.000
2002
First quarter (through March 22)	34.000	26.000	34.000	26.000	33.000	25.000	33.000	25.000	33.000	24.500

      The last bid price of each series of the high yield notes as set forth above as reported on the U.S. inter-dealer market on March 22, 2002, expressed as a percentage of initial face amount, was 27.5%, 27.5%, 26.0%, 26.0% and 25.0%, respectively.

	4% Senior Convertible Notes		4% Senior Convertible Notes
	due 2004		due 2005

	High	Low	High	Low

1999
First quarter	n.a.	n.a.	n.a.	n.a.
Second quarter	n.a.	n.a.	n.a.	n.a.
Third quarter	n.a.	n.a.	n.a.	n.a.
Fourth quarter	115.338	97.000	n.a.	n.a.
2000
First quarter	192.000	93.000	115.000	100.000
Second quarter	126.500	80.750	104.250	74.000
Third quarter	117.250	86.500	94.250	80.125
Fourth quarter	87.125	55.000	80.000	52.500
2001
First quarter	73.375	51.000	69.625	50.000
Second quarter	52.000	27.000	50.500	27.000
Third quarter	28.500	17.000	27.500	15.000
Fourth quarter	26.500	18.000	26.500	17.500
2002
First quarter (through March 22)	26.000	21.000	26.000	21.000

      The last bid price of each series of the convertible notes as set forth above as reported on the U.S. inter-dealer market on March 22, 2002, expressed as a percentage of initial face amount, was 24.6% and 24.4%, respectively. In the case of the convertible notes, the initial face amount is not equal to the current accreted principal amount for such notes.

EXCHANGE RATE INFORMATION

U.S. Dollars to Euro

      The table below sets forth, for the periods and dates indicated, certain information concerning the noon buying rates for euro expressed in U.S. dollars per euro. On March 22, 2002, the noon buying rate for U.S. dollars per euro was $0.88 per €1.00.

			Period	Period
Period	High	Low	Average(1)	End

1999	1.18	1.00	1.06	1.01
2000	1.03	0.83	0.92	0.94
2001	0.95	0.84	0.89	0.89
September 2001	0.93	0.89
October 2001	0.92	0.89
November 2001	0.90	0.88
December 2001	0.90	0.88
January 2002	0.90	0.86
February 2002	0.88	0.86
March (through March 22)	0.89	0.87

(1)	The average of the noon buying rates on the last day of each month during the period.

     Fluctuations in the exchange rate between the euro and the U.S. dollar in the past are not necessarily indicative of fluctuations that may occur in the future.

Dutch Guilders to U.S. Dollars

      The Netherlands has adopted the euro as of January 1, 1999 at the fixed conversion rate of NLG 2.20371 per €1.00 established with the implementation of the third stage of monetary union. The table below sets forth, for the periods and dates indicated, certain information concerning the noon buying rates for Dutch guilders expressed in Dutch guilders per U.S. dollar through December 31, 1998.

			Period	Period
Period	High	Low	Average(1)	End

1997	2.12	1.73	1.95	2.03
1998	2.09	1.81	1.98	1.88

(1)	The average of the noon buying rates on the last day of each month during the period.

     Netherlands law does not impose restrictions that would affect the remittance of dividends or other payments to nonresident holders of the ordinary shares or any other foreign exchange controls.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The following selected financial data of Versatel as of and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 have been prepared in accordance with U.S. GAAP and have been derived from the historical financial statements of Versatel, which have been audited by Arthur Andersen, independent public accountants. Arthur Andersen, independent public accountants, did not audit the financial statements of Versatel Deutschland Holding GmbH, Versatel Deutschland Verwaltungs Gmbh, Versatel Deutschland GmbH & Co. KG., Komtel Gesellschaft für Kommunikations-und Informationsdienste mbH and Komtel Service GmbH, as of and for the year ended December 31, 2001, which are not presented separately herein, and their opinion insofar as it relates to these entities is based solely on the report of other auditors. Arthur Andersen, independent public accountants, did not audit the financial statements of Versatel Deutschland GmbH & Co. KG, formerly known as VEW Telnet GmbH, as of and for the year ended December 31, 1999, which are not presented separately herein. Arthur Andersen, independent public accountants, did not audit the financial statements of Komtel Gesellschaft für Kommunikations-und Informationdienste mbH as of and for the year ended December 31, 2000, which are not presented separately herein. The financial statements for the above mentioned periods of the entities not audited by Arthur Andersen were audited by BDO Nordwestdeutsche Treuhand Gesellschaft mit beschränkter Haftung Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft in respect of Komtel and by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft in respect of Versatel Deutschland. You should read the information set forth below in conjunction with “Operating and Financial Review and Prospects” and the historical audited financial statements of Versatel included elsewhere in this prospectus.

      As of January 1, 2000, we have published our financial statements in euro. Prior to that date we published our financial statements in Dutch guilders. We have restated the financial statements and other financial data presented herein for the periods prior to January 1, 2000 in euro using the fixed conversion rate of NLG 2.20371 per €1.00. The following selected financial data reported in euro depict the same trend as would have been presented if Versatel had continued to present financial statements in NLG. The selected financial data for the years ended December 31, 1999, 1998 and 1997, will not be comparable to the financial statements of other companies that report in euro and that have restated amounts from a different currency than Dutch guilders.

	Year Ended December 31,

	1997	1998	1999	2000	2001

	€	€	€	€	€

	(in thousands, except per share amounts)
Statement of Operations Data:
Operating revenue(1)	8,574	17,952	58,537	181,469	255,733
Operating expenses:
Cost of revenue, excluding depreciation and amortization(2)	7,898	14,439	45,657	133,565	154,399
Selling, general and administrative	7,953	21,660	70,250	206,360	165,614
Stock based compensation	—	—	12,557	7,034	5,695
Tax penalties	—	—	—	—	2,978
Restructuring expense	—	—	—	—	11,240
Depreciation and amortization	1,469	2,937	26,412	91,518	138,592

Total operating expenses	17,320	39,036	154,876	438,477	478,518

Operating loss	(8,746)	(21,084)	(96,339)	(257,008)	(222,785)
Interest expense, net	242	11,712	58,512	111,132	138,637
Results from investing activities	—	—	—	3,131	(21)
Other expenses(3)	—	—	—	18,214	—
Foreign currency exchange (losses) gains, net	(24)	2,335	(43,684)	(32,695)	(30,192)

Loss before income taxes, minority interest and extraordinary item	(9,012)	(30,461)	(198,535)	(422,180)	(391,593)

Credit from (provision for) income taxes	—	(3)	437	41	—

	Year Ended December 31,

	1997	1998	1999	2000	2001

	€	€	€	€	€

	(in thousands, except per share amounts)
Net loss before minority interest and extraordinary item	(9,012)	(30,464)	(198,098)	(422,139)	(391,593)
Minority interest	—	—	168	792	—

Net loss before extraordinary item	(9,012)	(30,464)	(197,930)	(421,347)	(391,593)
Extraordinary item(4)	—	—	—	—	13,032
Net loss	(9,012)	(30,464)	(197,930)	(421,347)	(378,561)

Net loss per share before extraordinary item basic and diluted	(0.50)	(0.93)	(3.89)	(4.92)	(4.31)
Net loss per share after extraordinary item basic and diluted	(0.50)	(0.93)	(3.89)	(4.92)	(4.17)
Weighted average number of basic shares outstanding(5)	18,084	32,622	50,929	85,661	90,872
Financial Data:
Adjusted EBITDA(6)	(7,277)	(18,147)	(57,370)	(158,456)	(64,280)
Capital expenditures	6,587	35,057	173,804	466,884	251,926
Dividends per share	—	—	—	—	—
Balance Sheet Data at Period End:
Cash, restricted cash and marketable securities	678	264,813	1,050,831	1,203,876	722,105
Working capital (excluding cash, restricted cash and marketable securities)	(11,242)	(21,260)	(103,419)	(216,157)	(194,831)
Capitalized finance cost, net	—	13,046	28,255	41,435	33,486
Property, plant and equipment, net	6,180	17,520	232,694	591,391	814,240
Construction in progress	—	20,882	81,803	175,766	125,656
Goodwill, net	—	2,067	196,973	245,663	217,939
Total assets	8,772	328,263	1,663,120	2,417,640	2,056,270
Total long-term obligations (including current portion)	3,854	312,562	1,008,678	1,712,993	1,754,417
Total shareholders’ equity (deficit)	(8,266)	(15,462)	507,669	341,318	(26,694)
Cash Flow Data:
Net cash provided by/(used in) operating activities	2,616	(16,932)	(70,093)	(191,039)	(206,982)
Net cash used in (from) investing activities	(6,587)	(50,839)	(632,996)	(1,516,187)	621,794
Net cash provided by financing activities	2,635	235,969	1,358,591	944,529	3,369

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings (including all fee amounts received for the premium dial-in services offered by Komtel) for the year ended December 31, 2001 amounted to € 274.4 million.

(2)	Total costs relating to gross billings for the year ended December 31, 2001 amounted to € 173.1 million.

(3)	Consists of asset impairments of €12.8 million relating to Versapoint and other write-offs for a total amount of €5.4 million.

(4)	Represents the extraordinary gain related to the repurchase of high yield notes.

(5)	As adjusted to give effect to a 2-to-1 stock split on April 13, 1999.

(6)	Adjusted EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortization, restructuring expense, tax penalties, deferred compensation and foreign exchange gain (loss). Adjusted EBITDA is included because management believes it is a useful indicator of a company’s ability to incur and service its indebtedness. Adjusted EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statements of operations or cash flow data computed in accordance with U.S. GAAP or as a measure of our results of operations or liquidity. Funds depicted by this measure may not be available for management’s discretionary use (due to covenant restrictions, debt service payments, the expansion of our network, and other commitments). Because all companies do not calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA contained herein may not be comparable to other similarly titled measures of other companies. Please note that the definition of Adjusted EBITDA as applied in the audited financial statements for the years 1997, 1998, 1999 and 2000 is different from the above definition. In the new definition for Adjusted EBITDA, deferred compensation, tax penalties and restructuring expenses are excluded.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

      The following unaudited pro forma consolidated financial information is derived from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet information as of December 31, 2001, gives effect to the exchange offer as if it had occurred on that date. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2001, give effect to the exchange offer as if it had occurred on January 1, 2001. The pro forma financial information presented assumes that 99% in aggregate initial principal amount of notes outstanding as of December 31, 2001 are tendered and exchanged. The pro forma financial information also assumes a value for the shares equal to their closing price on the Official Segment of Euronext Amsterdam N.V. on March 22, 2002 of €0.55 per ordinary share. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances.

      The following unaudited pro forma consolidated financial information has been presented for illustrative purposes only and does not purport (a) to represent what Versatel’s results of operations or financial condition would have actually been had the exchange offer in fact occurred at the date or for the periods presented or (b) to project Versatel’s results of operations for any future period or Versatel’s financial condition for any future date. The unaudited pro forma income statement for the year ended December 31, 2001 does not include extraordinary and non-recurring items that are expected to arise upon the completion of this exchange offer. It is expected that an extraordinary gain of €459.3 million and a non-recurring additional interest expense of €207.9 million relating to the induced conversion of the convertible notes will arise as a result of this exchange offer. For further information, please see footnote 10. The issuance of up to 19,031,718 warrants for an equal number of ordinary shares to our shareholders concurrently with the completion of this exchange has not been reflected in the unaudited pro forma consolidated financial statements, since their effect would be anti-dilutive and the fair value of these warrants is not material.

      The following unaudited pro forma consolidated financial information should be read in conjunction with “Operating and Financial Review and Prospects”, “Capitalization” and the audited consolidated financial statements included in this prospectus.

VERSATEL TELECOM INTERNATIONAL N.V.

Unaudited pro forma consolidated balance

sheet as of December 31, 2001

(Amounts in thousands, except for share and per share amounts)

	As of December 31, 2001

	Actual	Adjustments(1)(2)		Pro Forma

	€	€		€
ASSETS
Current Assets:
Cash and marketable securities	722,105	(408,997	)(3)	313,108
Accounts receivable, net	68,884	—		68,884
Inventory	28,115	—		28,115
Unbilled revenues	11,078	—		11,078
Prepaid expenses and other	26,719	(2,777	)(4)	23,942

Total current assets	856,901	(411,774)		445,127
Fixed Assets:
Property, plant and equipment, net	814,240	—		814,240
Construction in progress	125,656	—		125,656

Total fixed assets	939,896	—		939,896
Capitalized finance costs, net	33,486	(33,151	)(5)	335
Other non-current assets	8,048	—		8,048
Goodwill, net	217,939	—		217,939

Total assets	2,056,270	(444,925)		1,611,345

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	118,651	(409	)(6)	118,242
Accrued liabilities	188,676	(43,779	)(7)	144,897
Unearned revenue	21,220	—		21,220
Current portion of capital lease obligations	1,080	—		1,080

Total current liabilities	329,627	(44,188)		285,439
Long-term deferred tax liability	—	167,991	(8)	167,991
Capital lease obligations, net of current portion	12,612	—		12,612
Long-term liabilities	11,850	—		11,850
Long-term debt	1,728,875	(1,711,586	)(9)	17,289

Total liabilities	2,082,964	(1,587,783)		495,181
Total shareholders’ equity	(26,694)	1,142,858	(10)	1,116,164

Total liabilities and shareholders’ equity	2,056,270	(444,925)		1,611,345

VERSATEL TELECOM INTERNATIONAL N.V.

Unaudited pro forma consolidated statements of operations

for the year ended December 31, 2001

(Amounts in thousands, except for per share amounts)

		Adjustments		Pro Forma
	For the	for the		for the
	Year Ended	Year Ended		Year Ended
	December 31,	December 31,		December 31,
	2001	2001(11)		2001

	€	€		€
Operating Revenue:	255,733	—		255,733
Operating Expenses:
Cost of revenues, excluding depreciation and amortization	154,399	—		154,399
Selling, general and administrative	165,614	—		165,614
Stock based compensation	5,695	—		5,695
Tax penalties	2,978	—		2,978
Restructuring expense	11,240	—		11,240
Depreciation and amortization	138,592	(952	)(12)	137,640

Total operating expenses	478,518	(952)		477,566
Operating loss	(222,785)	952		(221,833)
Other Income (Expenses):
Foreign currency exchange (losses) gains, net	(30,192)	33,165	(13)	2,973
Interest income	45,466	(18,521	) (14)	26,945
Interest expense	(184,103)	173,985	(15)	(10,118)
Result from investing activities	21	—		21

Total other expenses, net	(168,808)	188,629		19,821
Loss before income taxes, minority interest and extraordinary item	(391,593)	188,629		(202,012)

Credit from/(provision for) income taxes	—	—		—

Loss before minority interest and extraordinary item	(391,593)	188,629		(202,012)
Minority interest	—	—		—

Net loss before extraordinary item and non recurring items	(391,593)	188,629		(202,012)

Net loss per share (basic and diluted) before extraordinary item	(4.31)			(0.45)
Weighted average number of shares outstanding:
Basic and diluted	90,872	361,758	(10a)	452,630

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to unaudited pro forma consolidated financial information

(in thousands of euro, except for share and per share amounts)

1.	Represents adjustments made to give effect to the exchange offer as if it had occurred on December 31, 2001.

2.	Upon exchange of the notes for cash and shares we will realize a significant extraordinary gain. We believe that we will have sufficient current and future operating losses and other tax losses that could be used to offset the gain. We believe a successful financial restructuring, whether through the successful completion of this exchange offer or through a court approved plan, will not result in any net cash payments in respect of Netherlands corporate income tax at this time as a result of the available losses carry forward. See “Taxation — Netherlands Taxation of Noteholders”.

3.	Represents the following adjustments to cash and marketable securities:

Adjustment made to reflect the capital tax payable with respect to the issuance of the ordinary shares	(1,094)
Adjustment made to reflect the payment of transaction costs (€2,369 already paid in 2001)	(15,631)
Adjustment made to reflect the cash portion used to purchase the high yield notes(a)	(235,781)
Adjustment made to reflect the cash portion used to purchase the convertible notes(a)	(112,712)
Adjustment made to reflect the cash portion used to pay accrued interest on the high yield and convertible notes	(43,779)

(408,997)

(a)	This includes also the early tender payments.

4.	Represents the following adjustment to prepaid expense and other:

Adjustment to release the book value of the capitalized transaction costs	(2,777)

5.	Represents the following adjustment to capitalized finance costs:

Adjustment to release the book value of the finance costs incurred in connection with the issuance of the high yield and convertible notes	(33,151)

6.	Represents the following adjustment to accounts payable:

Adjustment to release the book value of the transaction costs included in accounts payable	(409)

7.	Represents the adjustment of € (43,779) made to reflect the cash portion used to pay accrued interest on the high yield and convertible notes.

8.	Represents the following adjustment made to reflect the long-term deferred tax liability:

Adjustment made to reflect the long-term deferred tax liability, taking into account the operating losses and other tax losses	167,991

9.	Represents the following adjustments to long-term debt:

Adjustment made to reflect the repurchase of the book value of the high yield notes	(1,009,811)
Adjustment made to reflect the repurchase of the book value of the convertible notes	(711,555)
Adjustment made to reflect the release of discounts on the high yield notes	9,780

(1,711,586)

10.	Represents the following adjustments to shareholders equity:

a)	Represents the following adjustments to ordinary shares:

	Shares	€

Adjustment representing the increase in issued and paid-in capital as the result of the issuance of ordinary shares offered to:
The high yield note holders	208,620,908	4,733
The convertible note holders	153,137,358	3,475

	361,758,266	8,208

b)	Represents the following adjustments to additional paid-in capital:

Adjustment to release the book value of the finance costs incurred in connection with the issuance of the convertible notes	(10,915)
Adjustment made to reflect the capital tax payable with respect to the issuance of the ordinary shares	(1,094)
Adjustment representing the difference between the fair value and the par value of the issuance of the ordinary shares issued to the high yield note holders	110,008
Adjustment representing the difference between the fair value and the par value of the ordinary shares issued upon conversion	785,316

883,315

c)	Represents the following adjustments to accumulated deficit:

Adjustment representing the extraordinary gain from purchasing the high yield notes	659,289
Adjustment to release the book value of the finance costs incurred in connection with the issuance of the high yield notes	(22,236)
Adjustment made to reflect the release of premiums and/or discounts on the high yield notes	(9,780)
Adjustment made to reflect the long-term deferred tax liability, taking into account the operating losses and other tax losses	(167,991)
Adjustment representing the fair value of the shares to be issued and the cash consideration in excess of the fair value of the shares issuable pursuant to the original conversion terms of the convertible notes and the transaction cost(a)	(207,947)

251,335

Total adjustments to shareholders’ equity(b)	1,142,858

(a)	As a result of Versatel offering an inducement related to the convertible notes the provisions of SFAS No. 84 “Induced Conversions of Convertible Debt” are applicable. Therefore, Versatel will be required to recognize an interest expense (non-recurring) equal to the fair value of the ordinary shares and the cash transferred in the transaction in excess of the fair value of the ordinary shares issuable pursuant to the original conversion terms. This amount is €189,947 plus transaction costs of €18,000.

(b)	As of December 31, 2001, 453.1 million ordinary shares would have been issued and outstanding on a pro forma basis.

11.	Represents adjustments made to give effect to the exchange offer as if it had occurred on January 1, 2001.

12.	Represents the following adjustment to reflect depreciation:

Adjustment to reverse the depreciation over the capitalized interest	(952)

13.	Represents the following adjustment made to reflect foreign currency exchange losses:

Adjustment to release the currency exchange losses incurred with respect to the principal amount of the senior U.S. dollar notes and the related interest accruals	33,165

14.	Represents the following adjustment to interest income:

Adjustment made to reflect the lower interest income resulting from the decrease in our cash balances as cash is used to purchase the high yield and convertible notes	(18,521)

15.	Represents the following adjustments to interest expense:

Adjustment made to reverse the interest expense related to the high yield and convertible notes	151,090
Adjustment made to reverse the amortization of capitalized issuance costs incurred in connection with the issuance of the high yield and convertible notes	6,311
Adjustment made to reverse the capitalized interest	(16,824)
Adjustment made to reverse the amortization of the premium and/or discounts and accreted interest relating to the high yield and convertible notes	33,408

173,985

USE OF PROCEEDS

      We will not receive any cash proceeds from the issuance of the ordinary shares offered in exchange for the notes. If all warrants issued to our shareholders concurrently with this exchange offer are exercised, we will receive proceeds of €28.5 million, which we will use for general corporate purposes. We will pay all expenses in connection with the exchange offer.

CAPITALIZATION

      The following table sets forth our historical cash position and capitalization as of December 31, 2001. The information set forth in the following table should be read in conjunction with our financial statements included elsewhere in this prospectus. The pro forma column gives effect to the exchange offer assuming that 99% in initial principal amount of notes outstanding as of December 31, 2001 are tendered in the exchange offer during the early tender period and accepted. As a result, the pro forma column gives effect to the issuance of 361.8 million shares and a reduction in cash of €409.0 million (including €348.5 million to pay the cash portion of the exchange offer and the early tender payment, assuming all holders are entitled to receive such early tender payment, but excluding the accrued interest payable). All U.S. dollar amounts have been translated to euro based on an exchange rate of $0.8901 per €1.00, the noon buying rate on December 31, 2001.

	As of December 31, 2001

	Actual	Adjustments	Pro Forma

	€	€	€

	(in thousands, except for share and per
	share amounts)
Cash, cash equivalents and marketable securities	722,105	(408,997)	313,108

Current maturities of long term debt	1,080	—	1,080
Notes:
$225,000,000 13 1/4% senior notes due 2008	240,391	(237,987)	2,404
$150,000,000 13 1/4% senior notes due 2008	163,220	(161,588)	1,632
$180,000,000 11 7/8% senior notes due 2009	197,761	(195,783)	1,978
€120,000,000 11 7/8% senior notes due 2009	112,379	(111,255)	1,124
€300,000,000 11 1/4% senior notes due 2010	296,382	(293,418)	2,964
€300,000,000 4% senior convertible notes due 2004	329,106	(325,815)	3,291
€360,000,000 4% senior convertible notes due 2005	389,636	(385,740)	3,896

Total notes	1,728,875	(1,711,586)	17,289
Capital lease obligations, net of current portion	12,612	—	12,612
Long-term debt (less current portion)	11,850	—	11,850

Total debt	1,754,417	(1,711,586)	42,831
Total shareholders’ equity	(26,694)	(1,142,858)	1,116,164
Total capitalization	1,727,723	(568,728)	1,158,995

      There has been no material change in our capitalization since December 31, 2001, other than our continuing operating losses and the possible impairment of goodwill upon the adoption of SFAS No. 142.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

      We are a competitive communications network operator and a leading alternative to the former monopoly telecommunications carriers in our target market of the Benelux and northwest Germany. Our objective is to become the leading fully integrated alternative provider of local access, facilities-based broadband services, including voice, data and Internet services, to business customers in our target market. We provide high-quality, competitively priced telecommunications, data and Internet services to three targeted market segments:

•	Direct Access Services — high bandwidth business and residential telecommunications subscribers that are directly connected to our network either through our own fiber, DSL technology, other copper access technologies or leased lines.

•	Indirect Access Services — business and residential telecommunications subscribers that are indirectly connected to our network through carrier preselection or our “1611” carrier select code.

•	Carrier Services — other telecommunications, data and Internet service providers.

      In addition to our core business of providing broadband services to business customers in the Benelux and northwest Germany, we operate Zon, our residential Internet service provider, to participate in the growing market for consumer Internet services in The Netherlands.

      Our growth is driven by our focus on providing bundled broadband services to business customers. Historically, we have focused on providing services to small- and medium-sized businesses. However, as we continue to expand our service offering and local access network we are also able to provide services to larger businesses with more sophisticated service requirements, such as the GAK Group and Achmea. We continually strive to develop new products and services, which we are able to provide to both existing and new customers. We believe providing a bundled service offering comprised of voice and Internet access over DSL technology will be crucial to increasing our market share in the small- and medium-sized business market. Another key component of our historic growth was our expansion into northwest Germany which significantly expanded our addressable market. A further key component of our growth is the continued development of our network. We have invested in developing a dense network in our target markets which allows us to rapidly connect customers to our network and to provide multiple services through a single connection. Currently, we focus on connecting customers to our network primarily through our own fiber, DSL technology, other copper access technologies and leased lines. However, we will continue to evaluate other opportunities. Once a customer is connected to our network, we can generally expand services to such customer without incurring substantial additional investment costs.

      As we have developed our operations, we have incurred substantial losses. We anticipate that net losses will continue to be significant. We have incurred substantial losses both as a result of our operating expenses and expenses related to our outstanding indebtedness. Our operating expenses are comprised primarily of the leasing of access and transmission capacity, originating and terminating costs for voice traffic, selling, general and administrative expenses related to the expansion of our business and increasing depreciation and amortization costs associated with the continuing build-out of our network. We have incurred substantial interest expenses associated with our outstanding debt and foreign exchange losses as a result of currency fluctuations between the euro and U.S. dollar as a result of our U.S. dollar denominated indebtedness. Fluctuations between the U.S. dollar and the euro may continue to adversely affect our results to the extent that we continue to have U.S. dollar denominated indebtedness.

      During 2001, we announced two restructurings to create operational synergies as a result of our increased scale of operations. In March of 2001, we announced the first restructuring plan for our operations in The Netherlands and Germany. Under the plan, we identified approximately 300 employees to be terminated. Additionally, in September 2001, we identified approximately 100 employees to be terminated in Belgium as part of the second restructuring plan.

      In total, Versatel recognized a charge of €11.2 million in 2001 to cover employee termination costs and other restructuring costs. Total annual savings in sales, general and administrative expenses from the announced restructurings are estimated to be approximately €21.2 million, with €8.9 million of such savings realized in 2001. As of December 31, 2001, €7.9 million of the €11.2 restructuring reserve has been paid and a total of 413 Versatel employees have been terminated. We expect to use the remaining portion of the restructuring reserve to cover employee termination costs and other restructuring costs for payments by the end of 2002.

      Our operational metrics are summarized in the following table:

Operational Metrics

	December 31,	March 31,	June 30,	September 30,	December 31,
	2000	2001	2001	2001	2001

Operating Statistics
Internet Minutes Carried (in mm(1))	1,965	735	691	703	2,901
Direct Access Fiber Customers	413	585	692	745	796
MDF/DSL Business Customers	4,648	5,950	7,253	8,592	9,656
Network Operational
Switches:
Benelux	5	5	5	5	5
Germany	7	7	9	9	9
POP’s:
Benelux	26	27	32	32	32
Germany	72	80	82	82	82
Km of Ducts constructed:
Benelux	2,029	2,029	2,029	2,029	2,029
Germany	470	530	790	813	813
Km of Fiber installed:
Benelux	1,829	1,829	1,829	1,829	1,829
Germany	2,999	3,072	3,114	3,137	3,149
Broadband Local Access Network
Business Park Rings
Benelux	44	45	50	53	60
Germany	—	—	—	—	—
City Rings
Benelux	21	22	26	27	26
Germany	2	2	2	2	2
Near Overlay Sections
Benelux	61	67	69	69	76
Germany	N/A	N/A	N/A	N/A	N/A
Buildings Connected (Own Fiber Only)
Netherlands	415	579	719	825	832
Belgium	112	142	189	226	276
Carrier Services(2)	90	131	177	204	94
MDF (NL)	130	139	143	152	152
Germany	232	260	315	387	463

Total	979	1,251	1,543	1,794	1,817
Central offices (MDF’s) Operational
Benelux	53	75	85	105	126
Germany	111	160	202	249	274

	December 31,	March 31,	June 30,	September 30,	December 31,
	2000	2001	2001	2001	2001

Km of local access Fiber
Benelux	925	960	1,137	1,473	1,554
Germany	646	663	663	733	733
Direct Access Voice Grade Equivalent Lines in Service(3)
Benelux	11,190	14,730	17,910	21,630	23,580
Germany	90,050	112,227	138,111	160,675	175,255

(1)	The numbers per December 31, 2000 and 2001 are for the full year, March 31, June 30 and September 30, 2001 numbers are only for the quarter.

(2)	The total number of Carrier Services buildings as of December 31, 2001 has decreased due to a re-classification of central office buildings connected for third parties where we also built fiber connections for our own use.

(3)	Includes direct access fiber, radio and central office customers only.

Information about Contractural Cash Payments

      The table below shows our contractural and commercial commitments as of December 31, 2001:

		Less than	2-3	4-5	Over 5
Contractural obligations	Total	1 year	years	years	years

Senior Debt	1,728,875	—	718,742	—	1,010,133
Capital lease obligations	18,407	2,851	4,940	4,178	6,438
Committed capital expenditures	20,200	20,200	—	—	—
Rent and operating lease commitments	93,788	15,263	26,530	18,392	33,603

Total contractural cash obligations	1,861,270	38,314	750,212	22,570	1,050,174

      Senior debt obligations relates to our high yield and convertible notes, as described in Note 11 on page F-23 of the financial statements annexed hereto.

      Capital lease obligations relates primarily to leases of telecommunications network and equipment, as described in Note 9 on page F-21 of the financial statements annexed hereto.

      Committed capital expenditures obligations are further described in Note 24 on page F-34 of the financial statements annexed hereto.

      Rent and operating lease commitments are further described in Note 23 on page F-34 of the financial statements annexed hereto.

Critical accounting policies

      The discussion and analysis of our operating results and financial condition are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis management evaluates its estimates and judgments, including those related to impairment of long lived assets, deferred tax assets and pending disputes and litigation. Management bases its estimates on current information, historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recognition of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or circumstances.

      We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Impairment of long lived assets

      Versatel reviews its long lived assets and intangibles for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable in accordance with Statement of Financial Accounting Standard (“SFAS”) 121. This review is done by comparing expected future undiscounted cash flows without interest costs to the carrying amount of the group of assets under review. The estimation period of the undiscounted cash flows without interest is based on the estimated useful life of the critical asset of the group of assets under review. If the future undiscounted cash flows without interest costs or the estimated useful life of the critical asset are less favourable, assets may be impaired.

Income taxes/ Deferred tax assets

      Versatel accounts for income taxes under the asset and liability method. Based on this accounting principle Versatel has provided a full valuation allowance related to its substantial deferred tax asset. In the future if sufficient evidence of Versatel’s ability to generate sufficient future taxable income in certain tax jurisdictions become apparent, Versatel may be required to reduce its valuation allowances, resulting in income tax benefits in Versatel’s consolidated statement of operations.

Allowances for disputes and litigation

      Versatel’s current estimated range of liability related to some of the pending disputes with suppliers and customers and related to litigation is based on claims for which management can estimate the amount and range of loss. We have recorded the minimum estimated liability related to those disputes and claims, when there is a range of loss. Because of the uncertainties related to both the amount and range of loss on the remaining pending disputes and litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavourable outcome. As additional information becomes available we will assess the potential liability related to our pending disputes and litigation and revise our estimates. Such revisions in our estimates could impact our results of operations and financial position.

Non-monetary transactions

      Based on Versatel’s business plan certain assets have been categorized as assets held for sale within fixed assets. For the years ended December 31, 2001 and 2000, respectively, approximately €23.0 million and €4.8 million of Versatel’s revenues were derived from customers from which Versatel also purchased assets for use in its own network. The assets purchased have been recorded as purchases of property, plant and equipment and include the international fiber and capacity that Versatel required to complete its international network. The gains realized on these transactions in 2001 and 2000 amounted to €18.7 million and €4.0 million, respectively. For these revenues, we applied our accounting principle for non-monetary transactions. These transactions are not reflected in the consolidated statements of cash flows. Taking the non-monetary transactions of 2001 into consideration the gross capital expenditures amounted to €274.9 million. Please see note 2(m) to our financial statements on page F-17 for more information.

Recently issued accounting standards

      Reference is made to note 2(n) to our financial statements on page F-17 for recently issued accounting standards.

Off-balance sheet arrangements

      Versatel does not carry any off-balance sheet arrangements other than those commitments in connection with the rollout of capital expenditures relating to customer connections and network build, which are not material in amount, and an arrangement with the former shareholders of Komtel for the purchase of the remaining 18% interest in Komtel at a value of €13.9 million.

Revenues

      Generally, our services can be characterized as voice, data and Internet services. As such, we derive our revenues from both minutes of communications traffic carried by our network which are variable by customer from period to period (generally voice), and fixed monthly fees for services provided to our customers (generally Internet and data). We allocate our revenues to the period in which the traffic was generated. The composition of our customer base, service offerings and geographical focus has continued to evolve as a result of the further development of our network, acquisitions, including Svianed, Versatel Deutschland (formerly known as VEW Telnet) and Komtel, and the expansion of our product offering. As a result, we have significantly increased the portion of our revenues generated from fixed monthly fees, expanded our geographical focus to include northwest Germany and expanded our customer base to include larger customers.

      Historically, we have priced our variable communications services (voice) at a discount to the local PTTs and expect to continue this pricing strategy as we expand our operations. In general, prices for communications services have decreased over the last several years, both for voice traffic as well as for data and Internet services. In The Netherlands, KPN Telecom has reduced its price per minute of telecommunications traffic from time to time in recent years, however in December 2001, KPN raised its prices per minute of telecommunications traffic. In Belgium, Belgacom introduced several discount programs for selected customer groups, which we subsequently matched. In Germany, we have experienced similar levels of price reductions, which we have matched. These reductions are expected to have an adverse impact on margins in the near term as we have responded by reducing our prices. In addition, the introduction of the euro has made pricing more transparent in the European telecommunications market, which may lead to further competition and price decreases. Our data and Internet services continue to be priced at competitive market levels, but are less influenced by the pricing power of the incumbent operators.

      A substantial portion of our revenues is attributable to fixed monthly fees, primarily through the provision of data and Internet services such as Internet connectivity, local area network to local area network (“LAN-to-LAN”) Interconnect services and Internet web-hosting. For the year ended December 31, 2001, 50.6% of our revenues were generated from the provision of data and Internet services. Our variable revenues are generated by minutes of communications billed for voice telephony services originated by our customers, terminating voice telephony traffic to customers directly connected with our network and the termination of dial-up Internet traffic onto our network for both Zon and other Internet service providers. Our consumer Internet division generates revenues from the termination of minutes of traffic onto our network as described above, selling advertising on our portals and to a lesser extent receiving a percentage of some of the e-commerce revenue generated by our subscribers. We also recently began providing broadband Internet access to Zon’s customers through DSL technology for a fixed monthly fee.

      In addition, a substantial portion of our revenues is attributable to customers directly connected to our network (commonly referred to as “on-net” revenues) using our own fiber, DSL technology, other copper access technologies or leased lines. For the year ended December 31, 2001, €157.8 million of our revenue was generated from customers directly connected to our network.

      In March 2000, we acquired Komtel in Germany. Komtel’s activities include certain premium dial-in services. For these services, Versatel collects per minute fees from Deutsche Telekom and then passes a portion of these fees on to a local content provider. As of April 1, 2001, we report these fees on a net basis, whereby reported revenues only include that portion of the fees from Deutsche Telekom that are not passed on to a local content provider. Until March 31, 2001, we accounted for these services on a gross basis and recognized as revenue all fee amounts received because we determined that it was not materially different than if reported on a net basis and there was no impact on operating loss, loss before income taxes and net loss (after taxes).

      We believe gross billings are an important indicator of the volume of these premium dial-in services and assist comparability to prior periods. Accordingly, this document also discusses the level of gross billings for all periods presented and the cost relating to gross billings which includes the costs passed on to local content providers. References herein to gross billings include all our revenues, plus fee amounts passed on to local content providers for the premium dial-in services offered by Komtel.

      Based on Versatel’s business plan, certain assets have been categorized as assets held for sale within fixed assets. For the years ended December 31, 2001 and 2000 approximately €23.0 million and €4.8 million, respectively, of Versatel’s revenues were derived from customers from which Versatel also purchased assets for use in its own network. The assets purchased have been recorded as purchases of property, plant and equipment and include the international fiber and capacity that Versatel required to complete its international network. The gains realized on these transactions in 2001 and 2000 amounted to €18.7 million and €4.0 million, respectively. For these revenues, we applied our accounting principle for non-monetary transactions. These transactions are not reflected in the consolidated statements of cash flows. Taking the non-monetary transactions of 2001 into consideration the gross capital expenditures amounted to €274.9 million.

      The following table sets forth the total revenues attributable to our operations for the years ended December 31, 1999, 2000 and 2001.

	Years Ended December 31,

	1999	2000	2001

	(euro in thousands)
Revenues
Business customers
Voice	31,695	70,833	95,551
Data	14,109	25,909	45,616
Internet	4,942	26,378	38,109
Residential customers
Voice	405	9,012	13,776
Internet	286	11,650	13,530
Carrier Services customers
Voice(1)	5,194	18,098	16,985
Data	1,906	10,982	9,165
Other(2)	—	8,607	23,001

Total(3)	58,537	181,469	255,733

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings from voice services to carrier services customers (including all fee amounts received for the premium dial-in services offered by Komtel) for the year ended December 31, 2001 amounted to €35.6 million.

(2)	Other sales consists of asset sales of telecommunications infrastructure.

(3)	Total gross billings for the year ended December 31, 2001 amounted to €274.4 million.

Geographical focus

      We generate revenues in The Netherlands, Belgium and Germany. The geographical composition of our revenues for the years ended December 31, 1999, 2000 and 2001 was as follows:

	Years Ended December 31,

	1999	2000	2001

	(euro in thousands)
Revenues
The Netherlands	52,323	105,939	159,241
Belgium	4,417	21,634	35,050
Germany(1)	1,797	53,896	61,442

Total(2)	58,537	181,469	255,733

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the year ended December 31, 2001 amounted to €80.1 million.

(2)	Total gross billings for the year ended December 31, 2001 amounted to €274.4 million.

Customers

      Historically, we generated our revenues from small- and medium-sized business customers. Beginning in 1999, we started to generate revenues from larger customers, such as the GAK Group, which represented 4.7% of our revenues for the year ended December 31, 2001 and 6.7% of our revenues for the year ended December 31, 2000. We have extended a portion of the GAK contract until May of 2003 and the remainder of the contract until the end of 2003. Another large customer that we obtained through a similar bidding process is Achmea, from which we began to generate revenues in the last quarter of 2001. Although we continue to participate in such bidding processes and believe we are well positioned to be awarded such contracts as a result of our network and service offerings, it has been more difficult to compete in such processes due to the current concern of many potential customers regarding our funding position. Also, we believe the general weakness in the economy could delay the decision making process for potential customers seeking communications services, as well as the timing of upgrades for existing customers.

      We will continue to focus on securing and provisioning customers that can be directly connected to our network utilizing our own fiber, DSL technology, other copper-based access technologies or leased lines. We believe these customers represent a long term asset and provide the best economic return on our dense local access network. However, as we begin to focus on more complex connections such as Achmea’s IP-VPN network, we expect a slow down in the growth of the number of our fiber connections. Also, with the recent introduction of Integrated Services Digital Network (“ISDN”) voice and dedicated Internet services over DSL to the business community in The Netherlands, we expect an increase in the number of customers we provision over DSL technology.

      Historically, in the Benelux, Versatel has approached the residential voice market by providing carrier services such as carrier select hosting to resellers, who themselves target the residential voice market. Recently, we have limited the services we provide to other telecommunications service providers who solely focus on the voice resale market. This is as a result of recent financial difficulties experienced by certain of these service providers. Also, in The Netherlands, Versatel offers Internet services directly to the residential Internet market through Zon. In Germany, we believe market dynamics, including the high penetration of ISDN services, justify offering services directly to the residential market in select situations. As a result, our German operations service residential customers, which has resulted in a substantial increase in our residential customer base.

      As our network has expanded, we have expanded our ability to provide other carriers with telecommunications services which will maximize the use of our network. We actively monitor our credit exposure to other carriers and we have actively taken steps to reduce this risk in the past. We currently provide services such as leased lines, transmission, IP uplink, co-location services and voice origination to other service providers such as COLT Telecom and Worldcom. Also, we believe that the decision of many other carriers to scale back their operations, or even leave our market, will have a negative impact on our revenues from other carriers in the forseeable future.

      As a result of our continued growth, our total number of business customers was more than 75,000 as of December 31, 2001. The following table sets forth the total number of customers for our services, for the years ended December 31, 1999, 2000 and 2001.

	Years Ended December 31,

	1999	2000	2001

	(at period end)
Customers(1)
Business
Benelux
Direct	119	589	3,713
Indirect	11,303	23,881	23,653
Web-hosting	10,535	21,707	30,100
Germany
Direct	522	4,472	6,739
Indirect	3,899	7,962	11,347
Residential	1,533	35,382	48,364
Carrier Services	45	146	104

(1)	Excluding Zon subscribers.

     The number of registered subscribers to Zon, our residential Internet Service Provider, has increased to 1,436,000 on December 31, 2001 from 968,000 on December 31, 2000.

Cost of Revenues

      Our costs of revenues are comprised of fixed network costs and variable costs associated with the origination and termination of minutes of communication traffic. To date, our fixed network costs have primarily consisted of leased lines for sections of our backbone network, leased lines for directly connecting customers to our network, fees to other Internet service providers for the termination of Internet traffic, interconnection charges, and subscription charges. Origination and termination costs represent the cost of carrying minutes of communication traffic from our customers to our network and from our network to the final destination, respectively.

      We are experiencing a reduction in the costs associated with leased lines as we replace leased lines with our own local access and backbone network. However, we will continue to deploy leased lines to directly connect customers to our network in order either to accelerate such customer’s connection to our network, in which case we will replace the leased line with our own fiber; to connect a customer with transaction volumes that do not justify the investment cost associated with a direct connection on our own fiber; or, to connect a customer that is located too far from our network infrastructure to economically justify a direct connection with our own fiber.

      As a percentage of revenue, we expect fixed network costs in the long run to decline due to the continuing build out of our local access network, technological improvements, further liberalization of the European telecommunications market and increased availability of transmission capacity.

      We have experienced a decline in the variable costs associated with minutes of communications traffic on a per minute basis for several factors, including: (a) the incremental build out of our network, which increases the number of points we interconnect with the PTTs and the number of carriers with which we interconnect, (b) the increase of minutes we originate and terminate, which leads to higher volume discounts available to us, (c) more rigorous implementation of the European Community directives requiring cost-based termination rates and leased line rates and (d) the emergence of new telecommunication service providers and the construction of new transmission facilities, which results in increased competition. However, there can be no assurance that the trend of decreasing variable costs will continue. If reductions in variable costs do not in fact outpace reductions in variable revenues, we may experience a substantial reduction in our margins on minutes of communication traffic which, absent a significant increase in billable minutes of traffic carried, increased charges for other services, or a shift in the mix of subscription and variable revenues to more subscription revenues, would have a material adverse effect on our business and financial results.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses are comprised primarily of salaries, employee benefits, office and administrative expenses, professional and consulting fees and marketing costs for both our core business and our consumer Internet business. These expenses have increased as we have developed and expanded our operations. We expect selling, general and administrative expenses both on an absolute basis and as a percentage of revenue to decrease from the levels in 2001. Due to our restructurings announced in 2001, we expect to realize total annual savings in selling, general and administrative expenses of approximately €21.2 million, with €8.9 million of such savings realized in 2001. Although we will continue to seek additional synergies in our operations, we cannot predict the timing of any savings, if any, that may be achieved by such efforts.

Adjusted EBITDA

      Versatel’s Adjusted EBITDA consists of earnings (loss) before interest expense, interest income, income taxes, depreciation and amortization, stock based compensation, tax penalties, restructuring expense, extraordinary items, results from investing activities and foreign exchange gain (loss).

      Adjusted EBITDA is included because management believes it is a useful indicator of a company’s ability to incur and service debt. Adjusted EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statements of operations or cash flow data computed in accordance with U.S. GAAP or as a measure of our results of operations or liquidity. Because all companies do not calculate Adjusted EBITDA or EBITDA identically, the presentation of Adjusted EBITDA contained herein may not be comparable to other similarly titled measures of other companies. Due to the integrated nature of Versatel’s activities a meaningful breakdown of the Adjusted EBITDA between services or per customer type is not presented here.

      Management allocates both network services and corporate overhead costs to The Netherlands because the Versatel’s headquarters, including the network operating center, are located at Versatel’s main office in Amsterdam, The Netherlands.

      Versatel’s consolidated Adjusted EBITDA and total consolidated EBITDA presented on a geographical basis is divided as follows:

	Years Ended December 31,

	1999	2000	2001

	(euro in thousands)
The Netherlands	(47,275)	(81,426)	(12,764)
Belgium	(9,165)	(19,183)	(24,283)
Germany	(930)	(57,847)	(27,233)

Total Consolidated Adjusted EBITDA	(57,370)	(158,456)	(64,280)

Stock based compensation	(12,557)	(7,034)	(5,695)
Tax penalties	—	—	(2,978)
Restructuring expense	—	—	(11,240)

Total Consolidated EBITDA	(69,927)	(165,490)	(84,193)

Depreciation and Amortization

      We capitalize and depreciate our fixed assets, including switching and transmission equipment, routers, fiber optic cable and rights of use, over periods ranging from three to 30 years taking residual values into account. Historically, we have capitalized and amortized the cost of installing dialers and other equipment at customer sites. The development of our network, including construction, indefeasible rights of use, and equipment, will require capital expenditures resulting in larger depreciation charges in the future. In addition, the goodwill associated with our acquisitions will account for a substantial portion of our depreciation and amortization charge. We capitalize interest charges for the costs related to that portion of our network which is under construction, which among other things consists of overlay sections, network equipment, and city rings, using the average interest rate of our outstanding debt. In addition, self-manufactured assets include all direct expenses incurred (e.g., work contracted out, direct labor and material cost). Indirect expenses which can be attributed to this activity (e.g., finance expenses) are also capitalized.

Foreign Exchange

      A significant portion of our indebtedness is denominated in U.S. dollars, but our revenues are generated and costs incurred almost entirely in countries that have adopted the euro. We are therefore exposed to fluctuations in the U.S. dollar and the euro, which may result in foreign exchange gains and/or losses, and our ability to pay interest and principal due on our indebtedness will be affected by changes in the exchange rate between the U.S. dollar and the euro. A number of equipment purchases and consultancy activities are billed to us in currencies other than euro. The euro weakened by 6.0% in 2001 from $0.9465 per €1.00 on January 1, 2001, to $0.8901 per €1.00 on December 31, 2001. The completion of the exchange offer would significantly reduce our foreign exchange exposure as a result of the retirement of almost all of our U.S. dollar denominated senior notes.

Results of Operations

For the year ended December 31, 2001 compared to the year ended December 31, 2000

      Revenues increased by €74.2 million to €255.7 million for the year ended December 31, 2001 from €181.5 million for the year ended December 31, 2000, representing an increase of 41%. Gross billings increased by € 92.9 million to €274.4 million for the year ended December 31, 2001 from €181.5 million for the year ended December 31, 2000, representing an increase of 51%. This increase is due to autonomous growth and the full year consolidation of our acquisitions of Komtel in Germany and Klavertel N.V. and its wholly owned subsidiaries Compath and MDDI in Belgium. In contrast, for the year ended December 31, 2000, these acquisitions were consolidated for nine months, beginning in second quarter of 2000. New revenues were generated primarily through the connection of new customers, the provision of additional voice, data and Internet services to existing customers in The Netherlands, Belgium, and Germany, and an increase in carrier services sales. Included in the revenues for the year ended December 31, 2001 are sales from Komtel of € 36.6 million compared to €27.7 million for the year ended December 31, 2000. In 2001 we did not recognize €1.3 million of revenue from a financially troubled voice reseller due to the unlikely recovery of payment.

      Included in the revenues are data and Internet service revenues amounting to €106.4 million for the year ended December 31, 2001 up from €74.9 million for the year ended December 31, 2000, representing an increase of 42.1%. Our voice revenues increased to €126.3 million for the year ended December 31, 2001, from €97.9 million in the year ended December 31, 2000. Gross voice billings increased by €47.1 million to €145.0 million for the year ended December 31, 2001, up from €97.9 million for the year ended December 31, 2001, representing an increase of 48.1%.

      In addition, approximately €23.0 million of Versatel’s revenues for the year ended December 31, 2001 and €4.8 million of Versatel’s revenues for the year ended December 31, 2000 were derived from customers from which Versatel also purchased assets for use in its own network. The assets purchased have been recorded as purchases of property, plant and equipment and include the international fiber and capacity that Versatel required to complete its international network. The gains realized on these transactions in 2001 and

2000 amounted to €18.7 million and €4.0 million respectively. For these revenues, we applied our accounting principle for non-monetary transactions.

      In Germany, gross billings were €80.1 million for the year ended December 31, 2001 compared to €53.9 million for the year ended December 31, 2000 (Komtel was consolidated as of the second quarter of 2000). Komtel had gross billings of €55.3 million for the year ended December 31, 2001 compared to €27.7 million for the year ended December 31, 2000. Versatel Deutschland (formerly known as VEW Telnet) had revenues of €24.8 million for the year ended December 31, 2001 compared to €26.2 million for the year ended December 31, 2000.

      Our total number of business customers increased to more than 75,000 as of December 31, 2001. As of December 31, 2001, Zon had more than 1,436,000 subscribers in The Netherlands.

      Cost of revenues increased by €20.8 million to €154.4 million for the year ended December 31, 2001 from €133.6 million for the year ended December 31, 2000. Costs relating to gross billings increased by €39.5 million to €173.1 million for the year ended December 31, 2001 from €133.6 million for the year ended December 31, 2000, representing an increase of 29.6%, primarily reflecting an increase in billable minutes, purchases of increased interconnect capacity, additional leased lines to central office facilities and Internet termination charges. Our acquisition of Komtel in Germany added €24.7 million to cost of revenues for the year 2001 and €11.8 million for the year 2000 and our acquisition of Klavertel and its wholly owned subsidiaries, Compath, Keys-Tone and MMDI in Belgium added €3.9 million for the year 2001 and €3.2 million for the year 2000.

      However, our cost of revenues were positively impacted by a relative reduction in our dependency on leased lines to connect our customers directly on to our backbone network.

      Selling, general and administrative expenses excluding non-recurring expenses relating to stock based compensation, tax penalties and restructuring expenses decreased by €40.8 million to €165.6 million for the year ended December 31, 2001 from €206.4 million for the year ended December 31, 2000, representing a decrease of 19.8%. Excluded in these expenses are non-recurring expenses relating to restructurings of €11.2 million, a non-cash charge of €5.7 million related to the issuance of employee stock options and a non-recurring tax penalty payment of €3.0 million as a result of a settlement with the Dutch authorities. This primarily resulted from a decrease in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel and additional facilities cost.

      Depreciation and amortization expenses increased by €47.1 million to €138.6 million for the year ended December 31, 2001 from €91.5 million for the year ended December 31, 2000. Depreciation of fixed assets increased to €110.3 million for the year ended December 31, 2001 from €64.9 million for the year ended December 31, 2000. This increase was primarily related to depreciation resulting from capital expenditures incurred in connection with the expansion of our network, an increase in the number of buildings connected to our network, the purchase of computer equipment and office furniture. Included in these expenses is a non-recurring charge of €1.3 million for the write-off of our dialers in our Belgian operation as a result of the introduction of carrier pre-select. Also included is the amortization of goodwill of €28.3 million for the year ended December 31, 2001 and €26.7 million for the year ended December 31, 2000. In addition, property and equipment include assets held for sale of €59.0 million and €47.1 million as of December 31, 2001 and 2000 respectively, which are not depreciated. These assets held for sale consist of ducts on specific routes in our network that we build with the intention to sell to other carriers.

      Currency exchange losses, net, decreased by €2.5 million to €30.2 million for the year ended December 31, 2001, from a loss of €32.7 million for the year ended December 31, 2000. The decrease can primarily be attributed to a decrease in the devaluation of the euro to the dollar by 6% in 2001 from $0.94 per €1.00 as of December 31, 2000 to $0.89 per €1.00 as of December 31, 2001, compared to a decrease of 9% in 2000.

      Interest income decreased by €12.1 million to €45.5 million for the year ended December 31, 2001, from €57.6 million for the year ended December 31, 2000. This decrease was primarily a result of our lower cash balance.

      Interest expense increased by €15.3 million to €184.1 million for the year ended December 31, 2001, from €168.8 million for the year ended December 31, 2000. This increase is primarily related to the additional interest expense as a result of our debt offerings in March 2000.

      Result from investing activities increased by €3.1 million from a loss of €3.1 million for year ended December 31, 2000, to nil for the year ended December 31, 2001. In 2001 we realized a book gain of €0.1 million on the sale of Keys-Tone in Belgium, while we took an impairment on our investment in Bornet in Germany of €0.1 million. The €3.1 million loss in 2000 resulted from the application of the equity accounting method of our investment in Versapoint of €9.1 million whilst we realized a profit with the sale of Telebel in Germany for €4.1 million, and a profit with the sale of Speedport for €1.9 million.

      Extraordinary Item amounted to €13.0 million for the year ended December 31, 2001. During the year period ended December 31, 2001, Versatel repurchased in the open market €22.1 million in principal amount outstanding of its long-term debt securities utilizing cash from its existing cash balances. We entered into these transactions in an effort to retire a portion of the debt securities that were trading at distressed levels.

For the year ended December 31, 2000 compared to the year ended December 31, 1999

      Revenues increased by €123.0 million to €181.5 million for the year ended December 31, 2000 from €58.5 million for the year ended December 31, 1999, representing an increase of 210%. The growth in revenues resulted primarily from the acquisitions of Svianed, VEW Telnet and Komtel, the addition of new customers, the provision of additional data and Internet services in The Netherlands, Belgium and Germany, and an increase in carrier services. Versatel acquired Svianed on June 1, 1999 and VEW Telnet on December 1, 1999. Included in the revenues for 2000 are revenues from Svianed of €26.7 million for the full year (€18.8 million in 1999 for the seven months), and from VEW Telnet of €26.2 million for the full year (€1.8 million in 1999 for one month). Included in the revenues for the year ended December 31, 2000 are revenues of Klavertel N.V. and its wholly owned subsidiaries Compath, Keys-Tone and MMDI (acquired on June 9, 2000) of €3.7 million and Komtel GmbH (acquired March 24, 2000) of €27.7 million. We also made one-time sales of excess duct capacity of €8.6 million during 2000.

      Included in the revenues are data and Internet service revenues amounting to €74.9 million for the year ended December 31, 2000 up from €21.2 million for the year ended December 31, 1999, representing an increase of 253.3%. The per minute revenue of voice telecommunications has been negatively impacted by frequent price reductions resulting from competitive pressures. However, these per minute declines have been more than offset by an increase in billable minutes. As a result, our voice revenues increased by 163% to €97.9 million in 2000 from €37.3 million in 1999.

      Our total number of business customers increased to more than 58,000 as of December 31, 2000. As of December 31, 2000, Zon had more than 968,000 registered subscribers in The Netherlands.

      Cost of revenues increased by €87.9 million to €133.6 million for the year ended December 31, 2000 from €45.7 million for the year ended December 31, 1999, an increase of 192%, primarily reflecting an increase in billable minutes, purchases of increased interconnect capacity, additional leased lines to co-location facilities and Internet termination charges. Our acquisitions of Klavertel N.V. and its wholly owned subsidiaries, Compath N.V., Keys-Tone N.V. and MMDI N.V. in Belgium and Komtel GmbH in Germany added €3.2 million and €11.8 million, respectively, to cost of revenues for the period.

      Included in the cost of revenues are non-recurring expenses of approximately €8.0 million related to interconnect charges for the consumer Internet service of Sonne in Germany. Our flat fee consumer Internet service in Germany has been terminated and all charges associated with terminating these services have been recognized as cost of revenues.

      Our cost of revenues have also been negatively impacted as Dutch mobile phone operators have instituted call-blocking to prevent us from utilizing lower international terminating alternatives compared to their higher cost termination charges for fixed to mobile communications minutes.

      However, our cost of revenues were positively impacted by a relative reduction in our dependency on leased lines to connect our customers directly on to our backbone network.

      Selling, general and administrative expenses increased by €130.6 million to €213.4 million for the year ended December 31, 2000 from €82.8 million for the year ended December 31, 1999, representing an increase of 157.7%. This primarily resulted from an increase in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, additional facilities cost, expenses related to the expansion of our Belgium operations and additional expenses as a result of the acquisitions of Svianed, VEW Telnet and Komtel.

      Included in these expenses are a non-cash charge of €7.0 million related to the issuance of employee stock options, non-recurring charges for a restructuring provision of €5.0 million and a write-off of future marketing, advertising and related costs amounting to €10.0 as a result of the suspension of our flat fee consumer Internet service in Germany.

      Depreciation and amortization expenses increased by €65.1 million to €91.5 million for the year ended December 31, 2000 from €26.4 million for the year ended December 31, 1999. This increase was primarily related to depreciation resulting from capital expenditures incurred in connection with the expansion of our network, an increase in the number of buildings connected to our network, an increase in the number of dialers installed, the purchase of computer equipment and office furniture. Also included is the amortization of goodwill of €26.7 million.

      Currency exchange losses, net, decreased by €11.0 million to €32.7 million for the year ended December 31, 2000, from a loss of €43.7 million for the year ended December 31, 1999. The decrease can primarily be attributed to a decrease in the devaluation of the euro to the dollar by 9% from $1.02 per €1.00 to $0.94 per €1.00 in 2000, compared to a decrease of 14% from $1.18 per €1.00 to $1.02 per €1.00 in 1999.

      Interest income increased by €44.7 million to €57.6 million for the year ended December 31, 2000, from €12.9 million for the year ended December 31, 1999. This increase was primarily related to our positive cash balance as a result of our debt and equity offerings in 2000.

      Interest expense increased by €97.4 million to €168.8 million for the year ended December 31, 2000, from €71.4 million for the year ended December 31, 1999. This increase is primarily related to the accrual of interest expense on the notes issued as a result of our debt offerings in 2000.

      Result from investing activities amounted to a loss of €3.1 million for the year ended December 31, 2000. Included in this amount is our pro-rata result from our 50% equity stake in the Versapoint participation for the period April 29, 2000 to December 29, 2000, a loss of €9.1 million. We realized a profit with the sale of Telebel in Germany of €4.1 million, and a profit with the sale of Speedport of €1.9 million. We did not realize any profits or losses from investments during 1999.

      Other asset impairments amounted to €12.8 million and relate to Versatel’s share in the fixed assets written off by Versapoint as a result of the integration of Versapoint within Versatel. We did not incur any other asset impairments during 1999.

      Other expenses amounted to €5.4 million and relate to a write off of our investments in Internet Ventures Group B.V. (formerly known as Hot Orange) and Cedron (formerly known as Consumer Desk) amounting to €2.3 million. An additional €3.1 million of dialer equipment was written off due to the introduction of carrier pre-select during 2000 in The Netherlands. We did not incur any other expenses during 1999.

Liquidity and Capital Resources

      We have incurred significant operating losses and negative cash flows as a result of the development of our business and network. Prior to May 1998, we financed our growth primarily through equity and subordinated loans from our shareholders. Since then, we have raised an aggregate of approximately €2.6 billion in proceeds, net of offering expenses, in a series of debt and equity offerings, as follows:

•	In May 1998, we issued $225,000,000 13 1/4% senior notes due 2008 and warrants to purchase 3.0 million ordinary shares;

•	In December 1998, we issued $150,000,000 13 1/4% senior notes due 2008 and warrants to purchase 2.0 million ordinary shares;

•	In July 1999, we issued $180,000,000 11 7/8% senior notes due 2009, €120,000,000 11 7/8% senior euro notes due 2009 and sold 22.2 million ordinary shares at €10.00 per share;

•	In December 1999, we issued €300,000,000 4% senior convertible notes due 2004 and sold 15.0 million ordinary shares at €35.00 per share; and

•	In March 2000, we issued €300,000,000 11 1/4% senior euro notes due 2010, €360,000,000 4% senior convertible notes due 2005 and sold 5.1 million ordinary shares at €49.00 per share.

      We have used a significant amount of the net proceeds of these debt and equity offerings to make capital expenditures related to the expansion and development of our network, to acquire various companies, to fund operating losses and for other general corporate purposes. Our capital expenditure for each of the years ended December 31, 2001, 2000 and 1999 was €251.9 million €466.9 million and €173.8 million, respectively. Taking the non-monetary transactions of 2001 into consideration, our gross capital expenditures amounted to €274.9 million. We expect total capital expenditure for 2002 to be significantly below 2001 levels. In addition, we may have to purchase the remaining stake in Komtel we do not already own for approximately €13.9 million.

      As of December 31, 2001, we had negative working capital (excluding cash and marketable securities) of €194.8 million. In the future we expect our working capital needs to increase. This is largely due to an expected increase in our revenues and a related increase in accounts receivable, at the same time that we expect a significant reduction in our accounts payable as a result of payments that are due with respect to equipment and services purchased in connection with the construction of our now largely completed network and a reduction in our selling, general and administrative expenses. Also, as the focus of our network construction has shifted to customer connection projects with a shorter lead time, the length of time that the associated accounts payable remain outstanding will decrease.

      As of December 31, 2001, our cash and marketable securities balance amounted to €722.1 million, which together with anticipated cash flows from operations, should provide us with sufficient capital to fund planned capital expenditures, the introduction of new services, anticipated losses and working capital requirements until the beginning of 2004. If current capital market conditions prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004.

      This offer is to exchange up to 100% of our notes outstanding for cash and ordinary shares of Versatel. Upon completion of the exchange offer, Versatel believes that its remaining cash balance, together with anticipated cash flow from operations, will provide it with sufficient capital to fund its operations to at least the beginning of the second quarter 2003. In addition, Versatel believes that the substantial reduction in future interest payments and principal repayments on the notes will reduce its additional funding requirements to less than €50 million. Versatel also believes that its remaining funding requirement could potentially be further reduced through a combination of creating further operating efficiencies and future capital raising activities in the equity or debt markets, including warrant and option exercises. However, if the exchange offer or any financial restructuring through a court proceeding is unsuccessful and current conditions in the capital markets prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004.

      The exchange offer is conditioned on the receipt of tenders of at least 99% in aggregate of the initial principal amount of the notes currently outstanding. If we do not receive tenders of at least 99% in aggregate of initial principal amount of all notes currently outstanding, but we do receive sufficient affirmative votes in favor of a plan of composition, we currently intend to effect our financial restructuring by filing a request for a suspension of payments with a Netherlands court. If the plan of composition was to be ratified, all holders of notes, including the holders of the notes that do not tender their notes pursuant to the terms of the exchange offer, would be bound to the terms of the plan of composition, 100% of the notes would be cancelled and the holders of notes would receive the same consideration that it is offered in the exchange offer except for the early tender payment. It is possible that the Netherlands court may decide not to ratify the plan of composition and it is also possible that the Netherlands court may declare Versatel bankrupt simultaneously with its refusal to ratify the plan. Such a declaration would put us into liquidation. Management believes that the possibility of this outcome is limited. Also reference is made to note 1(a) to the financial statements as included on page F-11.

      Subsequent to the exchange offer, if we wish to take advantage of attractive business opportunities in order to expand our local access network or otherwise, we will require additional capital. This additional capital could be in the form of equity or debt raised in the private or public markets or from financial institutions. A failure to acquire additional capital on acceptable terms may seriously and adversely affect the growth of our business and may have an adverse effect on the valuation of our tangible and intangible fixed assets.

      The general rate of inflation has been low in the Benelux and Germany in recent years. We do not expect that inflationary pressures in the future, if any, will have a material impact on our results of operations or financial condition.

      Net cash used in operating activities was €207.0 million in the year ended December 31, 2001, compared to €191.0 million during the year ended December 31, 2000. This increase was primarily the result of a decrease in accounts payable and accrued liabilities.

      Net cash used in investing activities was €621.8 million in the year ended December 31, 2001, primarily as a result of a net disinvestment in marketable securities of €873.9 million and capital expenditures of €251.9 million, compared to €1,516.2 million used in investing activities for the year ended December 31, 2000. Taking the non-monetary transactions of 2001 into consideration, our gross capital expenditures amounted to €274.9 million. Included in the cash used in investing activities for the year ended December 31, 2000 are non-recurring finance costs due to our offerings of high yield notes and convertible notes in March 2000 of €19.5 million, and €103.5 million paid in connection with the acquisition of and investment in new businesses, which mainly consist of €61.6 million paid to the former shareholder of Komtel, €32.0 million invested in Versapoint, €4.3 million paid for our investment in Klavertel and its subsidiaries, €1.4 million paid in connection with our investment in Internet Ventures Group B.V. (formerly known as Hot Orange) and €1.0 million paid for Cedron (formerly known as Consumer Desk). Net disinvestment in marketable securities for the year ended December 31, 2001 amounted to €873.9 million primarily due to cash requirements from operating activities and capital expenditures. For the year ended December 31, 2000 the net investment in marketable securities amounted to €955.8 million, primarily due to the successful debt and equity offerings during March of 2000.

      Net cash provided by financing activities was €3.4 million in the year ended December 31, 2001, compared to €944.5 million during the year ended December 31, 2000 primarily as a result of the equity and debt offerings in March 2000. Included in the cash provided by financing activities for the year ended December 31, 2000 were the non-recurring proceeds from our equity and debt offerings in March 2000.

      During the year period ended December 31, 2001, Versatel repurchased in the open market €22.1 million in principal amount outstanding of its long-term debt securities utilizing cash from its existing cash balances realizing a one time extraordinary gain of €13.0 million.

Quantitative and Qualitative Disclosures About Market Risk

      Our financial department manages our funding, liquidity and exposure to foreign exchange rate risks. It is our policy not to enter into any transactions of a speculative or trading nature.

      Our debt obligations that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rates between the U.S. dollar and the euro in which our revenues are denominated.

      The notes issued in the two high yield offerings in 1998, $225,000,000 13 1/4% senior notes and $150,000,000 13 1/4% senior notes will mature on May 15, 2008. The high yield notes issued in July 1999 of $180,000,000 11 7/8% senior notes and €120,000,000 11 7/8% senior notes will mature on July 15, 2009, and the high yield notes issued in March 2000, €300,000,000 11 1/4% senior notes will mature on March 30, 2010. Our convertible notes, €300,000,000 4% senior convertible notes due 2004, and €360,000,000 4% senior convertible notes due 2005 will mature on December 17, 2004 and March 30, 2005, respectively. Unless previously redeemed or converted, we are not required to make any mandatory redemption (other than an offer to repurchase these notes upon a change in control of Versatel) prior to maturity of these notes. Since the interest rate on each of the notes issued in the high yield offerings is fixed and the effective interest rate on our convertible notes increases at fixed increments, we have limited our exposure to risks due to fluctuations of interest rates. At March 22, 2002, the market value of the outstanding notes issued in the high yield offerings was approximately €272.0 million and the market value of our outstanding convertible notes was approximately €164.6 million.

      The costs and expenses relating to the development of our network and of our sales and marketing resources will largely be in euro. Therefore, the development of our network and of our sales and marketing resources will also be subject to currency exchange rate fluctuations as we exchange the proceeds from the remaining proceeds from our dollar denominates offerings to pay our development costs. As of March 22, 2002, our dollar denominated cash balance amounted to $58.9 million. Prior to the application of the net proceeds from these offerings, such funds have been invested in short term investment grade securities. Versatel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time.

Research and Development, Patents and Licenses

      We did not incur, or capitalize any costs for research and development, patents and licenses during 2001. We purchase the technology required for our network from independent third party suppliers.

Information

      For a discussion of the trends affecting our business please see “Operational and Financial Review and Prospects — Overview” and “Risk Factors”.

THE COMPANY

History and Development

      Versatel was incorporated under the laws of The Netherlands on October 10, 1995, as a private company with limited liability, referred to as besloten vennootschap met beperkte aansprakelijkheid or a B.V. Versatel converted its legal structure from a B.V. to a public company with limited liability, referred to as naamloze vennootschap or an N.V., on October 15, 1998. Versatel has its corporate seat in Amsterdam, The Netherlands and is registered under number 33272606 at the Commercial Register in Amsterdam, The Netherlands. Our principal executive offices are located at Hullenbergweg 101, 1101 CL Amsterdam Zuidoost, The Netherlands and our telephone number is +31 20 750 1000.

      We started as a switchless reseller of voice telecommunications services in The Netherlands. In 1998, we started the build-out of our broadband fiber network designed to provide local access to our customers throughout our target market.

      Prior to May 1998, we financed our growth primarily through equity and subordinated loans from our shareholders. Since then, we have raised an aggregate of approximately €2.6 billion in net proceeds in a series of debt and equity offerings. For the three years ended December 31, 2001, we had made capital expenditures of €892.6 million related to the build-out of our network. In addition, we had invested €385.5 million in a series of acquisitions and strategic relationships. Our acquisitions to date have served to expand our product portfolio, primarily in the data and Internet sectors, and expand the geographic reach of our network, primarily in northwest Germany.

Business

      We are a competitive communications network operator and a leading alternative to the former monopoly telecommunications carriers in our target market of the Benelux and northwest Germany. Our objective is to become the leading fully integrated alternative provider of local access, facilities based broadband services, including voice, data and Internet services, to business customers in our target market. We provide high-quality, competitively priced telecommunications, data and Internet services to three targeted market segments:

•	Direct Access Services — high bandwidth business and residential telecommunications subscribers that are directly connected to our network either through our own fiber, DSL technology, other copper access technologies or leased lines.

•	Indirect Access Services — business and residential telecommunications subscribers that are indirectly connected to our network through carrier preselection or our “1611” carrier select code.

•	Carrier Services — other telecommunications, data and Internet service providers.

      In addition to our core business of providing broadband services to business customers in the Benelux and northwest Germany, we operate Zon, our residential Internet service provider, to participate in the growing market for residential Internet services in The Netherlands.

      Our network has been designed to pass through all the major business centers in the Benelux and to connect city centers, business parks and buildings along its route. Our network’s design consists of three fully integrated elements:

•	Backbone Infrastructure — multiple, integrated fiber optic rings connecting major population and business centers in our target market.

•	Local Access Infrastructure — fiber optic business park rings, city rings and “near overlay sections” as well as DSL technology, ISDN infrastructure and points of presence that allow us to cost-effectively connect customers directly to our network utilizing our own fiber, DSL technology and leased lines.

•	International Infrastructure — fiber optic rings connecting our network with points of presence in cities, including London, Düsseldorf, Frankfurt and Paris.

      As of December 31, 2001, we had completed construction of approximately 2,029 kilometers of fiber-ready duct for the Benelux overlay sections. We had also completed the construction of 60 business park rings, 28 city rings and 76 “near overlay sections” as of December 31, 2001. Additionally, as of December 31, 2001, we had a total local access extension of 1,554  kilometers in the Benelux and 733 kilometers in Germany. To date, most of the initially planned construction of our backbone infrastructure has been completed. In addition, we have an IRU for approximately 400 kilometers of backbone fiber in the north of The Netherlands and we may continue to expand our backbone and local access networks if attractive business opportunities arise.

      As of December 31, 2001, we had over 75,000 business customers and 1,382 employees. Our revenues grew to €255.7 million for the year ended December 31, 2001 from €181.5 million for the year ended December 31, 2000.

Business Strategy

      Our objective is to become the leading fully integrated, alternative provider of local access, facilities-based broadband services, including voice, data and Internet services, to customers in our target market. The principal elements of our strategy are:

•	Continue to Connect Customers to our Network. We intend to continue to seek to directly connect as many customers as possible to our network using our own fiber, DSL technology, leased lines and other technologies to the extent such technologies become effective and available. We believe directly connected customers represent a long-term asset. We further believe that we can better control the quality of our service and the amount and types of services that we provide to directly connected customers as opposed to indirectly connected customers.

•	Provide Bundled Services. We intend to continue to expand the number of customers we serve through direct connections to our network and enhance our ability to provide bundled services (voice, data and Internet) over a single connection. We believe providing multiple services over a single connection to a customer provides a competitive advantage in our target markets and allows us to provide additional or enhanced services with limited incremental expenditures.

•	Maintain Focus on Targeted Customer Segments. Historically, we have focused on providing services to small- and medium-sized businesses. However, as we continue to expand our service offering and local access network we are also able to provide services to large businesses with more sophisticated service requirements, such as the GAK Group and Achmea. We believe we are well positioned to successfully compete in the bidding processes generally conducted for these larger customers as a result of our service capabilities and cost advantages associated with our dense local network. We will continue to pursue the small-and medium-sized business market with a bundled service offering to appeal to the general market and generate a large volume of sales. We will also continue to leverage our network to provide services to other credit worthy carriers.

•	Leverage our Existing Network. We have deployed a network in the Benelux consisting of 2,029 km of backbone network, 1,554 km of local access network and 126 central offices operational for the deployment of DSL infrastructure. Our network in Germany consists of 3,149 km of backbone network, 733 km of local access network and 274 central offices outfitted for ISDN and/or DSL infrastructure. As a result, we believe we are uniquely positioned to cost effectively deliver local access services to a large segment of the business market in the Benelux and northwest Germany.

•	Focus on Superior Customer Service. We strive to maintain a competitive advantage by providing superior customer service in terms of responsiveness, accuracy and quality. We believe that our target market has historically been underserved by the PTTs and that providing a high level of customer service is a key element to attracting and retaining customers. We intend to continue investing in our customer care and operational support systems to enable us to maintain a competitive advantage.

•	Continue to Seek Operational Synergies. We have announced several initiatives since March 2001 in order to create operational synergies as the result of our increased scale. These initiatives include combining certain back office functions of our Versatel Deutschland and Komtel operations and a similar initiative combining our back office functions in Belgium with those in The Netherlands. We have planned and budgeted enhancements of our operating support and billing system to handle the growth in the size and complexity of our business, our customer base and product portfolio. We also expect to continue to deploy capital in the most efficient manner by selecting the appropriate access technology to connect new customers based on their service requirements.

Our Network

      Our high bandwidth network has been designed and built to provide flexible, broadband local access to major business customers and population centers in the Benelux and northwest Germany and to certain international destinations. Our network carries voice, data and Internet traffic and supports all major protocols, including Frame Relay, Asynchronous Transfer Mode (“ATM”) and Internet Protocol (“IP”). We connect with the major Internet exchanges in Amsterdam, Brussels, London, Paris and Frankfurt and have increased the number and quality of peering arrangements with carriers of IP traffic to enhance our presence in the rapidly expanding European Internet services market.

      Our network consists of the following integrated elements:

•	Backbone Infrastructure. Our backbone infrastructure carries voice, data and Internet traffic and supports all major protocols, including IP, ATM and Frame Relay. It extends to all major commercial and population centers in the Benelux and northwest Germany, including most interconnection points with PTTs, other telecommunications network operators and major Internet exchanges. As of December 31, 2001, we have completed construction of approximately 2,029 kilometers of fiber-ready duct in the Benelux for the Benelux overlay sections.

•	Local Access Infrastructure. Fiber optic business park rings, city rings and “near overlay sections” as well as DSL infrastructure, ISDN infrastructure and points of presence allow us to cost effectively connect customers directly to our network utilizing our own fiber, DSL technology and leased lines. As of December 31, 2001, we have completed construction of 60 business park rings, 28 city rings and 76 “near overlay sections”. Additionally, as of December 31, 2001, we had a total local access extension of 1,554 kilometers in the Benelux and 733 kilometers in Germany. In addition, as of December 31, 2001, we had 126 operational central office facilities in The Netherlands and 274 in Germany, allowing us to deploy DSL and ISDN based services to end customers in those regions.

•	International Infrastructure. We have established a dark fiber based international network extending our backbone infrastructure to the major interconnection and Internet Exchange points in Western Europe. We have points of presence in London, Paris, Frankfurt and Düsseldorf with extensive Synchronous Digital Hierarchy (“SDH”) and IP connectivity to Amsterdam, Brussels, Dortmund and our high bandwidth network in the Benelux and Germany. We have also extended our network to New York City with capacity on AC-1 and AC-2 transatlantic cable systems to transport interconnect and Internet traffic to and from the United States. Our network reach in Germany has been extended by having SDH capacity from Düsseldorf to eight major cities in Germany (Hamburg, Berlin, Leipzig, Dresden, Nürnberg, Munich, Stuttgart and Cologne).

Service Platforms

      Our network incorporates service platforms to deliver each of the major service categories we offer or plan to offer. A digital circuit-switching platform delivers voice and ISDN services. A data communications platform based on ATM supports all major data protocols with high quality service. An IP platform supports the Internet services we provide to end-users and our offering of outsourced services to Internet service providers (“ISPs”) and content providers. An SDH transmission platform provides highly reliable transmission capacity for our other services and for capacity leased to other operators, service providers and customers. In parallel, we have an additional platform of IP equipment connected directly to fiber, which currently supports our Internet and data services and we intend to eventually support all types of services, including voice. We believe that by integrating the functions of SDH, ATM and circuit switching, this platform will eventually provide a lower cost and a more flexible design than the traditional SDH transmission platform.

Network Management

      We monitor our network 24 hours a day, seven days a week, at our network operations center. Our network operations center is able to identify network interruptions as soon as they occur and allows us to reroute traffic to ensure high quality service. Our network operations center also has an uninterrupted power supply as well as redundant communications access and computer processors. We control our own points of presence in the Benelux which allows us immediate access to our equipment and network for rapid service restoration when necessary. We own our points-of-presence in Germany and VEW Energie maintains certain of these points-of-presence.

      We have a back-up network operations center in the event our primary network operations center is forced off-line. Our primary network operations center is located in our headquarters building in Amsterdam.

Versatel Internet

      During 2000, we reorganized our Internet activities. Zon, our residential Internet service provider, is now a separate business division. We have integrated our business Internet service providers, Vuurwerk, CS Net and ITinera, into the Versatel organization.

Zon

      Launched in August 1999, along with our marketing and distribution partners Radio 538, a leading commercial radio station in The Netherlands among 15 to 35 year olds, and Free Record Shop, a leading music retail chain in The Netherlands, Zon has rapidly become one of the largest residential Internet service providers in The Netherlands. Its number of registered subscribers has grown from approximately 968,000 at the end of 2000 to over 1,436,000 registered subscribers as of December 31, 2001. For the year ended December 31, 2001 Zon customers generated over 2.3 billion minutes for Versatel. Zon focuses primarily on individual Internet users in The Netherlands. Initially Zon only offered subscribers Internet access and e-mail without registration or subscription fees. These subscribers only pay local dial-in telephone costs.

      During 2000 Zon also launched a prepaid, flat fee service, payable in advance, to its customers. This service provides the subscriber with a fixed period of Internet access without paying any termination charges. In addition, Zon also introduced broadband Internet (“ADSL”) during the first quarter of 2001. This gives a subscriber unlimited access to broadband Internet for a monthly flat rate subscription fee. As of December 31, 2001, Zon had 4,804 registered ADSL customers, of which 823 were provisioned by Versatel and 3,981 provisioned by KPN.

Products and Services

      We currently offer a wide range of business and carrier products and services and continually evaluate potential product and service offerings, including competitors’ offerings, in order to retain and expand our customer base and to increase revenue per customer. We also offer products and services to residential customers. Our strategy is to bundle multiple voice, data and Internet services over our local access infrastructure to maximize customer satisfaction, revenues and margins.

Business Products and Services Offerings

      We currently offer the following products and services to business customers:

      Local and Long Distance Telephony. We offer local, international and national long distance telephony services to business customers in the Benelux and Germany. Our telephony service is offered through our “1611” carrier select code by dial-around and least-cost routing software installed in our customer Private Branch Exchanges (“PBXs”) in the Benelux and by carrier pre-selection in the Benelux and Germany.

      ISDN Services. We offer ISDN primary rate services to our customers in the Benelux and ISDN primary rate and basic rate services in Germany. These services are principally targeted at the business market with digital PBXs and high volumes of outgoing and incoming traffic.

      LAN to LAN Interconnect Services. We offer high speed LAN (local area network) to LAN interconnect services for multi-site business customers. This service addresses business customers that need to interconnect their multiple LANs to share centralized computer data and applications efficiently. We provide end-to-end management of the wide area network, including the routers, at customers’ premises.

      Frame Relay and ATM services. We offer high speed Frame Relay and ATM services mainly for large business customers. This service addresses business customers that need Wide Area Network capabilities between their multiple sites.

      Dedicated Internet Connectivity. We offer dedicated high speed Internet access services to business customers. This service provides high bandwidth access to the Internet, domain names, e-mail facilities, news feeds from news groups and web space for hosting websites.

      Remote Access Services. We offer efficient remote access services to business customers, enabling employees to access the corporate LAN from home. These home offices have secure access to the corporate network, data and applications.

      IP-based Electronic Transaction Services. We offer Internet-based, business-to-business transaction services to customers in similar industries that act as comprehensive sources of information, interaction and electronic commerce for their users.

      Dial-in Internet Access Services. We offer dial-in Internet access services for small- and medium-sized businesses and package it with our long distance telephony service.

      Web-Hosting Services. We offer web-hosting services aimed at the business market. This service consists of an integrated package of a domain name, e-mail accounts, web space for hosting corporate websites and online website statistics.

      Toll-free (0800) Services. We offer both “on-net” and “off-net” toll-free (0800) services to our business customers. This service is positioned to serve both business customers as well as internal and external call centers.

      Data Centers and Central Office Facilities. We provide co-location services for businesses that wish to extend and expand their networks by housing their own computing and telecommunications equipment inside our data centers and other central office facilities within the Benelux, northwest Germany, Frankfurt and London.

      Leased Circuit Services. We offer resilient E1, E3, T3 and Synchronous Transport Module (“STM-1”) leased lines to business customers within the Benelux. We provide high quality and managed “point-to-point” or “point-to-multipoint” circuits via our fiber and SDH network.

Carrier Products and Services

      We currently offer the following products and services to carrier customers:

      Call Termination Services. We offer switched services to other telecommunications service providers, including international and national call termination services in the Benelux and Germany. As we complete our international network, we will be able to offer competitive call termination services in France and the United Kingdom.

      Data Centers and Central Office Facilities. We provide co-location services for carriers wishing to extend and expand their networks by housing their own computing and telecommunications equipment inside our data centers and access to certain other central office facilities within the Benelux, northwest Germany, Frankfurt and London.

      Network Capacity Facilities. We sell and trade rights-of-way, ducts, dark fiber, wavelength and high bandwidth SDH capacity to other carriers. We also provide tele-housing and interconnect facilities at our selected premises.

      Virtual Point-of-Presence Dial-In Services. We offer virtual point-of-presence services for telecommunications, data and Internet service providers in order to allow cost-efficient dial-in capability and effective remote access capabilities for their customers.

      Internet Transit Services. We offer Internet transit services to telecommunications and Internet service providers seeking transit services between major Internet exchanges.

      Leased Circuit Services. We offer resilient E1, E3, T3 and STM-1, STM-4, STM-16 leased lines to other carriers and services providers within the Benelux. We provide high quality and managed “point-to-point” or “point-to-multipoint” circuits via our fiber and SDH network.

      Carrier Preselect Hosting Services. We provide hosting facilities for carriers that want to offer carrier preselect telephony services.

      ISP Hosting Services. We provide hosting facilities for ISPs, which offers residential Internet access services.

      Wholesale DSL Services. We offer Internet access and point-to-point IP connectivity based on ADSL technology.

Residential Products and Services

      Local and Long Distance Telephony. We offer local, international and national long distance telephony services to residential customers in the Benelux and Germany. Our telephony service is offered through our “1611” carrier select code by dial-around in the Benelux and by carrier pre-selection in both the Benelux and Germany.

      ISDN Services. We offer ISDN primary rate and basic rate services in The Netherlands and Germany.

      Internet Access Services. Our subsidiary Zon offers dial-up Internet access services to residential customers in the Benelux and introduced DSL Internet access service to residential customers in The Netherlands during the first quarter of 2001.

Sales and Marketing

      We believe that we have created a prominent brand name in our target market that we expect to strengthen through further marketing campaigns and leverage our sales efforts in the Benelux and northwest Germany. We market the majority of our products and services under the Versatel brand name through several marketing channels, including database marketing, targeted telemarketing, brand and promotional advertising, direct mail and our sales force. In addition, among other brand names, we have established Zon in The Netherlands and continue to leverage the Komtel brand name in Germany, given its strong regional recognition and historical brand equity.

      Our sales force is comprised of direct sales personnel, telemarketers, independent sales agents and systems integrators. As of December 31, 2001, we had 83 sales personnel in The Netherlands, 22 in Belgium and 53 in Germany. In the future, based on our ability to continue to provision customers directly to our network, we expect to increase the number of our direct sales personnel. Our sales personnel make direct calls to prospective and existing business customers, analyze business customers’ usage and service needs and demonstrate how our services may improve a customer’s communications capabilities and costs. Each member of our sales force is required to complete our intensive training program. In addition, we have a telemarketing group that screens prospective customers and monitors existing call volumes to identify prospective customers.

      Our sales force is generally organized in the following three groups to target the primary customer segments with a focused product portfolio that matches the needs of these customer segments:

      Corporate Services. Our corporate services sales force targets high-end corporate customers along our network and throughout our target market in the Benelux and northwest Germany. The customers targeted by this group access our network directly through our own fiber, DSL technology or leased lines and are offered a high bandwidth service package consisting of voice, data and Internet products. Given the size and service requirements of these customers, we generally custom tailor our product set to meet the needs of the service request which leads to larger contract amounts than our traditional small- and medium-sized business customer base, but also longer sales cycles and higher capital expenditures to connect these customers to our network and provision services.

      Business Services. Our business services sales force targets business customers throughout our target market. The customers targeted by this group access our network both directly through our own fiber, DSL technology, other copper access technologies or leased lines and indirectly through carrier preselection or our “1611” carrier select code. While we do custom tailor our product set for business services customers, we focus our sales effort on existing product sets in order to limit sales cycles and generate large volumes of sales.

      Carrier Services. Our carrier services sales force markets our product portfolio to other telecommunications, data and Internet service providers in our target market and the countries reached by our international network. The customers targeted by this group access our network both directly and indirectly.

Customers

      We market our services on a retail basis to business and certain selected residential customers and on a wholesale basis to other carriers and service providers.

      Business Customers. Our target customers are primarily business customers requiring voice and high bandwidth data services. We focus particularly on business and industry segments, that have required significant amounts of bundled voice, data and Internet services such as financial services and information technology sectors. Although we have historically sought to take advantage of opportunities in underserved business segments like the small- and medium-sized business segment, with the density of our high bandwidth network and the strength of our brand name we began in 1999 to address the large corporate market as well.

      Carrier Customers. Our carrier customers are global and regional network operators, ISPs and switchless resellers serving specific market segments in the Benelux and Germany. We focus primarily on high capacity and high volume customers. We believe that both alternative carriers and foreign PTTs that provide voice, data or Internet services in the Benelux region and Germany will require quality carrier services and high bandwidth services to develop their market position. As our network has expanded, we have increased our marketing efforts in the carrier services segment to increase the use of our network and to capture additional revenues. Because many of the service providers to whom we provide carrier services have experienced financial difficulties, we actively monitor our credit exposure to other carriers and we have actively taken steps to reduce this risk. We currently provide services such as leased lines, transmission, IP uplink, co-location and voice origination to other service providers such as COLT Telecom and Worldcom.

      Residential Customers. Our residential customers in The Netherlands are primarily subscribers to our ISP Zon. Zon offers dial-up Internet access services, e-mail and certain web-hosting services to residential subscribers as well as general information content. Zon receives fees from KPN Telecom based on the local call traffic generated by subscribers and generates advertising revenues from banner advertisements. We have also launched prepaid flat fee dial-in services and broadband ADSL services for Zon customers. Historically, in the Benelux, Versatel approached the residential market for voice services by providing carrier services such as carrier select hosting to resellers, who themselves target the residential market. Recently, we have limited the services we provide to other telecommunications service providers which solely focus on the voice resale market. This is as a result of recent financial difficulties experienced by certain of these service providers. In Germany, we believe market dynamics, including the high penetration of ISDN services, justify offering services directly to the residential market in selected situations. The companies we acquired in Germany have residential customers among their customer base and this has resulted in a substantial increase in our residential customer base.

Customer Service

      Our goal is to maintain an advantage over our competitors in our target markets by providing superior customer service. We believe that providing a high level of customer service is a key element to establishing customer loyalty and attracting new customers. We have dedicated customer service representatives who initiate contact with our customers on a routine basis to ensure customer satisfaction and market new products. Customer service representatives are available 24 hours a day, 365 days a year. In addition, we provide detailed monthly billing statements and monthly call management reports which identify savings to customers and enable them to manage their telecommunications expenditures more effectively.

      We also believe that technology plays an important role in customer satisfaction. Advanced technological equipment is crucial to enabling the provision of high quality service to our customers. We seek to reduce technical risks as much as possible by buying proven products from leaders in the applicable technology. We have installed sophisticated status-monitoring and diagnostic equipment at our network operations center and plan to install similar units on our SDH equipment and in our new network operations center. This equipment allows us to identify and remedy network problems before they are detected by customers. We believe that by providing superior customer service and through the effective use of technology, we can maintain a competitive advantage in our target markets

Billing and Information Systems

      During 1999 and 2000 we replaced our billing, customer care and sales support systems. Sophisticated billing and information systems are vital to our growth and our ability to provision services, to bill and to receive payments from customers, to reduce our credit exposure and to monitor costs. Although we experienced multiple delays in the replacement of our old billing system with a billing system designed by Saville Systems, the implementation of our new billing system was completed in March 2000. We have planned and budgeted enhancements to our operational support and billing systems to handle the growth in the size and complexity of our business, our customer base and our product portfolio. An additional enhancement to our operational support system (“OSS”) will be the upgrade of ADC/Saville’s convergent billing platform (“CBP”) to Single View. We believe that this will provide an upgrade path to support future IP products and services.

Competition

      Until recently, the telecommunications market in each EU Member State was dominated by its respective PTT. Starting with the implementation of a series of European Commission directives in the beginning of the 1990’s, the EU Member States have liberalized their respective telecommunications markets, permitting alternative telecommunications providers to enter the market. Liberalization has coincided with technological innovation to create an increasingly competitive market, characterized by still-dominant PTTs as well as a number of new market entrants. As a result of the current capital market conditions and the inability of a number of smaller alternative service providers to secure needed financing, the number of competitors has declined since 2000. Competition in the European long distance telecommunications industry is driven by numerous factors, including price, customer service, type and quality of services and customer relationships.

      In The Netherlands, Belgium and Germany, we compete primarily with the national PTTs. As the former monopoly providers of telecommunications services in these countries, the PTTs have an established market presence, fully built networks and financial and other resources that are substantially greater than ours. In addition, the national PTTs own and operate significant portions of the infrastructure, which we must currently access to provide our services. We estimate that in each of these countries the national PTT still controls the vast majority of the telecommunications market, including the market with respect to DSL based services.

      In addition, various new providers of telecommunications services have entered the market in each of these countries, targeting various segments of the market. Companies such as British Telecom, Global One Communications, Worldcom and Energis compete with KPN Telecom for contracts with large multinational companies in The Netherlands. Worldcom, British Telecom, AT&T, TeleNet, France Telecom, COLT Telecom, Unisource, a subsidiary of KPN Telecom, and Energis compete with Belgacom for contracts with large multinational companies in Belgium.

      The following table sets forth the important competitors in the areas of voice, data, Internet, carrier and DSL-based services:

Market	The Netherlands	Belgium	Germany

Voice	KPN Telecom COLT Telecom Worldcom BT Ignite	Belgacom COLT Telecom KPN Telecom Telenet Worldcom BT Ignite	Deutsche Telekom Worldcom Mobilcom Vodafone/ Mannesmann BT Ignite
Data and Business Internet	KPN Telecom COLT Telecom Equant Energis BT Ignite	Belgacom-Skynet COLT Telecom BT Ignite KPN Telecom Codenet Telenet	Deutsche Telekom Worldcom COLT Telecom Vodafone/ Mannesmann AOL Bertelsmann
Residential Internet	Planet Internet Het Net Tiscali Wanadoo Freeler	Mobistar Belgacom-Skynet Telenet	T-Online AOL CompuServe Tiscali
Carrier Services	KPN Telecom COLT Telecom BT Ignite Worldcom Level 3 Energis	Belgacom UUNET Worldcom COLT Telecom KPN Telecom Codenet	Deutsche Telekom Worldcom Vodafone/ Mannesmann BT Ignite
DSL Based Services	KPN Telecom Baby XL Novaxess COLT Telecom Inovarra BBNed	Belgacom Easynet Wannadoo Eunet COLT Telecom	Deutsche Telekom Highway One QSC Riodata

Regulation

      In Europe, the traditional system of monopoly PTTs ensured the development of broad access to telecommunications services. However, it also restricted the growth of high-quality and competitively priced voice and data services. The liberalization of the European telecommunications market was intended to address these market deficiencies by ending PTTs’ monopolies, allowing new telecommunications service providers to enter the market and increasing competition within the European telecommunications market.

      The current regulatory framework in the EU and, in particular, in the countries in which we provide our services is briefly described below. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect upon us, that national or international regulators or third parties will not raise material issues with regard to our compliance or noncompliance with applicable regulations, or that any changes in applicable laws or regulations will not have a material adverse effect on us.

European Union

      Starting in 1987, the EC Green Paper on the development of the common market for telecommunication services and equipment charted the course for the current changes in the EU telecommunications industry by advancing principles such as separation of operators from regulators, transparency of procedures and information, cost orientation of tariffs, access to monopoly infrastructure networks and the liberalization of services. These principles have been established in EU law via a number of directives.

      The Open Network Provision (“ONP”) Framework Directive of 1990 established the conditions under which competitors and users could gain cost-oriented access to the PTTs’ public networks. In the same year, the EC Services Directive abolished the existing monopolies on, and permitted the competitive provision of, all telecommunications services with the exception of voice telephony. In 1992, the EC approved the ONP Leased Line Directive, which required all telecommunications companies with significant market power on the relevant market to lease lines to competitors and end-users, and to establish cost accounting systems for those products by the end of 1993. The national regulatory authorities were to use this cost information to set cost-oriented tariffs for leased lines.

      In 1996, the EC issued the Full Competition Directive, which requires EU Member States to permit alternative infrastructure providers, such as existing networks of cable companies, railroads, electric and other utility companies, to resell capacity on these networks for the provision of services other than voice telephony from July 1996. The Full Competition Directive also established January 1, 1998 as the date by which the EU Member States had to establish a legal framework, which removes all remaining restrictions on the provision of telecommunications services, including voice telephony.

      The Licensing Directive of 1997 established a common framework for general authorizations and individual licenses in the field of telecommunication services. In the same year, the Interconnection Directive was adopted, which governs the manner in which alternative network operators and service providers are permitted to interconnect with public telecommunications networks, including the PTTs’ public networks. Furthermore, the Interconnection Directive requires that parties with significant market power ensure that interconnection is provided for at cost-oriented rates in a non-discriminatory and transparent manner. Under the Interconnection Directive, the national regulatory authorities have the power to force suppliers of public telecommunications networks or services to interconnect, and in doing so, can determine the underlying conditions of such interconnection. The Numbering Directive, together with the amended Interconnection Directive, provided for carrier selection (ensuring that end-users can select the long distance or international carrier of their choice on a call-by-call basis) as of January 1, 1998, and carrier pre-selection (ensuring that end-users can select the long distance or international carrier of their choice prior to the time calls are made) and number portability (the ability of end-users to keep their numbers when changing operators) by January 1, 2000.

      The implementation, interpretation and enforcement of these EC directives differs among the EU Member States. While some EU Member States have embraced the liberalization process and at present have achieved a high level of openness, others have delayed the full implementation of the directives and maintain several levels of restrictions on full competition.

      In 1999, the European Commission embarked on a major review process of the various instruments of the European Union regarding telecommunications. The draft directives resulting from this review seek a higher level of harmonization and more focus on sustainable competition. We are actively participating in discussions on these drafts and have filed position papers together with various other new entrants to the European telecommunications market. We have no certainty of the outcome of this process, which is expected to lead to a new framework in 2002 or 2003.

      In December 2000, the European Parliament and the Council adopted a Regulation on Unbundled Access to the Local Loop, which has direct effect in the Member States. It provides a basis for unbundling the local loop, which is controlled by the national PTTs and emphasizes the importance of access to foster competition in the local loop for the provision of (broadband) Internet access.

      There are currently few laws and regulations that specifically regulate communications on the Internet. European and U.S. Government authorities and agencies are considering laws and regulations that address issues such as user privacy, pricing, on-line content regulation and taxation of on-line products and services. In November 1995, the EC adopted a general directive regarding certain privacy rights of citizens of EU Member States and in December 1997, the EU adopted another directive designed to specifically address privacy rights in the area of telecommunications services. These directives impose restrictions on the collection and use of personal data, guaranteeing citizens of EU Member States the right of access to their data, the right to know where the data originated and the right to recourse in the event of unlawful processing.

      An overview of the regulatory framework in the individual markets where we operate or intend to operate is described below. This discussion is intended to provide a general outline, rather than a comprehensive discussion of the more relevant regulations and current regulatory posture of these jurisdictions. We require licenses, authorizations or registrations to provide our services in all countries in which we operate. Licenses, authorizations and/or registrations have been obtained in The Netherlands, Belgium and Germany and we have received an International Facilities License in the United Kingdom. We also obtained licenses in France and Luxembourg in 2000.

The Netherlands

      The current regulatory framework in The Netherlands is provided by the Telecommunications Act of 1998. The Telecommunications Act became effective on December 15, 1998, and remedied the old legislative and regulatory patchwork that had existed as a result of the implementation of a series of EC directives. The Telecommunications Act contains provisions that give registered telecommunications service or network providers rights-of-way, subject to certain conditions, thereby facilitating the construction of the Versatel network. As part of the liberalization of the telecommunications market in The Netherlands, a new independent supervisory authority, OPTA, was established by the Ministry of Traffic and Waterways. OPTA’s main tasks include ensuring compliance with the telecommunications laws and regulations in The Netherlands, granting licenses for telecommunications activities, and resolving disputes among market participants, such as disputes regarding interconnection rates. OPTA’s performance and position has been reviewed and its role as the Dutch regulatory authority has been extended for an additional four years.

      In August 1997, we obtained one of the first Netherlands registrations to operate as a telecommunications service provider of public voice telephony (other than KPN Telecom). In September 1997, we obtained an infrastructure license with rights-of-way for the construction and operation of telecommunications facilities in a limited geographic area. In December 1998, we obtained the first authorizations under the new Telecommunications Act to operate as a public telecommunications services provider and network operator. Although we participated in the auction of licenses to provide third-generation UMTS technology mobile telecommunications licenses in The Netherlands, we were not able to obtain a license. We have various legal procedures currently pending which may lead to an annulment or a declaration of wrongful execution of the UMTS frequency auction.

      We were one of the first voice telephony competitors in The Netherlands to interconnect with KPN Telecom and to implement a carrier select code in all of KPN Telecom’s telephone switches. The introduction of carrier pre-selection in The Netherlands, introduced on January 1, 2000, provides customers with the option of pre-selecting a carrier other than KPN Telecom for all their international and domestic long distance calls.

      In March 2001, OPTA granted our request for an operator controlled model. Our efforts to obtain lower interconnection rates from KPN Telecom are on-going. The terms and conditions of interconnection have had, and will continue to have, a material effect on Versatel’s competitive position. When OPTA initially implemented the bottom-up long run incremental cost (“BULRIC”) model for interconnection rates, the result was a set of lower interconnection rates for the 2001-2002 time frame. We also try to prevent interconnection price levels that lead to unfair price squeezes between wholesale and retail rates and saw OPTA develop and apply a test to prevent such behavior by KPN Telecom.

      Since our founding in October 1995, we have adopted a proactive regulatory strategy. For example, in December 1998, Versatel filed a complaint with OPTA asserting that the limited access provided by KPN Telecom to the KPN Telecom network hampered Versatel’s growth. Our customers often experienced busy signals when they tried to dial into the Versatel Network through our access code. Other Netherlands telecommunications services providers expressed similar complaints. As a result, OPTA determined that KPN Telecom was required to allow us access to their entire interconnection network. However, if KPN Telecom would not be able to comply with this directive due to scarcity, OPTA ruled that KPN Telecom should in that case supply the requested capacity to Versatel in an alternative manner.

      In March 1999, OPTA issued a ruling, requiring KPN Telecom to offer unbundled access to local customer access lines at the MDF in KPN Telecom’s central exchange offices. Unbundled local access enables us to offer high-speed access to end-users that are not directly connected to our network. VersaPoint’s complaint of July 2000 regarding denial of a sufficient number of central office sites, amongst other matters, led to a March 2001 decision by OPTA which was very favorable for Versatel. In February 2002, OPTA decided in a follow-on complaint of Versapoint, that the tariffs charged in the past by KPN for its colocation facilities were too high.

      Since the end of 2000, Versatel, Telfort, Worldcom, Energis and Priority have cooperated in the informal Association of Competitive Telecom Operators (“ACT”). The parties take regulatory actions with respect to issues of common interest and seek to contribute to providing regulatory incentives to increase the competition in the telecommunications market.

Belgium

      Belgium started the liberalization of its telecommunications market in 1991 with an amendment to the Belgian public post and telecommunications act. At the same time a new regulatory body was introduced, the Belgium Institute for Post and Telecommunications (Belgisch Instituut voor Post en Telecommunicatie) (“BIPT”), under the Ministry of Economy and Telecommunications. The Belgian public post and telecommunications act was further amended by the Belgian Parliament in December 1997. The current legislative process is headed towards a new single regulatory framework, which includes reforms to and extensions of BIPT’s powers by increasing its independence from the Minister that is also responsible for state enterprises (such as Belgacom). The implementation of the new legislation is expected no earlier than February 2002.

      We were the first alternative telecommunications services provider to obtain a definitive license for the provision of voice services under the amended telecommunications act. We have also obtained an infrastructure license in Belgium and thereby obtained rights of way for all of Belgium. For marketing purposes, we have reserved the same carrier select code “1611” that we currently use in The Netherlands.

      Pursuant to the Numbering Directive, Belgacom was required to introduce number portability, carrier selection and carrier pre-selection for all services, beginning January 1, 2000. In accordance with a ruling of the BIPT, carrier selection and carrier pre-selection was to occur on a gradual basis after January 17, 2000, the result of which was the implementation of the last carrier pre-selection services (for fixed-to-mobile calls and local calls) in November 2000. Unfortunately, operators have experienced operational problems as a result of the complex and cumbersome procedures imposed by Belgacom.

      In September 1999, Belgacom introduced a number of new discount schemes which Versatel deemed to be anti-competitive. Belgacom granted discounts on combined revenues of its customers for local and long distance calls, whereas at that time, carrier pre-select and carrier select services were not opened to local calls. Versatel filed a complaint with the Belgian competition court requesting suspension of the discount schemes. The case was dropped in 2000 after Belgacom and Versatel reached an amicable settlement.

      In 1999, Versatel and other alternative operators filed another complaint with the Competition Council alleging that Belgacom abused its dominant position by imposing new interconnection and retail tariff conditions for a new Internet access scheme via non-geographic numbers, accompanied by lower retail tariffs and lower interconnection rates to be paid by Belgacom to the alternative providers of telecommunication services transporting Internet traffic for Belgacom’s customers. The new access scheme was not upheld by the court, which held that Belgacom engaged in impermissible discrimination by applying different retail rates and interconnection rates for Internet access via geographic or non-geographic numbers. Unlike for geographic dial-in numbers, alternative operators do not receive termination revenues from Belgacom for Internet access via non-geographic numbers (i.e., 0-800 or 0-900). A different but somewhat similar scheme was launched by Belgacom in 2000, but was again rejected by the courts after the scheme was challenged by Versatel and the other operators in November 2000. Belgacom has subsequently introduced two special Internet packages, which according to the alternative providers of telecommunication services, were in violation of the previous judgment, and resulted in the commencement of enforcement procedures in respect of such judgment. Belgacom has opposed these enforcement procedures (Belgacom lost one case, which it is currently appealing, and their opposition to the other is on-going). There are continuing discussions between Belgacom, the other alternative operators and the BIPT regarding the implementation of the “collecting model” which is designed to remedy Belgacom’s efforts to decrease retail rates on the back of the alternative providers of telecommunication services.

      In July 2000, Versatel filed a complaint with the European Commission competition authorities in connection with Belgacom’s refusal to provide Versatel with access to its local loop following a request from Versatel on March 1, 2000. In November 2000, in anticipation of an imminent EC Regulation mandating full and shared access to local loops across Europe as of January 1, 2001, Belgacom extended a “commercial raw copper offer” which, although non-compliant with the draft text of the anticipated EC Regulation (for example, it excluded shared access and DSL), led to an agreement in December 2000 between Belgacom and Versatel that allowed for a gradual ramp-up of Versatel’s DSL roll-out.

      As the result of the European Commission’s adoption of new regulations, along with a consultation process with BIPT, Belgacom was ordered to make numerous amendments to its initial reference offer. Belgacom is now required to provide full and shared access to its central office facilities without limitation as to the technologies that can be offered (i.e., DSL). The BIPT ruling also considerably reduced the roll-out and provisioning timing limitations imposed by Belgacom under its initial commercial raw copper offer. After steps taken by Versatel and COLT Telecom, BIPT approved “co-mingling” as a cheaper and faster co-location method, thus allowing the alternative providers of telecommunication services to share Belgacom’s infrastructure for the installation of their DSL equipment. The terms, conditions and pricing of co-mingling are currently under discussion by BIPT, the alternative operators and Belgacom.

Germany

      The German Telecommunications Act of July 25, 1996, ended the legal monopoly of Deutsche Telekom AG for the provision of voice telephony and of public telecommunications networks, and immediately liberalized all telecommunications activities, but postponed effective liberalization of voice telephony until January 1, 1998. Since January 1, 1998, the German telecommunications market has been completely open to competition and a new regulatory authority, the Regulierungsbehörde für Telekommunikation und Post (“RTP”), was installed.

      Under the German regulatory scheme, the RTP can grant licenses in four license classes. A license is required for operation of transmission lines that extend beyond the limits of a property and that are used to provide telecommunications services for the general public. The licenses required for the operation of transmission lines are divided into three infrastructure license classes: mobile telecommunications (license class 1); satellite (license class 2); and telecommunications services for the general public (license class 3). In addition to the infrastructure licenses, an additional license is required for operation of voice telephony services on the basis of self-operated telecommunications networks (license class 4). A class 4 license does not include the right to operate transmission lines. We obtained both a class 3 license and a class 4 license for the whole of Germany in 2000.

      The RTP has approved, among other things, distance-based interconnection rates which Deutsche Telekom can charge alternative network operators to interconnect their network and route their traffic through the network of Deutsche Telekom. The RTP has extended the current rate regime, which expired on December 31, 1999, for an interim period until a new regime receives the RTP’s approval. Although a new interconnection regime containing element based rates instead of distance based rates could be beneficial to our operations we are not expecting these to be implemented in the near future. However, the RTP has indicated that it might not consider Deutsche Telekom as a market dominating carrier in all segments of the market. These segments would fall outside the scope of the rate regulation regime and Deutsche Telekom would no longer be obliged to request prior approval of its rates from the RTP.

      In the local loop, the market position of Deutsche Telekom is still extremely strong and only a limited number of competitors are currently operating. These alternative carriers primarily focus on business customers in the metropolitan areas. With the allocation of Wireless Local Loop point-to-multipoint frequencies to alternative carriers in the fall of 1999, it is expected that competition in the local loop will increase in the near future. In addition, Deutsche Telekom is in the process of selling its broadcasting cable network, which has been split for this purpose into nine regions. The broadcasting network is considered after further investments by the new owners as the second alternative network in the local loop. These networks are expected to compete in the future with Versatel Deutschland’s network.

Intellectual Property

      We have registered the trademark “Versatel” with the Benelux trademark bureau (Benelux Merkenbureau). Applications for similar registrations are pending in several other European Countries. We have obtained rights to the Internet domain name “www.versatel.com” and several related domain names and initiated formal registration procedures with Internic, the European Union domain registration authority.

      We have been operating our residential Internet service under the Zon name since September 1999 and have applied for trademark registration of the Zon name and logo. Sun Microsystems has contested our use of the Zon name and we are currently in discussion with them on this matter. We are not certain that we will reach a satisfactory agreement with Sun Microsystems enabling us to continue to use the Zon name, nor that our applications will be successful or that the Zon name and logo will not be successfully attacked by third parties alleging prior rights or that the trademark is otherwise valid.

Legal Proceedings

      In October 2000 we were informed by the public prosecutor in The Netherlands of potential civil and criminal tax liabilities relating to certain employee stock options granted prior to our initial public offering in July 1999. Although we consulted with our Dutch tax advisors and the Dutch tax authorities prior to issuing these options and we believe the tax treatment of these options was correct, we have agreed with the public prosecutor to a payment of €3.0 million that was made in the fourth quarter of 2001, whereby all criminal charges were dropped, without any admission of guilt by us. Versatel intends to challenge the views of the Dutch tax authorities regarding the valuation of the aforementioned employee stock options. We have not made any provision for the additional potential tax exposure, which could amount to up to approximately €10.0 million. Should Versatel be successful in its case with the Dutch tax authorities, we intend to attempt to reclaim all or part of the potential settlement that has been reached with the public prosecutor.

      On November 19, 2001, a class action complaint was filed in the Southern District of New York against Versatel, certain of its officers and directors and certain underwriters of the Versatel’s initial public offering alleging violations of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleges that Versatel’s prospectus was false or misleading in that it failed to disclose (i) that the underwriters allegedly were paid excessive commissions by certain customers in return for receiving shares in the initial public offering and (ii) that certain of the underwriters’ customers allegedly agreed to purchase additional shares of Versatel in the aftermarket in return for an allocation of shares in the initial public offering. Plaintiff contends that, as a result of those omissions from the prospectus, the price of Versatel’s stock was artificially inflated between July 23, 1999 and December 6, 2000 and that the defendants are liable for unspecified damages to those persons who purchased stock during that period. Hundreds of cases against numerous other issuers and their underwriters that make similar allegations involving the initial public offerings of those issuers were consolidated before a single judge on August 9, 2001 for purposes of pretrial motions and discovery only. The action against Versatel has been consolidated along with those cases. Versatel intends to contest the action vigorously.

      Versatel has filed complaints in the past with the European Commission, with OPTA and the Minister of Transport and Waterways in The Netherlands, in Belgium, with the BIPT as part of its regulatory strategy. We also make routine filings with the regulatory agencies and governmental authorities in the countries in which we operate or intend to operate.

      Versatel is from time to time involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which Versatel is a party will have a material adverse effect on our financial position or results of operations.

Organizational Structure

      Versatel Telecom International N.V. is a holding company that conducts its business operations through its subsidiaries.

      As of the date of this prospectus, our major direct and indirectly-held subsidiaries are as follows:

	Country of	Percentage of
Name	Incorporation	Ownership

Versatel Nederland B.V.	The Netherlands	100%
Versatel Belgium N.V.	Belgium	100%
Versatel Deutschland GmbH & Co.KG	Germany	100%
Komtel Gesellschaft für Kommunikations- und Informationsdienste mbH (“Komtel”)(1)	Germany	82%
Komtel GmbH	Germany	100%
Zon Nederland N.V.	The Netherlands	92%

(1)	On January 15, 2002 Versatel Deutschland Holding GmbH purchased an additional 2% interest in Komtel from Stadtwerke Flensburg GmbH, the former shareholder, increasing Versatel’s interest to 82%. An amendment to the existing share and purchase agreement was signed for this purpose. It was further agreed upon to postpone the exercise of the option for the sale of the remaining 18% shareholding (against a purchase price of €13.9 million.) The option is now exercisable between July 1 and July 15 in each of 2002, 2003, 2004 or 2005. Versatel Deutschland Holding GmbH is further to ensure a minimum of 200 full time employees (as opposed to 140 employees before) to be employed in the city of Flensburg until the option is exercised. If these criteria are not met, a penalty of a maximum of €0.8 million is due to Stadtwerke Flensburg GmbH.

Property, Plant and Equipment

Network infrastructure

      As of December 31, 2001, we had completed construction of approximately 2,029 kilometers of fiber-ready duct for the Benelux overlay sections. As of December 31, 2001, we had also completed the construction of 60 business park rings, 28 city rings and 76 “near overlay sections”. Additionally, as of December 31, 2001, we had a total local access extension of 1,554 kilometers in the Benelux and

733 kilometers in Germany. To date, most of the initially planned construction of our backbone network has been completed. In addition, we have negotiated an IRU for approximately 400 kilometers of backbone fiber in the north of The Netherlands and we may continue to expand our backbone network if attractive business opportunities arise.

Properties

      We have also leased office space in 25 buildings in The Netherlands (41,026m2), 10 buildings in Belgium (10,794m2), and six buildings in Germany (9,877m2). We use these locations primarily as office space and for technical support to our network. Lease contracts for these buildings have expiry dates varying between 2002 and 2010.

      Our country head offices are located at the following addresses:

Address	Area m2	Expiry date of lease

Hullenbergweg 101, 1101 CL
Amsterdam-Zuidoost, The Netherlands	13,100	March 2010
Koningin Astridlaan 164, Wemmel, Belgium	3,807	April 2009
Nordstrasse 2, 24937 Flensburg, Germany	3,619	August 2009
Unterste Wilms Strasse 29, 44143 Dortmund, Germany	5,172	December 2002

MANAGEMENT

      The members of the supervisory board and the management board of Versatel and other executive officers of Versatel and their respective ages and positions are set forth below.

Management Board

      Raj M. Raithatha is the sole managing director (statutair directeur) of Versatel.

Supervisory Board

Name	Age	Date of appointment	Position

R. Gary Mesch	48	September 29, 2000	Chairman
Leo W. A. M. van Doorne	42	December 1, 1995	Vice Chairman
Johan G. Wackwitz	47	August 14, 1998	Member
James R. Meadows	49	August 14, 1998	Member
Sander van Brummelen	60	July 23, 1999	Member
H.S. Jörg Mohaupt	35	May 12, 2000	Member

Executive Board

Name	Age	Date of appointment	Position

Raj M. Raithatha	39	September 29, 2000	Managing Director and Chief Executive Officer
Mark R. Lazar	27	January 1, 2002	Chief Financial Officer
Marc A. J. M. van der Heijden	44	June 6, 1998	Chief Regulatory Officer and Vice President Public Affairs
Aad T. Beekhuis	56	March 1, 2000	Chief Operations Officer
Jan A. van Berne	39	September 1, 2000	General Counsel and Chief Development Officer

Biographies

      R. Gary Mesch has served as Chairman of the Supervisory Board since September 2000. Prior to his appointment to the Supervisory Board he served as Managing Director of Versatel individually or through his position as President of Open Skies International Inc. (“Open Skies”) since October 1995. In 1991 he founded and became President of Open Skies, a telecommunications consultancy with operations based in Amsterdam, which provided consulting for early stage development of competitive European telecommunications businesses. From 1991 to 1995 Open Skies advised such clients as Unisource, PTT Telecom International, Inmarsat, NEC and Eurocontrol. In 1984 he founded and until 1990 he managed the commercial operations of NovaNet, a Denver-based provider of satellite-based data communications networks. NovaNet was acquired by ICG Communications in 1993. From 1981 to 1983 he served as director of sales for Otrona Advanced Systems, a Colorado-based manufacturer of high performance computer systems. From 1975 to 1981 he served as a senior systems engineer with Westinghouse Electric. Mr. Mesch holds a B.S. in Electrical Engineering from the University of Colorado and an M.B.A. from Denver University.

      On March 21, 2002, Mr. Mesch announced that upon successful completion of our financial restructuring he will resign from the Supervisory Board.

      Leo W. A. M. van Doorne has served as a member of the Supervisory Board of Versatel since December 1995, until October 2000 in the capacity of Chairman. Mr. Van Doorne is the Executive Vice President of OTB Group B.V., a company involved in the development and supply of optical disc production equipment. From September 1996 to December 2001 he served as the Managing Director of NeSBIC Groep B.V., a venture capital company and a subsidiary of Fortis. From 1994 to 1996 he served as Managing Director of NeSBIC Venture Management B.V. From 1990 to 1994 he was Regional Director of Banque de

Suez Nederland N.V. Mr. Van Doorne serves as a member of the supervisory board of various other companies. Mr. Van Doorne holds a degree in law from the University of Utrecht.

      Johan G. Wackwitz has served as a member of the Supervisory Board of Versatel since August 1998. Mr. Wackwitz is a member of the management boards of COBEPA S.A. and Paribas Deelnemingen N.V. From 1991 to 1993 he was employed by Paribas in its capital markets division and responsible for the Benelux within the investment-banking group. From 1979 to 1991 he served at various management positions at Bankers Trust Company. Mr. Wackwitz serves as a member of the supervisory board of various other companies. Mr. Wackwitz holds a degree in economics from the Rijks Universiteit Groningen and an MBA from Columbia University.

      James R. Meadows has served as a member of the Supervisory Board of Versatel since August 1998. Mr. Meadows is a member of the Board of Directors of AshleyLaurent, a supplier of security software for the Internet. He is the founder of Direct International, Inc., a telecommunications company and the co-founder and former President and CEO (from 1997 until 2000) of PrimeTec International, a U.S.-based telecommunications services provider. From 1989 to 1997 he served as Director of Government Affairs at Capital Network System, Inc. (CNSI), a telecommunications services provider. Mr. Meadows is a member of the Board of Directors of Lone Star 2000, a public policy foundation. Mr. Meadows holds a degree in history from the University of Texas at Austin.

      Sander van Brummelen has served as a member of the Supervisory Board of Versatel since July 1999. Mr. Van Brummelen is a member of the Executive Board of PinkRoccade, an information and communication technology company since the end of 2000. Prior to this appointment, he served as Managing Director of GAK Holding beginning 1996. From 1992 to 1996 he served as a principal director of GAK and from 1982 to 1992 he served as IT director of GAK. From 1979 to 1982 he served in managing positions at KPN Telecom. Mr. Van Brummelen serves as a member of the supervisory boards of two other companies, CC Drive and M&I Partners. Mr. Van Brummelen holds a degree in technical engineering from the University of Delft.

      H.S. Jörg Mohaupt has served as a member of the Supervisory Board of Versatel since May 2000. Mr. Mohaupt is Managing Director and founder of Continuum Group Limited, a telecommunications infrastructure investment firm. From 1999 to 2000 he served as Executive Director in the Telecom Group at Morgan Stanley Dean Witter in London. From 1997 to 1999 he worked at Lehman Brothers in New York and London as Vice-President and later Director in the Telecom Group. From 1996 to 1997 he worked at Cowen & Company in New York. From 1994 to 1996 he worked as Senior Advisor Internal Business Development at KPN. From 1993 to 1994 he worked as a consultant at Coopers & Lybrand in the telecommunications group and from 1992 to 1993 as a business development manager at Cable & Wireless. Mr. Mohaupt holds a degree in communications science from the University of Amsterdam.

      Raj M. Raithatha has served as Chief Executive officer and Managing Director of Versatel since September 2000. From April 1998 to September 2000 he served as Vice President Finance and Chief Financial Officer of Versatel. From 1994 to April 1998 he served as Chief Financial Officer and Director of Business Development of ACC Corp.’s European Operations. From 1992 to 1994 he served as Finance Director of Bay Trading Company. From 1989 to 1992 he served as divisional finance director at Securiguard Group plc and from 1987 to 1989 he was financial controller at Harrison Willis. From 1983 to 1987 he was employed by KPMG Peat Marwick. Mr Raithatha is a member of the Carley Europe Venture Partners (CEVP) Advisory Board. Mr. Raithatha holds a degree in economics and mathematics from the University of Cardiff, Wales.

      Mark R. Lazar has served as Chief Financial Officer since January 1, 2002. Mr. Lazar has been with Versatel since early 1999, most recently serving as Vice President of Finance with responsibility for corporate finance and investor relations. Prior to joining Versatel, Mr. Lazar was an associate with a San Francisco based private equity investment firm, Gryphon Investors, and a member of the telecommunications Investment Banking group of Lehman Brothers in New York. Mr. Lazar holds a degree in business administration from the University of California at Berkeley.

      Marc A.J.M. van der Heijden co-founder of Versatel in 1995, became Versatel’s Chief Regulatory Officer and Vice President Public Affairs in 1998. During the period 1995 to the end of 1998 he served as outside regulatory counsel to Versatel on matters of telecommunications and regulatory policy. Prior to 1995 he was an independent consultant specialized in Telecommunications law and advisor to the European Commission and the governments of both The Netherlands and the United Kingdom. He also advised various other telecommunications companies such as France Telecom and KPN Telecom as well as financial institutions such as ABN AMRO and the Nederlandse Investerings Bank. He worked as an expert for KPMG Peat Marwick on bidding processes for mobile telephony and sale of cable companies. Mr. Van der Heijden holds a degree in law from the Vrije Universiteit of Amsterdam.

      Aad T. Beekhuis has served as Chief Operations Officer since March 2000. From April 1999 to March 2000 Mr. Beekhuis served as Project Director of KPN Telecom responsible for the strategy and rollout program for the ADSL network. From July 1998 to March 1999 he served as Project Director with Nokia where he was responsible for launch of the BEN mobile network in The Netherlands. From 1995 to 1998 Mr. Beekhuis served as a Project Manager responsible for the rollout of the fixed communications network, and later as an interim manager responsible for TelFort’s rollout of its mobile network. From 1993 to 1995 Mr. Beekhuis served as a Managing Director with RAM Mobile Data C.V. From 1973 to 1993, he worked in strategic marketing, sales and other positions at KPN Telecom. Mr. Beekhuis holds a degree in Theoretic Electricity Sciences from the Technical University of Delft and a Bachelors degree in Economics from the Erasmus University of Rotterdam.

      Jan A. van Berne was appointed to Versatel’s Executive Board in September 2000 and currently holds the position of General Counsel and Chief Development Officer. Mr. Van Berne has been responsible for Versatel’s corporate legal affairs since December 1998. As of March 2001, he also assumed responsibility for corporate development. Prior to joining Versatel in December 1998, he worked at SAIT-Radio Holland N.V. in Belgium from 1991 to 1998 holding various positions: from January 1998 to December 1998 as programme manager Y2K of SAIT-Radio Holland N.V. and from 1997 to 1998 as manager legal affairs of SAIT-Radio Holland N.V. in Brussels. From 1994 to 1995 he was legal counsel of Radio Holland’s subsidiary Debitel Nederland. Mr. Van Berne holds a degree in law from the Vrije Universiteit of Amsterdam.

Compensation of Directors and Executive Officers

      The total aggregate compensation for the Versatel Supervisory Board as a group for 2001 was €0.1 million. The total aggregate compensation (including amounts paid pursuant to management and consulting agreements) of all executive officers (including the Managing Director) of Versatel as a group for 2001 was €2.0 million. During 2001, an aggregate of 122,000 options to purchase 122,000 ordinary shares were granted to executive officers under the 2000 Stock Option Plan and 100,000 under the 2001 Stock Option Plan. The options under the 2000 Stock Option Plan have an exercise price of €0.02 and the options under the 2001 Stock Option Plan have an exercise price of €4.27. All these options expire in seven years from the date the options were granted. No options have been granted to any of our supervisory board members. Included in the total aggregate compensation for our executive officers is €0.1 million to provide for pension and other retirement benefits for our executive officers. See also “Major Shareholders and Related Party Transactions — Related Party Transactions.”

Board Practices

Supervisory Board

      Under Netherlands law and the articles of association of Versatel, the management of Versatel is entrusted to the management board (statutaire directie) under the supervision of the supervisory board (Raad van Commissarissen). Under the laws of The Netherlands, supervisory directors cannot at the same time be managing directors of the same company. The primary responsibility of the supervisory board is to supervise the policies pursued by the management board and the general course of affairs of Versatel and its business. In fulfilling their duties, the members of the supervisory board are required to act in the best interests of Versatel and its business.

      Pursuant to the articles of association, the supervisory board consists of such number of members as may be determined by the general meeting of shareholders. The members of the supervisory board are appointed by the general meeting of shareholders. The holder of the priority share, if any, may nominate members for appointment to the supervisory board. Resolutions of the supervisory board require the approval of a majority of the members. The supervisory board meets each time this is deemed necessary by one of its members. Every retiring supervisory director may be re-appointed, provided that such supervisory director has not attained the age of 72. A member of the supervisory board must retire not later than on the day of the general meeting of shareholders held in the year in which such member reaches the age of 72.

      A member of the supervisory board may at any time be suspended or dismissed by the general meeting of shareholders. The members of the supervisory board will receive such remuneration as determined by the general meeting of shareholders.

      None of the members of the supervisory board of Versatel has an employment agreement with the Company, as such is not allowed under Dutch law.

Management Board

      The management of Versatel is entrusted to the management board under the supervision of the supervisory board. The articles of association provide that the management board may lay down further rules and regulations with respect to its procedures and internal organization. These rules require the prior approval of the supervisory board. In addition, our articles of association list certain actions, which require prior approval of the supervisory board. Such actions include, among other things, the issuance of shares against payment in kind.

      The management board consists of such number of members as may be determined by the general meeting of shareholders. In addition, the general meeting of shareholders appoints the members of the management board.

      The general meeting of shareholders has the power to suspend or dismiss members of the management board. The supervisory board also has the power to suspend members of the management board. If a member of the management board is temporarily prevented from acting, the remaining members of the management board shall temporarily be responsible for the management of Versatel. If all members of the management board are prevented from acting, a person appointed by the supervisory board (who may be a member of the supervisory board) will be temporarily responsible for the management of Versatel. The compensation and other terms and conditions of employment of the members of the management board are determined by the supervisory board.

      Mr. Raj Raithatha was appointed to the management board of Versatel in September 2000 and is currently the sole member of the management board. Mr. Raithatha has been appointed for an indefinite term.

Potential Application of Rules on Large Companies

      Under Netherlands law, we would be required to modify our system of corporate governance upon (a) the filing of a statement with the trade register, as required by law, that we meet the criteria under Netherlands corporate law for large companies (the “Large Company Rules”) and (b) the presence of such statement on file at the trade register for an uninterrupted period of three years. The Large Company Rules mandatorily shift authority from the shareholders to our supervisory board and grant employees a degree of codetermination of our affairs.

      Under the Large Company Rules, members of our supervisory board would no longer be elected by the shareholders at the general meeting of shareholders, but would be appointed by the supervisory board itself. Each of the general meeting of shareholders and the employees, through a works council, would have the right to:

(a)	make non-binding recommendations for members of the supervisory board and

(b)	object to proposed appointments of members of the supervisory board, but such appointment would still take place if the objection were declared unfounded by the Enterprise Chamber of the Amsterdam Court of Appeal. The general meeting of shareholders and the works council must also be informed by the supervisory board of the names of the persons to be appointed to the supervisory board before such appointments become final.

      In addition, under the Large Company Rules the supervisory board appoints, and can suspend and dismiss, members of the management board. The supervisory board, however, cannot dismiss members of the management board, before the general meeting of shareholders has been consulted. Currently, the general meeting of shareholders appoints the members of our management board. The supervisory board would also adopt the annual accounts of the company under the Large Company Rules, but the general meeting of shareholders has the right to approve or not approve the annual accounts of the company. Furthermore, certain corporate actions, including the issuance of debt or equity, certain investments, the termination of a large number of employees and far-reaching changes in the working conditions of a large number of employees, require supervisory board approval under the Large Company Rules.

      One of the criteria of the Large Company Rules referred to above is the existence of a works council (at our level or at the level of one of our subsidiaries). Although under Netherlands law we are required to facilitate a works council for our employees, as of the date of this prospectus, no works council exists. However, we are in the process of installing a works council on the level of the Dutch operating company, Versatel Nederland BV, which is expected to be in place by mid 2002. We, as a holding company with no operations apart from engaging in financing activities, would be exempt from the Large Company Rules, however, if, among other things, the majority of our employees and those of our subsidiaries are employed outside The Netherlands. As of the date of this prospectus, approximately 54% of our full-time employees were employed in The Netherlands.

      A works council is a representative body of the employees of a Dutch company elected by the employees. The management board of any company with a works council must seek the non-binding advice of the works council before taking certain decisions such as those related to a major restructuring or a change of control. However, in certain of those cases, if the decision is not in line with the advice of the works council, the implementation of the relevant decision must be suspended for one month, during which period the works council may appeal the decision with the Enterprise Chamber of the Court of Appeals in Amsterdam. Other decisions directly involving employment matters which apply either to all employees, or certain groups of employees, such as those affecting employee compensation systems, or pension or profit sharing plans, may only be taken with the works council’s approval. Absent such prior approval, the decision may nonetheless be taken with the prior approval of the Cantonal Court (Kantongerecht). A works council may recommend a candidate for the supervisory board and may also object to the appointment of a proposed candidate to the supervisory board.

Board Committees

      Audit Committee. During the Supervisory Board Meeting of December 11, 2000, an Audit Committee was established. The Committee consists of Messrs. Leo van Doorne, Sander van Brummelen and Jörg Mohaupt. The Committee reviews the operating results with the CFO and independent auditors, considers the adequacy of internal controls and audit procedures and reviews non-audit services that are provided by the external auditors.

      Remuneration Committee. During the Supervisory Board Meeting of December 11, 2000, a Remuneration Committee was established. The Committee consists of Messrs. Gary Mesch, James Meadows and Hans Wackwitz. The Committee makes recommendations to the supervisory board concerning salaries and incentive compensation for our employees and consultants, including all executive officers and the Managing Director, including the assessment of the Versatel stock option plans.

      Financial Committee. During the Supervisory Board Meeting of December 11, 2000, a Financial Committee was appointed. The committee consists of Gary Mesch, Jörg Mohaupt and Mark Lazar. The Committee makes recommendations to the supervisory board regarding Versatel’s financial situation.

Employees

      On December 31, 2001, Versatel had 1,382 full-time employees, 30 temporary employees and 27 full-time consultants. On December 31, 2000, Versatel had 1,760 full-time employees, 51 temporary employees, and 91 full-time consultants. None of our employees is covered by a collective bargaining agreement, and we have never experienced a work stoppage. Under Netherlands law, we are required to facilitate a works council, but no works council existed as of December 31, 2001. However, we expect to install a works council in the first half of 2002 at the level of Versatel Nederland B.V., the Dutch operating company. We consider our employee relations to be good.

      The following table sets forth the number of full-time employees on a country basis at the end of 2001, 2000 and 1999.

	1999	2000	2001

The Netherlands	545	875	750
Belgium	134	293	153
Germany	223	587	479
France	—	3	—
United Kingdom	—	2	—

Total	902	1,760	1,382

Share Ownership

      The following table sets forth the number of shares and options beneficially held by, or granted to, the members of our supervisory board, management board and executive officers as of March 22, 2002.

	Shares	Options(1)

Supervisory Board
R. Gary Mesch(2)	3,429,894	—
Leo W. A. M. van Doorne	—	—
Johan G. Wackwitz	—	—
James R. Meadows	—	—
Sander van Brummelen	—	—
H.S. Jörg Mohaupt	—	—
Executive Officers
Raj M. Raithatha(2)	1,150,908	247,000
Mark R. Lazar(2)	*	*
Marc A. J. M. van der Heijden(2)	*	*
Aad T. Beekhuis(2)	*	*
Jan A. van Berne(2)	*	*

*	Less than one percent of the ordinary shares outstanding.
(1)	Each option entitles the holder thereof to acquire one ordinary share of the Company.
(2)	The number of shares held by all directors and executive officers as a group amounted to 5,275,040 shares. The aggregate number of options issued to the executive officers as a group amounted to 1,302,000. Of the options granted during 1998 to the current executive officers 550,000 options are still outstanding. These options have an exercise price of €1.16 and expire in June 2003. Of the options granted during 1999 to the current executive officers 230,000 options are still outstanding. Of these, 160,000 options have an exercise price of €1.16 and an expiry date of June 2003 and the remaining 70,000 options have an exercise price of €3.40 and an expiry date of May 2004. Of the options granted during 2000 to the current executive officers 350,000 options are still outstanding. These options have an exercise price of €0.02 and expire in June 2007. Of the options granted during 2001 to the current executive officers 172,000 options are still outstanding. Of these, 47,000 options have an exercise price of €0.02 and an expiry date of January 2008 and the remaining 125,000 options have an exercise price of €4.27 and an expiry date of June 2008.

Option Plans

      Versatel has established the following stock option plans: the 1997 Stock Option Plan (the “1997 Plan”), the 1998 Stock Option Plan (the “1998 Plan”), the 1999 Stock Option Plan (the “1999 Plan”), the 2000 Stock Option Plan (the “2000 Employee Plan”) and the 2001 Stock Option Plan (the “2001 Plan”).

1997 Stock Option Plan

      In December 1996, Versatel’s shareholders approved the 1997 Stock Option Plan. The 1997 Plan provides for the grant of options to certain key employees of Versatel to purchase ordinary shares of Versatel. Under the 1997 Plan, no options have been granted with an expiration date of more than five years after the granting of the option. The option exercise price is determined in the particular grant of the option.

      As of the date of this prospectus, 398,000 options to purchase 398,000 ordinary shares had been granted under the 1997 Plan. As of the date of this prospectus, 335,500 options granted under the 1997 Plan had been exercised for a total of 335,500 shares. A further 12,500 options are still outstanding under the 1997 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

1998 Stock Option Plan

      In March 1998, Versatel’s shareholders approved the 1998 Stock Option Plan. The 1998 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence at the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

      As of the date of this prospectus, 5,000,000 options to purchase 5,000,000 ordinary shares had been granted under the 1998 Plan. As of the date of this prospectus, 4,263,766 options granted under the 1998 Plan had been exercised for a total of 4,263,766 shares. A further 706,334 options are still outstanding under the 1998 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

1999 Stock Option Plan

      In January 1999, Versatel’s shareholders approved the 1999 Stock Option Plan. The 1999 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence at the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

      As of the date of this prospectus, 1,908,500 options to purchase 1,908,500 ordinary shares had been granted under the 1999 Plan. As of the date of this prospectus, 410,493 options granted under the 1999 Plan had been exercised for a total of 410,493 shares. A further 900,475 options are still outstanding under the 1999 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

2000 Stock Option Plan

      In December 1999, Versatel’s supervisory board approved the 2000 Stock Option Plan. The 2000 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence two years (except for an aggregate of 100,000 options which were immediately exercisable) after the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

      As of the date of this prospectus, options to purchase 2,688,850 ordinary shares had been granted under the 2000 Plan. As of the date of this prospectus, 100,000 options granted under the 2000 Plan had been exercised for a total of 100,000 shares. A further 1,306,200 options are still outstanding under the 2000 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

2001 Stock Option Plan

      In May 2001, Versatel’s supervisory board approved the 2001 Stock Option Plan. The 2001 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence two years after the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

      As of the date of this prospectus, options to purchase 1,055,900 ordinary shares had been granted under the 2001 Plan. As of the date of this prospectus, 852,000 options are still outstanding under the 2001 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

      As of March 22, 2002, 91,352,247 ordinary shares are issued and outstanding. On this date, none of the preference shares or the priority share were issued and outstanding. As of this date 1,286,799 ADS were issued and held by 46 record holders. The following table sets forth information regarding the beneficial ownership of the ordinary shares of Versatel as of March 22, 2002, by each beneficial owner of 5.0% or more of the ordinary shares. It also sets forth the beneficial ownership of our ordinary shares that will be held by those beneficial owners after giving effect to the exchange offer, assuming we issue 365.4 million ordinary shares plus cash in exchange for 100% in initial principal amount of notes currently outstanding. All holders of ordinary shares are entitled to one vote per share. There are no cumulative voting rights.

			Percentage of Shares
		Percent of	Outstanding
	Number of	Shares	Adjusted for the
Name of Beneficial Owner	Shares	Outstanding(1)	Exchange Offer(2)

NeSBIC Venture Fund C.V.(3)	12,357,521	13.5%	2.7%
Paribas Deelnemingen N.V.	5,934,992	6.5%	1.3%

(1)	Percentages do not give effect to dilution from the exercise of warrants covering 708,502 ordinary shares issued in the first high yield offering and the second high yield offering that have not been exercised as of March 22, 2002 or to options outstanding to employees covering 3,777,509 ordinary shares (all as adjusted to give effect to the 2-for-1 stock split on April 13, 1999).

(2)	Does not give effect to the dilution from the exercise of warrants that will be issued to our existing shareholders in the exchange offer.

(3)	Includes 1,038,705 ordinary shares held by NeSBIC Groep B.V., an affiliate of NeSBIC Venture Fund C.V.

Lock-up Arrangements

      At the time of our initial public offering, and pursuant to Rules and Regulations of Euronext Amsterdam N.V. then in effect, our shareholders and the members of our supervisory board and management board entered into lock-up agreements with ING Bank, our listing agent. The Rules and Regulations of Euronext Amsterdam N.V. at that time prohibited any member of our supervisory board or management board, subject to the exception described below, from disposing, after the date of the initial public offering on July 23, 1999, of any ordinary shares acquired by such member before the date of the initial public offering. In addition, under such Euronext regulations, any holder of 5% or more of our outstanding share capital before the date of the initial public offering could not, for three years after the date of the initial public offering, sell (collectively with all other holders of 5% or more of our outstanding share capital acquired before the date of the initial public offering) in the aggregate more than 25% of the number of our ordinary shares outstanding before the date of the initial public offering. If we report a profit, this lock-up requirement also allowed such shareholders to dispose collectively of a maximum up to (i) 50% of the shares issued and outstanding before the date of the initial public offering if a profit was made for one year or (ii) 75% of the shares issued and outstanding before the date of the initial public offering if a profit was made for two years. These lock-up agreements expire on July 24, 2002 for our shareholders and on July 24, 2003 for the members of our management and supervisory board.

      Under Rules and Regulations of Euronext Amsterdam N.V. at the time of our initial public offering, holders of 5% or more of our outstanding share capital could dispose of their remaining interest if such disposition (i) was completed through a public secondary offering involving a due diligence investigation and the issuance of a prospectus, (ii) complied with the listing rules of the Official Segment of Euronext Amsterdam N.V. and (iii) occurred at least one year after the date of the initial public offering. In addition, the lock-up arrangements do not prohibit any member of our supervisory board or management board from disposing of any ordinary shares acquired after the date of the initial public offering pursuant to the exercise of options which were granted under our stock option plans prior to the initial public offering.

      In November 2000, however, the Official Segment of Euronext Amsterdam N.V. adopted new lock-up regulations which provide a substantial relaxation of the old regime. Under the new rules, the lock-up for shareholders and members of the supervisory board and management board expires one year after the date of the initial public offering. These new regulations may provide a relaxation of the existing lock-up arrangements for our shareholders and members of our supervisory board and management board.

Obligations of Shareholders to Disclose Holdings

      The 1996 Act on Disclosure of Holdings in Listed Companies applicable in The Netherlands (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996) provides that any person who, directly or indirectly, acquires or disposes of an interest in the capital and/or the voting rights of a public limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area must give written notice of such acquisition or disposal, if as a result of such acquisition or disposal the percentage of capital interest or voting rights held by such person falls within another percentage range as compared to the percentage range held by such person prior to such acquisition or disposal. The percentage ranges referred to in the Disclosure of Holdings Act are 0% to 5%; 5% to 10%; 10% to 25%; 25% to 50%; 50% to 66 2/3%; and over 66 2/3%.

      Non-compliance with the obligations to the Disclosure of Holdings Act is an economic offense and can lead to criminal prosecution. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies in accordance with the Disclosure of Holdings Act. The company or one or more holders of shares who alone or together with others represent at least 5% of the issued share capital can institute a claim requiring that these measures be imposed. The measures that the civil court may impose include:

•	a court order requiring the person violating the Disclosure of Holdings Act to make disclosure in accordance with the Act;

•	suspension of voting rights in respect of such person’s shares for a period of up to three years as determined by the court;

•	nullification of a resolution adopted by the company’s general meeting of shareholders, if it determined that the resolution would not have been adopted but for the exercise of the voting rights of the person who is obliged to notify, or suspension of a resolution until such time as the company’s general meeting of shareholders has had an opportunity to make such a determination; and

•	an order to the person violating the Disclosure of Holdings Act to refrain, during a period of up to five years, as determined by the court, from acquiring shares in the capital of the company and/or voting rights.

      The Dutch Act on the Supervision of the Securities Trade 1995 (Wet Toezicht Effectenverkeer 1995) contains provisions regarding insider trading and provides, among other things, for an additional notification duty for shareholders holding, directly or indirectly, a capital interest of more than 25% in a listed company. Such shareholders are obliged to notify the Securities Board of The Netherlands of any and all transactions that they carry out or cause to be carried out in securities issued by the company in which they would hold an interest of over 25%. If a shareholder holding in excess of 25% of the shares is a legal entity and not an individual, the obligation is extended to the managing directors and supervisory directors of the legal entity.

      Furthermore, the Securities Board of The Netherlands has authority to impose administrative penalties (bestuurlijke boetes en dwangsommen) in the event of a violation of the Disclosure of Holdings Act and of the insider trading rules. Violation of insider trading rules can also lead to criminal sanctions.

Related Party Transactions

Transactions with Directors and Officers

      Versatel has loaned €265,792 to Mr. Aad Beekhuis, one of its executive officers, in connection with stock options granted to Mr. Beekhuis. As of the date of this prospectus, no other loans were outstanding from Versatel to any of its directors or executive officers.

      Versatel has entered into a consultancy agreement with Jacmel Ltd., a company controlled by Mr. Jörg Mohaupt, a member of the supervisory board, for consultancy services relating to Versatel’s financial restructuring. Under the agreement Jacmel has been paid €27,500 per month for the period from September 15, 2001 up to March 15, 2002. As of March 15, 2002, Jacmel will receive €1,375 per day for services rendered, if services are rendered for more than five days per month. No fee will be due for the first five days per month. In addition, a success fee consisting of 700,000 shares of Versatel will be paid upon successful completion of Versatel’s financial restructuring.

Dealer Managers

      Affiliates of the dealer managers currently hold a limited amount of our securities.

DESCRIPTION OF CAPITAL STOCK

      Versatel was incorporated under the law of The Netherlands on October 10, 1995, as a private company with limited liability, referred to as besloten vennootschap met beperkte aansprakelijkheid or a B.V. Versatel converted its legal structure from a B.V. to a public company with limited liability, referred to as naamloze vennootschap or an N.V., on October 15, 1998. Versatel has its corporate seat in Amsterdam, The Netherlands. Versatel is registered under number 33272606 at the Commercial Register in Amsterdam, The Netherlands.

      Set forth below is a summary of the relevant provisions of the articles of association of Versatel and of relevant provisions of Netherlands law. Our articles of association were last amended on December 22, 1999. The following summary of certain provisions of our articles of association is qualified in its entirety by the articles of association which are incorporated by reference in this prospectus.

Corporate Object

      Article 3 of our articles of association provides that Versatel has as its corporate object:

•	to provide telecommunication services;

•	to incorporate, to participate in, to manage and to be financially involved in any other way in other companies and enterprises;

•	to provide administrative, technical, financial, economic and management services to other companies, persons and enterprises;

•	to acquire, to dispose of, to manage and to exploit movable and immovable properties and other properties, including but not limited to patents, trade marks, licenses, permits and other industrial ownership rights; and

•	to borrow or to lend money, to grant security-rights, to warrant performances by third parties or to undertake joint and several liability for third parties.

      All such acts as mentioned above, whether or not performed in co-operation with third parties and including the performance and promotion of all such acts connected therewith, whether directly or indirectly, and all in the widest sense of the word.

Share Capital

      The authorized share capital of Versatel is €8.4 million, consisting of 175 million ordinary shares with a par value of NLG 0.05 (€0.02) each, 20 million preference shares A with a par value of NLG 0.05 (€0.02) each, 175 million preference shares B with a par value of NLG 0.05 (€0.02) each and one priority share with a par value of NLG 0.05 (€0.02). Upon approval by the general meeting of shareholders at a meeting to be held prior to the completion of the exchange offer, the authorized share capital will be increased. The authorized capital of Versatel may be increased by a shareholders’ resolution and subsequent amendment of the articles of association. The issued capital must at all times at least equal 20% of the authorized capital.

Ordinary Shares

      Holders of ordinary shares are entitled to one vote per share. There are no cumulative voting rights. Holders of ordinary shares have pre-emptive rights with respect to an issue of ordinary shares in proportion to the total par value of their individual shareholdings. All of the ordinary shares that will be issued pursuant to this exchange offer will be acquired by holders of notes who properly tender their notes pursuant to the exchange offer. The pre-emptive rights of existing shareholders in connection with the issuance of shares pursuant to this exchange offer shall therefore be excluded. Each ordinary share is entitled to participate equally in dividends and in the distribution of funds in the event of liquidation or dissolution of Versatel and, in each case, following distributions on preference shares A, preference shares B and the priority share, if issued.

      Ordinary shares may be issued pursuant to a resolution passed at a general meeting of shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. The ordinary shares may, at the option of the shareholder, be in registered form or bearer form. The ordinary shares shall, however, be made out to bearer unless the shareholder indicates in writing to Versatel that it wishes to receive an ordinary share in registered form. Only ordinary shares in bearer form are eligible for trading on the Official Segment of Euronext Amsterdam N.V.

      Ordinary Bearer Shares. Ordinary shares in bearer form are represented by a single global share certificate which may not be exchanged for single or other multiple physical securities, and which Versatel has lodged with NECIGEF for safe-keeping on behalf of the parties entitled to the underlying ordinary shares. The ordinary shares may only be transferred through the book-entry system maintained by NECIGEF and in accordance with the articles of association of Versatel.

      Ordinary Registered Shares. Holders of ordinary shares in registered form are entered in the register of shareholders, which is updated regularly. Although no share certificates are issued, each shareholder may request Versatel to issue an extract from the shareholders’ register with respect to its right to one or more registered shares. Versatel is required to do this free of charge. A holder of an ordinary share in registered form may at all times have such shares made out to bearer as further described in the articles of association.

      As of December 31, 2001, 91,352,247 shares are issued and outstanding. Upon completion of this exchange offer and assuming that 99% of the notes currently outstanding are exchanged for an aggregate of 361,758,266 (365,412,390 if 100% are exchanged) ordinary shares, an aggregate of 453,110,513 (456,764,637 if 100% are exchanged) ordinary shares will be issued and outstanding.

Preference Shares A

      Holders of preference shares A will be entitled to one vote per share. There are no cumulative voting rights. Preference shares A have no pre-emptive rights. Preference shares A are entitled to an annual dividend to be set by the corporate body authorized to issue the preference shares A.

      Preference shares A may be issued pursuant to a resolution passed at a general meeting of shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. The preference shares A will be in registered form and share certificates will not be issued.

      As of the date of this prospectus, no preference shares A are issued or outstanding.

Preference Shares B

      Holders of preference shares B will be entitled to one vote per share. There are no cumulative voting rights. Preference shares B have no pre-emptive rights. Preference shares B are entitled to a cumulative annual dividend calculated on the basis of a fixed interest rate, as may be issued by the European Central Bank from time to time, on the paid up portion of the nominal value of the preference shares B, to the extent of the distributable profits, prior to any dividend distribution on any of our other shares being made.

      Preference shares B may be issued pursuant to a resolution passed at a general meeting of shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. See also “— Delegation of the Power to issue Shares”. Notwithstanding such delegation, an issue of preference shares B that would exceed 100% of the number of our other outstanding shares will require the approval of our shareholders at a general meeting. The preference shares B will be in registered form and share certificates will not be issued.

      As of the date of this prospectus, no preference shares B are issued or outstanding. See also “— Anti-Takeover Provisions” below.

Priority Share

      The holder of the priority share will be entitled to one vote. There are no cumulative voting rights. However the priority share will have certain special voting rights as described below. The priority share has no pre-emptive rights. The priority share is entitled to a nominal annual dividend of 20% of its nominal value, to the extent of distributable profits.

      The priority share may be issued pursuant to a resolution passed at a general meeting of the shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. See also “— Delegation of the Power to issue Shares”. The priority share will be in registered form and share certificates will not be issued.

      As of the date of this prospectus, the priority share is not issued or outstanding.

      Holders of fully paid-up shares are not subject to or liable for any further capital calls by Versatel. See also “— Anti-Takeover Provisions” below.

Delegation of the Power to issue Shares

      On May 14, 2001 and for a period of two years, the shareholders approved that the board of management, under prior approval of the supervisory board, will be entitled to issue, and grant rights to subscribe for, ordinary shares, preference shares A and B as well as the priority share, up to the amount of the authorized capital, as well as to restrict or exclude the pre-emptive rights of shareholders.

Reduction of Share Capital

      The general meeting of shareholders may pass a resolution for the reduction of our issued capital by (a) redeeming shares or (b) reducing the par value of the outstanding shares by amendment of the articles of association. Our issued and paid-in capital may not be reduced below the minimum capital prescribed by law at the time of the resolution. A resolution for the reduction of capital relating to preference shares A and/or B may only be passed with the prior or simultaneous approval of the meeting of said preference shares A and/or B. If less than 50% of the issued and outstanding capital is represented at the general meeting, a resolution for the reduction of capital will require a majority of at least two-thirds of the votes cast.

Changes in the Rights of Shareholders

      The rights of shareholders may be changed by amendment of the articles of association. A resolution for an amendment of a provision in the articles of association whereby holders of preference shares have been granted any right or an amendment whereby any such right will be prejudiced, will only be valid upon approval of the holders of said shares.

Limitations on the Right to Own Shares

      Neither our articles of association nor Netherlands law impose any limitations on the rights of non-residents of The Netherlands to own shares in Versatel, nor do they impose any limitation on the exercise of voting rights on such shares.

Warrants and Employee Options

      As of the date of this prospectus there were 53,135 outstanding warrants to purchase 708,502 ordinary shares at an exercise price of €1.16 per share. All such warrants became exercisable upon the completion of our initial public offering in July 1999. Concurrently with the completion of our financial restructuring, whether effected through the exchange offer, or a court approved financial restructuring, we will issue to our existing shareholders, at no cost to them, up to an additional 19,031,718 warrants to purchase a total of 19,031,718 ordinary shares at an exercise price of €1.50 per share. See “Description of Warrants”. For a description of our employee stock option plans, see “Management — Option Plans”.

Dividends

      The profits of Versatel are at the disposal of the shareholders at a general meeting. Dividends shall be paid after the adoption of the annual accounts of Versatel. We may only pay dividends up to the distributable part of our equity. Under Netherlands law, the sum of the called and paid-up capital and certain statutory reserves is not distributable. Subject to the same limitation, the general meeting of shareholders may resolve to pay dividends out of a reserve not required by Netherlands law. Each ordinary share is entitled to participate equally in dividends and in the distribution of funds in the event of liquidation or dissolution of Versatel. Preference shares A are entitled to an annual dividend, to be set by the corporate body authorized to issue such preference shares A, at the occasion of their first issuance. Preference shares B will be paid a cumulative annual dividend, calculated on the basis of a fixed interest rate on the paid up portion of their nominal value, to the extent of distributable profits. The priority share will be entitled to a nominal annual dividend of 20% of the nominal value, to the extent of distributable profits.

      Any dividend not claimed within a period of five years after the date on which it became payable will accrue to the company.

Board

      For a description of the role of our management board and supervisory board in the management of our company, please see “Management”.

      According to our articles of association, in case of a conflict of interest between an individual member of the management board and Versatel, prior approval of the supervisory board is required before the management board can adopt the resolution in question.

      The supervisory board determines the compensation of individual members of the management board. The compensation of individual members of our supervisory board is determined by the general meeting of shareholders.

      Members of our management board and supervisory board are not required to own any of our shares to serve on the management board or supervisory board.

Annual Accounts

      Within five months after the end of our financial year, the board of managing directors is required to prepare the annual accounts. This period may be extended by the general meeting of shareholders for a period of six months on the basis of special circumstances. The annual accounts, accompanied by an annual report, must be submitted to the board of supervisory directors for signing and must thereafter be adopted by the general meeting of shareholders. The annual accounts and the annual report will be available to the shareholders and holders of depositary receipts of shares at the office of Versatel as from the date of its preparation by the board of managing directors. See “Where You Can Find More Information”.

General Meeting of Shareholders

      The annual general meeting of shareholders will be held within six months after the end of the financial year. Extraordinary general meetings of shareholders may be convoked when the management board or supervisory board deems such necessary. In addition, extraordinary meetings of shareholders will also be convoked if holders representing at least 10% of our outstanding capital so request in writing to the management board and/or supervisory board. Such request should specify the topics to be discussed.

      The management board or supervisory board will send a convening notice for a general meeting of shareholders at least 15 days prior to the day of the meeting. The notice will be published in a newspaper with nationwide distribution in The Netherlands as well as in such foreign newspapers as designated by the management board. The notice will state the topics to be discussed or will state where the agenda can be obtained. It will also state the locations where and the date on which shareholders can deposit documentary evidence of their shareholdings against a receipt which may serve as an admission ticket to the meeting. At the general meeting every share will carry the right to cast one vote.

      Resolutions are adopted at general meetings of shareholders by a majority of the votes cast (except where a different proportion of votes is required by our articles of association, or Dutch law), and there are generally no quorum requirements applicable to such meetings.

Amendments to the Articles of Association

      The general meeting of shareholders may pass a resolution to amend the articles of association or to dissolve Versatel. If the priority share is outstanding, a resolution as set forth in the previous sentence may only be adopted upon the proposal of the holder of the priority share.

Dissolution

      In the event of a dissolution of Versatel, the assets of Versatel, after payment of all outstanding debts, will be distributed as follows. First, the holders of preference shares A and B and the priority share will be paid the paid-in capital on such shares, plus any unpaid dividends for the current financial year as well as any unpaid dividends for preceding financial years in respect of preference shares B. The balance then remaining will be distributed to the holders of ordinary shares.

Anti-Takeover Provisions

      The issuance of preference shares and the priority share may have an anti-takeover effect and delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in that shareholder’s best interests, including attempts that might result in a premium over the market price to be paid for the ordinary shares.

      Preference Shares. Our management board has obtained from the shareholders at a general meeting, the authority to issue, or grant rights to subscribe for, preference shares, subject only to the prior approval of the supervisory board, until May 14, 2003. As a result, our management board has granted a call option on preference shares B, which will not exceed 100% of all our other outstanding shares, to an independent foundation, Stichting Continuïteit Versatel Telecom International, established under Netherlands law. In the event of a threatened hostile takeover bid, the foundation may exercise this option. The minimum amount required to be paid on the preference shares upon issuance is 25% of the nominal amount issued. On March 20, 2002, the Stichting Continuïteit Versatel Telecom International agreed that it will not exercise its call option on the preference shares B until the completion of our financial restructuring or until the termination of the lock-up agreement (other than as a result of the completion of our financial restructuring).

      Notwithstanding any delegation by the shareholders at a general meeting of the power to authorize the issuance of any preference shares, a proposed issuance of preference shares B that would exceed 100% of the number of our other outstanding shares will require the approval of our shareholders at a general meeting. In all instances where preference shares are issued without direct shareholder approval, the management board must explain the reason for the issuance within four weeks at a general meeting of shareholders. Within two years after the first issuance of preference shares, a general meeting of shareholders must be held to vote on whether the preference shares should be repurchased or canceled.

      Priority share. Our management board has obtained from the shareholders at a general meeting, the authority to issue, or grant a right to subscribe for, the priority share, subject only to the prior approval of the supervisory board, until May 14, 2003. As a result, our management board has granted a call option on the priority share to an independent foundation, Stichting Prioriteit Versatel Telecom International, established under Netherlands law. In the event of a threatened hostile takeover bid, the foundation may exercise this option. The priority share can only be transferred with the approval of the management board and the supervisory board. The priority share carries the following special voting rights:

•	the right to nominate members for appointment to the management board and supervisory board, which nominations may only be set aside by a resolution of the general meeting of shareholders adopted by two-thirds of the votes cast representing more than one-half of the issued nominal capital, and

•	the exclusive right to propose amendments to our articles of association, our merger or de-merger transactions or our dissolution.

      On March 20, 2002, the Stichting Prioriteit Versatel Telecom International agreed that it will not exercise its call option on the priority share until the completion of our financial restructuring or until the termination of the lock-up agreement (other than as a result of the completion of our financial restructuring).

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

American Depositary Receipts

      The Bank of New York will issue the American Depositary Receipts, or ADRs. Each ADR will represent an ownership interest in a number of ADSs, each of which represents one ordinary share which Versatel will deposit with a custodian in The Netherlands. Each ADR will also represent securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The Bank of New York’s Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286, and its principal executive office is located at One Wall Street, New York, NY 10286.

      You may hold ADRs either directly or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes you hold your ADRs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

      Because The Bank of New York will be the legal owner of the ordinary shares, ADR holders must rely on it to exercise the rights of a shareholder of Versatel. The obligations of The Bank of New York are set out in a deposit agreement, dated as of July 28, 1999, among Versatel, The Bank of New York and holders of our ADRs from time to time. The deposit agreement and the ADRs are governed by New York law.

Share Dividends and Other Distributions

      The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADRs represent.

      Cash. The Bank of New York will convert any cash dividend or other cash distribution Versatel pays on the ordinary shares into U.S. dollars. If it is not possible for The Bank of New York to convert such foreign currency in whole or in part into U.S. dollars, or if any approval or license of any government is needed and cannot be obtained, The Bank of New York may distribute the foreign currency to, or in its discretion may hold the foreign currency uninvested and without liability for interest for the accounts of, ADR holders entitled to receive the same.

      Before making a distribution, The Bank of New York will deduct any withholding taxes that must be paid under Netherlands law. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.

      Shares. The Bank of New York may, with the consent of Versatel, and must upon Versatel’s request, distribute new ADRs representing any shares Versatel may distribute as a dividend or free distribution. The Bank of New York will only distribute whole ADRs. It will sell shares which would require it to issue a fractional ADR and distribute the net proceeds in the same way as it does with dividends or distributions of cash. If The Bank of New York does not distribute additional ADRs, each ADR will also represent the additional deposited shares.

      Rights to receive additional shares. If Versatel offers holders of its ordinary shares any rights to subscribe for additional ordinary shares or any other rights, The Bank of New York may make these rights available to you. Versatel must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If Versatel does not furnish this evidence and/or give these instructions, or if The Bank of New York determines in its reasonable discretion that it is not lawful and feasible to make such rights available to all or certain owners, The Bank of New York may sell the rights and allocate the net proceeds to owners’ accounts. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

      If The Bank of New York makes rights available to you, upon instruction from you it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and issue

ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

      U.S. securities laws may restrict the sale, deposit, cancellation, and transfer of the ADRs issued after exercise of rights. For example, you may not be able to trade the ADRs freely in the United States. In this case, The Bank of New York may issue the ADRs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for changes needed to put the restrictions in place.

      Other Distributions. The Bank of New York will send to you anything else Versatel distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what Versatel distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what Versatel distributed, in which case ADRs will also represent the newly distributed property.

      The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. Versatel has no obligation to register ADRs, shares, rights or other securities under the Securities Act. Versatel also has no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions Versatel makes on its shares or any value for them if it is illegal or impractical for Versatel to make them available to you.

Deposit, Withdrawal and Cancellation

      The Bank of New York will issue ADRs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its Corporate Trust Office to the persons you request.

      You may turn in your ADRs at the Corporate Trust Office of The Bank of New York’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver the deposited securities underlying the ADRs at the office of the custodian, except that The Bank of New York may deliver at its Corporate Trust Office any dividends or distributions with respect to the deposited securities represented by the ADRs, or any proceeds from the sale of any dividends, distributions or rights, which may be held by The Bank of New York. Or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its Corporate Trust Office.

Voting Rights

      You may instruct The Bank of New York to vote the shares underlying your ADRs, but only if Versatel asks The Bank of New York to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying the ADRs. However, you may not know about a meeting at which you may be entitled to vote enough in advance to withdraw the shares.

      If Versatel asks for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you, on a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADRs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to Netherlands law and the provisions of Versatel’s articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct. However, if The Bank of New York does not receive your voting instructions on or before the date specified, it will give a proxy to vote your shares to a person designated by Versatel.

      Versatel cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

      The Bank of New York shall fix a record date whenever:

•	any cash dividend or distribution shall become payable,

•	any distribution other than cash shall be made,

•	rights shall be issued with respect to the deposited securities,

•	The Bank of New York, for any reason, causes a change in the number of ordinary shares that are represented by each ADS, or

•	The Bank of New York receives notice of any meeting of holders of ordinary shares or other deposited securities.

      The purpose of fixing a record date is to determine which ADR holders are:

•	entitled to receive such dividend, distribution or rights,

•	entitled to receive the net proceeds from the sale of such dividend, distribution or rights, and

•	entitled to give instructions for the exercise of voting rights at any such meeting.

Fees and Expenses

If:	You must pay:
• An ADR is issued to you, including as a result of a distribution of shares or rights or other property	$5.00 (or less) per 100 ADSs (or portion thereof)
• Your ADR is cancelled, including if the deposit agreement terminates	$5.00 (or less) per 100 ADSs (or portion thereof)
• You receive any cash payment	$0.02 (or less) per ADS
• There is a transfer and registration of shares on the share register of Versatel’s registrar or foreign registrar from your name to the name of The Bank of New York or its agent when you deposit or withdraw shares
Registration or transfer fees
• The Bank of New York converts NLG to U.S. dollars	Expenses of The Bank of New York
• If The Bank of New York sends a cable, telex or facsimile transmission	You must pay Expenses of The Bank of New York (if expressly provided in the deposit agreement)
• The Bank of New York or the custodian pays taxes and other governmental charges on any ADR or underlying share, such as stock transfer taxes, stamp duty or withholding taxes	Your proportionate share of those taxes or charges

Payment of Taxes

      The Bank of New York may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If The Bank of New York sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If Versatel:	Then:
• Changes the nominal or par value of its shares	The cash, shares or other securities received by The Bank of New York will become deposited securities
• Reclassifies, splits up or consolidates any of the deposited securities	Each ADR will automatically represent its equal share of the new deposited securities.
• Recapitalizes, reorganizes, merges, liquidate, sells all or substantially all of its assets, or takes any similar action	The Bank of New York may with Versatel’s approval, and will if Versatel asks it to, execute and deliver additional ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs, identifying the new deposited securities.

Amendment and Termination

      Versatel may agree with The Bank of New York to amend the deposit agreement and the ADRs without your consent for any reason, which amendments shall be binding upon the holders of the ADRs. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or certain expenses of The Bank of New York, or prejudices an important right of ADR holders, it will only become effective 30 days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the agreement as amended.

      The Bank of New York will terminate the deposit agreement if Versatel asks it to do so. The Bank of New York may also terminate the deposit agreement if The Bank of New York has told Versatel that it would like to resign and Versatel has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify you at least 90 days before termination.

      After termination, The Bank of New York and its agents will be required to do only the following under the deposit agreement: (1) collect dividends and distributions on the deposited securities, (2) deliver shares and other deposited securities upon cancellation of ADRs, and shall sell rights as provided in the deposit agreement. One year after termination, The Bank of New York may sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The Bank of New York’s only obligations will be to account for the money and other cash and with respect to indemnification. After termination our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

      The Bank of New York upon the written request or with the written approval of Versatel, may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of The Bank of New York. A co-transfer agent may require evidence of your authority and compliance with applicable laws and will be entitled to protection and indemnity to the same extent as The Bank of New York.

Limitations on Obligations and Liability to ADR Holders

      The deposit agreement expressly limits Versatel’s obligations and the obligations of The Bank of New York. It also limits Versatel’s liability and the liability of The Bank of New York. Versatel and The Bank of New York:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law or the articles of association of Versatel, or circumstances beyond their control from performing their obligations under the deposit agreement;

•	are not liable if either exercises, or fails to exercise, discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any advice of or information from legal counsel, accountants, any person depositing shares, any ADR holder or any other person whom they believe in good faith is competent to give them that advice or information.

      In the agreement, Versatel and The Bank of New York agree to indemnify each other under specified circumstances.

Requirements for Depositary Actions

      Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares, The Bank of New York may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities, as well as the fees and expenses of The Bank of New York;

•	production of satisfactory proof of the identity of the person presenting shares for deposit or ADRs upon withdrawal and genuineness of any signature or other information it deems necessary; and

•	compliance with laws or regulations relating to ADRs or to the withdrawal of deposited securities and any such reasonable regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

      The Bank of New York may refuse to deliver, transfer, or register transfers of ADRs generally when the transfer books of The Bank of New York, or Versatel are closed or at any time if The Bank of New York or Versatel thinks it advisable to do so.

      You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (1) The Bank of New York or Versatel has closed its transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) Versatel is paying a dividend on the shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

      This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

      In certain circumstances described below, subject to the provisions of the deposit agreement, The Bank of New York may issue ADRs before deposit of the underlying shares. This is called a pre-release of the ADRs. The Bank of New York may also deliver shares upon the receipt and cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

(1)	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer, as the case may be:

•	owns the shares or ADRs to be remitted;

•	will assign all beneficial rights, title and interest in the ADRs or shares to The Bank of New York and for the benefit of the holders; and

•	will not take any action with respect to the ADRs or shares that is inconsistent with the assignment of beneficial ownership (including, without the consent of The Bank of New York, disposing of the ADRs or shares) other than in satisfaction of the pre-release;

(2)	the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and

(3)	The Bank of New York must be able to close out the pre-release on not more than five business days’ notice.

      In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

Reports and Other Communications

      The Bank of New York will make available for your inspection at its Corporate Trust Office any reports and communications, including any proxy soliciting material, it receives from Versatel, if those reports and communications are both (a) received by The Bank of New York as the holder of the deposited securities and (b) made generally available by Versatel to the holders of the deposited securities. The Bank of New York will also, upon written request, send you copies of those reports it receives from Versatel. Versatel will provide those reports and communications, including any proxy soliciting material, in English.

Inspection of Transfer Books

      The Bank of New York will keep books for the registration and transfer of ADRs, which will be open for your inspection at all reasonable times. You will only have the right to inspect those books if the inspection is for the purpose of communicating with other owners of ADRs in connection with the business of Versatel or a matter related to the agreement or the ADRs.

DESCRIPTION OF WARRANTS

      The warrants that will be issued to our shareholders as part of the exchange offer will have the following terms.

General

      Each warrant, when exercised, will entitle the holder thereof to receive one fully paid and non-assessable ordinary share of Versatel at an exercise price of €1.50 per share. Such ordinary shares, when issued and paid for, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all liens, charges and security interests. The warrants will be governed by Netherlands law. Versatel has appointed               as trust officer, to administer the exercise of the warrants, to receive payment of the exercise price on behalf of Versatel and deliver any shares issuable by Versatel upon exercise of any warrant to the holder thereof.

Exercise

      The warrants will become immediately exercisable upon issuance. Unless earlier exercised, the warrants will expire two years after the date of issuance. Versatel will give notice of expiration not less than 30 nor more than 60 days prior to such expiration date to the holders of the then outstanding warrants, by publishing a notice in the Financieele Dagblad in The Netherlands and the Financial Times in the United Kingdom. If Versatel fails to give such notice, the warrants will nevertheless expire and become void on the expiration date.

      In order to exercise all or any of the warrants, the holder thereof is required to surrender to the office of                                      , the related registered certificate issued by Versatel or a bank deposit statement in form acceptable to Versatel representing the warrants with the accompanying form of election to purchase properly completed and executed, and to pay in full the exercise price for each ordinary share issuable upon exercise of such warrants. The exercise price may be paid in cash or by bank check or by wire transfer to an account designated by the trust office on behalf of Versatel for such purpose. Upon surrender of the warrant certificate or bank deposit statement and payment of the exercise price, Versatel will issue ordinary shares for each warrant evidenced by such warrant certificate. Versatel will only issue shares at the end of each month during the exercise period in respect of any warrants exercised during such month. If less than all of the warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of warrants. No fractional ordinary shares will be issued upon exercise of the warrants. No service charge will be made for any exercise of a warrant upon surrender of any warrant certificate.

      The holders of unexercised warrants are not entitled, by virtue of being such holders, to receive dividends, to vote, to consent, to exercise any preemptive rights or to receive notice as shareholders of Versatel in respect of any shareholders meeting for the election of directors of Versatel or any other purpose or to exercise any other rights whatsoever as shareholders of Versatel.

      In the event a bankruptcy or reorganization is commenced against Versatel, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by Versatel or a court-appointed receiver with approval of the bankruptcy court. As a result, holders of the warrants may not, even if sufficient funds are available, be entitled to receive any consideration or may receive an amount less than they would be entitled to receive if they had exercised their warrants prior to the commencement of any such bankruptcy or reorganization.

Adjustments

      The exercise price and the number of ordinary shares issuable upon exercise of a warrant will not be subject to any adjustment in the future and the warrants will not otherwise have the benefit of any anti-dilution provisions.

Sufficient Authorized Share Capital

      We have and will maintain an authorized share capital sufficient for the issuance of such number of ordinary shares as will be issuable upon the exercise of all outstanding warrants. Such ordinary shares, when issued and paid for in accordance with Netherlands law, will be duly and validly issued, fully paid and nonassessable, free of preemptive rights and free from all liens, charges and security interests.

Listing

      An application will be made to list the warrants on the Official Segment of Euronext Amsterdam N.V.

THE PLAN OF COMPOSITION

      We have negotiated the terms of the exchange offer and consent solicitation, the plan of composition and the plan of reorganization with an ad hoc committee of holders of notes, whose members have entered into an agreement with us to support the exchange offer and consent solicitation and the plan of composition and plan of reorganization. The committee is part of a wider group of bondholders that collectively owns approximately 74% of our outstanding notes. The committee collectively holds 33% of our outstanding notes. See “The Exchange Offer — Lock-Up Agreement.”

      If less than 99% of all notes currently outstanding are tendered in the exchange offer, but we receive sufficient votes for the plan of composition to be adopted and to seek ratification by the Dutch Court, we currently intend to file a petition for suspension of payments with and submit the plan of composition to a Netherlands court, and we may also file a chapter 11 petition in a U.S. bankruptcy court pursued concurrently with such Dutch suspension of payments proceeding.

General

      Upon filing a request for suspension of payments with the Dutch Court, the Dutch Court will immediately grant a preliminary suspension of payments (voorlopige surseance van betaling) and will appoint one or more administrators (bewindvoerders), usually a lawyer specializing in bankruptcy law. Usually at the same time, or at a later date, the Dutch Court may appoint one of its members as supervisory judge (rechter-commissaris) to advise the administrators upon their request. Suspension of payments only affects the unsecured and non-preferential creditors of the company. Claims only have priority in the event such right of priority is provided for in Dutch law. The most important claims with a right of priority are claims of the tax and social security authorities, claims of estate creditors (boedelcrediteuren) and secured claims such as pledges or mortgages. Estate creditors can only exist pursuant to special provisions of the Dutch Bankruptcy Act or other statutes or pursuant to acts or omissions by the company and the administrator(s) jointly.

      During suspension of payments a company cannot be forced by its ordinary creditors (i.e. unsecured and non-preferential creditors) to pay its obligations to the extent that they are due and payable on the date of commencement of suspension of payments, and all enforcement procedures already commenced will be stayed. Enforcement procedures already commenced by secured or preferential creditors will not be stayed as a result of the suspension of payments. Prejudgment attachments initiated before the date of commencement of suspension of payments will lapse by operation of law as soon as the preliminary suspension of payments is converted into a definitive suspension of payments. Any suspension of payments procedure will only be initiated in respect of Versatel Telecom International N.V., the holding company. Our operating subsidiaries will not directly be affected by the suspension of payments.

      In principle, a suspension of payments procedure does not change the validity or the content of an agreement entered into by the company. If an agreement contains rights and obligations for both parties and neither of the parties has completely fulfilled its obligations, the counterparty of the company is entitled to request in writing from both the company and the administrator that they declare within a reasonable period of time that they will perform their obligations under the agreement. If the administrator and the company fail to reply affirmatively within such period of time they lose the right to demand performance under the agreement from the counterparty. The counterparty may subsequently choose to rescind the agreement. The Dutch Bankruptcy Act provides for specific rules for the termination of lease agreements and labor law agreements.

      The Dutch Court may at its discretion or at the request of the administrator(s) decide to impose a standstill period (afkoelingsperiode) for an initial duration of up to one month, which may be extended by up to one month. During the standstill period no creditor whether secured, preferential or unsecured and non-preferential may take recourse against assets of the estate or claim possession of assets that are in the power of the company (in de macht van de schuldenaar).

      Since we will present the plan of composition at the same time as the petition for suspension of payments, although it is at the discretion of the Dutch Court, we expect that the Dutch Court will immediately set a date for a creditors’ meeting in which the ordinary creditors will vote on the plan of composition. If the Court does not immediately set a date for a creditors’ meeting to vote on the plan of composition, then it will set a date for a creditors’ meeting to vote on the conversion of the preliminary suspension of payments into a definitive suspension of payments. It is uncertain whether the plan of composition may be voted on at that creditors’ meeting on the conversion of the preliminary suspension of payments. During the suspension of payments, the administrator will manage the company together with the management of the company. The management of the company is no longer entitled to administer and dispose of assets without the consent of the administrator. Although the same principle applies mutatis mutandis for the administrator, it is in practice the administrator who has the final word during the suspension of payments.

      The administrator will inform all known creditors of the company, of the suspension of payments, of the date of the creditors’ meeting if already set by the Dutch Court, of the date prior to which each ordinary creditor must file its claim with the administrator, that the company presented a plan of composition together with the request for suspension of payments, and that this plan of composition is filed with the clerk’s office of the Dutch Court (griffie).

      Creditors may file their claims with the administrator in the form of a written statement of claim, indicating the type and amount of the claim. The claims on the list prepared by the administrator will be in euros. Any claim in another currency will be exchanged for a claim in euros, using the date of suspension of payments as the exchange rate date. According to Dutch bankruptcy law, if an interest bearing claim (rentedragende vordering) is placed on the list of admitted claims, only the interest that was due on the date of commencement of suspension of payments is allowed on that list. The claims will be verified by the administrator (and the company) and the administrator will decide whether to dispute any such claims. The administrator will prepare a list with all claims including a statement whether such claims are disputed (betwist) or recognized (erkend) by the administrator. Ultimately seven days before the creditors’ meeting, the administrator will file this list with the Dutch Court. Creditors who file their claims after this date but no later than two days prior to the creditors’ meeting may only be admitted if neither the administrator nor any creditor present at the creditors’ meeting objects to adding such claim to the list of creditors. However, this restriction does not apply to foreign (i.e., non-Dutch) creditors if such creditor demonstrates that it was unable to file its claim earlier because of the fact that the creditor is located outside The Netherlands. Ultimately, it is the supervisory judge that decides whether a creditor who files its claim late will be placed on the list of creditors.

      The creditors’ meeting at which the creditors will vote on the plan of composition will be held at a date set by the Dutch Court at the moment of granting a preliminary suspension of payments or at any time thereafter, which date may be postponed by a decision of the supervisory judge, either at the request of the administrator(s) or at its own discretion. At the creditors’ meeting the administrator will present his written report on the plan of composition. In practice, the administrator will send this report on a confidential basis to the Dutch Court several days before the meeting. The company is entitled to provide additional information with respect to the proposed plan of composition during the creditors’ meeting and defend the proposed plan of composition (by way of its attorney). Each creditor and also the company may, during the creditors’ meeting, object to claims that were admitted or already rejected by the administrator. The administrator is entitled to object to any claim, even if he had previously admitted such claim. The supervisory judge will make notes of all objections or admissions of each claim on the list of claims.

      The list of claims merely serves to determine (a) which ordinary creditors will be permitted to vote on the plan of composition and (b) for which amount each claim will be admitted. Creditors of all admitted and recognized claims will be able to participate in the voting on the plan of composition. The supervisory judge will, at his discretion, decide whether creditors with disputed claims will be admitted to vote on the plan of composition and for what amount. A recognized claim is any claim that is recognized by the administrator and not disputed by the company or other creditors. An admitted claim is any claim admitted by the supervisory judge to vote on the plan of composition. The plan of composition must be approved by two-thirds in number of the admitted and recognized creditors representing three-quarters in amount of the admitted and recognized claims. As a consequence hereof, recognized or admitted creditors that were not present at the creditors’ meeting (either in person or by proxy), or recognized or admitted creditors that were present but abstained from voting at the creditors’ meeting, shall effectively be considered to have voted against the plan of composition.

      According to the Dutch Bankruptcy Act creditors who are not affected by the suspension of payments should refrain from filing their claim with the administrator and should refrain from voting at the creditors’ meeting. If they do file their claim and vote at the creditors’ meeting, they will forfeit their security rights or priority and consequently those rights become unenforceable under Dutch law.

      In the event that the creditors decide not to approve the plan of composition at the creditors’ meeting, the supervisory judge will immediately inform the Dutch Court. The Dutch Court may at its discretion declare the company bankrupt. Although such a declaration would immediately put us into liquidation, it would be open to appeal by us, within 8 days thereafter. Should the Dutch Court decide not to declare the company bankrupt, the suspension of payments will end, generally 8 days after the creditors’ meeting. Since we anticipate obtaining a waiver of all defaults relating to such suspension of payments prior to filing our petition for suspension of payments, the notes should in that event not have been accelerated as a result of the petition.

      At the creditors’ meeting the supervisory judge will set a date at which the Dutch Court will consider ratification (homologatie) of the plan of composition, provided it has been approved by the creditors’ meeting. This date should be between eight and fourteen days after the creditors’ meeting. However, the Dutch Court can postpone the date on which it will consider the ratification of the plan. During the hearing on the ratification and before the ratification takes place, the administrator and the ordinary creditors are entitled to inform the Dutch Court of their opinion regarding the ratification of the plan of composition, and the supervisory judge will render a written report on the plan of composition that will be submitted with the Dutch Court.

      The Dutch Court must refuse to ratify the plan of composition if one or more of the following conditions exist:

•	the liquidation value of our assets exceeds the amount agreed to be paid pursuant to the plan;

•	the performance of the plan is not sufficiently guaranteed;

•	the plan was reached by means of a fraudulent act or the preferential treatment of one or more creditors or by other unfair means, regardless of whether or not we or any party cooperated to that effect; or

•	the fees and expenses of the experts and the administrator(s) have not been paid to the administrator(s), or security has not been issued for them.

      In addition, the Dutch Court may refuse the ratification of the plan of composition, even if our creditors have approved it, on other grounds or at its discretion (ambtshalve). The Dutch Court may also, at its discretion, declare us bankrupt simultaneously with its refusal to ratify the plan. Such a declaration would immediately put us into liquidation, although this decision may be appealed by us within 8 days thereafter. If the Dutch Court does not ratify the plan of composition and does not declare us bankrupt, the suspension of payments will come to an end, generally eight days after the date of the ratification hearing. Since we anticipate obtaining a waiver of all defaults relating to such suspension of payments prior to filing our petition for suspension of payments, the notes should in that event not have been accelerated as a result of such petition.

      The ratification of the plan of composition is open to appeal to the Court of Appeal by our creditors that opposed the plan of composition at the creditors’ meeting or by creditors that were not present at such meeting, within eight days of the date of the ruling (beschikking) on the ratification by the Dutch Court. In the event that the Dutch Court refuses ratification, both the company and the creditors who voted in favor of the plan of composition at the creditors’ meeting may appeal against the ruling of the Dutch Court, within 8 days of such ruling. The subsequent ruling of the Court of Appeal is open to appeal (cassatie) in the same way and within the same time of the ruling of the district court.

      Once the plan of composition is ratified and this decision is no longer open to appeal, the plan of composition is binding on all ordinary creditors, irrespective of the fact whether or not they did file their claims and/or participated in the creditors’ meeting and whether or not they voted in favor of the plan of composition. As a consequence thereof, creditors who did not file their claim with the administrator will nevertheless be entitled to claim distribution under the plan of composition.

      The Dutch Court’s decision on the ratification of the plan of composition together with the minutes of the ratification hearing (proces-verbaal van de homologatiezitting) constitutes a writ of execution with respect to the distribution to be made under the plan of composition for those creditors who have filed their claims with the administrator, have been permitted to vote and are mentioned in the minutes of the ratification hearing and whose claims have not been disputed by the company. The creditors who have not obtained a writ of execution in this way must initiate regular legal proceedings against the company before the competent court in order to obtain a writ of execution in respect of their entitlement under the plan of composition. The plan of composition must provide for reserves in respect of disputed claims even if the exact amount of such claim is not exactly known. The suspension of payments will end as soon as the ratification of the plan of composition becomes final and non-appealable. If no timely payment is made, each creditor affected thereby may request dissolution of the plan by the Dutch Court. In that case, we would be required to prove that we fulfilled our obligations under the plan. The Dutch Court may grant us a postponement of one month in order to fulfil our obligations. If the Dutch Court dissolves the plan, it will declare us bankrupt.

      Dutch bankruptcy law provides that in a bankruptcy proceeding that immediately follows a suspension of payments proceeding we may not offer a plan of composition if we have already offered a plan of composition in the prior suspension of payments proceeding.

The Plan of Composition offered by Versatel

      The plan of composition offers different consideration to holders of each series of notes. This is because each series of notes has a market value which differs from the market value of each of the other series due to their different interest coupons and different maturity dates. The consideration offered by Versatel to the holders of notes and to its other creditors is as follows:

      Holders of High Yield Notes. Under the plan of composition, each holder of a high yield note will receive the following consideration for every $1,000 or €1,000, as the case may be, in principal amount of high yield notes beneficially owned:

Security					Consideration

	Principal Amount
Principal Amount	Outstanding	Currency	Coupon	Maturity	Cash	Shares

$225 million	$215 million	U.S. dollars	13 1/4%	2008	$220.00	233.77
$150 million	$150 million	U.S. dollars	13 1/4%	2008	$220.00	233.77
$180 million	$177 million	U.S. dollars	11 7/8%	2009	$202.50	233.77
€120 million	€113 million	euro	11 7/8%	2009	€202.50	203.45
€300 million	€300 million	euro	11 1/4%	2010	€197.50	203.45

      In addition, such holders will receive accrued cash interest on the notes from the most recent date of payment of interest on each series of notes to March 31, 2002. No other consideration will be paid including any accrued non cash interest or payments in respect of any accretion on the initial principal amount of our convertible notes. Any interest paid after March 31, 2002 on any series of notes but before the granting of the suspension of payments will reduce the cash offered under the plan in respect of such series of notes by the same amount.

      Holders of Convertible Notes. Under the plan of composition, each holder of a convertible note will receive the following consideration for every $1,000 or €1,000, as the case may be, in initial principal amount of convertible notes beneficially owned:

Security					Consideration

	Initial
	Principal Amount
Initial Principal Amount	Outstanding	Currency	Coupon	Maturity	Cash	Shares

€300 million	€300 million	euro	4%	2004	€147.50	234.37
€360 million	€360 million	euro	4%	2005	€147.50	234.37

      In addition, such holders will receive accrued cash interest on the notes from the most recent date of payment of interest on each series of notes to March 31, 2002. No other consideration will be paid including any accrued non cash interest or payments in respect of any accretion on the initial principal amount of our convertible notes. Any interest paid after March 31, 2002 on any series of notes but before the granting of the suspension of payments will reduce the cash offered under the plan in respect of such series of notes by the same amount.

      All other creditors. Under the plan of composition, all other ordinary creditors of Versatel will receive payment in cash in full. The suspension of payments does therefore not affect the amounts due by Versatel to all other creditors, but it does affect the timing of such payments. Any claims due and payable on or prior to the date of the suspension of payments and any pre-existing claims that become due and payable during the suspension of payments, will be paid as promptly as practicable after the date that ratification of the plan of composition has become final and non-appealable, but in any event within 42 days of such date. Any pre-existing claims that become due and payable only after the plan of composition has been ratified will be paid within 42 days of such claims becoming due and payable.

THE PLAN OF REORGANIZATION

      We have negotiated the terms of the exchange offer and consent solicitation, the plan of reorganization and the plan of composition with an ad hoc committee of holders of notes, whose members have entered into an agreement with us to support the exchange offer and consent solicitation and the plan of composition and plan of reorganization. The committee is part of a wider group of bondholders that collectively owns 74% of our outstanding notes. The committee collectively holds 33% of our outstanding notes.

      WE HAVE NOT COMMENCED A CASE UNDER CHAPTER 11 OF THE U.S. BANKRUPTCY CODE AT THIS TIME AND WE FULLY INTEND TO PAY OUR INDEBTEDNESS AS IT BECOMES DUE. HOWEVER, WE MAY DECIDE, IF THE EXCHANGE OFFER CANNOT BE CONSUMMATED, TO COMMENCE A CHAPTER 11 CASE IN ORDER TO EFFECT THE TENDER OF THE NOTES. THIS PROSPECTUS SOLICITS VOTES WITH RESPECT TO THE PLAN OF REORGANIZATION IN ADVANCE OF THE FILING OF A CHAPTER 11 PETITION AND CONTAINS INFORMATION RELEVANT TO A DECISION TO ACCEPT OR REJECT THE PLAN.

      NOTWITHSTANDING THE FOREGOING, WE RESERVE OUR RIGHT TO PURSUE OTHER OPTIONS, AND THE SOLICITATION OF VOTES WITH RESPECT TO THE PLAN OF REORGANIZATION DOES NOT COMMIT US TO FILE UNDER CHAPTER 11 OR CONSTITUTE A WAIVER OF OUR RIGHT TO SEEK ALTERNATIVE RELIEF. OUR BOARD OF SUPERVISORY DIRECTORS HAS NOT AT THIS TIME AUTHORIZED THE COMPANY TO FILE A PETITION UNDER CHAPTER 11 OF THE U.S. BANKRUPTCY CODE AND MAY IN ITS DISCRETION CHOOSE TO PURSUE OTHER ALTERNATIVES IF THE EXCHANGE OFFER IS NOT CONSUMMATED.

      Please read this prospectus and the plan of reorganization completely and carefully and consult with counsel before voting on the plan of reorganization. Although we believe that the exchange offer is in the best interests of the company and the holders of all its securities, including shareholders, in the event the exchange offer cannot be consummated and in order to allow us to restructure our indebtedness in the quickest and least costly manner, we are soliciting acceptances of the plan from holders of high yield notes, holders of convertible notes, and our shareholders pursuant to section 1126(b) of the U.S. bankruptcy code.

      The decision to vote on the plan of reorganization is completely independent of the decision whether or not to tender notes pursuant to the exchange offer. Acceptance or rejection of the exchange offer will not constitute acceptance or rejection of the plan. Therefore, all holders of notes are encouraged to vote to accept or reject the plan of reorganization regardless of whether they choose to participate in the exchange offer, and all holders of shares are encouraged to vote to accept or reject the plan of reorganization. In addition, holders of notes should not return their notes with the ballot.

      Please note that a vote by a holder of notes or by a shareholder to accept the plan of reorganization or a failure to object to confirmation of the plan of reorganization does not constitute the acceptance or acknowledgment by that holder or that shareholder of the accuracy of any of the statements, representations, valuations, forecasts or other information contained in this prospectus and may not be used by the company or any other person as an admission of any kind on the part of that holder or that shareholder. A vote by any such holder or shareholder to accept the plan of reorganization may be used by the company solely for purposes of determining and representing to the U.S. bankruptcy court the acceptance or rejection of the plan of reorganization by the class into which such holder’s or shareholder’s claim has been placed.

      The following is a summary of certain of the more significant matters to occur either pursuant to or in connection with confirmation of the plan of reorganization, and is qualified in its entirety by reference to all of the provisions of the plan of reorganization, a copy of which is included as Appendix A to this prospectus. All holders of claims are urged to review the plan carefully. The plan, if confirmed, will be binding upon the company and all holders of claims and interests. See “Solicitation and Voting—Voting by Holders of Notes and Shareholders”.

General

      Chapter 11 is the principal business reorganization chapter of the U.S. bankruptcy code. Under chapter 11, a company is authorized to reorganize its business for the benefit of its creditors and other parties in interest. In permitting the rehabilitation of a company, one of the principal goals of chapter 11 is to promote equality of treatment of creditors and equity security holders of equal rank with respect to the distribution of a company’s assets. In furtherance of these two goals, upon the filing of a chapter 11 petition, section 362 of the U.S. bankruptcy code generally provides for an automatic stay of substantially all acts and proceedings against the company and its property, including all attempts to collect claims or to enforce liens that arose prior to the commencement of the company’s chapter 11 case.

      The consummation of a plan of reorganization is the principal objective of a chapter 11 reorganization case. A plan sets forth the means for satisfying claims against, and interests in, a company. Confirmation of a plan by the U.S. bankruptcy court makes the plan binding upon the company and any creditor or equity security holder of the company. Subject to certain limited exceptions, the confirmation order discharges the company from any indebtedness that arose prior to the date of confirmation of the plan and substitutes therefor the obligations specified in the confirmed plan.

      Our plan of reorganization provides specified distributions to the various classes of holders of claims against, and interests in Versatel Telecom Interntional N.V., the holding company. We believe that treatment of all claims against and interests in the company provided for in the plan of reorganization reflects an appropriate resolution of such claims and interests, taking into account the differing nature and priority of such claims and interests and the provisions of the U.S. bankruptcy code. The U.S. bankruptcy court must find, however, that a number of statutory tests are met before it may confirm the plan of reorganization. See “— Means for Implementation of the Plan of Reorganization — Confirmation of the Plan of Reorganization Without Acceptance by All Voting Classes”.

      Relatively few chapter 11 cases are filed by companies holding substantially all of their assets outside of the United States, such as Versatel. Although the power of a U.S. bankruptcy court to enforce its orders outside the United States is subject to limitations, we believe that our plan of reorganization is based on principles that result in the plan being feasible and capable of successful implementation.

Solicitation of Votes on the Plan of Reorganization

      We hereby solicit from (a) holders of high yield notes (classified in classes 4, 5, 6 and 7 under the plan), (b) holders of convertible notes (classified in class 8 under the plan, and (c) our shareholders (classified in class 9 under the plan), votes on the plan of reorganization under chapter 11 of the U.S. bankruptcy code.

      If we do not receive tenders of notes pursuant to the exchange offer that are sufficient to permit its consummation (or we are unable to satisfy any other condition precedent to the closing of the exchange offer), but we do obtain acceptances that are sufficient to obtain confirmation of the plan of reorganization by the U.S. bankruptcy court, we may seek relief under chapter 11 of the U.S. bankruptcy code and attempt to use such acceptances to obtain confirmation of the plan. Accordingly, if, by the expiration date, (a) holders of at least two-thirds in principal amount of notes and more than one-half in number of holders of notes in classes 4, 5, 6 and 7 and class 8 voting on the plan have voted to accept the plan, but less than 99% of the principal amount of the notes has been validly tendered in the exchange offer, we may elect to file a petition under chapter 11 of the U.S. bankruptcy code and to use the acceptances solicited pursuant to this prospectus to seek, as promptly as practicable, confirmation of the plan of reorganization under chapter 11 of the U.S. bankruptcy code. Because, under the U.S. bankruptcy code, only the votes of holders of claims and interests who vote to accept or reject the plan will be counted for purposes of determining acceptance or rejection of the plan, the plan could be approved by holders of notes with the affirmative vote of significantly less than two-thirds in amount and one-half in number of notes and holders of significantly less than two-thirds in an amount of shares.

      Notwithstanding the results of the exchange offer, our decision whether or not to file the plan of reorganization or the U.S. bankruptcy court’s decision whether or note to confirm the plan, we reserve our right to seek alternative remedies, including the pursuit of insolvency proceedings under U.S. or other law. See “Risk Factors — Risks Relating to U.S. Bankruptcy” and “Risk Factors — Risks Relating to Dutch Moratorium of Payments”.

Classification of Claims and Interests

      Section 1123(a)(1) of the U.S. bankruptcy code requires a plan of reorganization to designate classes of claims and classes of interests. The plan segregates the various claims against, and interests in, the company into such classes.

      The U.S. bankruptcy code also provides that, except for certain claims classified for administrative convenience, the plan of reorganization may place a claim or interest in a particular class only if such claim or interest is substantially similar to the other claims or interests of such class. We believe that all claims and interests have been appropriately classified in the plan.

      To the extent that the U.S. bankruptcy court finds that a different classification is required for the plan of reorganization to be confirmed, we may seek (a) to modify the plan to provide for whatever reasonable classification might be required for confirmation and (b) to use the acceptances received from any holder of claims or interests pursuant to this solicitation for the purpose of obtaining the approval of the class or classes of which such holder ultimately is deemed to be a member. Any such reclassification of holders, although subject to the notice and hearing requirements of the U.S. bankruptcy code, could adversely affect the class in which such holder was initially a member, or any other class under the plan, by changing the composition of such class and the vote required for approval of the plan. There can be no assurance that the U.S. bankruptcy court, after finding that a classification was inappropriate and requiring a reclassification, would approve the plan based upon such reclassification. Except to the extent that modification of the classification of claims and interests under the plan adversely affects the treatment of a holder of claims or interests and requires resolicitation, we will, in accordance with the U.S. bankruptcy code and the U.S. bankruptcy rules, seek a determination by the U.S. bankruptcy court that acceptance of the plan by any holder of claims or interests pursuant to this solicitation will constitute a consent to the plan’s treatment of such holder regardless of the class as to which such holder is ultimately deemed to be a member.

      The U.S. bankruptcy code also requires that the plan of reorganization provide the same treatment for each claim or interest of a particular class unless the holder of a particular claim or interest agrees to a less favorable treatment of its claim or interest. We believe that we have complied with the requirement of equal treatment.

      Only classes that are impaired (as defined under section 1124 of the U.S. bankruptcy code) under the plan of reorganization are entitled to vote to accept or reject the plan, unless the class is deemed to have rejected the plan. As a general matter, a class of claims or interests is considered to be “unimpaired” under a plan of reorganization if the plan does not alter the legal, equitable and contractual rights of the holders of such claims or interests. Under the U.S. bankruptcy code, each holder of a claim or interest in a class that is unimpaired is conclusively presumed to have accepted the plan of reorganization. Holders of claims or interests in a class that will not receive or retain anything under the plan of reorganization are deemed to have rejected the plan. Any class of claims or interests that has no members as of the date of the commencement of the confirmation hearing by an allowed claim or an allowed interest, or a claim or interest temporarily allowed under rule 3018 of the U.S. bankruptcy rules, may be deemed deleted from the plan of reorganization for all purposes.

      The categories of claims and interests listed under “Classification and Treatment of Claims and Interests Under the Plan of Reorganization” classify claims and interests for all purposes, including voting, confirmation and distribution pursuant to the plan of reorganization and pursuant to sections 1122 and 1123(a)(1) of the U.S. bankruptcy code. A claim or interest shall be deemed classified in a particular class only to the extent that the claim or interest qualifies within the description of that class and shall be deemed classified in a different class to the extent that any remainder of such claim or interest qualifies within the description of such different class. A claim or interest is in a particular class only to the extent that such claim or interest is allowed in that class and has not been paid or otherwise settled prior to the effective date.

“Allowed” means, with reference to any claim or interest, any claim or interest, or that portion of a claim or interest, against the company: (a) proof of which was filed within the applicable period of limitation fixed by the U.S. bankruptcy court in accordance with U.S. bankruptcy rule 3003(c)(3) as to which (i) no objection to the allowance thereof, or action to equitably subordinate or otherwise limit recovery with respect thereto, has been interposed within the applicable period of limitation fixed by the plan of reorganization, the U.S. bankruptcy code, the U.S. bankruptcy rules or a Final Order or (ii) if an objection has been interposed, to the extent such claim or interest has been allowed (whether in whole or in part) by a final order of the U.S. bankruptcy court; (b) which, if no proof of claim was so filed, has been listed by a debtor in its schedules as liquidated in an amount and not disputed or contingent as to which (i) no objection to the allowance thereof, or action to equitably subordinate or otherwise limit recovery with respect thereto, has been interposed within the applicable period of limitation fixed by the plan of reorganization, the U.S. bankruptcy code, the U.S. bankruptcy rules or a final order of the U.S. bankruptcy court, (ii) any objection has been settled, waived, withdrawn or denied by a final order of the U.S. bankruptcy court, or (iii) if an objection has been interposed, to the extent such claim or interest has been allowed by a final order of the U.S. bankruptcy court; (c) which claim arises from the recovery of property under section 550 or 553 of the U.S. bankruptcy code and is allowed in accordance with section 502(h) of the U.S. bankruptcy code; (d) which claim or interest is allowed under the plan of reorganization; or (e) which claim or interest is allowed by a final order of the U.S. bankruptcy court; provided, however, that with reference to any claim or interest, the term “allowed” for purposes of distribution under the plan of reorganization shall not include, unless otherwise specified in the plan of reorganization, interest on such claim from the date that we file for relief under chapter 11 with the U.S. bankruptcy court.

      Section 510(b) of the U.S. bankruptcy code provides, among other things, that claims for damages arising from the purchase or sale of a security of the debtor are subordinated to all claims or interests represented by such security, except that if such security is common stock, such claim has the same priority as common stock. Under the plan of reorganization and in accordance with section 510(b) of the U.S. bankruptcy code, Versatel intends to treat the claims asserted against it in a class action complaint as having the same priority as common stock. For a description of this complaint, see “The Company — Legal Proceedings”. If such treatment is approved, then any claims established against the company in the class action complaint would be treated as common stock interests in the company under the plan. If such treatment were approved, then the amount of shares in the company to be retained by shareholders under the plan could be diluted by the amount of shares to be issued on account of any claims established in the class action complaint such that the total amount of shares to be held by holders of shares and those benefiting from the class action complaint would be an aggregate of 20% of the stock of Versatel.

Classification and Treatment of Claims and Interests under the Plan of Reorganization

      We expect that holders of claims and interests in the company will receive distributions under the plan of reorganization having a value not less than what otherwise would be distributed to such holders if our assets were liquidated under chapter 7 of the U.S. bankruptcy code. See “— Means for Implementation of the Plan of Reorganization — Confirmation of the Plan of Reorganization Without Acceptance By All Voting Classes” and “— Other Bankruptcy Considerations — Chapter 7 Liquidation”.

      The following describes the plan of reorganization’s classification of those claims against, and interests in, the company that are required to be classified under the U.S. bankruptcy code, and the treatment that the holders of allowed claims or allowed interests shall receive for such claims or interests.

      Class 1 — Secured Claims. Secured claims consist of all claims secured by a lien on collateral, as determined in accordance with section 506(a) of the U.S. bankruptcy code. Unless we and a holder of an allowed secured claim agree to less favorable treatment, each holder of an allowed secured claim shall receive one of the two following forms of alternative treatment:

(a)	Maintenance of Existing Rights. A holder of an allowed secured claim shall retain its lien securing its allowed secured claim to the extent of the allowed amount of its secured claim and (i) any default other than a default of the kind specified in section 365(b)(2) of the

U.S. bankruptcy code shall be cured; (ii) the maturity of the claim shall be reinstated as the maturity that existed before any default; (iii) the holder of the claim shall be compensated for any damages that occurred as the result of any reasonable reliance by the holder on any provision that entitled the holder to accelerate the maturity of the claim; and (iv) the other legal, equitable and contractual rights to which the claim entitles the holder shall not otherwise be altered; or

(b)	Full Payment. A holder of an allowed secured claim shall receive cash in the amount of its allowed secured claim on the effective date or, if such claim becomes allowed after the effective date, as soon as practicable after such claim becomes allowed.

      Class 1 is unimpaired and the holders of claims in class 1 are deemed to accept the plan of reorganization.

      Class 2 — Other Priority Claims. A “priority claim” is a claim for an amount entitled to priority under section 507(a) of the U.S. bankruptcy code, other than an administrative expense or a priority tax claim. Priority claims consist mainly of certain taxes and employee wages, vacation pay, severance, benefit plan payments, if any, and similar items. The U.S. bankruptcy court may permit many of the priority claims to be paid during the course of the chapter 11 case. To the extent not earlier paid, each holder of an allowed priority claim shall be paid either (a) in full on the later of (x) the effective date of the plan of reorganization or (y) as soon as practicable after such priority claim is allowed by a final order of the U.S. bankruptcy court, or (b) upon such other terms as the company and the holder of such allowed priority claim may agree.

      Class 2 is unimpaired and the holders of claims in class 2 are deemed to accept the plan of reorganization.

      Class 3 — General Unsecured Claims. Unsecured claims consist of any claim that arose or accrued before the petition date and is not an administrative expense claim, a priority claim, a secured claim, high yield note claim, convertible note claim or shareholder claim, an ordinary shareholder interest or an ordinary shareholder securities fraud claim. All allowed class 3 claims shall be reinstated on the effective date. Notwithstanding anything to the contrary set forth in the plan of reorganization, the holder of any such allowed class 3 claim shall retain its legal, equitable or contractual rights with respect to such allowed class 3 claim and shall be able to enforce any such legal, equitable or contractual rights against Versatel.

      Class 3 is unimpaired and the holders of claims in class 3 are deemed to accept the plan of reorganization.

      Class 4 — 13 1/4% High Yield Note Claims. 13 1/4% high yield note claims are claims arising under or related to the high yield notes or the indentures that govern the high yield notes. On the effective date, each holder of an allowed high yield note claim will receive the following consideration for every $1,000 or €1,000, as the case may be, in principal amount of high yield notes beneficially owned:

Security					Consideration

	Principal Amount
Principal Amount	Outstanding	Currency	Coupon	Maturity	Cash	Shares

$225 million	$215 million	U.S. dollars	13 1/4%	2008	$220.00	233.77
$150 million	$150 million	U.S. dollars	13 1/4%	2008	$220.00	233.77

      In addition, such holders will receive accrued cash interest on the notes from the most recent date of payment of interest on each series of notes to March 31, 2002. Any interest paid after March 31, 2002 on any series of notes but before the filing of the chapter 11 petition will reduce the cash offered under the plan in respect of such series of notes by the same amount.

      Class 4 is impaired and the holders of claims in class 4 are entitled to vote on the plan of reorganization.

      Class 5 — 11 7/8% U.S. Dollar High Yield Note Claims. 11 7/8% U.S. dollar high yield note claims are claims arising under or related to the high yield notes or the indentures that govern the high yield notes. On the effective date, each holder of an allowed high yield note claim will receive the following consideration for every $1,000 or €1,000, as the case may be, in principal amount of high yield notes beneficially owned:

Security					Consideration

	Principal Amount
Principal Amount	Outstanding	Currency	Coupon	Maturity	Cash	Shares

$180 million	$177 million	U.S. dollars	11 7/8%	2009	$202.50	233.77

      In addition, such holders will receive accrued cash interest on the notes from the most recent date of payment of interest on each series of notes to March 31, 2002. Any interest paid after March 31, 2002 on any series of notes but before the filing of the chapter 11 petition will reduce the cash offered under the plan in respect of such series of notes by the same amount.

      Class 5 is impaired and the holders of claims in class 5 are entitled to vote on the plan of reorganization.

      Class 6 — 11 7/8% Euro High Yield Note Claims. 11 7/8% euro high yield note claims are claims arising under or related to the high yield notes or the indentures that govern the high yield notes. On the effective date, each holder of an allowed high yield note claim will receive the following consideration for every $1,000 or €1,000, as the case may be, in principal amount of high yield notes beneficially owned:

Security					Consideration

	Principal Amount
Principal Amount	Outstanding	Currency	Coupon	Maturity	Cash	Shares

€120 million	€113 million	euro	11 7/8%	2009	€202.50	203.45

      In addition, such holders will receive accrued cash interest on the notes from the most recent date of payment of interest on each series of notes to March 31, 2002. Any interest paid after March 31, 2002 on any series of notes but before the filing of the chapter 11 petition will reduce the cash offered under the plan in respect of such series of notes by the same amount.

      Class 6 is impaired and the holders of claims in class 6 are entitled to vote on the plan of reorganization.

      Class 7 — 11 1/4% High Yield Note Claims. 11 1/4% high yield note claims are claims arising under or related to the high yield notes or the indentures that govern the high yield notes. On the effective date, each holder of an allowed high yield note claim will receive the following consideration for every $1,000 or €1,000, as the case may be, in principal amount of high yield notes beneficially owned:

Security					Consideration

	Principal Amount
Principal Amount	Outstanding	Currency	Coupon	Maturity	Cash	Shares

€300 million	€300 million	euro	11 1/4%	2010	€197.50	203.45

      In addition, such holders will receive accrued cash interest on the notes from the most recent date of payment of interest on each series of notes to March 31, 2002. Any interest paid after March 31, 2002 on any series of notes but before the filing of the chapter 11 petition will reduce the cash offered under the plan in respect of such series of notes by the same amount.

      Class 7 is impaired and the holders of claims in class 7 are entitled to vote on the plan of reorganization.

      Class 8 Convertible Note Claims. Convertible note claims are claims arising under or related to the convertible notes or the terms and conditions of the convertible notes. On the effective date, each holder of an allowed convertible note claim will receive the following consideration for every €1,000 in initial principal amount of convertible notes beneficially owned:

Security					Consideration

	Initial Principal
	Amount
Initial Principal Amount	Outstanding	Currency	Coupon	Maturity	Cash	Shares

€300 million	€300 million	euro	4%	2004	€147.50	234.37
€360 million	€360 million	euro	4%	2005	€147.50	234.37

      In addition, such holders will receive accrued cash interest on the notes from the most recent date of payment of interest on each series of notes to March 31, 2002. Any interest paid after March 31, 2002 on any series of notes but before the filing of the chapter 11 petition will reduce the cash offered under the plan in respect of such series of notes by the same amount.

      Class 8 is impaired and the holders of claims in class 8 are entitled to vote on the plan of reorganization.

      Class 9 — Ordinary Shareholder Interests. Ordinary shareholder interests are an interest in ordinary shares including, but not limited to, all issued, unissued, authorized or outstanding ordinary shares of Versatel, together with any warrants, options or contract rights to purchase or acquire such interest at any time.

      Class 9 is impaired and the holders of interests in class 9 are entitled to vote on the plan of reorganization.

      Class 10 — Ordinary Shareholder Securities Fraud Claims. Ordinary shareholder securities fraud claims means all claims, including unknown claims, demands, rights, liabilities and causes of action of any kind whatsoever, known or unknown, asserted or which might have been, or might in the future be, asserted in a direct, derivative or other capacity against any person or entity arising out of, relating to, or in connection with: (i) the purchase, sale or other decision or action made or taken, or declined, failed or refused to be made or taken, or otherwise foregone, concerning or relating to Versatel is ordinary shares, (ii) the facts, transactions, events, occurrences, acts, representations, disclosures, statements, omissions, or failures to act which were alleged or could have been alleged in any pending litigation asserted against Versatel, whether asserted individually or on behalf of a class of plaintiffs, which generally arise from allegations of alleged acts or omissions of the debtor or any other person or entities prior to the petition date with respect to or concerning Versatel ordinary shares.

      Class 10 is impaired and the holders of interests in class 10 are deemed to reject the plan of reorganization.

Discharge and Release of Claims and Interests; Binding Effect

      The plan of reorganization provides, in accordance with U.S. law, that, except as otherwise specifically provided in the plan, the distributions and rights that are provided therein shall be in full and final satisfaction, discharge and release of all claims against, liabilities of, liens on property of, obligations of and interests in the company whether contingent or matured, which arose before the confirmation date, regardless of whether a proof of claim or interest was filed, the claim is allowed or the holder of the claim or interest has voted on the plan. Under U.S. law, the effect of discharging a claim or interest is to release the company in full from any obligations to make payments with respect to such claim or interest, other than those specifically provided by the plan, and to prohibit any collection efforts by the holder of such a claim or interest not consistent with the plan. The plan further provides that the foregoing satisfaction, discharge and release shall also act as an injunction against any holder of a claim or interest commencing or continuing any action, employment of process, or act to collect, offset or recover any claim or interest against the company, Versatel, or any of our and Versatel’s affiliates, agents, attorneys, consultants and advisors, or any of their assets or properties based on any transaction or other activity of any kind that occurred prior to the effective date.

Exculpation Clause

      The plan of reorganization provides that, subject to certain exceptions, each holder of any claim or interest that has accepted the plan, whose claim or interest is part of a class that has accepted (or is conclusively deemed to accept) the plan, or that is entitled to receive a distribution of property under the plan, and each releasee, is deemed (a) to release, upon the effective date, any and all rights, causes of action and claims, in law or equity, whether based on tort, fraud, contract or otherwise, which they, individually or collectively, possessed prior to or after the effective date or may possess against any releasee with respect to released liabilities of such releasee and (b) to forever covenant with each releasee not to sue, assert any claim against or otherwise seek recovery from, any releasee, whether based upon tort, fraud, contract or otherwise, in connection only with any released liabilities of a releasee.

      In addition, the plan of reorganization contains an exculpation clause that provides that neither we nor Versatel nor our or any of their respective officers, directors, employees, attorneys, accountants, financial advisors, representatives or agents, shall have or incur any liability to any holder of a claim or interest for any actions taken or omitted to be taken in good faith under or in connection with or arising out of or relating to confirmation of the plan or the administration of the plan or the property to be distributed under the plan.

Revesting

      On the effective date, title to all of our property shall revest in Versatel free and clear of all liens, claims, charges, encumbrances and interests, except as provided in the plan of reorganization; provided, however, that any liens on or security interests in property of the estate that secure postpetition claims shall attach to such property on and after the effective date until such postpetition claims have been satisfied in full.

Corporate Governance; Directors and Officers; Corporate Action

(a)	Subject to any requirement of bankruptcy court approval pursuant to section 1129(a)(5) of the U.S. bankruptcy code, as of the effective date, the initial officers of Versatel shall be the officers of the company immediately prior to the effective date. On the effective date, the directors designated by the company prior to the confirmation date shall serve as directors of Versatel. Pursuant to section 1129(a)(5), we will disclose, on or prior to the confirmation date, the identity and affiliations of any person proposed to serve on the initial boards of supervisory directors and managing directors of Versatel (which persons shall have been designated by us), and, to the extent such person is an insider, the nature of any compensation for such person. The classification and composition of the boards of supervisory directors and managing directors of Versatel shall be consistent with the amended articles of association. Each such supervisory director, managing director and officer shall serve from and after the effective date pursuant to the terms of the amended articles of association, the other constituent documents of Versatel and Dutch corporate law, as applicable.

(b)	On the effective date, the adoption of the amended articles of association, the adoption of the amended by-laws or similar documents, the selection of directors and officers for Versatel and all other actions contemplated by the plan of reorganization, shall be authorized and approved in all respects (subject to the provisions of the plan). All matters provided for in the plan involving our corporate structure or the corporate structure of Versatel, and any corporate action required by us or Versatel in connection with the plan, in the name of and on behalf of Versatel, shall be deemed to have occurred and shall be in effect, without any requirement of further action by the security holders or directors of the company or Versatel. On the effective date, the appropriate officers of Versatel and members of the boards of supervisory directors and managing directors of Versatel are authorized and directed to issue, execute and deliver the agreements, documents, securities and instruments contemplated by the plan, in the name of and on behalf of Versatel.

Cancellation of Notes

      On the effective date, (a) all notes, agreements, and securities evidencing claims in classes 4, 5, 6 and 7 (high yield note claims) and 8 (convertible note claims), and, in each case, the rights of the holders thereof thereunder, including, without express or implied limitation, in the case of classes 4, 5, 6 and 7, the high yield notes, the indentures governing the high yield notes, the convertible notes, and the terms and conditions of the convertible notes, shall be cancelled and deemed null and void and of no further force and effect as against Versatel, and the holders thereof shall have no rights, and such instruments shall evidence no rights as against Versatel, except the right to receive the distributions provided in the plan of reorganization.

Surrender of Notes and Shares, and Distribution of Consideration

      As a condition to participating in distributions under the plan of reorganization, (a) each holder of an allowed high yield note claim and each holder of an allowed convertible note claim shall surrender its note to the exchange agent, unless such holder has previously tendered its note pursuant to the exchange offer, or another designee of the company, and (b) each shareholder of an allowed shareholder interest shall surrender its shares to the exchange agent, and, in each case, shall execute and deliver such other documents as are necessary to effectuate the plan.

      If any high yield note or convertible note, or an interest in any global note evidencing any high yield note or convertible note, was not surrendered pursuant to the exchange offer or the provisions of the plan of reorganization and the holder of such note does not provide an affidavit in form and substance satisfactory to the exchange agent that such note was lost, stolen, mutilated or destroyed, together with an appropriate indemnity in customary form, then no distribution may be made to such holder of an allowed high yield note claim or allowed convertible note claim, as the case may be. If the holder of the allowed high yield note claim or allowed convertible note claim does provide such satisfactory statement as to the failure to surrender such note, the holder of the allowed high yield note claim or allowed convertible note claim will for all purposes under the plan be deemed to have surrendered such note.

Executory Contracts and Unexpired Leases

      Under the U.S. bankruptcy code, we may assume or reject executory contracts and unexpired leases. The U.S. bankruptcy code does not define “executory contract”. Many, but not all, courts define “executory contract” as a contract under which material performance (other than solely the payment of money) remains to be made by each party. On the effective date, all executory contracts and unexpired leases of the company not expressly rejected in accordance with the provisions and requirements of section 365 of the U.S. bankruptcy code prior to the effective date will be deemed assumed by us, except those executory contracts or unexpired leases as are listed on any “schedule of rejected executory contracts” filed by us on or before entry of the order of the U.S. bankruptcy court confirming the plan of reorganization, all of which contracts shall be rejected pursuant to the provisions of section 365 and section 1123 of the U.S. bankruptcy code, and which will be deemed rejected on the confirmation date. All proofs of claim with respect to claims arising under rejected executory contracts, if any, must be filed with the U.S. bankruptcy court within a time to be fixed by the plan of reorganization or by the U.S. bankruptcy court.

Resolution of Disputed Claims and Interests

(a)	Unclaimed Property. Any person who fails to claim the consideration within one (1) year from the effective date, or from such later date as a claim becomes an allowed claim, shall forfeit all rights to any distribution under the plan of reorganization and shall have no claim whatsoever against us or Versatel or any holder of an allowed claim. The consideration so forfeited shall become the sole property of Versatel.

(b)	Disputed Claims. Versatel may have the right to object to the allowance of claims filed with the U.S. bankruptcy court with respect to which Versatel disputes liability in whole or in part. All objections shall be litigated to a final order of the U.S. bankruptcy court, provided that Versatel may compromise and settle any objections to claims subject to the approval of the U.S. bankruptcy court. No distribution shall be made with respect to all or any portion of a disputed claim pending the entire resolution thereof.

Conditions to Consummation of the Plan of Reorganization

      The “effective date of the plan”, as used in section 1129 of the U.S. bankruptcy code, shall not occur with respect to the plan of reorganization, and the plan of reorganization shall be of no force and effect, until the effective date. The occurrence of the effective date is subject to satisfaction of certain conditions precedent, including the entering of the order of the U.S. bankruptcy court confirming the plan, in form and substance satisfactory to the company and at least 10 days shall have elapsed since the confirmation date.

      We expressly reserve in our sole discretion the right to waive or modify, without notice to any party, without leave or order of the U.S. bankruptcy court, and without any formal action other than proceeding to consummate the plan of reorganization, any of the conditions precedent, in whole or in part. Any such waiver of modification of a condition precedent to the occurrence of the effective date may be effected at any time without notice, without leave or order of the U.S. bankruptcy court, and without any formal action other than proceeding to consummate the plan of reorganization.

Modification of the Plan of Reorganization

      We may alter, amend or modify the plan of reorganization under section 1127(a) of the U.S. bankruptcy code at any time prior to the confirmation date so long as the plan, as modified, meets the requirements of sections 1132 and 1123 of the U.S. bankruptcy code. After the confirmation date and prior to the effective date, we may alter, amend or modify the plan in accordance with section 1127(b) of the U.S. bankruptcy code.

Withdrawal of the Plan of Reorganization

      We may revoke or withdraw the plan of reorganization prior to the confirmation date. If the plan of reorganization is revoked or withdrawn prior to the confirmation date, the plan of reorganization will be deemed to be null and void. In such an event, nothing contained in the plan will be deemed to constitute a waiver or release of any claims by the company or any other person or to prejudice in any manner the rights of the company or any person in any further proceeding involving the company.

Retention of Jurisdiction by the U.S. Bankruptcy Court

      Under the terms of the plan of reorganization, notwithstanding entry of the order of the U.S. bankruptcy court confirming the plan or the occurrence of the effective date, the U.S. bankruptcy court shall retain jurisdiction over all matters arising out of or relating to the case, including, but not limited to, the following matters: (a) to determine the allowance or classification of claims or interests and to determine any objections thereto; (b) to construe and take any action to enforce the plan and to issue such orders as may be necessary for the implementation, execution and consummation of the plan; (c) to determine any and all applications for allowance of compensation or reimbursement of expenses; (d) to determine any requests for payment of priority claims; (e) to determine any other request for payment of administrative expense claims; (f) to resolve any dispute regarding the implementation of the plan; (g) to determine any and all applications pending on the confirmation date for the rejection, assumption or assignment of executory contracts or unexpired leases and the allowance of any claim resulting therefrom; (h) to determine all applications, motions, adversary proceedings, contested matters and other litigated matters that may be pending on or initiated after the effective date in connection with the case; (i) to modify the plan pursuant to section 1127 of the U.S. bankruptcy code, or to remedy any apparent nonmaterial defect or omission in the plan, or to reconcile any non-material inconsistency in the plan so as to carry out its intent and purposes; (j) to enter an order or final decree closing the case; (k) to determine matters under sections 505 and 1146 of the U.S. bankruptcy code relating to any tax, fine, penalty or addition to tax for which we or the estate may be liable, directly or indirectly, or any refund to which we may be entitled; (l) to consider and act on the compromise and settlement or payment of any claim against us or the estate; (m) to determine all questions and disputes regarding title to our assets or the estate; (n) to construe, enforce and resolve all questions and disputes relating to any employment agreements existing or approved by the U.S. bankruptcy court at or prior to the confirmation date; (o) to issue injunctions, enter and implement other orders or to take such other actions as may be necessary or appropriate to restrain interference by any entity with consummation, implementation or enforcement of the plan (and all its exhibits) or the order of the U.S. bankruptcy court confirming the plan; (p) to resolve and finally determine all disputes that may relate to, impact on, or arise in connection with, the plan (and all its exhibits) or its interpretation, implementation, enforcement or consummation; and (q) to determine such other matters that may be set forth in the plan or the order of the U.S. bankruptcy court confirming the plan.

Solicitation and Voting

Voting on the Plan of Reorganization

      Under section 1126(b) of the U.S. bankruptcy code, a holder of a claim or interest that has accepted or rejected a plan of reorganization before the commencement of a chapter 11 case will be deemed to have accepted or rejected the plan for purposes of confirmation of such plan under chapter 11 of the U.S. bankruptcy code if the solicitation of such acceptance or rejection was in compliance with any applicable non-bankruptcy law, rule or regulation governing the adequacy of disclosure in connection with such a solicitation (or, if there is no such applicable non-bankruptcy principle, if the disclosure contained “adequate information” under the U.S. bankruptcy code). We believe that this prospectus complies with the requirements of section 1126(b) for purposes of solicitation of acceptances or rejections of the plan of reorganization.

      The U.S. bankruptcy rules further provide that, for a vote cast prepetition to be counted in connection with confirmation, (a) the plan must have been distributed to substantially all holders of claims or interests of the same class and (b) such holders must not have been provided with an “unreasonably short” period within which to cast their ballots and master ballots. We believe that this solicitation provides a reasonable voting period and is being properly disseminated, and will seek appropriate findings from the U.S. bankruptcy court in this regard. Thus, we intend to use the ballots and master ballots received pursuant to this solicitation to seek confirmation of the plan of reorganization in the event we in fact file a chapter 11 case.

      Pursuant to the U.S. bankruptcy code, only classes of claims or equity interests that are “impaired” are entitled to vote on the plan of reorganization. As a general matter, a class of claims is considered to be “unimpaired” under the plan of reorganization if (a) the plan does not alter the legal, equitable and contractual rights of the holders of such claims or (b) the plan cures all non-bankruptcy defaults and reinstates the maturities of such claims. Under the U.S. bankruptcy code, holders of claims in unimpaired classes are conclusively presumed to have accepted the plan. Classes of claims or interests that will not receive or retain any property under a plan on account of such claims or interests are deemed, as a matter of law under section 1126(g) of the U.S. bankruptcy code, to have rejected the plan and are likewise not entitled to vote on the plan. Accordingly, only the holders of claims in classes 4 through 10 will be entitled to vote on the plan.

      This prospectus will be sent to the holders of high yield notes, the holders of convertible notes, and our shareholders. Holders of high yield notes, holders of convertible notes, and our shareholders will receive with this prospectus a ballot or master ballot to be used for voting to accept or reject the plan of reorganization. Once properly executed, these ballots should be returned to the nominee or exchange agent, or its designee, as instructed in the ballot, prior to the voting deadline set forth in the ballot. See “Voting by Holders of Notes and Shareholders”.

      All other classes of claims and interests either are (a) unimpaired under section 1124 of the U.S. bankruptcy code and holders of claims and interests in these unimpaired classes are deemed to have accepted the plan of reorganization pursuant to section 1126(f) of the U.S. bankruptcy code or (b) impaired under section 1124 of the U.S. bankruptcy code, but not entitled to receive distributions under the plan of reorganization and, therefore, deemed to reject the plan pursuant to section 1126(g) of the U.S. bankruptcy code.

      HOLDERS OF NOTES ARE NOT REQUIRED TO TENDER THEIR NOTES IN THE EXCHANGE OFFER IN ORDER TO VOTE ON THE PLAN OF REORGANIZATION. The solicitation of votes on the plan will expire on the expiration date. Votes on the plan may be revoked at any time prior to the earlier of (a) the commencement by the company of a reorganization case under chapter 11 of the U.S. bankruptcy code and (b) the expiration date. After a bankruptcy filing, revocation may be effectuated only with the approval of the U.S. bankruptcy court. We reserve the right to amend the terms of the plan or waive any conditions thereto if and to the extent the company determines that such amendments or waivers are necessary or desirable in order to consummate the plan. We will give holders of claims and interests notice of such amendments or waivers as may be required by applicable law.

The Plan of Reorganization Solicitation

      We are soliciting irrevocable votes, upon the terms and subject to the conditions described in this prospectus, on the plan of reorganization from (a) holders of high yield notes (which have been classified in classes 4, 5, 6 and 7), (b) holders of convertible notes (which have been classified in class 8) and (c) shareholders (which have been classified in class 9), on the voting record date. Procedures for voting by beneficial owners of notes or shares, or if a beneficial owner is not also the record holder, procedures for voting in conjunction with such record holder are described below. The term “beneficial owner” includes any person who has or shares, directly or indirectly, through any contract, arrangement, undertaking, relationship, or otherwise, the power to vote or direct the voting of a note or a share, and dispose or direct the disposition of a note or a share even though such person may not be the registered holder or holder of record on our books as of the close of business on the record date. For purposes hereof, “record holder” means a holder in whose name a note is registered or held of record on our books as of the close of business on the voting record date. The voting record date for purposes of voting on the plan of reorganization is                                      , 2002.

Voting by Holders of Notes and Shareholders

      A holder of notes or shares that are registered in the holder’s name must vote to accept or reject the plan of reorganization by using the ballot. A nominee holding notes or shares in its own name on behalf of a beneficial owner must forward a copy of this prospectus and ballot to each beneficial owner of notes or shares, collect the completed ballots (in the case of ballots that are not “prevalidated”) and complete the master ballot enclosed with this prospectus. No votes other than ones using such ballots and master ballots and received by the expiration date will be counted, except to the extent the U.S. bankruptcy court orders otherwise. Consistent with the provisions of rule 3018 of the U.S. bankruptcy rules, we have fixed 5:00 p.m., New York time (11:00 p.m., Amsterdam time) on                                      , 2002 as the voting record date for the determination of holders of record of high yield note claims, convertible note claims, and shareholder interests that are entitled (a) to receive a copy of this prospectus and all of the related materials, and (b) to vote to accept or reject the plan of reorganization.

      IF YOU ARE, AS OF THE VOTING RECORD DATE, THE BENEFICIAL OWNER OF HIGH YIELD NOTES (CLASSES 4, 5, 6 AND 7), CONVERTIBLE NOTES (CLASS 8) OR SHAREHOLDER INTERESTS (CLASS 9) AND:

(a)	If you hold definitive notes in physical form or shares are registered in your own name, please complete the information requested on the ballot or master ballot, sign, date, and indicate your vote on the ballot or the master ballot, and return the ballot or the master ballot to the exchange agent so that it is actually received before the expiration date; or

(b)	If you hold the notes or shares in book entry form through a nominee (such as a bank), please complete the information requested on the ballot, sign, date and indicate your vote on the ballot, and, unless your ballot is “prevalidated” as described below, return the ballot to your nominee in sufficient time for your nominee to then forward your vote to the exchange agent so that it is actually received by the exchange agent before the expiration date. If your ballot has been “prevalidated”, forward your ballot directly to the exchange agent before the expiration date.

      You may receive multiple mailings of this prospectus, especially if you own your notes or shares through more than one broker or bank. If you submit more than one ballot because you beneficially own the notes or shares through more than one broker or bank, be sure to indicate in item 1(A) of the ballot(s), the names of ALL broker dealers or other intermediaries who hold notes or shares for you.

      IF YOU ARE THE NOMINEE FOR A BENEFICIAL OWNER, AS OF THE VOTING RECORD DATE, OF HIGH YIELD NOTES (CLASSES 4, 5, 6 AND 7), CONVERTIBLE NOTES (CLASS 8) OR SHAREHOLDER INTERESTS (CLASS 9): Please forward a copy of this prospectus and the ballot to each beneficial owner, of such notes or shares. You may prevalidate, or execute and complete certain items of the ballot (in accordance with the voting instructions in the master ballot) prior to forwarding the ballot to the beneficial owner for his vote. If you prevalidate the ballot, the beneficial owner may send his ballot directly to the exchange agent so that it is actually received by the expiration date. If you elect to collect the ballots instead of prevalidating them, you should complete the master ballot and deliver the completed master ballot to the exchange agent so that it is actually received by the exchange agent before the expiration date. Nominees who are both the registered owner and beneficial owner of any principal amount of notes or shares and wish to vote their notes or shares may complete, execute and return to the exchange agent either a ballot or a master ballot.

      If we file a chapter 11 petition, the revocations of such votes may be effected with the approval of the U.S. bankruptcy court for cause shown.

      Holders may not split their vote on the plan of reorganization with respect to the notes or shares. A holder must vote all securities beneficially owned in a particular class in the same way (i.e., all “accept” or all “reject”) even if such notes or shares are owned through more than one broker or bank. ANY EXECUTED BALLOT THAT DOES NOT INDICATE ACCEPTANCE OR REJECTION OF THE PLAN OF REORGANIZATION WILL NOT BE COUNTED FOR VOTING PURPOSES.

      The method of delivery is at the election and risk of the holder. If such delivery is by mail, it is recommended that holders use an air courier with a guaranteed next day delivery or certified or registered mail, properly insured, with return receipt requested. In all cases, sufficient time should be allowed to assure timely delivery.

Master ballots and prevalidated ballots should be sent to the exchange agent at:

By overnight courier, certified or registered mail or hand:
The Bank of New York Attn. Sunjeeve Patel One Canada Square London E14 5AL England	The Bank of New York Attn. Enrique Lopez 1 Campus Drive Pleasantville, NY 10570 U.S.A.
By facsimile transmission:
(44 (0)20) 7964 6399	(1 914) 773 5036
Confirm by telephone:
(44 (0)20) 7964 7495	(1 914) 773 5735

Voting Record Date

      As at the close of business on the voting record date, the transfer ledgers for the notes shall be closed, and there shall be no further changes in the record holders of any notes. Distributions with respect to the notes shall be made to the exchange agent for payment to the record holders of any notes as reflected on the transfer ledgers for the notes or shares as at the close of business on the voting record date. We and the exchange agent shall have no obligation to recognize any transfer of a note that is not recorded on the transfer ledgers for the note as of the close of business on the voting record date. We and the exchange agent shall be entitled instead to recognize and deal with, for all purposes under the plan of reorganization, only those record holders stated on the transfer ledgers of the notes as of the close of business on the voting record date.

Means for Implementation of the Plan of Reorganization

Withholding of Taxes

      There shall be withheld from any property distributed under the plan of reorganization any property which must be withheld for taxes payable by the person entitled to such property, to the extent required by applicable law.

Professional Fees and Expenses; Administrative Expense Claims Bar Date; Liabilities Incurred Subsequent to Confirmation Date

(a)	Each person retained or requesting compensation and reimbursement in the case pursuant to section 327, 328, 330, 331, 503(b) or 1103 of the U.S. bankruptcy code shall be entitled to file an application for allowance of compensation and reimbursement of expenses incurred prior to the confirmation date in the case on or before the administrative expense claim bar date.

(b)	The order of the U.S. bankruptcy court confirming the plan of reorganization shall contain the administrative expense claim bar date, which shall be a date at least 30 days after the effective date.

(c)	Liabilities incurred subsequent to the confirmation date with respect to the company’s purchase, lease or use of goods and services in the ordinary course of our business, including, without limitation, fees and expenses of professionals shall be paid by Versatel pursuant to the terms and conditions of the particular transaction giving rise to such claims, without any further action by the holders of such claims.

Transaction on Business Days

      If the effective date or any other date on which a transaction may occur under the plan of reorganization is not a business day, the transactions contemplated by the plan to occur on such day shall occur instead on the next succeeding business day.

Intended Actions During the Chapter 11 Case

      In the event that we were to commence a chapter 11 case, we would anticipate seeking an order of the U.S. bankruptcy court to allow the payment in full of all prepetition claims (including all claims with respect to trade vendors in the ordinary course in accordance with their terms on the condition that the trade vendors continue to provide customary goods and services to the company on customary credit and terms), except for claims that would be classified in classes 4, 5, 6 and 7 (high yield note claims), class 8 (convertible note claims) or classes 9 and 10 (shareholder interests). In addition, we reserve our right to obtain an order of the U.S. bankruptcy court approving debtor-in-possession financing. Inasmuch as both orders would require U.S. bankruptcy court approval, there is no certainty that they could be obtained.

Management

      For certain information regarding our current directors and executive officers, see “Management”. Prior to confirmation of the plan of reorganization, in accordance with section 1129(a)(5) of the U.S. bankruptcy code, we will disclose (a) the identity and affiliations of any individual proposed to serve as a director, officer or voting trustee of Versatel and (b) the identity of any insider that will be employed or retained by Versatel, and the nature of any compensation for such insider.

Confirmation Standards

      Section 1129 of the U.S. bankruptcy code sets forth the requirements that must be satisfied before the U.S. bankruptcy court may confirm the plan of reorganization. A number of the more significant confirmation requirements are discussed below. We believe that it will be able to demonstrate to the U.S. bankruptcy court our compliance with each such requirement.

Good Faith and Compliance with Law

      The U.S. bankruptcy code requires that a plan of reorganization be proposed in good faith. The U.S. bankruptcy code also requires that a plan disclose certain relevant information regarding payments due and the nature of compensation to insiders and the identity and affiliations of the officers and directors that will be retained to operate the debtor after confirmation of the plan. We believe that the plan satisfies the good faith requirement and that it has satisfied, or will satisfy, the disclosure requirements and will seek a ruling to that effect from the U.S. bankruptcy court in connection with confirmation of the plan.

Best Interests

      Section 1129(a)(7) of the U.S. bankruptcy code requires that, with respect to each impaired class, each member of such class either (a) has accepted the plan of reorganization, or (b) will receive or retain under the plan of reorganization on account of its claim or interest property of a value, as of the effective date, that is at least equal to the amount that such member of the class would receive or retain if the company were liquidated under chapter 7 of the U.S. bankruptcy code. The company believes that the plan meets this test and will seek appropriate findings from the U.S. bankruptcy court in connection with the confirmation of the plan. See “— Chapter 7 Liquidation”.

Feasibility

      On the effective date, based upon our current cash balance, we believe that there will be cash sufficient to satisfy all allowed and disputed claims (to the extent that such claims are allowed subsequent to the effective date) in accordance with the plan of reorganization.

      We also believe that confirmation of the plan of reorganization is not likely to be followed by a liquidation of Versatel or a need for a further financial reorganization of Versatel that is not proposed in the plan. Upon completion of the plan, we expect that remaining cash balances, together with anticipated cash flow from operations, will provide us with sufficient capital to fund our existing operations until at least the beginning of the second quarter of 2003. We believe, and will seek to prove at the confirmation hearing, that upon consummation of the plan, Versatel will have sufficient cash to support and meet its ongoing financial needs.

Confirmation of the Plan of Reorganization Without Acceptance by All Voting Classes

      A court may confirm a plan, even if it is not accepted by all impaired classes, if the plan has been accepted by at least one impaired class of claims and the plan meets the “cramdown” requirements set forth in section 1129(b) of the U.S. bankruptcy code. Section 1129(b) of the U.S. bankruptcy code requires that the court find that a plan is “fair and equitable” and does not “discriminate unfairly” with respect to each non-accepting impaired class of claims or interests. With respect to a dissenting class of claims, the “fair and equitable” standard requires, among other things, that the plan contain one of two elements. It must provide either that each holder of a claim in such class receive or retain property having a value, as of the effective date of a plan, equal to the allowed amount of its claim, or that no holder of allowed claims or interests in any junior class receive or retain any property on account of such claims or interests. With respect to a dissenting class of interests, the “fair and equitable” standard requires that the plan contain one of two elements. It must provide either (a) that each holder of an interest in the class receive or retain property having a value, as of the effective date, equal to the greater of the allowed amount of any fixed liquidation preference to which such holder is entitled, or the value of such interests or (b) that no holder of an interest in any junior class receive or retain any property on account of such interests. The strict requirement of the allocation of full value to dissenting classes before junior classes can receive a distribution is known as the “absolute priority rule”.

      In the event that any impaired class shall fail to accept the plan of reorganization in accordance with section 1129(a)(8) of he U.S. bankruptcy code, we reserve the right to request that the U.S. bankruptcy court confirm the plan in accordance with section 1129(b) of the U.S. bankruptcy code or modify the plan in accordance with its terms.

Other Bankruptcy Considerations

      If we commence a chapter 11 case and the plan of reorganization is not subsequently confirmed by the U.S. bankruptcy court and consummated, the alternatives include: (a) confirmation of an alternative plan of reorganization under chapter 11 of the U.S. bankruptcy code; (b) liquidation of the company under chapter 7 of the U.S. bankruptcy code; or (c) a liquidation proceeding under Dutch insolvency law. For a discussion of certain risks associated with a potential subsequent non-U.S. reorganization or liquidation proceeding, see “Risk Factors — Risks Relating to Dutch Suspension of Payments”.

Alternative Plans of Reorganization

      If the plan of reorganization is not confirmed, we (or, if the period during which we have the exclusive right to file a plan of reorganization has expired or is terminated by the U.S. bankruptcy court or any other party in interest) could attempt to formulate an alternative plan of reorganization. Such a plan might involve either a reorganization and continuation of our business or an orderly liquidation of our assets. We do not believe that either alternative is realistic as certain of our creditors have not committed in any other scenario to the substantial concessions they have indicated their willingness to make, except in conjunction with the exchange offer, or, if necessary, the plan.

Chapter 7 Liquidation

      If a chapter 11 case is commenced, but the plan of reorganization is not confirmed (and in certain other circumstances), such case may be converted to a case under chapter 7 of the U.S. bankruptcy code, pursuant to which a trustee would be appointed to administer our estate and to liquidate our assets for distribution to holders of claims and interests in accordance with the priorities established by the U.S. bankruptcy code.

      In such a liquidation, our unencumbered assets would be sold in exchange for cash, securities or other property, which would then be distributed to creditors. However, we believe that a liquidation under chapter 7 would result in significantly reduced distributions to holders of claims than does the plan of reorganization due to, among other things, (a) the likelihood that liquidation proceedings would be commenced simultaneously in The Netherlands, leading to substantial additional administrative expenses, (b) failure to realize the greater going concern value of our assets and the erosion in value of assets in a chapter 7 case due to the expeditious liquidation required and the “forced sale” atmosphere that would prevail, (c) additional administrative expenses involved in the appointment of a trustee and professional advisors to such trustee and (d) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the termination of leases and other executory contracts in connection with a cessation of our operations. In addition, a chapter 7 liquidation is likely to result in substantial litigation and delays in ultimate distributions to creditors.

      There can be no certainty that the U.S. bankruptcy court would administer our liquidation. To our knowledge there has not been a liquidation by a U.S. bankruptcy court of a non-U.S. corporation with substantially all of its assets outside the United States.

LIQUIDATION ANALYSIS

      This liquidation analysis is included in this prospectus to ensure that the prospectus complies with applicable U.S. bankruptcy law relating to the solicitation of votes in favor of a plan of reorganization.

      Pursuant to Section 1129(a)(7) of the U.S. bankruptcy code (sometimes called the “best interests” test), the U.S. bankruptcy code requires that each holder of an impaired claim or equity interest either (a) accept a plan or (b) receive or retain under the plan property of a value, as of the effective date, that is not less than the value such holder would receive or retain if the debtor were liquidated under chapter 7 of the U.S. bankruptcy code on the effective date. The first step in meeting this test is to determine the dollar amount that would be generated from the hypothetical liquidation of the debtor’s assets in the context of a liquidation in a chapter 7 case. The gross amount of cash available would be the sum of the proceeds from the disposition of the debtor’s assets and the cash held by the debtor at the time of the commencement of the chapter 7 case. Such amount is reduced by the amount of any claims secured by such assets, the costs and expenses of the liquidation, and such additional administrative expenses and priority claims that may result from the termination of the debtor’s business and the use of chapter 7 for the purposes of a hypothetical liquidation. Any remaining net cash would be allocated to creditors and stockholders in strict priority in accordance with section 726 of the U.S. bankruptcy code.

      The analysis provided in this prospectus has been prepared exclusively by our management for the purposes of this prospectus. Neither our accountants nor our financial advisors take any responsibility for the analysis. In addition, the analysis relies upon certain financial projections, in relation to which you should consult “— Management’s Projections”.

General Assumptions

      A general summary of the assumptions used by our management in preparing the liquidation analysis follows.

Estimate of Net Proceeds

      Estimates were made of the cash proceeds that might be realized from the liquidation of the Company’s assets. The chapter 7 liquidation period is assumed to commence on October 1, 2002 and to conclude on December 31, 2002. While some assets may be liquidated in less than this period, some assets may be more difficult to collect or sell, requiring a liquidation period substantially longer than this period.

Estimate of Costs

      Our costs of liquidation under chapter 7 would include the fees payable to a chapter 7 trustee, as well as those that might be payable to attorneys and other professionals that the trustee may engage. Further, costs of liquidation would include any obligations and unpaid expenses incurred by us during the chapter 11 case and allowed in the chapter 7 case, such as trade obligations, compensation for attorneys, financial advisors, appraisers, accountants and other professionals, and costs and expenses of members of any statutory committee of unsecured creditors appointed by the United States Trustee pursuant to section 1102 of the U.S. bankruptcy code and any other committee so appointed.

Distribution of Net Proceeds Under the Absolute Priority Rule

      The foregoing post-petition claims, costs, expenses, fees and such other claims that may arise in a chapter 7 case would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay pre-petition priority or unsecured claims. Under the absolute priority rule, no junior creditor may receive any distribution until all senior creditors are paid in full with interest, and no equity holder would receive any distribution until all creditors are paid in full.

Further Assumptions

      The analysis is based on our business plan as per our revised financial guidance published on December 13, 2001. The analysis assumes that we operate business as usual until September 30, 2002, with all subsidiaries funded as needed. At that date an administrator will decide on the proper course of action for each of our subsidiaries. It is also assumed that disposal proceeds will be realized on December 31, 2002.

Distribution Analysis

      After consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors as compared to a chapter 11 case, including the assumptions outlined in this prospectus, we have determined, as summarized on the following chart, that confirmation of the plan of reorganization will provide each creditor and equity holder with a recovery that is equal to or greater than it would receive pursuant to a liquidation of the company under chapter 7 of the U.S. bankruptcy code.

Summary Comparative Recovery Rates(1)

	Liquidation
			Plan of
	Low Case	High Case	Reorganization(2)

	(€ in millions, except for percentages)
High Yield Notes ($225 million 13 1/4% due 2008):
Allowed Claimed Amount	262	262	262
Estimated Distributable Proceeds	61	68	92
Implied Percentage Recovery	23%	26%	35%
High Yield Notes ($150 million 13 1/4% due 2008):
Allowed Claimed Amount	183	183	183
Estimated Distributable Proceeds	43	47	64
Implied Percentage Recovery	23%	26%	35%
High Yield Notes ($180 million 11 7/8% due 2009):
Allowed Claimed Amount	210	210	210
Estimated Distributable Proceeds	49	54	72
Implied Percentage Recovery	23%	26%	34%
High Yield Notes (€120 million 11 7/8% due 2009):
Allowed Claimed Amount	119	119	119
Estimated Distributable Proceeds	28	31	41
Implied Percentage Recovery	23%	26%	34%
High Yield Notes (€300 million 11 1/4% due 2010):
Allowed Claimed Amount	308	308	308
Estimated Distributable Proceeds	72	80	106
Implied Percentage Recovery	23%	26%	35%
Convertible Notes (€300 million 4% due 2004):
Allowed Claimed Amount	334	334	334
Estimated Distributable Proceeds	78	87	99
Implied Percentage Recovery	23%	26%	30%
Convertible Notes (€360 million 4% due 2005):
Allowed Claimed Amount	398	398	398
Estimated Distributable Proceeds	93	103	118
Implied Percentage Recovery	23%	26%	30%
Shareholders:
Implied Percentage Recovery	0.0%	0.0%	NA

1.	Analysis assuming 100% acceptance of bondholders.

2.	Translations of euro amounts into U.S. dollars have been made at €1.00 per $0.8901, the noon buying rate on December 31, 2001. For illustrative purposes, a 60-day average share price (prior to March 22, 2002) of €0.77 is used in the analysis.

     Moreover, we believe that the value of the distributions from the liquidation proceeds to each class of allowed claims in a chapter 7 case would be the same or less than the value of distributions under the plan of reorganization because such distributions in a chapter 7 case may not occur for a substantial period of time. In this regard, it is possible that a distribution of the proceeds of the liquidation could be delayed for one year or more after the completion of such liquidation in order to resolve the claims and prepare for distributions. In the event litigation were necessary to resolve claims asserted in the chapter 7 case, the delay could be further prolonged and administrative expenses further increased. The effects of this delay on the value of distributions under the hypothetical liquidation have not been considered.

Estimate of Proceeds

      The following liquidation analysis is an estimate of the proceeds that may be generated as a result of a hypothetical chapter 7 liquidation of our assets which consist of the stock of its subsidiaries. The analysis is based upon a number of significant assumptions which are described below. The liquidation analysis does not purport to be a valuation of our assets and is not necessarily indicative of the values that may be received in an actual liquidation.

      Underlying the liquidation analysis are a number of estimates and assumptions that are inherently subject to significant economic, competitive and operational uncertainties and contingencies beyond our control or a chapter 7 trustee. Additionally, various liquidation decisions upon which certain assumptions are based are subject to change. Therefore, there can be no assurance that the assumptions and estimates employed in determining the liquidation values of our assets will result in an accurate estimate of the proceeds that would be realized were we to undergo an actual liquidation. The liquidation analysis does not include estimates for the liabilities that may arise as a result of litigation, certain new tax assessments, lease and contract rejection claims, and other potential claims. The liquidation analysis also does not include potential recoveries from avoidance actions. Therefore, our actual liquidation value could vary materially from the estimates provided herein.

      The liquidation analysis set forth below was based on the estimated values of our operating subsidiaries in a hypothetical chapter 7 liquidation as of October 1, 2002. These values have not been subject to any review, compilation or audit by any independent accounting firm.

Liquidation Analysis of Versatel Telecom International N.V.

	Low Case	High Case(1)

	(€ in millions)
Proceeds from liquidation/ disposal of operating subsidiaries(2)	63	96
Cash(3)
Balance	422	422
Cash Coupon	62	62
Early Tender Payment	(42)	(42)

Total	442	442

Gross Proceeds	505	538

Allocation to Senior Creditors
Versatel Telecom International N.V. Severance Costs(2)	(15)	(15)
Transaction Costs(2)	(19)	(19)

Total	(34)	(34)

Cash Available for Unsecured Claims	471	504

	Low Case			High Case

	Book	%		Book	%
	Value	Recovery	Proceeds	Value	Recovery	Proceeds

	(€ millions, except for percentages)
Unsecured Claims
Operating Subsidiaries	178	23%	42	113	26%	29
Claim by Other Unsecured Creditors(4)	19	23%	4	19	26%	5
Notes
Convertible Notes	732	23%	171	732	26%	190
High Yield Notes	1,082	23%	254	1,082	26%	280

Total	1,814	23%	425	1,814	26%	470

Proceeds to equity holders			0			0

1.	High Case assumes disposition of Versatel Nederland as a business.

2.	Discounted to June 30, 2002 at a rate of 12%.

3.	Cash balance as of September 30, 2002 plus cash coupons until that date, all discounted to June 30, 2002 using a rate of 12%.

4.	Claim by other unsecured creditors includes trade accounts payable, accrued other, and Versapoint obligation.

Notes to liquidation analysis

      Significant assumptions used by our management in determining the estimated proceeds are as follows:

Recovery Ratios

Asset/ Business	Assumption

Business	Adjusted market based valuations, relevant to Versatel Nederland in the High Case only
Completed network	Versatel Nederland (Low Case): 10%; Versatel Belgium, Komtel and Versatel Deutschland: 1-3%
Construction in progress	Versatel Nederland (Low Case): 10%; Versatel Belgium, Komtel and Versatel Deutschland: 1-3%
Goodwill	0%
Other fixed assets	0%
Accounts receivable	50%
Inventory	10%

Process Assumptions

Variable	Assumption

Professional fees	€20.0 million for Versatel Telecom International N.V. and €1.0 million per operating entity
Wind down costs	One quarter (Q4, 2002) of SG&A less compensation cost (already included in severance costs), marketing and capitalised SG&A
Capital gains taxes	None as capital gains from asset dispositions and are assumed to be offset by operating losses and write-down of loans to liquidated entities
Date of last interest payment for publicly outstanding notes	March 31, 2002
Timing of disposal	December 31, 2002 in all cases
Date until when subsidiaries are supported	December 31, 2002 in case of sale, September 30, 2002 in case of liquidation
Hypothetical date for determination of liquidation vs. reorganisation	June 30, 2002

Repayment Ratios

Liability	Assumption

Secured creditors	100% up to collateral value, pro-rata for balance (if any) with unsecured creditors
Employee wages & benefits	Preferential treatment (6 months for head office, Germany and Belgium, 3 months for Netherlands)
Taxes	Preferential treatment
Trade creditors & other unsecured creditors	Pro-rata of remaining proceeds
Lease commitments	0% (asset returns to lessor)

Versatel Telecom International N.V. Commitments

Liability	Assumption

Intercompany Loans & Receivables	All intercompany loans are unsecured;
Intercompany loans extended to Versatel Nederland and Versatel Belgium are pari passu with other unsecured creditors;
Intercompany loans extended to Komtel and Versatel Deutschland are subordinated to all other creditors
Guarantees	Pari passu with other creditors at subsidiary levels with recourse for any unpaid claims to Versatel Telecom International N.V.;
Guarantees are not secured and therefore rank pari passu with other unsecured creditors at Versatel Telecom International N.V.

Management’s Projections

      For the purpose of this liquidation analysis, our management has prepared certain projections as to the hypothetical state as at October 1, 2002. These projections are based upon our business plan as per our revised guidance published on December 13, 2001 and filed with the Securities and Exchange Commission on Form 425 on that date.

      The projections should be read in conjunction with the assumptions, qualifications and footnotes to tables containing the projections set forth herein, in the business plan filed with the Securities and Exchange Commission on Form 425, and the historical consolidated financial information (including the notes and schedules thereto) and the other information set forth in our annual report on Form 20-F for the fiscal year ended December 31, 2000. The projections were prepared in good faith based upon assumptions believed to be reasonable and applied in a manner consistent with past practice. Most of the assumptions about the operations of the business after the assumed effective date which are utilized in the projections are based, in part, on economic, competitive, and general business conditions prevailing at the time they were prepared. While as of the date of this prospectus such conditions have not materially changed, any future changes in these conditions may materially impact our ability to achieve the projections. Our management has prepared the prospective financial information set forth below to comply with the requirements of the U.S. bankruptcy code. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information. Accordingly, we do not intend, and disclaim any obligation, to (a) furnish updated projections to holders of claims or equity interests prior to the effective date of any chapter 11 reorganization or to new holders of equity in the company or any other party after such effective date, (b) include such updated information in any documents that may be required to be filed with the Securities and Exchange Commission, or (c) otherwise make such updated information publicly available.

      The projections provided in this prospectus have been prepared exclusively by our management. These projections, while presented with numerical specificity, are necessarily based on a variety of estimates and assumptions which, though considered reasonable by management, may not be realized, and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. No representations can be made as to the accuracy of these financial projections or to our ability to achieve the projected results. Some assumptions inevitably will not materialize. Further, events and circumstances occurring subsequent to the date on which these projections were prepared may be different from those assumed or, alternatively, may have been unanticipated, and thus the occurrence of these events may affect financial results in a material and possibly adverse manner. The projections, therefore, may not be relied upon as a guaranty or other assurance of the actual results that will occur.

      Neither our independent auditors, nor any other independent accountants, nor our financial advisors, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

      The financial projections for the operating subsidiaries prepared by management are as follows:

Asset Projection as of September 30, 2002

Assets
PP&E	727.5
Construction in Progress	152.0
Investments	0.0
Goodwill	25.4
Other Long-term Assets	6.4
Product Inventory	16.3
Accounts Receivable	72.5
Other Current Assets	31.5
Cash	5.6

TOTAL ASSETS	1,037.3

      Assumptions used by our management in preparing the above table of projected figures are as set out in the guidance that we filed with the Securities and Exchange Commission on Form 425 on December 13, 2001, and in particular as follows:

•	Consolidated balance sheet as of September 30, 2002 is pro-rated according to subsidiaries’ share in consolidated balance sheet as of December 31, 2001;

•	Intercompany loans are used as the balancing item in each operating entity’s projected balance sheet; and

•	Accrued wages are projected as a percentage of total accrued liabilities as of December 31, 2001.

TAXATION

United States Taxation

      The following discussion is a summary of the material U.S. federal income tax consequences to U.S. holders (as defined below) of (i) the tender of notes pursuant to the offer (or a plan of composition or reorganization, as the case may be), (ii) the receipt, ownership and exercise of warrants by U.S. holders of shares and (iii) the ownership and disposition of shares. The summary deals only with notes, shares and warrants held as capital assets (generally, property held for investment) and is based on Dutch and U.S. tax laws, as applicable, the United States-Netherlands Income Tax Treaty currently in force, and U.S. Internal Revenue Service practice, including the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), Treasury regulations promulgated thereunder, rulings, judicial decisions and administrative pronouncements, all as in effect on the date of this offer, and all of which are subject to change or changes in interpretation, possibly on a retroactive basis.

      This summary is intended for general information only and, as such, does not address all of the tax considerations that may be relevant to the specific circumstances of a particular investor in notes or shares (including, for example, the potential application of the alternative minimum tax). Moreover, it does not apply to investors that may be subject to special tax treatment, including U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, securities broker-dealers, persons holding notes as part of a straddle, hedging transaction or conversion transaction, persons owning (directly, indirectly or by attribution) 10% or more of the outstanding share capital of Versatel, or other “substantial interest” as defined under Netherlands Taxation—Substantial Interest”, and persons having a functional currency other than the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below. If a partnership holds the notes or shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. holder is a partner in a partnership that holds notes or shares, the holder is urged to consult his own tax advisor regarding the specific tax consequences of the offer.

      As used herein, a U.S. holder is a beneficial owner of notes or shares that is, for U.S. federal income tax purposes, a citizen or individual resident of the United States; a corporation or certain other entities created or organized in or under the laws of the United States or of any state thereof; an estate whose income is subject to U.S. federal income taxation regardless of its source; or a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust. In addition, this discussion applies only to a U.S. holder who is eligible for benefits under the United States-Netherlands Income Tax Treaty. Each U.S. holder is urged to consult his own tax advisor concerning whether the U.S. holder is eligible for benefits under the United States-Netherlands Income Tax Treaty.

      In general, for U.S. federal income tax purposes, U.S. holders of American depositary receipts evidencing ADSs will be treated as the owners of the shares represented by the ADSs. Accordingly, references herein to “shares” or “ordinary shares” shall be deemed to include a reference to ADSs, unless the context specifically requires otherwise.

      All persons are advised to consult their own tax advisors concerning the specific Dutch and U.S. federal, state and local tax consequences of the offer and of the ownership and disposition of the notes, shares and warrants in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

The Offer

Exchange of Notes

      It is anticipated that the exchange of notes (except possibly with respect to the “euro OID notes”, as defined below) for shares will be treated as a “recapitalization” for U.S. federal income tax purposes. As a consequence, a U.S. holder of U.S. dollar denominated senior notes (“dollar notes” and “dollar OID notes”, as defined below) realizing gain on the exchange generally will recognize such gain only to the extent of the amount of any cash received in the exchange, and will not be entitled to recognize any loss on the exchange of dollar notes or dollar OID notes for cash and shares.

      A U.S. holder of euro denominated senior notes (“euro notes” and “euro OID notes”, as defined below) will be subject to special rules regarding gain or loss on foreign currency transactions. As a consequence, a U.S. holder of these notes will be required to recognize foreign currency gain or loss on the exchange, as described in greater detail below, notwithstanding “recapitalization” treatment.

      A U.S. holder that receives ordinary shares in exchange for notes pursuant to the offer generally will have a tax basis in the shares received equal to the U.S. holder’s tax basis in the notes exchanged, decreased by the amount of any cash received pursuant to the offer and the amount of any loss recognized on the exchange, increased by the amount of any gain recognized on the exchange.

Receipt of Warrants

      A U.S. holder of shares that receives warrants as part of the exchange offer generally should not recognize any gain or loss on the receipt of such warrants, and a U.S. holder of shares may be required to allocate a portion of the tax basis in its shares to the warrants received, based upon the relative fair market values of the shares and warrants. For a more detailed discussion of the tax consequences of the receipt, ownership, exercise and disposition of the warrants, please refer to the section “Warrants” below.

Early Tender Payment

      Although the matter is not entirely free from doubt, the Company believes that because the Early Tender Payment must be made to holders entitled thereto regardless of whether the exchange offer in fact is consummated, any such payment should represent a separate fee payable to a holder as a result of early tender having been made (and not as part of the exchange consideration). Any Early Tender Payment properly characterized as a separate fee will be taxable in full as ordinary income for U.S. federal income tax purposes. If the Early Tender Payment instead was characterized as additional consideration in payment for tendered notes, it would increase a holder’s gain (or decrease a holder’s loss) on disposition of the tendered notes.

Non-tendering Holders of Notes

      The amendment of the notes to incorporate the proposed revised terms will not result in the recognition of gain or loss to a non-tendering U.S. holder of notes as a result of a deemed exchange of the notes (or otherwise). However, a U.S. holder of notes that exchanges notes for ordinary shares will be subject to the specific rules described herein under the relevant category of notes.

Senior U.S. Dollar Notes (without OID) ($225,000,000 13 1/4% Senior U.S. Dollar Notes due 2008 and $180,000,000 11 7/8% Senior U.S. Dollar Notes due 2009)

      A U.S. holder’s tax basis in a U.S. dollar denominated senior note without original issue discount (a “dollar note”) generally will be the purchase price of the dollar note, increased by any market discount (as defined below) previously included in the holder’s income, and decreased by any bond premium previously amortized and any principal payments previously received.

Exchange of Dollar Notes

      Upon the exchange of a dollar note pursuant to the offer, a U.S. holder generally will realize capital gain equal to the sum of the excess of the amount of cash and the fair market value of the ordinary shares received in the exchange (except to the extent such amount is attributable to accrued unpaid interest and, unless nonrecognition treatment prevents its recognition, accrued market discount not previously included in income, which will be taxable as ordinary income in accordance with the holder’s method of tax accounting) over the holder’s tax basis in the note, and will recognize such gain only to the extent of the amount of cash received in the exchange. A U.S. holder will not be entitled to recognize any loss realized on the exchange.

Such gain generally will be treated as U.S. source gain, and will be treated as long-term capital gain if the dollar note has been held for more than one year at the time of the exchange. If the U.S. holder is an individual, any long-term capital gain generally will be subject to U.S. federal income tax at preferential rates.

Market Discount

      If a U.S. holder purchased a dollar note for an amount that is less than the “stated redemption price at maturity” of such dollar note, the amount of the difference will be treated as “market discount” for U.S. federal income purposes, unless the difference is less than a specified de minimis amount. The “stated redemption price at maturity” of a dollar note generally will equal the sum of all payments provided by the dollar note other than interest payments. A U.S. holder will be required to treat any principal payment on, or any gain on the sale, retirement or other disposition of a dollar note (including any gain recognized on the exchange of dollar notes pursuant to the offer) as ordinary income to the extent of the market discount that has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. If a U.S. holder makes a gift of a dollar note, accrued market discount, if any, will be recognized as if the U.S. holder has sold such dollar note for a price equal to its fair market value. In addition, the U.S. holder may be required to defer, until the maturity of the dollar note or, in certain circumstances, the earlier disposition of the dollar note in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry the dollar note. Under regulations that are to be issued, gain attributable to accrued market discount would not be recognized in connection with certain nonrecognition transactions, including a recapitalization. Instead, accrued market discount would be carried forward and recognized in connection with a future taxable transaction. To date, specific regulations implementing this Internal Revenue Code rule have not been issued. U.S. holders of notes with market discount are urged to consult their own tax advisors with respect to the possible application of these rules in the context of the offer.

      Any market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the dollar note, unless the U.S. holder elects to accrue market discount on a constant interest method. A U.S. holder of a dollar note may elect to include market discount in income currently as it accrues (on either a straight-line basis or constant interest method), in which case the rules described above regarding the deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

Bond Premium

      A U.S. holder who purchased a dollar note for an amount greater than the principal amount payable at its maturity will be considered to have purchased the note with “bond premium” equal to the excess, and may elect (in accordance with applicable Internal Revenue Code provisions) to amortize the bond premium on a constant yield method over the remaining term of the dollar note. If no election to amortize bond premium on a dollar note is made, the bond premium will decrease the gain or increase the loss otherwise recognized on a taxable disposition of the dollar note.

Senior U.S. Dollar OID Notes ($150,000,000 13 1/4% Senior U.S. Dollar Notes due 2008)

      A U.S. holder’s tax basis in a U.S. dollar denominated senior note with original issue discount (a “dollar OID note”) generally will be the purchase price of the dollar OID note, increased by any original issue discount (“OID”) (as defined below) previously included in the holder’s gross income and any market discount (as defined below) previously included in the holder’s income, and reduced by any acquisition premium (as defined below) previously amortized and any principal payments and payments of stated interest that are not payments of qualified stated interest (as defined below).

Exchange of Dollar OID Notes

      Upon the exchange of a dollar OID note pursuant to the offer, a U.S. holder generally will realize capital gain equal to the excess of the sum of the amount of cash and the fair market value of the ordinary shares received in the exchange (except to the extent such amount is attributable to OID, accrued unpaid interest and, unless nonrecognition treatment prevents its recognition, accrued market discount not previously included in income, which will be taxable as ordinary income) over the holder’s tax basis in the note, and will recognize such gain only to the extent of the amount of cash received in the exchange. A U.S. holder will not be entitled to recognize any loss realized on the exchange. Such gain generally will be treated as U.S. source gain, and will be treated as long-term capital gain if the dollar OID note has been held for more than one year at the time of the exchange. If the U.S. holder is an individual, any long-term capital gain generally will be subject to U.S. federal income tax at preferential rates.

Market Discount

      If a U.S. holder purchased a dollar OID note for an amount that is less than the “revised issue price” at the time of purchase, the amount of the difference will be treated as “market discount” for U.S. federal income purposes, unless the difference is less than a specified de minimis amount. The “revised issue price” of a dollar OID note generally will equal the sum of its issue price and the total amount of OID includable in the gross income of all holders for periods before the acquisition of the debt obligation by the current holder (without regard to any reduction in OID income resulting from acquisition premium) and less any cash payments made in respect of the debt obligation (other than qualified stated interest). Under the OID regulations, a U.S. holder will be required to treat any principal payment on, or any gain on the sale, retirement or other disposition of a dollar OID note, including any gain recognized on the exchange of dollar OID notes pursuant to the offer, as ordinary income to the extent of the market discount that has not previously been included in income and is treated as having accrued on the note at the time of payment or disposition. If a U.S. holder makes a gift of a dollar OID note, accrued market discount, if any, will be recognized as if the U.S. holder has sold the dollar OID note for a price equal to its fair market value. In addition, the U.S. holder may be required to defer, until the maturity of the dollar OID note or, in certain circumstances, the earlier disposition of the dollar OID note in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry the note. Under regulations that are to be issued, gain attributable to accrued market discount would not be recognized in connection with certain nonrecognition transactions, including a recapitalization. Instead, accrued market discount would be carried forward and recognized in connection with a future taxable transaction. To date, specific regulations implementing this Internal Revenue Code rule have not been issued. U.S. holders of notes with market discount are urged to consult their own tax advisors with respect to the possible application of these rules in the context of the offer.

      Any market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the dollar OID note, unless the U.S. holder elects to accrue market discount on a constant interest method. A U.S. holder of a dollar OID note may elect to include market discount in income currently as it accrues (on either a straight-line basis or constant interest method), in which case the rules described above regarding the deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

Acquisition Premium

      A U.S. holder who purchased a dollar OID note for an amount that is greater than the adjusted issue price of the dollar OID note, but that is less than or equal to the sum of all amounts payable on the dollar OID note after the purchase date (other than payments of qualified stated interest), will be considered to have purchased the note at an “acquisition premium.” Under the acquisition premium rules of the Internal Revenue Code and the OID regulations, the amount of OID that the U.S. holder must include in its gross income with respect to the dollar OID note for any taxable year will be reduced for each accrual period by an amount equal to the product of (1) the amount of OID otherwise includable for the period and (2) a fraction, the numerator of which is the acquisition premium and the denominator of which is the OID remaining from the date the note was purchased to its maturity date.

Senior Euro Notes (without OID) (€120,000,000 11 7/8% Senior Notes due 2009 and €300,000,000 11 1/4% Senior Notes due 2010)

      A U.S. holder’s adjusted tax basis in a euro denominated senior note without OID, (a “euro note”), generally will equal the U.S. dollar value of the foreign currency amount paid for the note determined on the date of purchase increased by any market discount previously included in the U.S. holder’s gross income, and decreased by any bond premium previously amortized and any principal payments previously received. Because the euro notes are traded on an established securities market, a cash basis U.S. holder (or an accrual-basis U.S. holder that makes a special election) will determine the U.S. dollar value of the cost of a euro note by translating the amount of the foreign currency paid for the euro note at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to a foreign currency and the immediate use of the foreign currency to purchase a euro note generally will not result in taxable gain or loss for a U.S. holder.

Exchange of Euro Notes

      Upon the exchange of a euro note pursuant to the offer, a U.S. holder generally will realize gain or loss in an amount equal to the excess of the sum of the amount of cash and the fair market value of the ordinary shares received in the exchange (other than amounts attributable to accrued and unpaid interest and, unless nonrecognition treatment prevents its recognition, accrued market discount not previously included in income, which will be taxable as ordinary income in accordance with the U.S. holder’s method of tax accounting) over the U.S. holder’s adjusted tax basis in the euro note. A U.S. holder will (except as discussed below with regard to foreign currency gain or loss) recognize such gain only to the extent of the amount of cash received and will not (except as discussed below with regard to foreign currency gain or loss) be entitled to recognize any loss on the exchange. Because the notes are traded on an established securities market, a cash basis taxpayer (and if it elects, an accrual basis taxpayer) will determine the U.S. dollar equivalent of the amount realized by translating that amount at the spot rate on the settlement date of the sale. If an accrual method taxpayer makes such an election, the election must be applied consistently to all debt instruments from year to year and may not be changed without the consent of the Internal Revenue Service. A non-electing accrual basis taxpayer will determine the U.S. dollar value of the amount on the date of disposition.

      A U.S. holder generally will recognize foreign currency gain or loss on the principal amount of the euro note to which prior receipts of payments have not been attributed equal to the difference between (i) the U.S. dollar value of the holder’s purchase price for the euro note at the spot rate on the date of sale and (ii) the U.S. dollar value of the holder’s purchase price for the euro note at the spot rate on the date the holder acquired the euro note. This foreign currency gain or loss will be taxable as U.S. source ordinary income or loss, and will be recognized regardless of otherwise applicable nonrecognition provisions in respect of the exchange (such as the provisions relating to recapitalizations in general), but only to the extent of the total gain or loss realized on the exchange. Foreign currency gain or loss generally is not treated as interest income or expense.

      Except as discussed above with respect to foreign currency gain or loss, gain recognized upon the exchange of a euro note by a U.S. holder will be U.S. source capital gain, and generally will be treated as long-term capital gain if the euro note has been held for more than one year at the time of the sale. If the U.S. holder is an individual, any long-term capital gain generally will be subject to U.S. federal income tax at preferential rates.

Market Discount

      In the case of a euro note with market discount, market discount will be determined in euros and taxable as ordinary income in accordance with the general market discount rules discussed above under the heading “Senior U.S. Dollar Notes (without OID) — Market Discount”. Accrued market discount (other than in the case of a holder that has elected to include market discount in income currently) taken into account upon the receipt of any partial principal payment or upon the sale, retirement or other disposition of the euro note will be translated into U.S. dollars at the spot rate on the date of the payment or disposition. No part of the accrued market discount will be treated as foreign currency gain or loss.

      In the case of a U.S. holder that has elected to include market discount in current income for any accrual period, the accrued market discount will be translated into U.S. dollars at the average exchange rate in effect during each interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average rate (or other rate elected by the U.S. holder) for the partial period within the taxable year. Foreign currency gain or loss with respect to the accrued market discount will be determined upon the receipt of any partial principal payment or upon the sale, retirement or other disposition of the euro note in accordance with the rules discussed above relating to accrued income (see “Payments of Interest”). Under regulations that are to be issued, gain attributable to accrued market discount would not be recognized in connection with certain non-recognition transactions, including a recapitalization. Instead, accrued market discount would be carried forward and recognized in connection with a future taxable transaction. To date, specific regulations implementing this Internal Revenue Code rule have not been issued. U.S. holders of notes with market discount are urged to consult their own tax advisors with respect to the possible application of these rules in the context of the offer.

Bond Premium

      In the case of a euro note acquired with bond premium, the premium will be determined in euros and will reduce interest income in euro. A U.S. holder who elects to amortize bond premium will recognize exchange gain or loss equal to the difference between the U.S. dollar value of the bond premium with respect to a given period, determined on the date the interest attributable to the period is received, and the U.S. dollar value of the bond premium amortized during the period, determined on the date of the acquisition of the euro note. In the case of a U.S. Holder that does not elect to amortize bond premium, the bond premium will be taken into account in computing overall gain or loss on the note in connection with its sale, retirement or other disposition.

Senior Euro OID Notes (€300,000,000 4% Senior Convertible Notes due 2004 and €360,000,000 4% Senior Convertible Notes due 2005)

      A U.S. holder’s adjusted tax basis in a euro denominated note with OID (a “euro OID note”), generally will equal the U.S. dollar value of the foreign currency amount paid for the note determined on the date of purchase, increased by any OID previously included in the holder’s gross income and any market discount previously included in the holder’s gross income, and decreased by any acquisition premium previously amortized, any principal payments previously received and any payments of stated interest that are not payments of qualified stated interest. Because the euro OID notes are traded on an established securities market, a cash basis U.S. holder (or an accrual-basis U.S. holder that makes a special election) will determine the U.S. dollar value of the cost of a euro OID note by translating the amount of the foreign currency paid for the euro OID note at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to a foreign currency and the immediate use of the foreign currency to purchase a euro OID note generally will not result in taxable gain or loss for a U.S. holder.

Exchange of Euro OID Notes

      Given the terms of the euro OID notes, it is likely that they do not qualify as “securities” and that their exchange for cash and ordinary shares pursuant to the offer does not constitute a “recapitalization” for U.S. federal income tax purposes. The following discussion assumes this to be the case. As a result, upon the exchange of a euro OID note pursuant to the offer, a U.S. holder generally will recognize gain or loss in an amount equal to the excess of the sum of the amount of cash and the fair market value of the ordinary shares received in the exchange (other than amounts attributable to accrued unpaid interest and OID, and accrued market discount not previously included in income, which will be taxable as ordinary income in accordance with the U.S. holder’s method of tax accounting) over the U.S. holder’s adjusted tax basis in the euro OID note. Because the notes are traded on an established securities market, a cash basis taxpayer (and if it elects, an accrual basis taxpayer) will determine the U.S. dollar equivalent of the amount realized by translating that amount at the spot rate on the settlement date of the sale. If an accrual method taxpayer makes such an election, the election must be applied consistently to all debt instruments from year to year and may not be changed without the consent of the Internal Revenue Service. A non-electing accrual basis taxpayer will determine the U.S. dollar value of the amount on the date of disposition.

      A U.S. holder generally will recognize foreign currency gain or loss on the principal amount of the euro OID note to which prior receipts of payments have not been attributed equal to the difference between (i) the U.S. dollar value of the holder’s purchase price of the euro OID note at the spot rate on the date of sale and (ii) the U.S. dollar value of the holder’s purchase price of the euro OID note at the spot rate on the date the U.S. holder acquired the euro OID note. This foreign currency exchange gain or loss will be taxable as U.S. source ordinary income or loss, and will be recognized only to the extent of the total gain or loss realized on the exchange. Foreign currency gain or loss generally is not treated as interest income or expense.

      A U.S. holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realized by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

      Except as discussed above with respect to any foreign currency gain or loss and with respect to any market discount (as discussed below), gain or loss recognized upon the exchange of a euro OID note by a U.S. holder will be U.S. source capital gain or loss, and generally will be treated as long-term capital gain or loss if the euro OID note has been held for more than one year at the time of the sale. If the U.S. holder is an individual, any long-term capital gain generally will be subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations. U.S. holders should consult their own tax advisors as to the possibility that the offer could be treated as a “recapitalization” for U.S. tax purposes, in which case the recognition of gain (other than foreign currency gain) generally would be limited to the amount of cash received in the offer and loss (other than foreign currency loss) would not be recognized.

Market Discount

      In the case of a euro OID note, any market discount will be determined in euro and taxable as ordinary income in accordance with the general market discount rules discussed above under the heading “Senior U.S. Dollar OID Note -Market Discount.” Accrued market discount (other than in the case of a holder that has elected to include market discount in current income) taken into account upon the receipt of any partial principal payment or upon the sale, retirement or other disposition of the euro OID note will be translated into U.S. dollars at the spot rate on the date of the payment or disposition. No part of the accrued market discount will be treated as foreign currency gain or loss.

      In the case of a U.S. holder that has elected to include market discount in current income for any accrual period, the accrued market discount will be translated into U.S. dollars at the average exchange rate in effect during each interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average rate (or other rate elected by the U.S. holder) for the partial period within the taxable year. Foreign currency gain or loss with respect to the accrued market discount will be determined upon the receipt of any partial principal payment or upon the sale, retirement or other disposition of the euro OID note in accordance with the rules discussed above relating to accrued interest income (see “Payments of Stated Interest and OID”).

Acquisition Premium

      In the case of a euro OID note acquired with acquisition premium, the amount of the premium will be determined in euro and will offset OID in euro in a manner similar to that described above under the heading “Senior U.S. Dollar OID Notes — Acquisition Premium”.

Exchange of Notes Pursuant to a Plan of Composition or Plan of Reorganization

      A U.S. holder of notes that is required to exchange a particular type of notes for shares pursuant to the terms of a court-approved plan in general will be taxable in accordance with the rules described above in the case of U.S. holders voluntarily exchanging the relevant type of notes pursuant to the terms of the exchange offer.

Shares

Distributions

      Except as otherwise noted in the passive foreign investment company (“PFIC”) discussion below, the gross amount of any distribution by Versatel of cash or property (including any amounts withheld in respect of Netherlands withholding tax, but not including certain distributions, if any, of shares distributed pro rata to all shareholders of Versatel) with respect to shares will be includible in income by a U.S. holder as a dividend and taxable as ordinary income when received by its holder, to the extent that distribution is paid out of the current or accumulated earnings and profits of Versatel as determined under U.S. federal income tax principles. Such a dividend will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by Versatel exceeds Versatel’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. holder’s adjusted tax basis in the ordinary shares and thereafter as capital gain. Consequently, distributions in excess of Versatel’s current and accumulated earnings and profits would not give rise to foreign source income and a U.S. holder would not be able to use the foreign tax credit arising from any Netherlands withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax purposes.

      Distributions paid in Netherlands guilders or euro (including the amount of any Netherlands withholding tax thereon) will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the Netherlands guilders or euro calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the Netherlands guilders or euro are converted into U.S. dollars. If the Netherlands guilders or euro are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution. If the Netherlands guilders or euro received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the Netherlands guilders or euro equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Netherlands guilders or euro will be treated as ordinary income or loss.

      Dividends received by a U.S. holder with respect to shares will be treated as foreign source income, which may be relevant in calculating that holder’s foreign tax credit limitation. Subject to certain conditions and limitations, the U.S. dollar value of Netherlands tax withheld on dividends may be deducted from taxable income or credited against a U.S. holder’s U.S. federal income tax liability. However, with respect to any withholding tax that may be imposed by The Netherlands, because Netherlands tax law may not require Versatel to remit the full amount of such withholding tax to the Netherlands tax authorities, U.S. holders may be limited in their ability to deduct or credit such Netherlands withholding tax for U.S. federal income tax purposes. The limitation on foreign tax eligible for the United States foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Versatel generally will constitute “passive income” or, in the case of certain U.S. holders, “financial services income”. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). The foreign tax credit rules are complex and holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

      A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on distributions received on shares, unless that income is effectively connected with the conduct by that non-U.S. holder of a trade or business in the United States.

Sale or Exchange of Shares

      Except as otherwise noted in the PFIC discussion below, a U.S. holder generally will recognize capital gain or loss on the sale or other disposition (including a redemption) of shares equal to the difference between the amount realized on that sale or other disposition and the U.S. holder’s adjusted tax basis in the shares. Such gain generally will be treated as U.S. source gain, and will be long-term capital gain if the shares have been held for more than one year. If the U.S. holder is an individual, any long-term capital gain generally will be subject to tax at preferential rates. The deductibility of capital losses is subject to limitations.

      A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of shares unless that gain is effectively connected with the conduct by that non-U.S. holder of a trade or business in the United States.

Passive Foreign Investment Company Status

      In general, a foreign corporation will be classified as a PFIC with respect to a U.S. holder if, for any taxable year in which the U.S. holder held ordinary shares, either (i) at least 75% of its gross income for the taxable year consists of passive income or (ii) at least 50% of the average value of the corporation’s assets (determined as of the close of each quarter), in a taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. Because a determination of PFIC status is a factual determination that must be made annually at the close of each taxable year, it cannot at present be determined with certainty whether Versatel will become a PFIC in the current taxable year or in future taxable years. This will depend on the sources of Versatel’s income and the relative values of Versatel’s passive assets such as cash and its non-passive assets, including goodwill. Furthermore, since the goodwill of a publicly-traded corporation such as Versatel is largely a function of the trading price of its shares, the valuation of that goodwill is subject to significant change throughout the year. Therefore, it is possible that Versatel may become a PFIC due to changes in the nature of its income or its assets, or as the result of a decrease in the trading price of its shares. In addition, the consummation of the offer and the resulting reduction of Versatel’s outstanding liabilities may significantly affect the relative values of Versatel’s passive and active assets for PFIC purposes, due to the specific mechanics of the PFIC calculation. However, as noted above, there can be no certainty in this regard until the close of the 2002 taxable year. Versatel will notify holders of its shares within 90 days of the close of its taxable year in the event that it determines that it is a PFIC.

      If Versatel were to become a PFIC in any taxable year, a special tax regime would apply to both (a) any “excess distribution” by Versatel (generally, the U.S. holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. holder in the three preceding years or its holding period, if shorter) and (b) any gain realized on the sale or other disposition (including a pledge) of the shares or warrants. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. holder’s holding period, (b) the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate in effect for that year, and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.

      In addition, certain classes of investors, such as regulated investment companies, may be subject to special rules and should consult their own tax advisors concerning the application of U.S. federal income tax rules governing PFICs in their particular circumstances.

      A U.S. holder of shares could elect, provided Versatel complies with certain reporting requirements, to have Versatel treated, with respect to that U.S. holder’s shares, as a “qualified electing fund” (“QEF”). If such an election is made in the first taxable year that a U.S. holder holds or is deemed to hold Versatel’s stock and for which Versatel is determined to be a PFIC, such electing U.S. holder would include annually in gross income (but only for each year that Versatel actually meets the PFIC income or asset test) its pro rata share of Versatel’s annual earnings and annual net capital gains (at ordinary and capital gain rates, respectively), whether or not such amounts are actually distributed to the U.S. holder. These amounts would be included in income by an electing U.S. holder for its taxable year in which or with which Versatel’s taxable year ends. A U.S. holder’s basis in the shares of a qualified electing fund would be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed would result in a corresponding reduction of basis in the shares and would not be taxed again as a distribution to the U.S. holder.

      The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. Versatel will supply the PFIC annual information statement to all shareholders for each year, if any, in which it determines that it is a PFIC.

      To date, Versatel has not had positive net earnings for any taxable year. The consummation of the offer, however, would give rise to substantial “cancellation of indebtedness” income for purposes of calculating Versatel’s earnings for U.S. federal income tax and QEF purposes for 2002. If Versatel were a PFIC in 2002 and this income was recognized, significant adverse U.S. tax consequences could result if a U.S. shareholder had made a QEF election with respect to Versatel that was effective for 2002. Accordingly, all holders of Versatel shares are strongly cautioned to consult their tax advisors regarding the advisability and consequences of making a QEF election with respect to Versatel shares that is effective for 2002, and any existing holders of Versatel shares with such an election in place should consult their tax advisors as to the potential consequences to them of the consummation of the exchange offer.

      Under certain circumstances, a U.S. holder may also obtain treatment similar to that afforded a qualified electing fund by making a QEF election in a year subsequent to the first year that a corporation qualifies as a PFIC and making an election to treat such holder’s interest in the corporation as subject to a deemed sale in such subsequent year, recognizing gain but not loss on such deemed sale in accordance with the general PFIC rules (including the interest change provisions) described above and thereafter treating such interest in the corporation as an interest in a qualified electing fund. This could permit a U.S. holder to avoid the potential adverse consequences of a QEF election in 2002 if Versatel were a PFIC for that year and were to recognize substantial net earnings in the form of cancellation of indebtedness income as a result of the exchange offer. U.S. holders are urged to consult their tax advisors regarding the advisability and consequences of making such an election.

      As an alternative to the qualified electing fund election, a so-called mark-to-market election may be made by a U.S. person who owns marketable stock in a passive foreign investment company at the close of such person’s taxable year, in which case such person would generally be required to include as ordinary income or, to the extent described in the next sentence, be allowed an ordinary loss deduction in an amount equal to the difference between the fair market value of such stock as of the close of such taxable year or the amount realized from a sale or other disposition and its adjusted basis, and certain additional rules would apply. An ordinary loss deduction will be allowed only to the extent that ordinary income was previously included under the mark-to-market election and was not substantially offset by ordinary loss deductions. The mark-to-market election is made with respect to marketable stock in a passive foreign investment company on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the IRS. The shares will be treated as marketable stock for these purposes provided that the shares continue to be traded on the Official Segment of Euronext Amsterdam N.V. or NASDAQ exchanges. U.S. holders are urged to consult their tax advisors regarding the consequences and advisability of making such an election.

      A U.S. holder that has not made a QEF or mark-to-market election (as described above) may elect to make a “purging” election pursuant to which the holder is treated as having sold his shares in the foreign corporation (subject to the interest charge regime described above) on the last day of the taxable year in which the corporation qualified as a PFIC. U.S. holders of shares are urged to consult their tax advisors regarding the consequences and advisability of making such an election.

      A shareholder in a PFIC who is a U.S. person is required to file a completed Form 8621 in each year that he owns shares in the PFIC, both with such shareholder’s tax return and with the Internal Revenue Center in Philadelphia.

      U.S. holders of ordinary shares are urged to consult their own tax advisors concerning the application of the PFIC rules (including the advisability and timing of making any election in connection with PFIC status).

Warrants

Receipt of Warrants

      A U.S. holder of shares that receives warrants as part of the exchange offer generally should not recognize any gain or loss on the receipt of such warrants, and a U.S. holder of shares may be required to allocate a portion of the tax basis in its shares to the warrants received, based upon the relative fair market values of the shares and warrants.

Exercise of Warrants

      Upon the exercise of a warrant, a U.S. holder will not recognize gain or loss (except to the extent of cash, if any, received in lieu of the issuance of fractional shares) and will have an adjusted tax basis in the shares acquired pursuant to such exercise equal to such U.S. holder’s tax basis in the warrant plus the exercise price of the warrant. The holding period for such shares so acquired will commence on the date after the date of exercise of the warrant. If any cash is received in lieu of fractional shares, the U.S. holder will recognize gain or loss in an amount and of the same character that such U.S. holder would have recognized if such U.S. holder had received such fractional shares and then immediately sold them for cash back to Versatel.

Sale, Exchange or Other Disposition of Warrants

      Subject to the discussion under the heading “Passive Foreign Investment Company Status” above, the sale, exchange or other disposition of a warrant will generally result in the recognition of capital gain or loss to a U.S. holder in an amount equal to the difference between the amount realized and such U.S. holder’s tax basis in the warrant. As a result of certain limitations under the foreign tax credit provisions of the Code, a U.S. holder may be unable to claim a foreign tax credit for Netherlands withholding taxes, if any, imposed on the proceeds received upon a sale, exchange or other disposition of warrants.

Lapse

      If a warrant expires unexercised, a U.S. holder will recognize a capital loss equal to such U.S. holder’s tax basis in the warrant. Such capital loss may, subject to certain limitations, be used to offset capital gains, if any, otherwise realized by a U.S. holder.

Adjustments

      Under Section 305 of the Code, adjustments to the exercise price or conversion ratio of the warrants which occur under certain circumstances, or the failure to make such adjustments, may result in the receipt of taxable constructive dividends by a U.S. holder to the extent of Versatel’s current or accumulated earnings and profits, regardless of whether there is a distribution of cash or property, if such change has the effect of increasing the holder’s proportionate interest in the earnings and profits or assets of Versatel. In general, typical anti-dilution adjustments are not treated as a resulting in taxable constructive dividends.

U.S. Information Reporting and Backup Withholding

      Payments of interest (including OID) on and proceeds from the sale, retirement or other disposition of the notes may be subject to information reporting to the Internal Revenue Service and backup withholding at a current rate of 30% on the gross proceeds received. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). A Substitute Form W-9 is enclosed for the convenience of those tendering U.S. holders who may be subject to backup withholding. Persons in doubt as to the necessity of furnishing this form should consult their own tax advisors. Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on Internal Revenue Service Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

      Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Netherlands Taxation

      The following discussion, subject to the limitations set forth therein, describes the material Netherlands tax consequences of the exchange of the notes and the acquisition, ownership and disposition of the shares and/or warrants by the holders and is the opinion of Arthur Andersen, special Netherlands tax counsel (belastingadviseurs) to Versatel. This opinion represents Arthur Andersen’s interpretation of existing law and jurisprudence. No assurance can be given that tax authorities or courts in The Netherlands will agree with such interpretation. This opinion does not address the income taxes imposed by any political subdivision of The Netherlands or any tax imposed by any other jurisdiction. This opinion does not discuss all the tax consequences that may be relevant to the holders in light of their particular circumstances or to holders that are subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors. Changes in Versatel’s organizational structure or the manner in which Versatel conducts its business may invalidate this opinion. The laws upon which this opinion is based are subject to change, sometimes with retroactive effect. Changes in the applicable laws may invalidate this opinion and this opinion will not be updated to reflect such subsequent changes. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THEIR EXCHANGE OF THE NOTES AND THEIR ACQUIRING, OWNING AND DISPOSING OF THE SHARES AND/ OR WARRANTS.

Substantial Interest

      A shareholder that owns, either via shares, warrants, conversion rights or options, directly or indirectly 5% or more of any class of shares, or 5% or more of the total issued share capital of a company (a “substantial interest”), is subject to special rules. Profit participation rights which give the holder rights to 5% or more of the annual profit or 5% or more of the liquidation proceeds of the target company will also qualify as substantial interest. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. With respect to individuals, attribution rules exist in determining the presence of a Substantial Interest.

      In the situation that a holder has or is deemed to have a substantial interest in Versatel, then, inter alia, all the shares and/or warrants such holder holds will form a part of this substantial interest.

      Unless indicated otherwise, the term “holder”, as used herein, includes individuals and entities as defined under Netherlands tax law holding the shares, warrants and/or notes but does not include any such person having a substantial interest in Versatel.

      Income Tax Consequences for Residents or Deemed Residents of The Netherlands of the exchange of Notes

Individual Income Tax

      The individual resident or deemed resident holder will be taxed on a deemed income from savings and investments (sparen en beleggen), unless:

•	the notes are attributable to a trade or business carried on by the individual holder; or

•	form part of a substantial interest; or

•	the capital gains realized from the sale or exchange of the notes and/or the income derived from the notes qualify as taxable income from one or more activities which do not generate taxable profit or taxable wages (belastbaar resultaat uit overige werkzaamheden).

      The deemed income from savings and investments amounts to 4% of the average of the individual’s yield basis (rendementsgrondslag) at the beginning of the year and the individual’s yield basis at the end of the year, insofar this average exceeds a certain threshold. The (net) yield basis consists of the fair market value of certain assets and liabilities of the individual.

      The income from savings and investments is taxed annually at a flat rate of 30%, regardless whether any interest is received, capital gains are realized or capital losses are suffered.

      Capital gains/losses realized from the exchange of the notes by an individual resident shareholder are subject to tax on a net income basis at the progressive income tax rates, if the notes are attributable to a trade or business carried on by the individual shareholder, or the capital gains/losses qualify as taxable income from one or more activities which do not generate taxable profit or taxable wages.

Corporate Income Tax

      Capital gains/losses realized from the exchange of the notes by a corporate shareholder that resides, or is deemed to reside, in The Netherlands are subject to Netherlands corporation tax on a net basis, generally if the notes are (deemed) attributable to a trade or business carried on (or deemed to be carried on) by the holder.

      If the notes are held by a qualifying pension fund, capital gains/losses realized from the exchange of the notes are exempt from Netherlands corporation tax.

Income Tax Consequences for Non-Residents of The Netherlands of the Exchange of Notes

      A non-resident holder of notes will not be subject to Netherlands income tax on capital gains/losses derived from the exchange or disposition of the notes provided such holder:

•	does not carry on and has not carried on a business in The Netherlands through a permanent establishment or a permanent representative to which the notes are attributable;

•	does not hold and has not held a substantial interest in Versatel’s share capital or, in the event the non-resident holder holds or has held a substantial interest in Versatel, such interest is or was a business asset in the hands of the holder;

•	does not share and has not shared directly (not through the beneficial ownership of shares or similar securities) in the profits of an enterprise managed and controlled in The Netherlands which owned or was deemed to have owned notes;

•	does not carry out and has not carried out any activities which can be qualified as taxable income from one or more activities which do not generate taxable profit or taxable wages (belastbaar resultaat uit overige werkzaamheden) to which the holding of the notes was connected;

•	does not carry out and has not carried out employment activities in The Netherlands or serves or served as a director or board member of any entity resident in The Netherlands, or serves or served as a civil servant of a Netherlands public entity with which the holding of the notes is or was connected; and

•	is not an individual that has adopted to be taxed as a resident of The Netherlands.

      Under most Netherlands tax treaties, the right to tax capital gains realized by a non-resident holder from the exchange of notes is in many cases allocated to the holder’s country of residence.

Income Tax Consequences for Existing Shareholders upon the receipt of the warrants

      The receipt of the warrants upon the exchange offer by the existing shareholders, whether resident of The Netherlands or not, will not be treated as a taxable event for Netherlands tax purposes. For the income tax consequences for resident and deemed resident holders or non-resident holders of the owning and disposing of the warrants, refer to the respective paragraphs below.

Income Tax Consequences for Residents or Deemed Residents of The Netherlands of the acquiring, owning and disposing of the shares and the owning and disposing of the warrants

Individual Income Tax

      The individual resident or deemed resident holder will be taxed on a deemed income from “savings and investments” (sparen en beleggen), unless:

•	the shares and/or warrants are attributable to a trade or business carried on by the individual shareholder; or

•	form part of a substantial interest; or

•	the capital gains realized from the sale or exchange of the shares and/or warrants and/or the income derived from the shares qualify as taxable income from one or more activities which do not generate taxable profit or taxable wages (belastbaar resultaat uit overige werkzaamheden).

      The deemed income from savings and investments amounts to 4% of the average of the individual’s yield basis (rendementsgrondslag) at the beginning of the year and the individual’s yield basis at the end of the year, insofar this average exceeds a certain threshold. The (net) yield basis consists of the fair market value of certain assets and liabilities of the individual.

      The income from savings and investments is taxed annually at a flat rate of 30%, regardless whether any dividend is received, capital gains are realized or capital losses are suffered.

      Capital gains realized from the sale or exchange of the shares and/or warrants and income derived from the shares by an individual resident shareholder are subject to tax on a net income basis at the progressive income tax rates, if the shares and/or warrants are attributable to a trade or business carried on by the individual shareholder, or the income and/or capital gains qualify as taxable income from one or more activities which do not generate taxable profit or taxable wages.

      Income derived from the shares and capital gains realized from the sale or exchange of the shares and/or warrants by an individual resident shareholder that holds a substantial interest are generally subject to income tax at a rate of 25% on a net basis.

Corporate Income Tax

      Dividends received from the shares and capital gains realized from the sale or exchange of the shares by a corporate shareholder that resides, or is deemed to reside, in The Netherlands are subject to Netherlands corporation tax on a net basis, generally if the shares are (deemed) attributable to a trade or business carried on (or deemed to be carried on) by the holder, unless that shareholding qualifies for the participation exemption.

      To qualify for the participation exemption, the shareholder must generally hold at least 5% of our nominal paid-up capital and meet other requirements.

      Capital gains realized from the sale or exchange of the warrants by a corporate holder that resides, or is deemed to reside, in The Netherlands are subject to Netherlands corporation tax on a net basis, generally if the warrants are (deemed) attributable to a trade or business carried on (or deemed to be carried on) by the holder.

      If the shares and/or warrants are held by a qualifying pension fund, income derived from the shares and capital gains realized from the sale or exchange of the shares and/or warrants are exempt from Netherlands corporation tax.

Income Tax Consequences for Non-Residents of The Netherlands of the Acquiring, Owning and Disposing of the Shares and the owning and disposing of the warrants

      A non-resident holder of shares and/or warrants will not be subject to Netherlands income tax on income received from the shares or capital gains derived from the sale, exchange or disposition of the shares and/or warrants provided such holder:

•	does not carry on and has not carried on a business in The Netherlands through a permanent establishment or a permanent representative to which the shares and/or warrants are attributable;

•	does not hold and has not held a substantial interest in Versatel’s share capital or, in the event the non-resident holder holds or has held a substantial interest in Versatel, such interest is or was a business asset in the hands of the holder;

•	does not share and has not shared directly (not through the beneficial ownership of shares or similar securities) in the profits of an enterprise managed and controlled in The Netherlands which owned or was deemed to have owned shares and/or warrants;

•	does not carry out and has not carried out any activities which can be qualified as taxable income from one or more activities which do not generate taxable profit or taxable wages (belastbaar resultaat uit overige werkzaamheden) to which the holding of the shares and/or warrants was connected;

•	does not carry out and has not carried out employment activities in The Netherlands or serves or served as a director or board member of any entity resident in The Netherlands, or serves or served as a civil servant of a Netherlands public entity with which the holding of the shares and/or warrants is or was connected; and

•	is not an individual that has opted to be taxed as a resident of The Netherlands.

      Income derived from shares or capital gains derived from the sale or disposition of shares by a non-resident corporate shareholder, carrying on a business through a permanent establishment in The Netherlands, are not subject to Netherlands corporation tax, provided:

•	the Netherlands participation exemption applies; and

•	the shares are attributable to the business carried out in The Netherlands.

      To qualify for the participation exemption, the shareholder must generally hold at least 5% of our nominal paid-up capital and meet other requirements.

      Under most Netherlands tax treaties, the right to tax capital gains realized by a non-resident holder from the sale or exchange of shares and/or warrants is in many cases allocated to the holder’s country of residence.

Dividend Withholding Tax

      Dividends that Versatel distributes are subject to withholding tax at a rate of 25%, unless:

•	the participation exemption applies and the shares are attributable to the business carried out in The Netherlands; or

•	dividends are distributed to a qualifying EU corporate shareholder satisfying the conditions of the EU directive; or

•	the rate is reduced by treaty; or

•	Surtax (see below) was due on the dividend distribution and the recipient is a resident of The Netherlands, the Netherlands Antilles or Aruba, a Member State of the European Union or a country with which the Netherlands has concluded a treaty for the avoidance of double taxation.

      Dividends may include:

•	distributions of cash;

•	distributions of property in kind;

•	constructive dividends;

•	hidden dividends;

•	liquidation proceeds in excess of our recognized paid-in capital;

•	consideration for the repurchase of the shares by Versatel (including a repurchase by a direct or indirect subsidiary of Versatel) in excess of our recognized average paid-in capital, unless such repurchase is for temporary investment, or exempt on the basis of article 4c Dividend Tax Act 1965;

•	consideration for the repurchase of the warrants by Versatel (including a repurchase by a direct or indirect subsidiary of Versatel);

•	proceeds from the redemption of the shares in excess of our recognized paid-in capital;

•	stock dividends equal to their nominal value (unless distributed out of our recognized paid-in share premium); and

•	the repayment of paid-in capital not recognized as capital.

      The term “recognized paid-in capital” or “share premium” relates to our paid-in capital or share premium as recognized for Netherlands tax purposes.

      Generally, a shareholder that resides, or is deemed to reside, in The Netherlands will be allowed a credit against Netherlands income tax or corporation tax for the tax withheld on dividends paid on the shares. A legal entity resident in The Netherlands that is not subject to Netherlands corporate income tax may, under certain conditions, request a refund of the tax withheld.

      According to a legislative proposal regarding anti-dividend stripping — that is not yet approved by Dutch parliament but that may have retroactive effect as of April 27, 2001 — no exemption from, or refund of, Netherlands withholding tax is granted if the recipient of dividend paid by Versatel is not considered to be the beneficial owner of such dividend. Such recipient is not considered to be the beneficial owner, if such recipient paid a consideration (in cash or in kind) in connection with the dividend and such payment forms part of a sequence of transactions and if it is likely that (i) an individual or company (other than the holder of the dividend coupon) benefited, in whole or in part, directly or indirectly from the dividend and such individual or company would be entitled to a less favorable exemption from, or refund of, Netherlands withholding tax than the recipient of the dividend and (ii) such individual or company, directly or indirectly, retains or acquires a position in the shares that is comparable with his/her or its position in similar shares that he/she or it had before the sequence of transaction began. The expression “sequence of transactions” as used herein includes the sole acquisition of one or more dividend coupons and the establishment of short term rights of enjoyment on shares, while the transferor retains the ownership of the shares. The Treaty in effect between The Netherlands and the United States provides for a divergent definition of the beneficial owner that generally will overrule the proposed definition of the beneficial owner under the laws of The Netherlands.

      Dividends Versatel pays to a resident corporate shareholder that qualifies for the “participation exemption” (as defined in Article 13 of The Netherlands Corporation Tax Act 1969 (the “Corporation Tax Act”)) will not be subject to the dividend withholding tax if the ordinary shares and/or ADSs are attributable to the shareholder’s business carried out in The Netherlands. A resident corporate shareholder will generally qualify for the participation exemption if, among other things, the resident shareholder owns at least 5% of the nominal paid-up capital.

      A non-resident shareholder may benefit from a reduced dividend withholding tax rate pursuant to an income tax treaty in effect between the shareholder’s country of residence and The Netherlands. Under most Netherlands income tax treaties, the withholding tax rate is reduced to 15% or less, provided that:

•	the recipient shareholder does not have a permanent establishment in The Netherlands to which the shares are attributable; and

•	the recipient shareholder is the beneficial owner of the dividends.

      Residents of the United States that qualify for, and comply with the procedures for claiming benefits under the income tax convention between the Netherlands and the United States (the “US/ NL Income Tax Treaty”), generally are eligible for a reduction of the Netherlands withholding tax on dividend income to 15%, which rate may under certain conditions be reduced to 5% if the beneficial owner is a company which holds directly at least 10% of the voting power of Versatel. Generally, a holder of the shares will qualify for benefits under the US/ NL Income Tax Treaty (subject to compliance with the procedures for claiming benefits) if the holder:

•	is the beneficial owner of the dividends paid;

•	is resident in the United States according to the US/ NL Income Tax Treaty;

•	does not hold the shares in connection with the conduct of business in the Netherlands;

•	is an individual, an estate, a trust, a company and any other body of persons as defined in the US/ NL Income Tax Treaty; and

•	qualifies under article 26 of the U.S./ NL Income Tax Treaty (Limitation on Benefits).

      The US/ NL Income Tax Treaty provides a complete exemption for dividends received by exempt pension trusts and exempt organizations, under the conditions as defined therein.

      The withholding of tax on dividend distributions on shares to a non-resident corporate shareholder carrying on a business through a Netherlands permanent establishment is not required as long as:

•	the Netherlands participation exemption applies; and

•	the shares form a part of the permanent establishment’s business assets.

      To qualify for the participation exemption, this entity should generally hold at least 5% of our nominal paid-up capital and meet other requirements.

Surtax

      As a result of a major tax reform effective as of January 1, 2001, Versatel will be subject to 20% corporate income tax on “excessive” dividends distributed by Versatel in the period from January 1, 2001 up to and including December 31, 2005 (“surtax”).

      Dividends (to be understood in the widest sense, like distributions in cash, liquidation proceeds and proceeds at the event of repurchase) are considered to be excessive if in a certain calendar year the total amount of distributed dividends exceeds the highest of the following amounts:

•	4% of the fair market value of the issued shares in Versatel at the beginning of that certain calendar year;

•	twice the amount of the average annual amount of dividends regularly distributed, as indicated in the “surtax” legislation, by Versatel during the three calendar years immediately preceding January 1, 2001; and

•	Versatel’s result of the preceding book year (exclusive of certain results as indicated in the “surtax” legislation).

      The surtax is reduced pro rata to the extent that Versatel can demonstrate that at the time of the distribution, the shares were held, for an uninterrupted period of three years, by individuals or entities holding at least 5% of Versatel’s nominal paid-in capital and that these shareholders are resident of the Netherlands, the Netherlands Antilles or Aruba, a Member State of the European Union or a country with which the Netherlands has concluded a treaty for the avoidance of double taxation. ordinary shareholders holding 5% of the shares on September 14, 1999, are deemed to hold the shares for three years.

      The preceding paragraph does not apply to investment institutions (beleggingsinstellingen) as defined in the Corporate Income Tax Act 1969.

      The distribution tax is not levied to the extent that the distributions by Versatel exceed the retained earnings and silent reserves present on December 31, 2000.

Net Wealth Tax

      As of January 1, 2001 the net wealth tax has been abolished.

Gift Tax and Inheritance Tax

Residents or Deemed Residents of The Netherlands

      Netherlands gift tax or inheritance tax will be due with respect to a gift or inheritance of shares and/or warrants from a person who resided, or was deemed to have resided, in The Netherlands at the time of the gift or his or her death. Netherlands tax will be due in the case of a gift of shares and/or warrants by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, if such individual dies within 180 days after the date of the gift, while being resident or deemed resident in The Netherlands. A Netherlands national is deemed to have been resident in The Netherlands if he or she was a resident in The Netherlands at any time during the ten years preceding the date of the gift or the date of his or her death.

      For gift tax purposes, each person (regardless of nationality) is deemed to be a Netherlands resident if he or she was a resident in The Netherlands at any time during the 12 months proceeding the date of the gift. The ten-year and 12-month residency rules may be modified by treaty.

      Liability for payment of the gift tax or inheritance tax rests with the donee or heir, respectively. The rate at which these taxes are levied is primarily dependent on the fair market value of the gift or inheritance and the relationship between the donor and donee or the deceased and his or her heir(s). Exemptions may apply under specific circumstances.

Non-Residents of The Netherlands

      A gift or inheritance of shares and/or warrants from a non-resident shareholder will not be subject to Netherlands gift tax or inheritance tax in the hands of the donee or heir provided the non-resident holder was not:

•	a Netherlands national who has been resident in The Netherlands at any time during the 10 years preceding the date of gift or the date of death or, in the event he or she was resident in The Netherlands during such period, the non-resident holder was not a Netherlands national at the time of gift or death;

•	solely for the purpose of the gift tax, a resident of The Netherlands at any time during the 12 months preceding the time of the gift (however, in case of a gift by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands and such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands, tax will be due);

•	engaged in a business in The Netherlands through a permanent establishment or a permanent representative which included in its assets shares and/or warrants; and

•	shared directly (not through the beneficial ownership of shares or similar securities) in the profits of an enterprise managed and controlled in The Netherlands which owned or is deemed to have owned shares and/or warrants.

Netherlands Taxation of Versatel

      Upon exchange of the notes for cash and shares we will realize a significant non-recurring net gain. We believe that we will have sufficient current and future operating losses and other tax losses that could be used to offset the gain, and that a successful financial restructuring, whether through the successful completion of this exchange offer or through a court approved plan, will not result in any net cash payment in respect of Netherlands corporate income tax at this time as a result of the available and future losses carry forward.

      However, the use of tax losses to offset the gain will result in our having to pay corporate income tax sooner, in the event that we achieve profitability in the future, than if we had not completed this exchange offer. Moreover, as part of our tax planning in connection with this exchange offer we may incur “temporary” tax losses. In this event, the gains sheltered by the temporary tax losses may have to be recognized as taxable gains in future years, which could lead to increased tax payments to the extent that we do not generate sufficient tax losses to shelter such gains. In addition, The Netherlands tax authorities could challenge the amount of such present and future tax losses in any audit of our tax returns.

      In the event Versatel is declared bankrupt, it can not be ruled out that the tax authorities will immediately issue a (preliminary) tax assessment in order to protect their position in bankruptcy.

      The issuance of shares by Versatel will be subject to 0.55% capital tax on the fair market value of the contribution on these shares.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

      We are incorporated under the laws of The Netherlands and substantially all of our assets are located outside the United States. In addition, most members of our management board, supervisory board and executive officers are not residents of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against such persons or Versatel judgments of U.S. courts predicated upon civil liabilities under the U.S. federal securities laws. The United States and The Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, so U.S. judgments are not directly enforceable in The Netherlands. However, a final judgment for the payment of money obtained in a U.S. court, which is not subject to appeal or any other means of contestation and is enforceable in the United States, would in principle be upheld by a Netherlands court of competent jurisdiction when asked to render a judgment in accordance with such final judgment by a U.S. court, without substantive re-examination or relitigation on the merits of the subject matter thereof; provided that such judgment has been rendered by a court of competent jurisdiction, in accordance with rules of proper procedure, that it has not been rendered in proceedings of a penal or revenue nature and that its content and possible enforcement are not contrary to public policy or public order of The Netherlands, and that such judgment does not concern the recognition of punitive damages, which have no bearing on the amount of damages incurred. Notwithstanding the foregoing, there can be no assurance that U.S. investors will be able to enforce against Versatel, or executive officers or members of the management board or supervisory board, or certain experts named herein who are residents of The Netherlands or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal or state securities laws, or default judgments in general. Versatel has been advised by its Netherlands counsel, Stibbe, that there is doubt as to whether a Netherlands court would impose civil liability on Versatel, or on its executive officers or on the members of the management board or supervisory board in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands against Versatel or such members.

GENERAL LISTING INFORMATION

      The exchange offer has been authorized and approved at meetings of our supervisory board held on March 1, 2002 and March 20, 2002. The increase of our authorized share capital and the issuance of the shares and warrants to be issued in this exchange offer is subject to approval at a meeting of our shareholders. All other consents, approvals, authorizations or other formalities required under Netherlands law to be obtained or satisfied in connection with these offerings have been obtained or satisfied.

      The latest audited financial information for Versatel contained in this prospectus is as of and for the year ended December 31, 2001. To the best of our knowledge, since that date, there has been no material adverse change to our financial condition that has not been disclosed in this prospectus.

      Versatel Telecom International N.V.’s outstanding ordinary share capital has been listed on the Official Segment of Euronext Amsterdam N.V. since July 23, 1999.

      We have taken appropriate measures to comply with the regulations on insider trading pursuant to the Dutch Act on the Supervision of the Securities Trade 1995 (Wet Toezicht Effectenverkeer 1995).

      Our audited consolidated financial statements as of and for the years ended December 31, 2001, 2000 and 1999 are available in English and our articles of association will be available in Dutch and in English, in each case free of charge, at our head office, located in Hullenbergweg 101, 1101 CL Amsterdam-Zuidoost, The Netherlands.

      The estimated aggregate costs and expenses for the exchange offer, are approximately €18.0 million.

LEGAL MATTERS

      Certain legal matters regarding United States federal and New York law will be passed upon for Versatel by Shearman & Sterling. Certain matters of Netherlands corporate law including the validity of the securities offered hereby will be passed upon for Versatel by Stibbe, Amsterdam, The Netherlands. Certain legal matters will be passed upon for the dealer managers by Simpson Thacher & Bartlett.

EXPERTS

      The audited financial statements of Versatel as of December 31, 2000 and 2001 and for each of the three years ended December 31, 2001, included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen Accountants, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to VEW Telnet GmbH as of and for the year ended December 31, 1999 and Komtel Gesellschaft für Kommunikations-und Informationsdienste mbH as of and for the year ended December 31, 2000 its opinion is based on the reports of other independent public accountants, namely BDO Nordwestdeutsche Treuhand Gesellschaft mit beschränkter Haftung Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft and BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft. In those reports, that firm also states that, with respect to the consolidated financial statements of Versatel Deutschland Holding GmbH, the consolidated financial statements of Komtel Gesellschaft Für Kommunikations- und Informationsdienste mbH and the financial statements of Versatel Deutschland GmbH & Co. KG. as of and for the year ended December 31, 2001 its opinion is based on the reports of the above-mentioned other independent public auditors. The financial statements referred to above have been included herein in reliance upon the authority of those firms as experts in giving said reports.

      The financial statements of Komtel Gesellschaft für Kommunikations- und Informationsdienste mbH as of December 31, 2000 have been audited by BDO Nordwestdeutsche Treuhand Gesellschaft mit beschränkter Haftung Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft and the financial statements of VEW Telnet Gesellschaft für Telekommunikations und Netzdienste mbH as of December 31, 1999 have been audited by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement with the Securities and Exchange Commission under the U.S. Securities Act of 1933. This registration statement covers the shares that we will issue to you if you exchange your notes for shares and cash in this exchange offer and the warrants that we will issue to our shareholders. The rules and regulations of the Securities and Exchange Commission allow us to omit some of the information in the registration statement from this prospectus. This prospectus is a summary of information and any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. If we have filed such contract, agreement or other document as an exhibit to the registration statement, we urge you to read the exhibit carefully for a more complete understanding of the document or the matter involved. We qualify all of our statements by reference to the complete documents. The registration statement and its exhibits and schedules may be read at no cost to you and copied at the public reference section of the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on its public reference rooms. Also, the Securities and Exchange Commission maintains a World Wide Website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. We are also subject to the information and period reporting requirements of the Exchange Act of 1934 and, in accordance therewith, we file periodic reports and other information with the Securities and Exchange Commission through its Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. Such periodic reports and other information will be available for inspection and copying at the public reference facilities, regional offices and Website of the Securities and Exchange Commission referred to above.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

OF VERSATEL TELECOM INTERNATIONAL N.V.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To Versatel Telecom International N.V.

      We have audited the accompanying consolidated balance sheets as of December 31, 2000 and 2001 of VERSATEL TELECOM INTERNATIONAL N.V. and the consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Versatel Deutschland Holding GmbH, the consolidated financial statements of Komtel Gesellschaft für Kommunikations- und Informationsdienste mbH and the financial statements of Versatel Deutschland GmbH & Co. KG, as of and for the year ended December 31, 2001, not presented separately herein, which statements reflect total assets and total revenues of 21.1% and 24.0% of the related consolidated totals. We did not audit the financial statements of VEW Telnet GmbH, as of and for the year ended December 31, 1999, not presented separately herein, which statements reflect total assets and total revenues of 7.1% and 2.7% of the related consolidated totals. We did not audit the financial statements of Komtel Gesellschaft für Kommunikations- und Informationsdienste mbH, as of and for the year ended December 31, 2000, not presented separately herein, which statements reflect total assets and total revenues of 2.7% and 15.3% of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Versatel Telecom International N.V. as of December 31, 2000 and 2001 and the result of their operations and their cash flows for each of the years in the period ended, in conformity with United States generally accepted accounting principles.

ARTHUR ANDERSEN

Amsterdam, The Netherlands

March 26, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

      We have audited the consolidated balance sheet, as of December 31, 2001, of Versatel Deutschland Holding GmbH, Dortmund, and the consolidated statement of operations for the year ended December 31, 2001. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit provides a reasonable basis for our opinion. The consolidated financial statements of the company were prepared for consolidation purposes.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Versatel Deutschland Holding GmbH, Dortmund, as of December 31, 2001 and the result of its operations for the one year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Flensburg, March 23, 2002

BDO Nordwestdeutsche Treuhand
Gesellschaft mit beschränkter Haftung
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

      We have audited the balance sheet of Versatel Deutschland GmbH & Co. KG, Dortmund, as of December 31, 2001, the statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Versatel Deutschland GmbH & Co. KG, Dortmund, as of December 31, 2001, and the results of its operations and cash flows for the one year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Flensburg, March 23, 2002

BDO Nordwestdeutsche Treuhand
Gesellschaft mit beschränkter Haftung
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

      We have audited the consolidated balance sheets of Komtel Gesellschaft für Kommunikations- und Informationsdienste mbH, Flensburg, as of December 31, 2000 and 2001 and the consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2001 and for the nine month period ended December 31, 2000. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

      80% of the shares in Komtel Gesellschaft für Kommunikations- und Informationsdienste mbH, Flensburg, are owned by Versatel group.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komtel Gesellschaft für Kommunikations- und Informationsdienste mbH, Flensburg, as of December 31, 2000 and 2001 and the results of its operations and cash flows for the year ended December 31, 2001, and for the nine month period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Flensburg, March 23, 2002

BDO Nordwestdeutsche Treuhand
Gesellschaft mit beschränkter Haftung
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

VERSATEL TELECOM INTERNATIONAL N.V.

Consolidated balance sheets as of

December 31, 2000 and 2001

(Amounts in thousands of euro, except share and per share amounts)

	2000	2001

ASSETS
Current Assets:
Cash	61,618	479,799
Marketable securities	1,116,249	242,306
Restricted cash, current portion	26,009	—
Accounts receivable, net	74,807	68,884
Inventory	9,804	28,115
Unbilled revenues	12,327	11,078
Prepaid expenses and other	51,568	26,719

Total current assets	1,352,382	856,901

Fixed Assets:
Property, plant and equipment, net	591,391	814,240
Construction in progress	175,766	125,656

Total fixed assets	767,157	939,896

Capitalized finance costs, net	41,435	33,486
Other non-current assets	11,003	8,048
Goodwill, net	245,663	217,939

Total assets	2,417,640	2,056,270

See notes to the consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

Consolidated balance sheets as of

December 31, 2000 and 2001

(Amounts in thousands of euro, except share and per share amounts)

	2000	2001

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	128,716	118,651
Accrued liabilities	218,152	188,676
Unearned revenue	16,461	21,220
Current portion of capital lease obligations	1,334	1,080

Total current liabilities	364,663	329,627

Capital lease obligations, net of current portion	1,369	12,612
Long-term liabilities	25,648	11,850
Long-term debt	1,684,642	1,728,875

Total liabilities	2,076,322	2,082,964

Shareholders’ Equity:
Ordinary shares, NLG 0.05 par value, 91,352,247 and 89,661,896 issued and outstanding as of December 31, 2001 and 2000, respectively	2,033	2,073
Additional paid-in capital	1,019,015	1,022,572
Warrants	722	336
Deferred compensation	(19,270)	(11,932)
Accumulated deficit	(661,182)	(1,039,743)

Total shareholders’ equity	341,318	(26,694)

Total liabilities and shareholders’ equity	2,417,640	2,056,270

See notes to the consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

Consolidated statements of operations

for the years ended December 31, 1999, 2000 and 2001

(Amounts in thousands of euro, except share and per share amounts)

	1999	2000	2001

OPERATING REVENUE:	58,537	181,469	255,733
OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	45,657	133,565	154,399
Selling, general and administrative, excluding stock based compensation shown below	70,250	206,360	165,614
Stock based compensation	12,557	7,034	5,695
Tax penalties	—	—	2,978
Restructuring expense	—	—	11,240
Depreciation and amortization	26,412	91,518	138,592

Total operating expenses	154,876	438,477	478,518

Operating loss	(96,339)	(257,008)	(222,785)
OTHER INCOME (EXPENSES):
Foreign currency exchange (losses) gains, net	(43,684)	(32,695)	(30,192)
Interest income	12,861	57,629	45,466
Interest expense	(71,373)	(168,761)	(184,103)
Result from investing activities	—	(3,131)	21
Other asset impairments	—	(12,751)	—
Other expenses	—	(5,463)	—

Total other expenses, net	(102,196)	(165,172)	(168,808)

Loss before income taxes and minority interest and extraordinary item	(198,535)	(422,180)	(391,593)

Credit from income taxes	437	41	—

Loss before minority interest and extraordinary item	(198,098)	(422,139)	(391,593)

Minority interest	168	792	—

Loss before extraordinary item	(197,930)	(421,347)	(391,593)

Extraordinary item	—	—	13,032

Net Loss	(197,930)	(421,347)	(378,561)

Net loss per share (basic and diluted) excluding extraordinary item	(3.89)	(4.92)	(4.31)
Extraordinary item per share (basic and diluted)	—	—	0.14

Net loss per share (basic and diluted)	(3.89)	(4.92)	(4.17)

See notes to the consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

Consolidated statements of cash flows

for the years ended December 31, 1999, 2000 and 2001

(Amounts in thousands of euro, except share and per share amounts)

	1999	2000	2001

CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	(197,930)	(421,347)	(378,561)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	26,412	91,518	138,592
Amortization of finance cost	1,817	7,928	6,705
Currency translation movement	40,633	30,628	30,580
Gain on sale of fixed assets	—	(6,511)	(18,703)
Accreted interest on convertible notes	—	26,538	32,203
Stock based compensation	12,557	7,034	5,695
Profit on extinguishment of debt	—	—	(13,032)
Changes in other operating assets and liabilities
Accounts receivable	(3,579)	(53,675)	5,923
Inventory	(526)	(248)	(18,311)
Prepaid expenses and other	(33,753)	(9,236)	31,385
Accounts payable	47,593	27,107	(10,064)
Due to related parties	(366)	—	—
Unearned revenue	(1,479)	14,102	4,759
Accrued liabilities	38,528	95,123	(24,153)

Net cash used in operating activities	(70,093)	(191,039)	(206,982)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(173,804)	(466,884)	(251,926)
Proceeds from disposal of fixed assets	—	16,324	—
Finance costs of senior notes and convertible notes	(17,025)	(19,499)	—
Acquisition of business, net of cash acquired	(281,702)	(103,540)	(223)
Net proceeds from sale of business	—	13,194	—
Purchase of marketable securities	(160,465)	(2,587,668)	(1,067,303)
Sales of marketable securities	—	1,631,886	1,941,246

Net cash provided by investing activities	(632,996)	(1,516,187)	621,794

CASH FLOW FROM FINANCING ACTIVITIES:
Payments under capital lease obligations	—	(39,377)	205
Proceeds from (redemption of) short-term loans	6,975	16,061	(6,902)
Proceeds from (redemption of) long-term debt	5,070	15,504	(13,799)
Proceeds from (redemption of) senior notes and convertible loans	591,674	655,611	(9,079)
Restricted cash paid as interest	46,368	48,768	28,090
Proceeds from exercised warrants	—	2,369	293
Proceeds from exercised options	—	2,745	1,095
Shareholder contributions	708,504	242,848	3,466

Net cash provided by financing activities	1,358,591	944,529	3,369

Net increase (decrease) in cash	655,502	(762,697)	418,181
Cash, beginning of the year	168,813	824,315	61,618

Cash, end of the year	824,315	61,618	479,799

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for —
Interest (net of amounts capitalized)	46,368	120,206	136,809
Income taxes	—	—	—
Acquisition of property through capital leases	40,088	—	12,369

VERSATEL TELECOM INTERNATIONAL N.V.

Consolidated statements of shareholders’ equity

for the years ended December 31, 1999, 2000, and 2001

(Amounts in thousands of euro, except for share and per share amounts)

	Number of		Additional
	shares	Ordinary	paid-in		Deferred	Accumulated
	outstanding	shares	capital	Warrants	Compensation	deficit	Total

Balance, December 31, 1998	38,984,810	884	23,194	2,365	—	(41,905)	(15,462)
Shareholder contributions	37,380,008	848	700,906	—	—	—	701,754
Shares issued for acquisition	425,000	10	4,241	—	—	—	4,251
Stock options exercised	1,940,000	44	1,915	—	—	—	1,959
Warrants exercised	495,168	11	265	(277)	—	—	(1)
Stock compensation charge	—	—	12,557	—	—	—	12,557
Issuance of subsidiary shares	—	—	541	—	—	—	541
Net loss	—	—	—	—	—	(197,930)	(197,930)

Balance, December 31, 1999	79,224,986	1,797	743,619	2,088	—	(239,835)	507,669
Shareholders contributions	5,100,000	116	238,411	—	—	—	238,527
Shares issued for acquisition	221,371	5	4,316	—	—	—	4,321
Stock options exercised	2,221,626	49	2,696	—	—	—	2,745
Warrants exercised	2,893,913	66	3,669	(1,366)	—	—	2,369
Deferred compensation	—	—	26,304	—	(26,304)	—	—
Amortization of stock based compensation	—	—	—	—	7,034	—	7,034
Net loss	—	—	—	—	—	(421,347)	(421,347)

Balance, December 31, 2000	89,661,896	2,033	1,019,015	722	(19,270)	(661,182)	341,318

Shareholders contributions	—	—	2,941	—	—	—	2,941
Shares issued for acquisition	7,500	1	524	—	—	—	525
Stock options exercised	948,133	22	1,073	—	—	—	1,095
Warrants exercised	734,718	17	662	(386)	—	—	293
Deferred compensation	—	—	(1,643)	—	1,643	—	—
Amortization of stock based compensation	—	—	—	—	5,695	—	5,695
Net loss	—	—	—	—	—	(378,561)	(378,561)

Balance, December 31, 2001	91,352,247	2,073	1,022,572	336	(11,932)	(1,039,743)	(26,694)

There is no other comprehensive income other than the net losses for the period.

See notes to the consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements

(Amounts in thousands of euro, except for share and per share amounts)

1.   General

      Versatel Telecom International N.V. (“Versatel” or the “Company”), incorporated in Amsterdam on October 10, 1995, provides international and national telecommunication services in The Netherlands, Belgium and northwest Germany.

      As of January 1, 2000, Versatel published its financial statements in euro. Prior to this date, Versatel published its financial statements in Dutch guilders. We have restated the financial statements and the notes presented herein for the periods prior to January 1, 2000 in euro using the fixed conversion rate of NLG 2.20371 per €1.00 established in connection with the implementation of the third stage of European Monetary Union.

      The financial data reported in euro depict the same trend as would have been presented if Versatel had continued to present financial statements in NLG. The financial data for the years ended December 31, 1999, 1998 and 1997, will not be comparable to the financial statements of other companies that report in euro and that restated amounts from a different currency than Dutch Guilders.

(a)  Financial Condition, Operations and Risks and Uncertainties

      Since its founding, Versatel has invested significant capital to build and operate its network and fund its operating losses and interest expense.

      For the year ended December 31, 2001, we had a loss from operating activities of €222.8 million and negative Adjusted EBITDA (which consists of earnings (loss) before interest expense, income taxes, depreciation, amortization, stock based compensation, tax penalties, restructuring expense, extraordinary items, results from investing activities and foreign exchange gain (loss)) of €64.3 million. For the year ended December 31, 2000 we had a loss from operating activities of €257.0 million and negative Adjusted EBITDA of €158.5 million. We expect to continue to incur significant further operating losses for the foreseeable future. Although the proposed exchange offer would result in a significant non-recurring net gain for accounting purposes and tax purposes (consisting primarily of an extraordinary gain resulting from the extinguishment of the high yield notes and a one time charge to interest expense as a result of the induced conversion related to the convertible notes), we expect to continue to make losses in the future. You should be aware that we cannot be certain that we will achieve or, if achieved, be able to maintain operating profits in the future.

      In order to achieve positive Adjusted EBITDA, Versatel will need to grow its revenues, control its network costs by replacing leased lines and other temporary network elements with its own network, and efficiently manage selling, general and administrative costs. Adjusted EBITDA is included because management believes it is a useful indicator of a company’s ability to incur and service debt. Adjusted EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statements of operations or cash flow data computed in accordance with U.S. GAAP or as a measure of our results of operations or liquidity. Because all companies do not calculate Adjusted EBITDA or EBITDA, identically, the presentation of Adjusted EBITDA contained herein may not be comparable to other similarly titled measures of other companies. Please note that the definition of Adjusted EBITDA as applied in the audited financial statements for the years 1997, 1998, 1999 and 2000 is different from the above definition. In the new definition for Adjusted EBITDA, stock based compensation, tax penalties and restructuring expenses are included.

      The ability to attract and provision new customers directly to our network with fiber, DSL technology, other copper access technologies or leased lines will have a significant impact on Versatel’s ability to achieve positive Adjusted EBITDA and eventual net profit. To date, Versatel has made significant progress in

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

connecting new buildings to its network. Versatel continues to invest in strong sales and marketing efforts to attract new customers and enhance Versatel’s brand image in its target markets, but no assurances can be given by Versatel that it will be able to continue to attract new customers and connect them directly to its network.

      For the year ended December 31, 2001, the company had a net loss of €378.6 million. In addition, Versatel had an accumulated deficit of €1,039.7 million as of December 31, 2001. We have used a significant amount of the net proceeds of the debt and equity offerings to make capital expenditures related to the expansion and development of our network, to acquire various companies, to fund operating losses and for other general corporate purposes. Our capital expenditure for each of the years ended December 31, 2001, 2000 and 1999 was €251.9 million, €466.9 million and €173.8 million, respectively. Taking the non-monetary transactions of 2001 into consideration the gross capital expenditures amounted to €274.9 million. We expect total capital expenditure for 2002 to be significantly below 2001 levels.

      As of December 31, 2001, we had negative working capital (excluding cash, cash equivalents and marketable securities) of €194.8 million. In the future we expect our working capital needs to increase. This is largely due to an expected increase in our revenues and a related increase in accounts receivable, at the same time that we expect a significant reduction in our accounts payable as a result of payments that are due with respect to equipment and services purchased in connection with the construction of our now largely completed network and a reduction in our sales, general and administrative expenses. Also, as the focus of our network construction has shifted to shorter lead time customer connection projects, the length of time that the associated accounts payable remain out standing will decrease.

      On October 12, 2001, Versatel filed a registration statement on Form F-4 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission in connection with a proposed exchange offer and consent solicitation in respect of its outstanding high yield notes and convertible notes. On March 21, 2002, Versatel announced that it had reached an agreement with an ad hoc committee of holders of its notes in respect of a revised exchange offer and consent solicitation. The committee is part of a wider group of holders of notes that collectively own approximately 74% of the initial principal amount of outstanding notes. The committee collectively holds approximately 33% of such notes. The offer is to exchange up to 100% of our notes outstanding for cash and ordinary shares of Versatel.

      Upon completion of the exchange offer, Versatel believes that its remaining cash balance, together with anticipated cash flow from operations, will provide it with sufficient capital to fund its operations to at least the beginning of the second quarter 2003. In addition, Versatel believes that the substantial reduction in future interest payments and principal repayments on the notes will reduce its additional funding requirements to less than €50 million. Versatel also believes that its remaining funding requirement could potentially be further reduced through a combination of creating future operating efficiencies and future capital raising activities in the equity or debt markets, including warrant and option exercises. However, if the exchange offer is unsuccessful and current conditions in the capital markets prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004.

      The exchange offer is conditioned on the receipt of tenders of at least 99% in aggregate of the initial principal amount of the notes currently outstanding. If we do not receive tenders of at least 99% in aggregate of initial principal amount of all notes currently outstanding, but we do receive sufficient affirmative votes in favor of a plan of composition, we currently intend to effect our financial restructuring by filing a request for a suspension of payments with a Netherlands court. If the plan of composition was to be ratified, all holders of notes, including the holders of the notes that do not tender their notes pursuant to the terms of the exchange offer, would be bound to the terms of the plan of composition, 100% of the notes would be

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

cancelled and the holders of notes would receive the same consideration that is offered in the exchange offer, except for the early tender payment. It is possible that the Netherlands court may decide not to ratify the plan of composition and it is also possible that the Netherlands court may declare Versatel bankrupt simultaneously with its refusal to ratify the plan. Such a declaration would put us into liquidation. Management believes that the possibility of this outcome is limited.

(b)  Principles of consolidation and changes in consolidated interest

      The accompanying consolidated financial statements include the operations of the following subsidiaries as of December 31, 2001:

	Country of	Percentage of
Name	Incorporation	Ownership

Versatel Telecom Europe B.V	The Netherlands	100%
Versatel Telecom Netherlands B.V	The Netherlands	100%
Versatel Belgium N.V	Belgium	100%
BizzTel Telematica B.V	The Netherlands	100%
CS Net B.V	The Netherlands	100%
CS Engineering B.V	The Netherlands	100%
Itinera Services N.V	Belgium	100%
7-Klapper Beheer B.V	The Netherlands	100%
Vuurwerk Internet B.V	The Netherlands	100%
Vuurwerk Access B.V	The Netherlands	100%
Svianed B.V	The Netherlands	100%
Versatel Deutschland Holding GmbH	Germany	100%
Versatel Deutschland Verwaltungs GmbH	Germany	100%
Versatel Deutschland GmbH & Co.KG	Germany	100%
Komtel Gesellschaft für Kommunikations und Informationsdienste mbH (“Komtel”)	Germany	80%
Komtel Service GmbH	Germany	100%
Klavertel N.V	Belgium	100%
Compath N.V	Belgium	100%
MMDI N.V	Belgium	100%
Versatel Internet Group N.V	The Netherlands	100%
Zon Nederland N.V	The Netherlands	92%
Versatel Internet Group Belgium N.V	Belgium	100%
Versatel 3G N.V	The Netherlands	100%
Versapoint N.V	The Netherlands	100%
Versapoint GmbH	Germany	100%
Versapoint Private Ltd.	United Kingdom	100%
Versapoint B.V	The Netherlands	100%
Versapoint N.V	Belgium	100%
Versapoint S.A.	France	100%

      The consolidated financial statements include the accounts of Versatel and all entities in which Versatel has a controlling voting interest (“Subsidiaries”). The results of these Subsidiaries are included from the respective dates of acquisition or incorporation by Versatel during 2001. All significant intercompany transactions have been eliminated.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

      Minority interest in the consolidated statement of operations represents the minority shareholders’ share of the income or loss of the consolidated Subsidiaries. The minority interest in the consolidated balance sheet reflect the original investment by these minority shareholders in the consolidated Subsidiaries, adjusted for their proportional share of the income or loss of the Subsidiary. When the minority interest amount in the consolidated balance sheet is fully offset by losses of the Subsidiary, Versatel recognized the entire net loss of such Subsidiary.

(c)  Investments

      Versatel holds certain investments accounted for under the equity method. Versatel accounts for an investment under the equity method if the investment gives Versatel the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if Versatel has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee’s Board of Directors and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

      As of December 31, 2001, Versatel accounted for the following investments at the lower of cost or net realizable value:

	Country of	Percentage of
Name	Incorporation	Ownership

Internet Ventures Group B.V. (formerly known as Hot Orange)	The Netherlands	9%
Cedron B.V. (formerly known as Consumerdesk)	The Netherlands	5%
DOKOM Gesellschaft für Telekommunikation mbH	Germany	10%
RuhrNET Gesellschaft für Telekommunikation mbH	Germany	24%
BORnet GmbH	Germany	5%

(d)  Foreign Currency Transactions

      Versatel’s functional currency is the euro. Transactions involving other currencies are converted into euro using the exchange rates that are in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency re-measurements are reflected in the accompanying statements of operations.

(e)  Reclassifications

      Certain prior year balances have been reclassified to conform to the current year presentation.

2.   Significant Accounting Principles

(a)  Basis of Presentation

      The accompanying consolidated financial statements of Versatel have been prepared on the historical cost basis, in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

      Versatel maintains its accounts under local tax and corporate regulations and has made certain out-of-book memorandum adjustments to these records presenting the accompanying financial statements in accordance with U.S. GAAP.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

(b)  Use of estimates

      The preparation of the financial statements in accordance with generally accepted accounting principles requires the use of management’s estimates. These estimates are subjective in nature and involve judgements that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the fiscal year. Actual results could differ from those estimates.

(c)  Cash, restricted cash and marketable securities

      Cash includes cash at hand and in hand at free utilization of Versatel. Cash not available for free utilization by Versatel is classified as “restricted cash” in the accompanying balance sheet. Versatel has invested the majority of its cash balances in investment grade commercial papers with a maturity of between 3 and a maximum of 12 months. Accordingly, these balances are classified as marketable securities on the balance sheet and are valued at cost adjusted for discount and premium amortization.

(d)  Accounts Receivable

      Accounts receivable are stated at face value, less allowance for possible uncollectable accounts.

(e)  Inventory

      Inventory is stated at the lower of cost or net realizable value with cost being determined on a first-in first-out basis. Versatel’s inventory primarily consists of routers and telecommunications equipment used to connect customers directly to our network.

(f)  Property, plant and equipment

      Property, plant and equipment are stated at the historical cost less accumulated depreciation. Tangible fixed assets operated by Versatel under a financial lease agreement are capitalized. The related debt is presented under capital lease obligations.

      Self-manufactured assets include all direct expenses incurred (e.g. work contracted out, direct labor and material cost). Indirect expenses which can be attributed to this activity (e.g. finance expenses) are also capitalized.

      Depreciation is calculated using the straight-line method over the estimated useful life, taking into account residual values, if any. Assets held for sale which meet the criteria in FASB Statement No. 121 continue to be included in fixed assets but are not depreciated.”

(g)  Capitalized Finance Costs

      Capitalized finance costs are amortized over the debt term, and are recorded as interest expense in the financial statements.

(h)  Goodwill

      Goodwill originating from the acquisition of investments represents the difference of the fair value of the net assets and the acquisition cost of the investments at the time of the acquisition. The goodwill is amortized on a straight-line basis over a period varying from 5 to 10 years.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

(i)  Impairment of Assets

      Versatel reviews its long-lived assets and intangibles for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. This review consists of a comparison of the carrying value of the asset with the asset’s expected future undiscounted cash flow without interest costs. If the expected future undiscounted cash flows exceed the carrying value of the asset, no impairment is recognized. If the carrying value of the asset exceeds the expected future undiscounted cash flows, impairment exists and is measured by the excess of the carrying value over the fair value of the asset.

(j)   Stock option plan/stock based compensation

      Versatel applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its fixed plan stock options. Compensation expense is recorded on the date of grant if the current market price of the underlying stock exceeds the exercise price. The compensation expense is recognized over the vesting period of the options.

(k)  Income Taxes

      The Company accounts for income taxes under the assets and liability method which requires recognition of deferred tax assets and liabilities for the expected future income tax consequences of transactions which have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets, liabilities and carry forwards using enacted tax rates in effect for the year in which differences are expected to reverse or the carryforwards are expected to be utilized. Net deferred tax assets are then reduced by a valuation allowance if management believes it is more likely than not they will not be realized.

(l)  Recognition of Operating Revenues and Cost of Revenues

      Operating revenues are recognized when the service is rendered or assets are sold and collectability is probable. Invoices sent and cash received in advance of services rendered is recorded as unearned revenue. Cost of revenues is recorded in the same period as the revenue is recorded. Specifically, Versatel’s policies are as follows:

Voice Revenues:

      Operating revenues derived from providing various telecommunication services to customers include the following:

•	General Voice services: Versatel generates revenues from voice services through carrier select, dial around and least cost routing, ISDN and call termination services. Revenues are measured in terms of traffic minutes processed and are recognized in the period in which the connection is provided.

•	Toll Free (0800) and premium dial-inServices: Versatel offers Toll-free (0800) and premium dial-in services. For Toll free services revenues are measured in terms of traffic minutes passed through to the customer and are recognized in the period in which these minutes are passed through. For premium dial-in services the company collects per minute fees and passes a portion of these fees on to a local content provider. As a result of Versatel acting as an agent, Versatel reports these fees on a net basis, whereby reported revenues only include that portion of the fees that are not passed on to a local content provider. These premium dial-in revenues are recognized in the period in which these minutes are passed through.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

Data Revenues:

      Operating revenues derived from providing various data services to customers include the following:

•	Direct Access services: Versatel provides high bandwidth services to business and residential customers and other local telecom and Internet service providers that are directly connected to its network. Invoices sent and cash received prior to services being rendered is recorded as unearned revenue and recognized ratably over the period of the specific arrangement.

•	Data Centers and Central Office Facilities services: Versatel provides co-location, telehousing and interconnect facilities services. Revenues related to these services are recognized ratably during the period in which these services are provided.

Internet Revenues:

      Operating revenues derived from providing various internet services to customers include revenues from Dedicated Internet Connectivity, IP-Based Electronic Transaction services, Web and ISP hosting services. Revenues from these services are recognized in the period in which these services are provided. For the IP-Based Electronic Transaction services, revenues are derived from commissions on e-commerce transactions from consumers utilizing Versatel’s network of websites. We recognize such revenues in the period that the user made the on-line purchase. Such revenues are recognized on a net basis, as Versatel do not act as a principal in the transaction.

Other Carrier Services Revenues (infrastructure sales):

      Operating revenues derived from other Carrier Service Revenues relate to transactions where Versatel has sold infrastructure to other carriers. These transactions are accounted for in accordance with the requirements of Statement of Financial Accounting Standard (“SFAS”) No. 66, “Accounting for Sales of Real Estate”. Versatel recognizes revenue when the risks and rewards of ownership are transferred to the purchaser and after delivery to and acceptance by the buyer.

(m) Non-monetary transactions

      Revenue is realized only when the earnings process is complete and an asset held for sale is sold and a productive asset is acquired. Furthermore, there must be a valid business purpose for the acquired productive assets. Non-monetary transactions of assets which meet the foregoing criteria are based on fair value, which is the same basis as that used in monetary transactions. Prices established for non-monetary transactions are market prices and are comparable to prices established for monetary sales and purchases. The assets purchased have been recorded as part of property, plant and equipment, and include the international fiber and capacity that Versatel required to complete its international network. Based on Versatel’s business plan certain assets have been categorized as assets held for sale within fixed assets.

(n)  Recently Issued Accounting Standards

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are “separable”, (i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged). As a result, it is likely that companies will recognize more intangible assets under SFAS No. 141 than its predecessor, Accounting Principles Board (“APB”)

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

Opinion No. 16, although in some instances previously recognized intangibles will be subsumed into goodwill.

      Under SFAS No. 142, goodwill will no longer be amortised on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. Additionally, goodwill on equity method investments will no longer be amortised; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Under SFAS No. 142, intangible assets with indefinite lives will not be amortised. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortised over their estimated useful lives.

      SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consumated after July 1, 2001 will not be amortised. On adoption, the Company may need to record a cumulative effect adjustment to reflect the impairment of previously recognized intangible assets. In addition, goodwill on prior business combinations will cease to be amortized. Versatel is of the opinion that the adoption of SFAS No. 142 will require the Company to recognize an impairment on goodwill. The fair value of the goodwill to be impaired and the resulting impact of the impairment on the results of operations has not yet been assessed by Versatel.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Versatel has not determined the impact that SFAS No. 143 will have on the Company’s results of operations, financial position or cash flows.

      On January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 establishes a single accounting model for long-lived assets based on the framework established in SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. In addition, SFAS No. 144 establishes criteria beyond that previously specified to determine when a long-lived asset is held for sale. Among other things, those criteria specify that (a) the asset must be available for immediate sale in its present condition and (b) the sale of the asset must be probable, and its transfer expected to qualify for recognition as a completed sale, within one year, with certain exceptions. It requires that a long-lived asset exchanged for a similar productive long-lived asset shall continue to be classified as held and used until it is disposed of. In addition, SFAS No. 144 provides guidance on the accounting for a long-lived asset classified as held for sale if the asset is reclassified as held and used. With the adoption of SFAS 144, the Company does not expect to recognize revenue on non-monetary transactions in the future.

      SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the statement are generally to be applied prospectively. The Company currently has no plans to dispose of any operations.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

(o)  Recently Adopted Accounting Standards

      In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative’s fair value be recognized currently in earnings unless specific accounting criteria are met. If a derivative instrument qualifies for hedge accounting, the gains or losses from the derivative may offset results from the hedged item in the statement of operations or other comprehensive income, depending on the type of hedge. To adopt hedge accounting, a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

      In June 2000, the FASB issued SFAS No. 138, “Accounting for Certain Derivative Instruments”, an amendment of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 137 delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000 (January 1, 2001 for Versatel). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their current value. Changes in the current value of derivatives are recorded in the statement of operations as comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and the type of hedge transaction involved. The Company subsequently implemented these statements as of January 1, 2001. There was no material impact on the financial position or results of operations.

3.   Earnings Per Share

      The reconciliation of the basic weighted average outstanding shares and diluted weighted outstanding average shares of the years ended December 31, 2001, 2000 and 1999 is as follows:

	1999	2000	2001

Weighted average shares outstanding (000’s)
Basic	50,929	85,661	90,872
Dilutive potential common shares
Stock options	4,786	5,211	4,612
Warrants	4,765	2,996	953
Convertible notes	477	11,363	12,837

	60,957	105,231	109,274

      Convertible promissory notes, warrants and options were not included in the computation of diluted earnings per share for the years ended December 31, 2001, 2000 and 1999 because their effect was antidilutive.

4.   Restricted Cash

      On December 31, 2001, Versatel does not have a restricted cash balance. Restricted cash balances of €26.0 million at December 31, 2000 included amounts restricted in connection with the payment of interest to the holders of the senior notes due May 15, 2001.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

5.   Accounts Receivable

      Accounts receivable are presented net of an allowance for doubtful accounts of €14.8 million and €5.4 million at December 31, 2001 and 2000, respectively. The movement of the allowance for doubtful accounts receivable during the years ended December 31, 2001 and 2000 was as follows:

	2000	2001

Balance on January 1,	735	5,407
Provision	4,229	11,843
Acquisitions	1,269	—
Utilization of allowance	(826)	(2,432)

Balance on December 31,	5,407	14,818

6.   Prepaid Expenses and Other

      As of December 31, 2001, Versatel’s prepaid expenses and other balance was €26.7 million compared to a balance of €51.6 million as of December 31, 2000. The 2001 and 2000 balance consists primarily of value added tax receivables, prepaid maintenance and interest receivable.

7.   Property, Plant and Equipment

      The movement for the property, plant and equipment for the years ended December 31, 2001 and 2000 is as follows:

	2001

			Other
	Leasehold	Telecom	Tangible Fixed	Construction in
	Improvements	Equipment	Assets	Progress	Total

Book value Jan. 1, 2001	12,248	525,072	54,071	175,766	767,157
Retirements	(181)	(4,016)	(101)	—	(4,298)
Net additions/transfers	1,377	329,305	6,724	(50,110)	287,296
Depreciation	(2,569)	(92,899)	(14,791)	—	(110,259)

Book value Dec. 31, 2001	10,875	757,462	45,903	125,656	939,896

Original cost	16,650	952,011	86,338	125,656	1,180,655
Accumulated depreciation	(5,775)	(194,549)	(40,435)	—	(240,759)

Book value Dec. 31, 2001	10,875	757,462	45,903	125,656	939,896

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

	2000

			Other
	Leasehold	Telecom	Tangible Fixed	Construction in
	Improvements	Equipment	Assets	Progress	Total

Book value Jan. 1, 2000	4,386	151,141	77,167	81,803	314,497
Retirements	(72)	(18,665)	(10,557)	—	(29,294)
Acquisitions	1,157	37,639	10,820	—	49,616
Net additions / transfers	8,856	402,088	(7,712)	93,963	497,195
Depreciation	(2,079)	(47,131)	(15,647)	—	(64,857)

Book value Dec. 31, 2000	12,248	525,072	54,071	175,766	767,157

Original cost	15,454	626,654	74,526	175,766	892,400
Accumulated depreciation	(3,206)	(101,582)	(20,455)	—	(125,243)

Book value Dec. 31, 2000	12,248	525,072	54,071	175,766	767,157

      Listed below are the major classes of property and equipment and their estimated useful lives in years as of December 31, 2000 and 2001:

	Useful
	Life	2000	2001

Leasehold improvements	5	15,454	16,650
Telecommunications equipment	2-20	586,707	912,064
Telecommunications equipment under a 30 years right to use agreement	30	39,947	39,947
Other	3-5	74,526	86,338

Property and equipment		716,634	1,054,999
Less: Accumulated depreciation		(125,243)	(240,759)

Property and equipment, net		591,391	814,240

      Property and equipment include assets held for sale of €59.0 million and €47.1 million as of December 31, 2001 and 2000 respectively, which are not depreciated. These assets held for sale consist of ducts on specific routes in our network that we build with the intention to sell to other carriers.

8.   Construction in Progress

      Versatel continues to build out its network in the Benelux region and secure rights-of-way. The resulting assets as of December 31, 2001, have been recorded at cost under the caption “Construction in progress.”

      During the time of the construction, interest has been capitalized at an average rate of 12.56%, (2000 — 12.56%). Capitalized interest included in construction in progress as of December 31, 2001, and December 31, 2000, respectively, amounted to €7.3 million and €8.8 million.

9.   Capital Lease Obligations

      Versatel entered into a master lease agreement with a finance company to lease certain telecommunications and electronic data processing equipment. Further Versatel entered into agreements for indefeasable rights of use (“IRU’s”) on fiber optic cable and network capacity. These IRU’s agreements are typically over a 20 year period and have no restrictions on use or no bargain purchase options at the end of the terms. A substantial portion of our IRU agreements have been pre-paid and therefore are not included as capital lease

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

obligations. These IRU agreements are presented as telecommunications equipment. The amortization charge applicable to capital leases is included in depreciation and amortization expense.

      Commitments for minimum rentals under non-cancelable capital leases at the end of 2001 are as follows:

2002	2,851
2003	2,851
2004>	12,705

Total minimum lease payments	18,407
Less amount representing interest	(4,715)

Present value of net minimum lease payments	13,692

      Property, plant and equipment at December 31, 2001 and 2000 include the following amounts for capitalized leases:

	2000	2001

Telecommunications equipment at book value	60,303	98,776

10. Goodwill and Finance Costs

      The movement in goodwill and finance costs is as follows:

	Goodwill	Finance Costs	Total

Book value Jan. 1, 2001	245,663	41,435	287,098
Additions	609	—	609
Dispositions	—	(1,244)	(1,244)
Amortization	(28,333)	(6,705)	(35,038)

Book value Dec. 31, 2001	217,939	33,486	251,425

Original cost	283,909	48,649	332,558
Accumulated depreciation	(65,970)	(15,163)	(81,133)

Book value Dec. 31, 2001	217,939	33,486	251,425

	Goodwill	Finance Costs	Total

Book value Jan. 1, 2000	196,973	28,255	225,228
Additions	79,004	19,499	98,503
Dispositions	(3,653)	—	(3,653)
Amortization	(26,661)	(6,319)	(32,980)

Book value Dec. 31, 2000	245,663	41,435	287,098

Original cost	283,300	49,893	333,193
Accumulated depreciation	(37,637)	(8,458)	(46,095)

Book value Dec. 31, 2000	245,663	41,435	287,098

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

11. Senior Debt

      On May 20, 1998 and November 17, 1998, Versatel issued two tranches of senior notes for respectively $225.0 million and $150.0 million with an interest rate of 13 1/4% due 2008, and warrants to purchase 3,000,000 (as adjusted) and 2,000,100 (as adjusted) shares respectively.

      The discount on the second tranche of senior notes (amounting to 4%) is netted against the notes and is amortized on a straight-line basis over a period equal to the senior notes. The amortization charge is treated as an interest expense in the income statement.

      On July 23, 1999, Versatel issued two tranches of senior notes for, US$180 million and €120 million, with an interest rate of 11 7/8% due 2009.

      On March 30, 2000, Versatel issued €300 million 11 1/4% senior notes due 2010.

      The discount on these senior notes is netted against the notes and will be amortized over a period equal to the senior note. The amortization charge is included in interest expenses using the effective interest rate method as interest expense in the Statement of Operations.

      On December 9, 1999, Versatel issued 4% senior convertible notes for €300 million due 2004. The convertible notes can be converted into common shares of Versatel at a conversion price of €43.40. In addition to the regular interest payments, the principal of the notes accretes at 4.5% per year. However, if the conversion right is exercised, the growth of the principal lapses. No notes were converted at year-end.

      Versatel also issued €360 million 4% senior convertible notes due 2005. The convertible notes can be converted into common shares of Versatel at a conversion price of €60.76. In addition to the normal interest, the principal of the loan accretes at 4.5% per year. However, if the conversion right is exercised, the growth of the principal lapses. No notes were converted at year-end.

      Versatel extinguished some of its long-term debt instruments and realized an extraordinary profit of €13.0 million on these transactions in 2001.

      Our debt obligations that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rates between the U.S. dollar and the euro. Versatel has not hedged its foreign currency exposure.

      On October 12, 2001, Versatel filed a registration statement on Form F-4 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission in connection with a proposed exchange offer and consent solicitation in respect of its outstanding high yield notes and convertible notes. On March 21, 2002, Versatel announced that it had reached an agreement with an ad hoc committee of holders of its notes in respect of a revised exchange offer and consent solicitation. The committee is part of a wider group of holders of notes that collectively own approximately 74% of the initial principal amount of outstanding notes. The committee collectively holds approximately 33% of such notes.

      Upon completion of the exchange offer, Versatel believes that its remaining cash balance, together with anticipated cash flow from operations, will provide it with sufficient capital to fund its operations to at least the beginning of the second quarter 2003. In addition, Versatel believes that the substantial reduction in future interest payments and principal repayments on the notes will reduce its additional funding requirements to less than €50 million. Versatel also believes that its remaining funding requirement could potentially be further reduced through a combination of creating future operating efficiencies and future capital raising activities in the equity or debt markets, including warrant and option exercises. However, if the exchange offer is unsuccessful and current conditions in the capital markets prevail, under our current capital structure

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004.

      SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” required disclosure of fair value information about financial instruments whether or not recognized in the balance sheet. The carrying amounts reported in the consolidated balance sheets for cash, trade receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments. As of December 31, 2001, the fair value of the Company’s borrowings under the long-term debt amounts to approximately €496.1 million.

	2001

	Up to	More than		Cash
	5 years	5 Years	Total	Interest

Senior notes due 2008	—	403,612	403,612	13.3%
Senior notes due 2009	—	310,139	310,139	11.9%
Senior notes due 2010		296,382	296,382	11.3%
Convertible notes due 2004	329,106	—	329,106	4.0%
Convertible notes due 2005	389,636	—	389,636	4.0%

Total	718,742	1,010,133	1,728,875

	2000

	Up to	More than		Cash
	5 years	5 Years	Total	Interest

Senior notes due 2008	—	392,367	392,367	13.3%
Senior notes due 2009	—	309,793	309,793	11.9%
Senior notes due 2010	—	295,943	295,943	11.3%
Convertible notes due 2004	314,299	—	314,299	4.0%
Convertible notes due 2005	372,240	—	372,240	4.0%

Total	686,539	998,103	1,684,642

12. Accrued Liabilities

      Accrued liabilities includes the short term portion of long term liabilities and long term debt, capital expenditure accruals, compensation accruals, network cost accruals, current income tax accruals and other accruals.

13. Ordinary shares and stock split

      On April 13, 1999, a two-for-one stock split was effected, resulting in all per share and weighted average share amounts being restated to reflect this stock split.

      On July 14, 1999, a general meeting of shareholders approved an amendment to Versatel’s articles of association to provide for, among other things, a consolidation of its Class A shares and Class B shares into one single class of ordinary shares and the possible issuance of preference shares A, preference shares B and a priority share.

      The authorized share capital of Versatel was increased on December 22, 1999 to NLG 18.5 million, consisting of 175 million ordinary shares with a par value of NLG 0.05 each, 20 million preference shares A

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

with a par value of NLG 0.05 each, 175 million preference shares B with a par value of NLG 0.05 each and one priority share with a par value of NLG 0.05.

      On March 30, 2000, Versatel sold 5,100,000 shares at €49.00 per share. The aggregate net proceeds amounted to €238.4 million after offering expenses.

      As of December 31, 2001, 91,352,247 (2000: 89,661,896) ordinary shares are issued and outstanding.

Warrants

      As of December 31, 2001, Versatel has 53,135 warrants outstanding, giving right to purchase 708,502 ordinary shares, with a strike price of €1.16 that were issued in accordance with our first and second high yield offerings.

Preference Shares A

      Holders of preference shares A will be entitled to one vote per share. There are no cumulative voting rights. Preference shares A have no pre-emptive rights. Preference shares A are entitled to an annual dividend, to be set by the corporate body authorized to issue the preference shares A.

      Preference shares A may be issued pursuant to a resolution passed at a general meeting of shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. The preference shares A will be in registered form and share certificates will not be issued.

      Our management board has obtained from the shareholders at a general meeting, the authority to issue, or grant rights to subscribe for, preference shares, subject only to the prior approval of the supervisory board, until May 14, 2003.

      As of the date of this prospectus, no preference shares A are issued or outstanding.

Preference Shares B

      Holders of preference shares B will be entitled to one vote per share. There are no cumulative voting rights. Preference shares B have no pre-emptive rights. Preference shares B are entitled to a cumulative annual dividend calculated on the basis of a fixed interest rate, as set by the European Central Bank from time to time, on the paid up portion of the nominal value of the preference shares B, to the extent of the distributable profits, prior to any dividend distribution on any of our other shares being made.

      Preference shares B may be issued pursuant to a resolution passed at a general meeting of shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. Notwithstanding such delegation, an issue of preference shares B that would exceed 100% of the number of our other outstanding shares will require the approval of our shareholders at a general meeting. The preference shares B will be in registered form.

      Our management board has obtained from the shareholders at a general meeting, the authority to issue, or grant rights to subscribe for, preference shares, subject only to the prior approval of the supervisory board, until May 14, 2003. As a result, our management board has granted a call option on preference shares B, which will not exceed 100% of all our other outstanding shares, to an independent foundation, Stichting Continuïteit Versatel Telecom International, established under Netherlands law.

      As of the date of this prospectus, no preference shares B are issued or outstanding.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

Priority Share

      The holder of the priority share will be entitled to one vote. There are no cumulative voting rights. However, the priority share will have certain special voting rights as described below. The priority share has no pre-emptive rights. The priority share is entitled to a nominal annual dividend of 20% of its nominal value, to the extent of distributable profits.

      The priority share may be issued pursuant to a resolution passed at a general meeting of shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. The priority share will be in registered form.

      Our management board has obtained from the shareholders at a general meeting, the authority to issue, or grant a right to subscribe for, the priority share, subject only to the prior approval of the supervisory board, until May 14, 2003. As a result, our management board has granted a call option on the priority share to an independent foundation, Stichting Prioriteit Versatel Telecom International, established under Netherlands law.

      As of the date of this prospectus, the priority share is not issued or outstanding.

      Holders of fully paid-up shares are not subject to or liable for any further capital calls by the Company.

14. Employee Benefit Plans

      Versatel has established the following stock option plans: the 1997 Stock Option Plan (the “1997 Plan”), the 1998 Stock Option Plan (the “1998 Plan”), the 1999 Stock Option Plan (the “1999 Plan”), the 2000 Stock Option Plan (the “2000 Employee Plan”) and the 2001 Stock Option Plan (the “2001 Plan”).

1997 Stock Option Plan

      In December 1996, Versatel’s shareholders approved the 1997 Stock Option Plan. The 1997 Plan provides for the grant of options to certain key employees of Versatel to purchase ordinary shares of Versatel. Under the 1997 Plan, no options have been granted with an expiration date of more than five years after the granting of the option. The option exercise price is determined in the particular grant of the option.

      As of December 31, 2001, 398,000 options to purchase 398,000 ordinary shares had been granted under the 1997 Plan. As of December 31, 2001, 335,500 options granted under the 1997 Plan had been exercised for a total of 335,500 shares. A further 12,500 options are still outstanding under the 1997 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

1998 Stock Option Plan

      In March 1998, Versatel’s shareholders approved the 1998 Stock Option Plan. The 1998 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence at the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

      As of December 31, 2001, 5,000,000 options to purchase 5,000,000 ordinary shares have been granted under the 1998 Plan. As of December 31, 2001, 4,263,766 options granted under the 1998 Plan had been exercised for a total of 4,263,766 shares. A further 706,334 options are still outstanding under the 1998 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

1999 Stock Option Plan

      In January 1999, Versatel’s shareholders approved the 1999 Stock Option Plan. The 1999 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence at the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

      As of December 31, 2001, 1,908,500 options to purchase 1,908,500 ordinary shares have been granted under the 1999 Plan. As of December 31, 2001, 410,493 options granted under the 1999 Plan had been exercised for a total of 410,493 shares. A further 900,475 options are still outstanding under the 1999 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

2000 Stock Option Plan

      In December 1999, Versatel’s supervisory board approved the 2000 Stock Option Plan. The 2000 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence two years (except for an aggregate of 100,000 options which were immediately exercisable) after the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

      As of December 31, 2001, options to purchase 2,688,850 ordinary shares have been granted under the 2000 Plan. As of December 31, 2001, 100,000 options granted under the 2000 Plan had been exercised for a total of 100,000 shares. A further 1,306,200 options are still outstanding under the 2000 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

2001 Stock Option Plan

      In May 2001, Versatel’s supervisory board approved the 2001 Stock Option Plan. The 2001 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence two years after the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

      As of December 31, 2001, options to purchase 1,055,900 ordinary shares have been granted under the 2001 Plan.As of December 31, 2001, 852,000 options are still outstanding under the 2001 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

      In October 1995, FASB Statement No. 123 “Accounting for Stock-Based Compensation” was issued. Versatel has adopted the disclosure provisions of FASB Statement No. 123, but opted to remain under the expense recognition provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” in accounting for options granted under the Stock Option Plans. Accordingly, for the years ended December 31, 1997 through December 31, 2001 no compensation expense was recognized for options granted under these schemes provided these options were not granted at a discount to market price. Had compensation expense for share options granted under these schemes been determined based on fair value at the grant dates in accordance with FASB Statement No. 123, the Company’s net income and earnings per share for 1999, 2000 and 2001 would have been reduced to the following pro forma amounts shown below:

	1999	2000	2001

Net income:
As reported	(197,930)	(421,437)	(378,561)
Pro forma	(199,139)	(433,217)	(388,821)
Net loss per share (basic and diluted):
As reported	(3.89)	(4.92)	(4.17)
Pro forma	(3.92)	(5.06)	(4.28)

      The movement in options outstanding during the three years ended December 31, 1999, December 31, 2000 and December 31, 2001 is summarized in the following table:

	Number of	Weighted
	Shares	Average
	Subject to	Exercise
	Option	Price

Outstanding at January 1, 1999	5,398,000	0.97
Exercised during 1999	(1,940,000)	1.01
Lapsed during 1999	(161,740)	2.00
Granted during 1999	1,908,500	3.40

Outstanding at December 31, 1999	5,204,760	1.75
Exercised during 2000	(2,221,626)	1.24
Lapsed during 2000	(276,391)	3.40
Granted during 2000	2,538,850	26.77

Outstanding at December 31, 2000	5,245,593	14.06
Exercised during 2001	(948,133)	1.15
Lapsed during 2001	(1,725,851)	26.36
Granted during 2001	1,205,900	3.75

Outstanding at December 31, 2001	3,777,509	8.39

      The weighted average fair value of options granted in the year ended December 31, 2001, was estimated at €5.26 (2000: €32.60) as at the date of grant using the Black-Scholes stock option-pricing model. The following weighted average assumptions were used: dividend yield of 0.00% (2000: 0.00%) per annum, annual standard deviation (volatility) of 123% (2000: 95%), risk free interest rate of 4.90% (2000: 4.76%) and expected term of 7 years. The exercise prices for options outstanding on December 31, 2001, ranged from €0.02 to €35.00, (2000: €0.02 to €79.19) with a weighted average exercise price of € 8.39 (2000: €15.06) and a remaining weighted average contractual life of 3.98 (2000: 3.87) years.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

      The following table summarizes information about the stock options outstanding December 31, 2001:

				Options Currently
	Options Outstanding			Exercisable

		Weighted Avg.
		Remaining	Weighted Avg.		Weighted Avg.
Range of Exercise Prices (€)	Number	Contract Life	Exercise Price	Number	Exercise Price

0.02 — 1.00	617,500	5.47	0.03	12,500	0.29
1.00 — 5.00	2,458,809	3.18	2.90	1,419,334	2.02
35.00	701,200	5.50	35.00	—	—

Total	3,777,509	3.98	8.39	1,431,834	2.00

15. Restructuring Expenses

      Restructuring expenses are those expenses related to the termination of employees and related compensation expense, and expenses incurred to terminate contracts for equipment and facilities that have no future economic benefit.

      During 2001, Versatel announced two restructurings to create operational synergies as a result of its increased scale of operations. In March of 2001, we announced the first restructuring plan for our operations in The Netherlands and Germany. Under the plan, we identified approximately 300 employees to be terminated. Additionally, in September 2001, we identified approximately 100 employees to be terminated in Belgium as part of the second restructuring plan.

      In total, Versatel recognized a charge of €11.2 million in 2001 to cover employee termination costs and other restructuring costs. As of December 31, 2001, €7.9 million of the €11.2 restructuring reserve has been paid in cash and a total of 413 Versatel employees have been terminated. Versatel expects to use the remaining portion of the restructuring reserve to cover employee termination costs and other restructuring costs for payments by the end of 2002.

16. Extraordinary Items

      Versatel recognized a one time gain of €13.0 million for the year ended December 31, 2001. During the year ended December 31, 2001, Versatel repurchased in the open market €22.1 million in principal amount outstanding of its long-term debt securities utilizing cash from its existing cash balances. We entered into these transactions in an effort to retire a portion of the debt securities that were trading at distressed levels.

17. Taxes

Netherlands

      In general, a Dutch holding company may benefit from the so-called “participation exemption.” The participation exemption is a facility in Dutch corporate tax laws which allows a Dutch company to exempt, from Dutch income tax, any dividend income and capital gains in relation to its participation in subsidiaries which are legal entities residing in The Netherlands or in a foreign country. Capital losses are also exempted, apart from the liquidation losses (under stringent conditions). Any costs in relation to participations, to the extent these participations do not realize Dutch taxable profit, are not deductible. These costs include costs to finance such participations.

      As of December 31, 2001, Versatel Telecom International N.V. and its Dutch Subsidiaries had generated net operating loss (“NOL”) carry forwards for income tax purposes totalling approximately €652 million. For

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

Dutch corporate income tax purposes, NOL carry forwards may be carried forward indefinitely. The current statutory rate for The Netherlands is 35%.

Belgium

      As of December 31, 2001, Versatel Belgium had generated NOL carry forwards for income tax purposes totalling approximately €100 million. For Belgium income tax purposes NOL carry forwards may generally be carried forward indefinitely. The current statutory rate for Belgium is 40%.

Germany

      As of December 31, 2001, the German activities of Versatel had generated NOL carry forwards for income tax purposes totalling approximately €187 million. For German income tax purposes, NOL carry forwards may be carried indefinitely. The current statutory rate for Germany is 39%

      The company has recorded a valuation allowance equal to the total net deferred tax assets as of December 31, 2001 and 2000, due to the uncertainty of realization through future operations. The valuation allowance will be reduced at such time as management believes it is more likely than not that the deferred tax assets will be realized.

	2000	2001

Deferred tax assets	—	—
Operating loss carry forwards	226,128	341,929

Total deferred tax assets	226,128	341,929
Less valuation allowance	(226,128)	(341,929)

Net deferred taxes	—	—

      The difference between the income tax expense provided in the consolidated financial statements and the expected income tax benefit at statutory rates related to the Company’s corporate and foreign subsidiary operations for the years ended December 31, 2001, 2000 and 1999 is reconciled as follows:

	1999	2000	2001

Expected income tax benefit at weighted avg. statutory rate of 37%	73,309	156,058	140,241
Amortization of goodwill	—	(6,556)	(6,469)
IPO costs	6,445	—	—
Stock based compensation	—	(7,256)	(1,993)
Other	444	(2,704)	(7,713)

Valuation allowance	(79,761)	(139,542)	(124,066)

Total income tax benefit	437	—	—

18. Segmental Reporting

      Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information” has been issued and is effective for years beginning after December 15, 1997. SFAS No. 131 requires certain disclosures about business segments of an enterprise.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

Revenues

      Until 1999, Versatel essentially managed its business as one segment. Versatel’s substantial growth during 2000 led us to formally manage its business by different segments according to the geographic locations of its markets: The Netherlands, Germany, and Belgium. Versatel generates revenue by providing a full range of voice, data and Internet services. Versatel has a separate management team for The Netherlands, Germany and Belgium respectively due to the distinct market dynamics of the regions in which we operate and to better serve our customers.

      In addition to our core business of providing broadband services to business customers in the Benelux and northwest Germany, Versatel operates Zon, our residential Internet service provider, to participate in the growing market for consumer Internet services in The Netherlands. Zon’s financial and operating results are included in The Netherlands.

      The key operating performance measures used to evaluate the different segments are revenues and Adjusted EBITDA. The accounting policies of the business segment are the same as those described in Note 2: Significant Accounting Policies.

      In March 2000, we acquired Komtel in Germany. Komtel’s activities include certain premium dial-in services. For these services, Versatel collects per minute fees from Deutsche Telekom and then passes a portion of these fees on to a local content provider. As of April 1, 2001, we report these fees on a net basis, whereby reported revenues only include that portion of the fees from Deutsche Telekom that are not passed on to a local content provider. Until March 31, 2001, we accounted for these services on a gross basis and recognized as revenue all fee amounts received because we determined that it was not materially different than if reported on a net basis and there was no impact on operating loss, loss before income taxes and net loss (after taxes).

      We believe gross billings are an important indicator of the volume of these premium dial-in services and assist comparability to prior periods. Accordingly, this document also discusses the level of gross billings for all periods presented and the cost relating to gross billings which includes the costs passed on to local content providers. References herein to gross billings include all our revenues, plus fee amounts passed on to local content providers for the premium dial-in services offered by Komtel.

      Versatel’s revenues presented on a geographical basis is divided as follows:

	1999	2000	2001

The Netherlands	52,323	105,939	159,241
Belgium	4,417	21,634	35,050
Germany(1)	1,797	53,896	61,442

Total(2)	58,537	181,469	255,733

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the year ended December 31, 2001 amounted to €80.1 million.

(2)	Total gross billings for the year ended December 31, 2001 amounted to €274.4 million.

     Versatel has a substantial business relationship with the GAK-Group in The Netherlands. For the years ended December 31, 2001, 2000 and 1999, the GAK-Group accounted for 4.7%, 6.7% and 15.6% of Operating Revenue amounting to €12.1 million, €12.1 million and €9.1 million in the respective years.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

      Further, Versatel believes the revenues per service by customer type is an important indicator of the evolution of its broadband services product portfolio. Versatel’s revenues on a service by customer type is divided as follows:

	1999	2000	2001

Business customers:
Voice	31,695	70,833	95,551
Data	14,109	25,909	45,616
Internet	4,942	26,378	38,109
Residential customers:
Voice	405	9,012	13,776
Internet	286	11,650	13,530
Carrier Services customers:
Voice(1)	5,194	18,098	16,985
Data	1,906	10,982	9,165
Other(2)	—	8,607	23,001

Total(3)	58,537	181,469	255,733

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the twelve months ended December 31, 2001 amounted to €35.6 million.

(2)	Other sales consists of asset sales of telecommunications infrastructure, see also note 19.

(3)	Total gross billings for the year ended December 31, 2001 amounted to €274.4 million.

Adjusted EBITDA

      Versatel’s Adjusted EBITDA presented on a geographical basis is divided as follows:

	1999	2000	2001

The Netherlands	(47,275)	(81,426)	(12,764)
Belgium	(9,165)	(19,183)	(24,283)
Germany	(930)	(57,847)	(27,233)

Total consolidated Adjusted EBITDA	(57,370)	(158,456)	(64,280)

Stock based compensation	(12,557)	(7,034)	(5,695)
Tax penalties	—	—	(2,978)
Restructuring expense	—	—	(11,240)

Total consolidated EBITDA	(69,927)	(165,490)	(84,193)

      Management allocates both network services and corporate overhead costs to The Netherlands because the Company’s headquarters, including the network operating center, are located at Versatel’s main office in Amsterdam, The Netherlands.

Fixed assets

      Due to the integrated nature of our activities a meaningful breakdown of the fixed assets between services per customer type is not presented here.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

      Versatel’s fixed assets presented on a geographical basis is divided as follows:

	1999	2000	2001

The Netherlands	142,317	346,494	460,141
Belgium	10,968	76,634	106,918
Germany	79,409	168,263	247,181

Total	232,694	591,391	814,240

19. Non-monetary transactions

      Based on Versatel’s business plan certain assets have been categorized as assets held for sale within fixed assets. For the year ended December 31, 2001 and December 31, 2000 approximately €23.0 million and €4.8 million of Versatel’s revenues were derived from customers from which Versatel also purchased assets for use in its own network. The assets purchased have been recorded as purchases of property, plant and equipment and include the international fiber and capacity that Versatel required to complete its international network. The gains realized on these transactions in 2001 and 2000 amounted to €18.7 million and €4.0 million respectively. For these revenues, we applied the accounting principle for non-monetary transactions. These transactions are not reflected in the consolidated statements of cash flows. Taking the non-monetary transactions of 2001 into consideration the gross capital expenditures amounted to €274.9 million.

20. Result from Investing Activities

      Result from investing activities decreased by €3.1 million from €3.1 million for year ended December 31, 2000, to €0.0 million for the year ended December 31, 2001. In 2001 we realized a book gain of €0.1 million on the sale of Keys-Tone in Belgium, while took an impairment on our investment in Bornet in Germany of €0.1 million. The €3.1 million loss in 2000 resulted from the application of the equity accounting method of our investment in Versapoint of €9.1 million loss whilst we realized a profit with the sale of Telebel in Germany for €4.1 million, and a profit with the sale of Speedport for €1.9 million.

21. Other assets impairments

      On 29 December 2000, Versatel made a one-time payment to NorthPoint of €7.0 million in order to purchase NorthPoint’s 50% stake in Versapoint, amongst other things. In conjunction with this transaction, Versatel has restructured the Versapoint business to facilitate integration. Accordingly, Versatel performed a strategic review of Versapoint and the pan-European and wholesale scope of the original Versapoint venture has been altered to match Versatel’s retail operations in the Benelux and Northwestern German regions. The strategic review triggered an impairment review of long-lived assets on the 50% stake already owned by Versatel. We wrote-down Versapoint’s long-lived assets based on detailed review of usable assets. Accordingly, Versatel recorded a noncash impairment charge of €12.8 million.

22. Other Expenses

      Versatel did not recognize any other income or expense during 2001. Versatel wrote down its minority interest in Internet Ventures Group B.V. and Cedron B.V. amounting to €2.3 million in 2000. An additional loss of €3.1 million of dialer equipment was recognized in 2000.

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

23. Rent and Operating Lease Commitments

      Future minimum commitments in connection with rent and other operating lease agreements are as follows at December 31, 2001:

2002	15,263
2003	14,366
2004	12,164
2005	9,437
2006	8,955
2007 and further	33,603

Total	93,788

      Rent and operating lease expenses amounted to approximately €2.1 million in 1999, €15.2 million in 2000 and €19.9 million in 2001. The main part of future commitments relates to the renting of Points-of-Presence for a ten-year period.

24. Commitments not reflected in the Balance Sheet

      Commitments in connection with the rollout of Versatel’s capital expenditures relating to customer connections and network build, not yet recorded on the balance sheet amount to approximately €20.2 million as of December 31, 2001.

25. Legal Proceeding

      In October 2000 we were informed by the public prosecutor in The Netherlands of potential civil and criminal tax liabilities relating to certain employee stock options granted prior to our initial public offering in July 1999. Although we consulted with our Dutch tax advisors and the Dutch tax authorities prior to issuing these options and we believe the tax treatment of these options was correct, we have agreed with the public prosecutor to a payment of €3.0 million, whereby all criminal charges will be dropped, without any admission of guilt by us. The Company intends to challenge the views of the Dutch tax authorities regarding the valuation of the aforementioned employee stock options. We have not made any provision for the additional potential tax exposure, which could amount to up to approximately €10.0 million. Should the Company be successful in its case with the Dutch tax authorities, we intend to attempt to reclaim all or part of the potential settlement that has been reached with the public prosecutor.

      On November 19, 2001, a class action complaint was filed in the Southern District of New York against Versatel, certain of its officers and directors and certain underwriters of the Versatel’s initial public offering alleging violations of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleges that Versatel’s prospectus was false or misleading in that it failed to disclose (i) that the underwriters allegedly were paid excessive commissions by certain customers in return for receiving shares in the initial public offering and (ii) that certain of the underwriters’ customers allegedly agreed to purchase additional shares of Versatel in the aftermarket in return for an allocation of shares in the initial public offering. Plaintiff contends that, as a result of those omissions from the prospectus, the price of Versatel’s stock was artificially inflated between July 23, 1999 and December 6, 2000 and that the defendants are liable for unspecified damages to those persons who purchased stock during that period. Hundreds of cases against numerous other issuers and their underwriters that make similar allegations involving the initial public offerings of those issuers were consolidated before a single judge on

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

August 9, 2001 for purposes of pretrial motions and discovery only. The action against Versatel has been consolidated along with those cases. The Company intends to contest the action vigorously.

      If some of the holders of the notes that are not represented by the ad hoc committee are not satisfied with the terms of our proposed exchange offer, they may commence litigation or liquidation proceedings against us. Any such proceedings may divert management attention and could have a material adverse effect on our business and financial condition and on our restructuring.

      Versatel has filed complaints in the past with the European Commission, with OPTA and the Minister of Transport and Waterways in The Netherlands, in Belgium, with the BIPT, as part of its regulatory strategy. We also make routine filings with the regulatory agencies and governmental authorities in the countries in which we operate or intend to operate.

      Versatel is from time to time involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which Versatel is a party will have a material adverse effect on our financial position or results of operations.

26. Subsequent Events

      Effective January 1, 2002, a legal merger took place within the Versatel group in The Netherlands, by which Versatel Telecom Netherlands B.V., Svianed B.V., 7-Klapper Beheer B.V., Vuurwerk Internet B.V. and Vuurwerk Access B.V. amalgamated into Versatel Telecom Europe B.V. Subsequently, the statutory name of Versatel Telecom Europe B.V. was changed into Versatel Nederland B.V. These changes in the corporate structure are part of a corporate clean-up within the entire Versatel group. A similar operation is currently in process within the Belgium operating companies. We further incorporated Versatel Finance B.V.

      On January 15, 2002 Versatel Deutschland Holding GmbH purchased an additional 2% interest in Komtel from Stadtwerke Flensburg GmbH, the former shareholder, increasing Versatel’s interest to 82%. An amendment to the existing share and purchase agreement was signed for this purpose. It was further agreed upon to postpone the exercise of the option for the sale of the remaining 18% shareholding (against a purchase price of €13.9 million). The option is now exercisable between July 1 and July 15 in each of 2002, 2003, 2004 or 2005. Versatel Deutschland Holding GmbH is further to ensure a minimum of 200 full time employees (as opposed to 140 employees before) to be employed in the city of Flensburg until the option is exercised. If these criteria are not met, a penalty of a maximum of €0.8 million is due to Stadtwerke Flensburg GmbH.

      On March 5, 2002, Versatel was put on the “penalty bench” (strafbankje) by Euronext Amsterdam after indicating to Euronext Amsterdam that it believed it had a negative equity position. Versatel has confirmed with Euronext Amsterdam that while the penalty bench serves as a warning sign to investors that Versatel has a negative equity position, it will not result in Versatel being “de-listed” from the Euronext Amsterdam exchange. The penalty bench will also not affect how Versatel trades or its ability to remain a listed stock on the Official Segment of Euronext Amsterdam N.V.

      On March 20, 2002, the Stichting Continuïteit Versatel Telecom International agreed with Versatel and certain noteholders that it will not exercise its call option of the preference shares B until the completion of our financial restructuring or until the termination of the lock-up agreement (other than as a result of the completion of our financial restructuring).

      On March 20, 2002, the Stichting Prioriteit Versatel Telecom International agreed with Versatel and certain noteholders that it would not exercise its call option on the priority share until the completion of our

VERSATEL TELECOM INTERNATIONAL N.V.

Notes to the consolidated financial statements — (continued)

(Amounts in thousands of euro, except for share and per share amounts)

financial restructuring or until the termination of the lock-up agreement (other than as a result of the completion of our financial restructuring).

      On March 21, 2002, Versatel announced that it had reached an agreement with an ad hoc committee of holders of its notes in respect of a revised exchange offer and consent solicitation. The committee is part of a wider group of holders of notes that collectively owns approximately 74% of the initial principal amount of outstanding notes. The committee collectively holds approximately 33% of such notes.

      Additionally, Gary Mesch, the current Supervisory Board Chairman, founder and former CEO, has announced that upon successful completion of the restructuring he will resign from the Supervisory Board.

      Daniel Hayes has resigned as Chief Information Officer.

PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY

Versatel Telecom International N.V.

Hullenbergweg 101
1101 CL Amsterdam-Zuidoost
The Netherlands

INDEPENDENT AUDITORS

Arthur Andersen

Prof. W.H. Keesomlaan 8
1183 DJ Amstelveen
The Netherlands

LEGAL ADVISERS

To the Company as to U.S. Law Shearman & Sterling 9 Appold Street London EC2A 2AP England	To the Company as to Dutch Law Stibbe Strawinskylaan 2001 1077 ZZ Amsterdam The Netherlands
To the Dealer Managers as to U.S. Law Simpson Thacher & Bartlett One Ropemaker Street City Point London EC2Y 9HU England	To the Dealer Managers as to Dutch Civil and Corporate Law De Brauw Blackstone Westbroek N.V. Tripolis 300 Burgerweeshuispad 301 1076 HR Amsterdam The Netherlands

TAX ADVISOR

Arthur Andersen

Prof. W.H. Keesomlaan 8
1183 DJ Amstelveen
The Netherlands

EXCHANGE AGENT

The Bank of New York

One Canada Square
London E14 5AL
England

INFORMATION AGENT

D.F. King & Co., Inc. 77 Water Street New York, New York 10005 U.S.A. Banks and Brokers call collect: (1 212) 269 5550 All Others Call Toll Free: (1 800) 431 9633	D.F. King (Europe) Limited 2 London Wall Buildings London Wall London EC2M 5PP England Call collect: (44 20) 7920 9700

DEALER MANAGERS

Lehman Brothers One Broadgate London EC2M 7HA England	Morgan Stanley 25 Cabot Square Canary Wharf London E14 4QA England

The information in the prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION) DATED MARCH 28, 2002

Versatel Telecom International N.V.

Solicitation of votes from shareholders in respect of a plan of reorganization to be filed as part of a chapter 11 proceeding in a U.S. bankruptcy court and offering of warrants to shareholders

      Versatel is soliciting the vote of its shareholders in favor of a plan of reorganization under chapter 11 of the U.S. Bankruptcy Code. The solicitation of votes from Versatel’s shareholders forms part of a financial restructuring of Versatel. The principal components of Versatel’s financial restructuring are as follows:

•	Versatel is offering to exchange up to 100% of its outstanding high yield notes and convertible notes for cash and shares of Versatel. Concurrently with the exchange offer, Versatel is soliciting the consent of holders of its high yield notes to amend the indentures that govern such notes and the consent of holders of its convertible notes to amend the terms and conditions of such notes.

•	Concurrently with the exchange offer, Versatel is also soliciting the vote of the holders of its high yield notes and convertible notes in favor of a plan of composition (ontwerp van akkoord) under section 252 of the Netherlands Bankruptcy Act (Faillissementswet) and the vote of the holders of its high yield notes, the holders of its convertible notes and its shareholders in favor of a plan of reorganization under chapter 11 of the U.S. bankruptcy code.

•	Versatel is also soliciting the irrevocable waiver of holders of its high yield notes and holders of its convertible notes of any and all defaults relating to the exchange offer and consent solicitation, any plan of composition, any plan of reorganization and, conditional upon the completion of restructuring, any claims against Versatel, its officers and directors for violation of securities laws.

•	As part of the exchange offer and any court approved financial restructuring, Versatel will issue to its shareholders, at no cost to them, one warrant for every 4.8 ordinary shares or ADSs held by such shareholder. Each warrant will entitle the holder thereof to one ordinary share of Versatel at an exercise price of €1.50 per share exercisable at any time within two years after issuance.

•	Application will be made to list the warrants on the Official Segment of Euronext Amsterdam N.V.

      Neither the Securities and Exchange Commission, any state securities commission nor any court in the United States or The Netherlands has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

      This investment involves risks. We urge you to read the “Risk Factors” section of this prospectus beginning on page 26, which describes specific risks associated with the exchange offer and consent solicitation.

The date of this prospectus is                     , 2002.

W-1

      This prospectus contains important information regarding the exchange offer and the other components of Versatel’s financial restructuring. We urge our shareholders to carefully read this prospectus — including the attached document — before making any decision whether or not to vote in favor of the plan of reorganization. The attached document which has been furnished to the holders of Versatel’s outstanding high yield notes and convertible notes in connection with Versatel’s exchange offer and consent solicitation, forms an integral part of this prospectus and contains important information for our shareholders.

What are the benefits for our shareholders in voting in favor the plan of reorganization?

      If you as a shareholder in our company vote in favor of the plan of reorganization, and the plan of reorganization is confirmed, your interest in our company will be significantly diluted and at the same time our cash balance will be substantially reduced. However, we will have eliminated almost all of our indebtedness and almost all of our interest expense and as a result we will have a much stronger financial position. Furthermore, we will no longer be subject to the restrictive covenants and other provisions contained in the indentures that govern our high yield notes, which will increase our operating flexibility. In addition, we will issue to our existing shareholders, upon completion of our financial restructuring, whether effected through the exchange offer, a suspension of payments proceeding in The Netherlands or a chapter 11 proceeding in the United States, at no cost to them, one warrant for every 4.8 ordinary shares or ADSs held by such shareholder. Each warrant will entitle the holder thereof during a period of two years from issuance to receive one ordinary share at an exercise price of €1.50 per share. No fractional warrants will be issued and the number of warrants to be issued to each shareholder will be rounded down to the nearest whole warrant. Application will be made to list the warrants on the Official Segment of Euronext Amsterdam N.V.

How do you vote in favor of the plan of reorganization?

      A shareholder wishing to vote in favor of the plan of reorganization should complete the ballot, accompanying this prospectus document and send the executed ballot to the exchange agent at the address set forth in this prospectus and on the ballot.

Further Information

      Our principal executive office is located at: Hullenbergweg 101, 1101 CL Amsterdam-Zuidoost, The Netherlands; telephone number: (31 20) 750 1000. For more information regarding our business and operations, please see the sections in this prospectus entitled “Operating and Financial Review and Prospects” and “The Company”.

W-2

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.     Indemnification of Directors and Officers

      Netherlands law does not prohibit indemnification of directors, employees and agents of corporations. The Company has obtained liability insurance for its directors, employees and agents. Under Netherlands law, the legal reasonableness and fairness test means that such indemnity cannot be relied on where the individual has been grossly negligent, fraudulent or dishonest.

Item 21.     Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibits			Description

2	.1*	—	Plan of Composition
2	.2*	—	Plan of Reorganization
3	.1(1)	—	Deed of Incorporation and Articles of Association (as amended) of the Company
4	.1(2)	—	Form of Note for the Registrant’s 13 1/4% Senior U.S. Dollar Notes due 2008 (contained in Indenture filed as Exhibit 4.2)
4	.2(2)	—	Indenture relating to the Registrant’s 13 1/4% Senior U.S. Dollar Notes due 2008, dated May 27, 1998, between the Company and U.S. Trust Company of New York, as Trustee
4.3		—	Form of Supplemental Indenture, supplementing the indenture relating to the Registrant’s 13 1/4% Senior U.S. Dollar Notes due 2008, dated May 27, 1998, between the Company and U.S. Trust Company of New York, as Trustee
4	.4(3)	—	Form of Note for the Registrant’s 13 1/4% Senior U.S. Dollar Notes due 2008 (contained in Indenture filed as Exhibit 4.4)
4	.5(3)	—	Indenture relating to the Registrant’s 13 1/4% Senior U.S. Dollar Notes due 2008, dated December 3, 1998, between the Company and U.S. Trust Company of New York, as Trustee
4.6		—	Form of Supplemental Indenture, supplementing the indenture relating to the Registrant’s 13 1/4% Senior U.S. Dollar Notes due 2008, dated December 3, 1998, between the Company and U.S. Trust Company of New York, as Trustee
4	.7(4)	—	Form of Note for the Registrant’s 11 7/8% Senior U.S. Dollar Notes due 2009 (contained in Indenture filed as Exhibit 4.6)
4	.8(4)	—	Indenture relating to the Registrant’s 11 7/8% Senior U.S. Dollar Notes due 2009, dated July 23, 1999, between the Company and U.S. Trust Company of New York, as Trustee
4.9		—	Form of Supplemental Indenture, supplementing the indenture relating to the Registrant’s 11 7/8% Senior U.S. Dollar Notes due 2009, dated July 23, 1999, between the Company and U.S. Trust Company of New York, as Trustee
4	.10(4)	—	Form of Note for the Registrant’s 11 7/8% Senior Euro Notes due 2009 (contained in Indenture filed as Exhibit 4.8)
4	.11(4)	—	Indenture relating to the Registrant’s 11 7/8% Senior Euro Notes due 2009, dated July 23, 1999, between the Company and U.S. Trust Company of New York, as Trustee
4.12		—	Form of Supplemental Indenture, supplementing the indenture relating to the Registrant’s 11 7/8% Senior Euro Notes due 2009 dated July 23, 1999, between the Company and U.S. Trust Company of New York, as Trustee
4	.13(5)	—	Form of Note for the Registrant’s 11 1/4% Senior Euro Notes due 2010 (contained in Indenture filed as Exhibit 4.10)
4	.14(5)	—	Indenture relating to the Registrant’s 11 1/4% Senior Euro Notes due 2010, dated March 30, 2000, between the Company and The Bank of New York, as Trustee

Exhibits			Description

4.15		—	Form of Supplemental Indenture, supplementing the indenture relating to the Registrant’s 11 1/4% Senior Euro Notes due 2010, dated March 30, 2000, between the Company and The Bank of New York, as Trustee
4	.16(6)	—	Principal Paying Agent, Conversion Agent, Conversion Calculation Agent and Registrar Agreement, dated December 17, 1999, between the Company and ING Bank N.V.
4.17		—	Form of Amended Principal Paying Agent, Conversion Agent, Conversion Calculation Agent and Registrar Agreement, between the Company and ING Bank N.V. relating to the Registrant’s 4% Senior Convertible Notes due 2004
4	.18(6)	—	Principal Paying Agent, Conversion Agent, Conversion Calculation Agent and Registrar Agreement, dated March 20, 2000, between the Company and ING Bank N.V.
4.19		—	Form of Amended Principal Paying Agent, Conversion Agent, Conversion Calculation Agent and Registrar Agreement, between the Company and ING Bank N.V. relating to the Registrant’s 4% Senior Convertible Notes due 2005
5	.1*	—	Opinion of Stibbe regarding the legality of the securities being registered
8	.1*	—	Opinion of Shearman & Sterling regarding tax matters
12.1		—	Statements re computation of earnings to fixed charges
21.1		—	List of subsidiaries
23.1		—	Consent of Shearman & Sterling (included as part of Exhibit 8.1)
23.2		—	Consent of Stibbe (included as part of Exhibit 5.1)
23.3		—	Consent of Arthur Andersen
23.4		—	Consent of BDO Nordwestdeutsche Treuhand Gesellschaft mit beschränkter Haftung Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft
24.1		—	Power of Attorney (included on the signature pages of this Registration Statement)
99	.1*	—	Letter of Transmittal
99	.2*	—	Notice of Guaranteed Delivery
99	.3*	—	Form of Ballot/Proxy in respect of the Plan of Composition and the Plan of Reorganization
99.4		—	Letter regarding representations by Arthur Andersen pursuant to SEC Release 33-8070

*	Exhibit to be filed by amendment.

(1)	Previously filed as exhibit to the Company’s Registration Statement on Form F-1 (File number 333-81333) initially filed with the Commission on June 23, 1999 and incorporated herein by reference.

(2)	Previously filed as exhibit to the Company’s Registration Statement on Form F-4 (File number 333-59979) initially filed with the Commission on July 27, 1998 and incorporated herein by reference.

(3)	Previously filed as exhibit to the Company’s Registration Statement on Form F-4 (File number 333-70449) filed with the Commission on January 12, 1999 and incorporated herein by reference.

(4)	Previously filed as exhibit to the Company’s Registration Statement on Form F-1 (File number 333-81329) initially filed with the Commission on June 22, 1999 and incorporated herein by reference.

(5)	Previously filed as exhibit to the Company’s Registration Statement on Form F-4 (File number 333-43938) filed with the Commission on August 16, 2000 and incorporated herein by reference.

(6)	Previously filed as exhibit to the Company’s Registration Statement on Form 20-F (File number 333-59979) filed with the Commission on March 30, 2001 and incorporated herein by reference.

(b) Financial Statement Schedules

(1) Financial Statements

      The financial statements filed as part of this Registration Statement are listed in the Index to Financial Statements on page F-1.

(2) Schedules

      The financial statement schedules of the Company have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or notes thereto.

Item 22 Undertakings

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

      Insofar as indemnification arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Amsterdam, State of The Netherlands, on the 28th day of March, 2002.

VERSATEL TELECOM INTERNATIONAL N.V.

By:	/s/ RAJ M. RAITHATHA

Raj M. Raithatha
Managing Director and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this amendment to the Company’s Registration Statement has been signed below by the following persons in the capacities indicated on the 28th day of March, 2002.

Signature	Title

/s/ RAJ M. RAITHATHA Raj M. Raithatha	Managing Director (principal executive officer)

/s/ MARK R. LAZAR Mark R. Lazar	Chief Financial Officer (principal financial and accounting officer)

* R. Gary Mesch	Supervisory Director

* Leo W.A.M. van Doorne	Supervisory Director

* Sander van Brummelen	Supervisory Director

* Hans G. Wackwitz	Supervisory Director

* James R. Meadows	Supervisory Director

* H.S. Jörg Mohaupt	Supervisory Director

*	By Raj M. Raithatha by power of attorney

AUTHORIZED REPRESENTATIVE

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the undersigned in the capacity indicated on the 28th day of March, 2002.

Name	Capacity

/s/ DONALD J. PUGLISI Donald J. Puglisi	Managing Director of Puglisi & Associates

INDEX TO EXHIBITS

Exhibits			Description

2	.1*	—	Plan of Composition
2	.2*	—	Plan of Reorganization
3	.1(1)	—	Deed of Incorporation and Articles of Association (as amended) of the Company
4	.1(2)	—	Form of Note for the Registrant’s 13 1/4% Senior U.S. Dollar Notes due 2008 (contained in Indenture filed as Exhibit 4.2)
4	.2(2)	—	Indenture relating to the Registrant’s 13 1/4% Senior U.S. Dollar Notes due 2008, dated May 27, 1998, between the Company and U.S. Trust Company of New York, as Trustee
4.3		—	Form of Supplemental Indenture, supplementing the indenture relating to the Registrant’s 13 1/4% Senior U.S. Dollar Notes due 2008, dated May 27, 1998, between the Company and U.S. Trust Company of New York, as Trustee
4	.4(3)	—	Form of Note for the Registrant’s 13 1/4% Senior U.S. Dollar Notes due 2008 (contained in Indenture filed as Exhibit 4.4)
4	.5(3)	—	Indenture relating to the Registrant’s 13 1/4% Senior U.S. Dollar Notes due 2008, dated December 3, 1998, between the Company and U.S. Trust Company of New York, as Trustee
4.6		—	Form of Supplemental Indenture, supplementing the indenture relating to the Registrant’s 13 1/4% Senior U.S. Dollar Notes due 2008, dated December 3, 1998, between the Company and U.S. Trust Company of New York, as Trustee
4	.7(4)	—	Form of Note for the Registrant’s 11 7/8% Senior U.S. Dollar Notes due 2009 (contained in Indenture filed as Exhibit 4.6)
4	.8(4)	—	Indenture relating to the Registrant’s 11 7/8% Senior U.S. Dollar Notes due 2009, dated July 23, 1999, between the Company and U.S. Trust Company of New York, as Trustee
4.9		—	Form of Supplemental Indenture, supplementing the indenture relating to the Registrant’s 11 7/8% Senior U.S. Dollar Notes due 2009, dated July 23, 1999, between the Company and U.S. Trust Company of New York, as Trustee
4	.10(4)	—	Form of Note for the Registrant’s 11 7/8% Senior Euro Notes due 2009 (contained in Indenture filed as Exhibit 4.8)
4	.11(4)	—	Indenture relating to the Registrant’s 11 7/8% Senior Euro Notes due 2009, dated July 23, 1999, between the Company and U.S. Trust Company of New York, as Trustee
4.12		—	Form of Supplemental Indenture, supplementing the indenture relating to the Registrant’s 11 7/8% Senior Euro Notes due 2009 dated July 23, 1999, between the Company and U.S. Trust Company of New York, as Trustee
4	.13(5)	—	Form of Note for the Registrant’s 11 1/4% Senior Euro Notes due 2010 (contained in Indenture filed as Exhibit 4.10)
4	.14(5)	—	Indenture relating to the Registrant’s 11 1/4% Senior Euro Notes due 2010, dated March 30, 2000, between the Company and The Bank of New York, as Trustee
4.15		—	Form of Supplemental Indenture, supplementing the indenture relating to the Registrant’s 11 1/4% Senior Euro Notes due 2010, dated March 30, 2000, between the Company and The Bank of New York, as Trustee
4	.16(6)	—	Principal Paying Agent, Conversion Agent, Conversion Calculation Agent and Registrar Agreement, dated December 17, 1999, between the Company and ING Bank N.V.
4.17		—	Form of Amended Principal Paying Agent, Conversion Agent, Conversion Calculation Agent and Registrar Agreement, between the Company and ING Bank N.V. relating to the Registrant’s 4% Senior Convertible Notes due 2004
4	.18(6)	—	Principal Paying Agent, Conversion Agent, Conversion Calculation Agent and Registrar Agreement, dated March 20, 2000, between the Company and ING Bank N.V.
4.19		—	Form of Amended Principal Paying Agent, Conversion Agent, Conversion Calculation Agent and Registrar Agreement, between the Company and ING Bank N.V. relating to the Registrant’s 4% Senior Convertible Notes due 2005

Exhibits			Description

5	.1*	—	Opinion of Stibbe regarding the legality of the securities being registered
8	.1*	—	Opinion of Shearman & Sterling regarding tax matters
12.1		—	Statements re computation of earnings to fixed charges
21.1		—	List of subsidiaries
23.1		—	Consent of Shearman & Sterling (included as part of Exhibit 8.1)
23.2		—	Consent of Stibbe (included as part of Exhibit 5.1)
23.3		—	Consent of Arthur Andersen
23.4		—	Consent of BDO Nordwestdeutsche Treuhand Gesellschaft mit beschränkter Haftung Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft
24.1		—	Power of Attorney (included on the signature pages of this Registration Statement)
99	.1*	—	Letter of Transmittal
99	.2*	—	Notice of Guaranteed Delivery
99	.3*	—	Form of Ballot/Proxy in respect of the Plan of Composition and the Plan of Reorganization
99.4		—	Letter regarding representations by Arthur Andersen pursuant to SEC Release 33-8070

*	Exhibit to be filed by amendment.

(1)	Previously filed as exhibit to the Company’s Registration Statement on Form F-1 (File number 333-81333) initially filed with the Commission on June 23, 1999 and incorporated herein by reference.

(2)	Previously filed as exhibit to the Company’s Registration Statement on Form F-4 (File number 333-59979) initially filed with the Commission on July 27, 1998 and incorporated herein by reference.

(3)	Previously filed as exhibit to the Company’s Registration Statement on Form F-4 (File number 333-70449) filed with the Commission on January 12, 1999 and incorporated herein by reference.

(4)	Previously filed as exhibit to the Company’s Registration Statement on Form F-1 (File number 333-81329) initially filed with the Commission on June 22, 1999 and incorporated herein by reference.

(5)	Previously filed as exhibit to the Company’s Registration Statement on Form F-4 (File number 333-43938) filed with the Commission on August 16, 2000 and incorporated herein by reference.

(6)	Previously filed as exhibit to the Company’s Registration Statement on Form 20-F (File number 333-59979) filed with the Commission on March 30, 2001 and incorporated herein by reference.